FORTIS

Financial Statements 2008

FINANCIAL REPORT



Key figures

These key figures refer to the scope of Fortis at 31 December 2008.

Net profit
(in EUR million)



2007
2008
3,994
(28,022)
Total
3,910
40
522
13
6
(446)
(629)
(32)
(27,412)
Insurance Belgium
Insurance International[1]
General
Eliminations
Result discontinued operations

Insurance Belgium: Life
(in EUR million)



6,151
344
425
-22%
4,817
(77)
(85)
2007
2008
Gross inflow
Operating margin
Net profit

Insurance Belgium: Non-Life
(in EUR million)



1,367
137
97
+7%
1,465
-15%
117
-6%
91
2007
2008
Gross inflow
Operating margin
Net profit

Insurance International: Life
(in EUR million)



3,911
99
76
+5%
4,102
(57)
(65)
2007
2008
Gross inflow[2]
Operating margin
Net profit

Insurance International: Non-Life
(in EUR million)



1,360
(53)
(36)
-10%
1,228
104
65
2007
2008
Gross inflow[2]
Operating margin
Net profit

[1] The 2008 net result was break-even. [2] Excluding non-consolidated companies.

Insurance Belgium

(in EUR million)	2008	2007
Gross inflow		
• Life	4,817	6,151
• Non-Life	1,465	1,367
Operating costs	(405)	(389)
Net profit	6	522
Combined ratio (Non-Life)	100.9%	100.4%
FTEs (year-end)	5,542	5,298

Insurance International

(in EUR million)	2008	2007
Gross inflow[2]		
• Life	4,102	3,911
• Non-Life	1,228	1,360
Operating costs	(393)	(410)
Net profit	0	40
Combined ratio (Non-Life)	98.4%	114.0%
FTEs (year-end)	4,718	4,684

Number of employees
(in FTEs)



181
Total
10,163
4,684
5,298
2007
114
Total
10,374
4,718
5,542
2008
Insurance Belgium
Insurance International
General

FORTIS

Fortis Financial Statements 2008

Fortis Consolidated Financial Statements

Report of the Board of Directors of Fortis SA/NV and Fortis N.V.

Fortis SA/NV Financial Statements

Fortis N.V. Financial Statements

Contents

Introduction 7

Fortis Consolidated Financial Statements 2008 9

Consolidated balance sheet 10

Consolidated income statement 11

Consolidated statement of changes in equity 12

Consolidated cash flow statement 13

General Notes 15

1 **Legal structure** 16

2 **Accounting policies** 17

2.1 General 17
2.2 Accounting estimates 18
2.3 Changes in accounting policies 19
2.4 Segment reporting 21
2.5 Consolidation principles 21
2.6 Foreign currency 22
2.7 Trade and settlement date 23
2.8 Offsetting 23
2.9 Classification and measurement of financial assets and liabilities 24
2.10 Fair value of financial instruments 25
2.11 Measurement of impaired assets 26
2.12 Cash and cash equivalents 27
2.13 Due from banks and due from customers 27
2.14 Sale and repurchase agreements and lending/borrowing securities 28
2.15 Assets and liabilities held for trading 28
2.16 Investments 28
2.17 Leasing 30
2.18 Investments related to unit-linked contracts 30
2.19 Reinsurance and other receivables 31
2.20 Property, plant and equipment 31
2.21 Goodwill and other intangible assets 32
2.22 Deferred acquisition costs 34
2.23 Non-current assets held for sale and discontinued operations 34
2.24 Derivative financial instruments and hedging 35
2.25 Securitisations 36
2.26 Liabilities arising from insurance and investment contracts 36
2.27 Liabilities related to unit-linked contracts 39
2.28 Debt certificates, subordinated liabilities and other borrowings 39
2.29 Employee benefits 39
2.30 Provisions, contingencies, commitments and financial guarantees 41
2.31 Equity 42
2.32 Interest income and expense 42
2.33 Gross premium income, claims and benefits 43
2.34 Realised and unrealised gains and losses 43
2.35 Fee and commission income 44
2.36 Transaction costs 44
2.37 Borrowing costs 44
2.38 Income tax expenses 45
2.39 Earnings per share 45

3	**Acquisitions and disposals**	**46**
3.1	Discontinued operations in 2008	46
3.2	Discontinued operations in 2007	49
3.3	Acquisitions	49
3.4	Assets and liabilities of acquisitions and disposals	50
4	**Shareholders' equity**	**51**
4.1	Ordinary shares	51
4.2	Cumulative preference shares Fortis N.V.	52
4.3	Other reserves	53
4.4	Currency translation reserve	54
4.5	Unrealised gains and losses included in Shareholders' equity	54
4.6	Dividend	55
5	**Minority interests**	**56**
6	**Earnings per share**	**57**
7	**Risk management**	**59**
7.1	Introduction	59
7.2	Risk management organisation	60
7.3	Financial Risk	61
7.4	Insurance Risk	75
7.5	Liquidity Risk	81
7.6	Operational risk	83
8	**Supervision and solvency**	**85**
8.1	Fortis consolidated	85
8.2	Insurance	85
8.3	General Account	85
8.4	Fortis core equity target and total capital	85
9	**Post-employment benefits, other long-term employee benefits and termination benefits**	**88**
9.1	Post-employment benefits	88
9.2	Other long-term employee benefits	94
9.3	Termination benefits	96
10	**Employee share option and share purchase plans**	**97**
10.1	Employee-share options	97
10.2	Shares offered to staff	100
10.3	Restricted shares	100
11	**Remuneration of Board Members and Executive Managers**	**101**
11.1	Remuneration of the Board of Directors	101
11.2	Remuneration of Fortis Executive Managers	104
12	**Audit fees**	**111**
13	**Related parties**	**112**
14	**Information on segments**	**114**
14.1	General information	114
14.2	Fortis Insurance Belgium	114
14.3	Fortis Insurance International	115
14.4	General Account	115
14.5	Balance sheet by business segment	116
14.6	Income statement by business segment split in life and non-life	118
14.7	Technical result insurance	120
14.8	Other segment information on Non-life insurance	121
14.9	Geographic segmentation	121

Notes to the balance sheet **123**

15 Cash and cash equivalents **124**

16 Assets and liabilities held for trading **125**

16.1 Assets held for trading 125

16.2 Liabilities held for trading 125

16.3 Valuation techniques 126

17 Due from banks **127**

18 Due from customers **128**

19 Investments **130**

19.1 Investments held to maturity 130

19.2 Investments available for sale 131

19.3 Investments held at fair value through profit or loss 134

19.4 Structured Credit Instruments 134

19.5 Real estate 136

19.6 Investments in associates and joint ventures 138

20 Reinsurance and other receivables **139**

21 Property, plant and equipment **141**

22 Goodwill and other intangible assets **144**

23 Accrued interest and other assets **148**

24 Due to banks **149**

25 Due to customers **150**

26 Liabilities arising from insurance and investment contracts **151**

27 Liabilities related to unit-linked contracts **153**

28 Debt certificates **154**

29 Subordinated liabilities **155**

29.1 FRESH 155

29.2 CASHES 157

29.3 MCS 159

29.4 Fortis Capital Funding Trusts 160

29.5 Fortis Capital Company 160

29.6 Fortis Bank Tier 1 debt securities 2001 161

29.7 Fortis Bank Tier 1 debt securities 2004 161

29.8 Fortis Hybrid Financing 161

29.9 Other subordinated liabilities 162

29.10 Held at fair value through profit and loss 162

30 Other borrowings **163**

31 Provisions **164**

32 Current and deferred tax liabilities **165**

33 Accrued interest and other liabilities **167**

34 Derivatives **168**

34.1 Derivatives held for trading 170

34.2 Derivatives held for hedging purposes 172

35 Fair value of financial assets and financial liabilities **173**

Notes to the income statement **177**

36 Interest income **178**

37 Insurance premiums **179**

38 Dividend and other investment income 181
39 Realised capital gains and losses on investments 181
40 Other realised and unrealised gains and losses 182
41 Fee and commission income 182
42 Other income 183
43 Interest expenses 184
44 Insurance claims and benefits 184
45 Change in impairments 185
46 Fee and commission expenses 185
47 Depreciation and amortisation of tangible and intangible assets 185
48 Staff expenses 186
49 Other expenses 186
50 Income tax expenses 187

Notes to off-balance sheet items 189
51 Commitments and guarantees 190
52 Contingent liabilities 191
53 Lease agreements 193
54 Assets under management 194
55 Post-balance sheet date events 195

Statement of the Board of Directors 201

Report of the Board of Directors of Fortis SA/NV and Fortis N.V. 203
Board of Directors, Statutory Auditor and Auditor 204

Fortis SA/NV Financial Statements 2008 217

Fortis N.V. Financial Statements 2008 237
Other information 251
Stichting Continuïteit Fortis 252

Other information 253
Forward - looking statements to be treated with caution 254
Availability of company documents for public inspection 255
Dematerialisation and registration of bearer shares 256
Glossary and abbreviations 257

Introduction

The Fortis Financial Statements 2008 comprise the audited Fortis Consolidated Financial Statements 2008, with comparative figures for 2007, prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union. The Fortis Consolidated Financial Statements include Fortis SA/NV and Fortis N.V. (Parent Companies) and their subsidiaries. This document also includes the Report of the Board of Directors of Fortis SA/NV and Fortis N.V., as well as the audited financial statements of Fortis SA/NV, prepared in accordance with the legal and regulatory requirements applicable in Belgium and the audited financial statements of Fortis N.V., prepared in accordance with the legal and regulatory requirements applicable in the Netherlands.

The Fortis Financial Statements 2008, together with the Annual Review 2008 and the Auditors Reports to the Fortis Financial Statements 2008, constitute the Fortis Annual Report 2008.

All amounts in the tables of these Financial Statements are denominated in millions of euros, unless stated otherwise.

Fortis Consolidated Financial Statements 2008

Consolidated balance sheet

(before appropriation of profit)

	Note	31 December 2008	31 December 2007
Assets			
Cash and cash equivalents	15	5,933	26,360
Assets held for trading	16	237	74,800
Due from banks	17	13,893	119,036
Due from customers	18	2,511	316,308
Investments:	19		
- *Held to maturity*			*4,234*
- *Available for sale*		*44,704*	*164,089*
- *Held at fair value through profit or loss*		*191*	*6,193*
- *Investment property*		*1,290*	*3,656*
- *Associates and joint ventures*		*431*	*28,108*
		46,616	206,280
Investments related to unit-linked contracts		18,040	31,120
Reinsurance and other receivables	20	1,154	9,718
Property, plant and equipment	21	1,135	4,004
Goodwill and other intangible assets	22	1,366	3,339
Accrued interest and other assets	23	1,985	80,214
Total assets		**92,870**	**871,179**
Liabilities			
Liabilities held for trading	16	165	89,589
Due to banks	24	8,759	192,431
Due to customers	25	148	262,298
Liabilities arising from insurance and investment contracts	26	47,751	64,732
Liabilities related to unit-linked contracts	27	18,078	31,788
Debt certificates	28	4,670	102,073
Subordinated liabilities	29	2,908	21,925
Other borrowings	30	179	3,018
Provisions	31	71	899
Current and deferred tax liabilities	32	684	2,490
Accrued interest and other liabilities	33	2,147	65,742
Total liabilities		**85,560**	**836,985**
Shareholders' equity	4	6,795	33,047
Minority interests	5	515	1,147
Total equity		**7,310**	**34,194**
Total liabilities and equity		**92,870**	**871,179**

Consolidated income statement

	Note	2008	2007
Income			
Insurance premiums	37	8,448	9,227
Interest income	36	3,089	2,737
Dividend and other investment income	38	571	582
Share in result of associates and joint ventures		27	56
Realised capital gains (losses) on investments	39	(130)	459
Other realised and unrealised gains and losses	40	(378)	(299)
Fee and commission income	41	432	417
Income related to investments for unit-linked contracts		(3,191)	506
Other income	42	354	349
Total income		**9,222**	**14,034**
Expenses			
Insurance claims and benefits	44	(8,418)	(9,440)
Charges related to unit-linked contracts		3,219	(641)
Interest expense	43	(1,343)	(1,280)
Change in impairments	45	(558)	(49)
Fee and commission expense	46	(912)	(915)
Depreciation and amortisation of tangible and intangible assets	47	(174)	(163)
Staff expenses	48	(644)	(645)
Other expenses	49	(869)	(780)
Total expenses		**(9,699)**	**(13,913)**
Profit before taxation		**(477)**	**121**
Income tax expense	50	(108)	21
Net profit for the period		**(585)**	**142**
Net result on discontinued operations	3	(27,412)	3,910
Net profit before minority interest		**(27,997)**	**4,052**
Net profit attributable to minority interests		25	58
Net profit attributable to shareholders		**(28,022)**	**3,994**
Per share data (EUR)	6		
Basic earnings per share		(12.21)	2.30
Basic earnings per share before net result on discontinued operations		(0.27)	0.05
Diluted earnings per share		(12.21)	2.04
Diluted earnings per share before net result on discontinued operations		(0.27)	0.04

Consolidated statement of changes in equity

	Share capital	*Share premium reserve*	*Other reserves*	*Currency translation reserve*	*Net profit attributable to shareholders*	*Unrealised gains and losses*	*Share holders' equity*	*Minority interests*	*Total equity*
Balance at 1 January 2007	**6,316**	**11,783**	**(5,689)**	**(146)**	**4,351**	**4,029**	**20,644**	**907**	**21,551**
Net profit for the period					3,994		3,994	80	4,074
Revaluation of investments						(3,446)	(3,446)	(36)	(3,482)
Foreign exchange differences				(18)		19	1	5	6
Other non-owner changes in equity			3				3		3
Total non-owner changes in equity			*3*	*(18)*	*3,994*	*(3,427)*	*552*	*49*	*601*
Transfer			4,351		(4,351)				
Dividend			(1,971)				(1,971)	(33)	(2,004)
Increase of capital, net	4,816	10,940					15,756		15,756
Treasury shares			(2,279)				(2,279)		(2,279)
Equity component of subordinated liabilities			409				409		409
Other changes in equity			(64)				(64)	224	160
Balance at 31 December 2007	**11,132**	**22,723**	**(5,240)**	**(164)**	**3,994**	**602**	**33,047**	**1,147**	**34,194**
Net profit for the period					(28,022)		(28,022)	25	(27,997)
Revaluation of investments						(242)	(242)	11	(231)
Reclass to income statement due to sale of group companies				140		140	280		280
Foreign exchange differences				(49)		(1)	(50)		(50)
Change in equity eliminations due to sale of group companies			1,714			(76)	1,638		1,638
Other non-owner changes in equity			22				22		22
Total non-owner changes in equity			*1,736*	*91*	*(28,022)*	*(179)*	*(26,374)*	*36*	*(26,338)*
Transfer			3,994		(3,994)				
Dividend			(1,371)				(1,371)	(1)	(1,372)
Increase of capital, net	706	785					1,491		1,491
Treasury shares			11				11		11
Decrease of minority interest due to sale of group companies								(667)	(667)
Other changes in equity			(9)				(9)		(9)
Balance at 31 December 2008	**11,838**	**23,508**	**(879)**	**(73)**	**(28,022)**	**423**	**6,795**	**515**	**7,310**

Changes in equity are described in greater detail in note 4 and note 5.

Consolidated cash flow statement

	2008	2007
Profit before taxation	**(477)**	**121**
Adjustments on non-cash items included in profit before taxation:		
(Un)realised gains (losses)	508	(332)
Share of profits in associates and joint ventures	(27)	(56)
Depreciation, amortisation and accretion	375	185
Provisions and impairments	611	53
Share based compensation expense	1	
Changes in operating assets and liabilities:		
Assets and liabilities held for trading	(350)	(19)
Due from banks	(12,694)	1,331
Due from customers	3,371	435
Reinsurance and other receivables	122	(100)
Investments related to unit-linked contracts	3,107	(2,295)
Due to banks	4,861	(2,184)
Due to customers	3	(5,495)
Liabilities arising from insurance and investment contracts	2,271	4,565
Liabilities related to unit-linked contracts	(3,070)	2,474
Net changes in all other operational assets and liabilities	(1,971)	8,482
Dividend received from associates	4	2
Income tax paid	(46)	(105)
Cash flow from operating activities	**(3,401)**	**7,062**
Purchases of investments	(13,918)	(29,688)
Proceeds from sales and redemptions of investments	13,648	23,103
Purchases of investment property	(22)	(177)
Proceeds from sales of investment property		55
Purchases of property, plant and equipment	(54)	(66)
Proceeds from sales of property, plant and equipment	20	71
Acquisition of subsidiaries, associates and joint ventures	(55)	(16,225)
Divestments of subsidiaries, associates and joint ventures[1]	(14,654)	989
Purchases of intangible assets	(26)	(26)
Cash flow from investing activities	**(15,061)**	**(21,964)**
Proceeds from the issuance of debt certificates	2,221	1,946
Payment of debt certificates	(5,335)	(392)
Proceeds from the issuance of subordinated liabilities	1,118	66
Payment of subordinated liabilities	(69)	(97)
Proceeds from the issuance of other borrowings	18	7
Payment of other borrowings	(31)	(21)
Proceeds from the issuance of shares	1,491	15,756
Purchases of treasury shares	(6)	(80)
Proceeds from sales of treasury shares	33	13
Dividends paid to shareholders of the parent company	(1,378)	(1,950)
Dividends paid to minority interests	(1)	(33)
Cash flow from financing activities	**(1,939)**	**15,215**
Effect of exchange rate differences on cash and cash equivalents	(26)	(17)
Net increase (decrease) of cash and cash equivalents	**(20,427)**	**296**
Cash flow from operating activities from discontinued operations		(10,039)
Cash flow from investment activities from discontinued operations		4,702
Cash flow from financing activities from discontinued operations		11,786
Effect of exchange rate differences on cash and cash equivalents from discontinued operations		(798)
Net increase (decrease) of cash and cash equivalents from discontinued operations		**5,651**
Total increase (decrease) of cash and cash equivalents	**(20,427)**	**5,947**
Cash and cash equivalents as at 1 January	**26,360**	**20,413**
Cash and cash equivalents as at 31 December	**5,933**	**26,360**
Supplementary disclosure of operating cash flow information		
Interest received	2,947	2,777
Dividend received from investments	119	174
Interest paid	(1,288)	(1,294)

1) *Since the financial information for the disposed entities as at disposal date was not available, this item represents the cash received less the cash at 1 January, 2008 of the entities sold.*

General Notes

1 Legal structure

Fortis' two Parent Companies are Fortis SA/NV, incorporated in Belgium with its registered office at Rue Royale 20 / Koningsstraat 20, Brussels, Belgium and Fortis N.V., incorporated in the Netherlands with its registered office at Archimedeslaan 6, Utrecht, the Netherlands. The parent companies own, on a 50/50 basis, all the shares of two holding companies, Fortis Brussels SA/NV and Fortis Utrecht N.V. The holding companies are shareholders in operating companies and service companies, either directly or indirectly through subsidiaries.

The Consolidated Financial Statements include the Financial Statements of Fortis SA/NV and Fortis N.V. (the 'Parent Companies') and all of their subsidiaries. In combining the financial statements of Fortis SA/NV and Fortis N.V., Fortis has opted for consortium accounting in order to reflect its activities in the most reliable manner.

A list of all group companies and other participating interests has been filed with the National Bank of Belgium in Brussels and with the commercial register of the Chamber of Commerce in Utrecht. The list is available upon request, free of charge, from Fortis in Brussels and Utrecht.

When purchasing a Fortis share, shareholders effectively acquire a unit that comprises one ordinary Fortis SA/NV share and one ordinary Fortis N.V. share. Fortis shares have a primary listing on the regulated market of Euronext Brussels and Euronext Amsterdam. It is possible to trade Fortis shares on either market, and also to buy on one market and sell on the other. Fortis also has a secondary listing on the Luxembourg Stock Exchange and a sponsored ADR programme in the United States.


Structure of Fortis
Fortis SA/NV
Fortis N.V.
50%
50%
Fortis Brussels SA/NV
Fortis Utrecht N.V.
Fortis Insurance N.V.
Fortis Insurance International
Fortis Insurance Belgium

2 Accounting policies

2.1 General

The Fortis Consolidated Financial Statements, including the 2007 comparative figures, are prepared in accordance with International Financial Reporting Standards (IFRSs) – including International Accounting Standards (IAS) and Interpretations – at 31 December 2008 and as adopted by the European Union. For IAS 39, Financial Instruments: Recognition and Measurement, the exclusion regarding hedge accounting (the so-called 'carve-out') decreed by the European Union on 19 November 2004 is taken into account.

Where accounting policies are not specifically mentioned below, reference should be made to the IFRSs as adopted by the European Union.

The Fortis Consolidated Financial Statements 2008 are prepared on a going concern basis.

Fortis incurred exceptional large losses in 2008 and as a consequence lost a significant part of its capital as indicated in note 4 Shareholders' equity. The liquidity position as at 31 December 2008 is presented in note 7 Risk Management.

However, as disclosed in note 55 Post balance sheet events, Fortis is faced with uncertainties related to the agreement of 12 March 2009 between various Fortis entities (i.e. Fortis SA/NV, Fortis N.V., Fortis Brussels SA/NV, Fortis Utrecht N.V. and Fortis Insurance N.V.), BNP Paribas S.A., the Belgian State, the Federal Participation and Investment Corporation (Société Fédérale de Participations et d'Investissement/Federale Participatie- en Investeringsmaatschappij SA/NV or the 'SFPI/FPIM'), Fortis Bank and Fortis Insurance Belgium setting out the terms and conditions of the transfer of a majority of the shares in Fortis Bank by the SFPI/FPIM to BNP Paribas and the transfer of 25% + 1 share in Fortis Insurance Belgium by Fortis Insurance N.V. to Fortis Bank and of the strategic partnership resulting from these transactions (the 'Agreement').

The uncertainties can in brief be summarised (details on the agreement are provided in note 55 Post-balance sheet date events) as follows.

The Agreement will (if agreed to by the shareholders of Fortis):
- generate EUR 1,375 million of cash for the sale of 25% + 1 share in Fortis Insurance Belgium to Fortis Bank
- require a cash investment of EUR 760 million, representing Fortis's share in the equity of the Special Purpose Vehicle (SPV)
- mean that the Relative Performance Note (RPN) will remain in place and that, in addition, Fortis (or, in certain more unlikely scenarios, Fortis Bank) will be required to make quarterly interest payments under the RPN calculated at a rate of 3 months EURIBOR plus 20 basis points on the then outstanding amount
- recognise the fair value of the call option granted by the SFPI/FPIM in respect of the upside on the BNP Paribas shares above EUR 68. Assuming that the option extends to 121,218,054 BNP Paribas shares and based on market information of 12 March 2009, this option is estimated to have a market value of EUR 504 million.

The future value of the stake of Fortis in the SPV is dependent on the quality of the structured credit instruments to be acquired by the SPV and conditions of the funding to be received by the SPV. The structured credit instruments are still under examination and the funding is subject to negotiations. In any case, the maximum downside risk of Fortis related to the SPV is the initial investment of EUR 760 million.

In the case of a negative vote on the proposed resolution to the shareholders' meetings, Fortis would as a legal matter continue to be bound by a fallback provision in a Share Purchase Agreement of 10 October 2008 with the SFPI/FPIM (as amended) relating to the financing of the SPV. This agreement provides for the financing of the SPV only by Fortis and the SFPI/FPIM in case the Agreement (with BNP Paribas) does not take effect. In case the fallback provision would be enforced against Fortis, Fortis would be required to fund EUR 6.86 billion out of a total amount of EUR 9.36 billion (less any redemptions and subject to currency adjustments). To secure such obligation, Fortis granted a pledge over 100% of its shares in Fortis Insurance Belgium.

Although, in the case Fortis has to fund EUR 6.86 billion, an agreement is in place with the SFPI/FPIM that it will fund EUR 3 billion, a negative vote could have a severe negative impact on Fortis' liquidity position. Fortis is confident, based on the current discussions and the agreements reached in the last months that it will be able to negotiate a funding plan that will leave sufficient liquidity to continue the current operations and to fulfil the obligations resulting from a negative vote.

Fortis was not able to value its obligation resulting from the commitment to fund the SPV, which was established to acquire the portfolio of structured credit instruments at transaction date nor at year end 2008, because of the various uncertainties mentioned above in respect of the arrangements made between parties concerned. If the obligation could have been valued it could have an impact on the result on sale of Fortis Bank nv-sa, and the results for the year.

Fortis is fully aware of the uncertainties it faces with regard to the legal proceedings started as a result of the events and developments occurred between May 2007 and October 2008 (see note 52: Contingent liabilities), the approval of the transactions agreed with BNP Paribas and SFPI/FPIM by the shareholders (see note 55: Post balance sheet events) and the funding of the SPV (see above). Although Fortis is confident it will be able to manage these uncertainties and has taken all measures necessary to contain the effect of a negative outcome, it can never be excluded that the existence of these uncertainties may cast significant doubt on the ability of Fortis to continue to operate on a going concern basis.

Fortis sold on 3 October 2008 Fortis Bank Netherlands, Fortis Insurance Netherlands and Fortis Corporate Insurance to the Dutch State and on 10 October 2008 Fortis Bank Belgium to the Belgium State. Fortis has applied the requirements of IFRS 5 to these operations. In the income statement of 2008, the net result realised by these entities until the moment of sale and the net result on disposal are presented as net result on discontinued operations (the presentation of the comparative figures in the income statement for 2007 has been aligned with the 2008 presentation). The net result on discontinued operations is presented in the segment General. The impact of the discontinued operations on the balance sheet of 2008 is shown in some roll forwards of the individual balance sheet lines by using a separate line which discloses the share of the discontinued operations. Also in the Cash Flow statement it is assumed that the discontinued operations left the company on January 1, 2008. In note 3, Disposals and acquisitions details are provided about the discontinued operations.

2.2 Accounting estimates

The preparation of financial statements in conformity with IFRS requires the use of certain accounting estimates. It also requires management to exercise its judgement in the process of applying these accounting policies. Actual results may differ from those estimates and judgemental decisions.

Judgements and estimates are principally made in the following areas:

- estimation of the recoverable amount of impaired assets
- determination of fair values of non-quoted financial instruments
- determination of the useful life and the residual value of property, plant and equipment, investment property and intangible assets
- measurement of liabilities for insurance contracts
- actuarial assumptions related to the measurement of pension obligations and assets, and
- estimation of present obligations resulting from past events in the recognition of provisions.

2.3 Changes in accounting policies

The accounting policies used to prepare these 2008 Consolidated Financial Statements are consistent with those applied for the year ended 31 December 2007.

The following changes to Standards (IFRSs) and Interpretations (IFRICs) came into effect during the financial year 2008 (all endorsed by the European Union, except IFRIC 12), with no material effect on Fortis:

- IFRIC 11, IFRS 2 – Group and Treasury Share Transactions
- IFRIC 12, Service Concession Agreements
- IFRIC 14, IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction.

On 13 October 2008, the IASB issued amendments to IAS 39, *Financial Instruments: Recognition and Measurement* and IFRS 7, *Financial Instruments: Disclosures* (endorsed by the European Union on 15 October 2008). The amendments to IAS 39 permit reclassifications from the held for trading or available for sale categories to loans and receivables if the entity has the intent and ability to hold the financial asset for the foreseeable future. The amendments also allow non-derivative financial assets classified as held for trading to be reclassified in rare circumstances. The amendments to IFRS 7 specify the disclosures to be made in case of transfers. The effective date for the amendments is 1 July 2008.

During the year 2008, a number of changes to IFRSs or IFRICs have been published with a later application date:

On 10 January 2008, the IASB (International Accounting Standards Board) published a revised version of IFRS 3, *Business Combinations* and related revisions to IAS 27, *Consolidated and Separate Financial Statements* (not yet endorsed by the European Union). In the new version of IFRS 3, transaction costs directly attributable to the acquisition are no longer included in the cost of the business combination.

Furthermore, under IFRS 3 the acquirer can elect to measure any non-controlling interest at fair value at the acquisition date, or at its proportionate interest in the fair value of the identifiable assets and liabilities of the acquiree, on a transaction-by-transaction basis.

Also, a partial disposal of an investment in a subsidiary that results in a loss of control triggers remeasurement of the residual holding to fair value.

This amendment is applicable as from the financial year 2010 (with earlier application permitted) and could potentially have an effect on Fortis depending on the acquisitions and divestments that will take place.

On 17 January 2008, the IASB issued an amendment to IFRS 2, *Share-based Payments* (endorsed by the European Union on 16 December 2008). This amendment clarifies that vesting conditions are service conditions and performance conditions only and introduces non-vesting conditions. This amendment is applicable as from the financial year 2009 (with earlier application permitted) and is not expected to have a material effect on Fortis.

On 14 February 2008, the IASB issued amendments to improve the accounting for particular types of financial instruments that have characteristics similar to those of ordinary shares but that at present are classified as financial liabilities (endorsed by the European Union on 21 January 2009). The amendments affect IAS 32, *Financial Instruments: Presentation* and IAS 1, *Presentation of Financial Statements*. These amendments are applicable as from the financial year 2009 (with earlier application permitted) and are not expected to have a material effect on Fortis.

On 22 May 2008, the IASB issued *'Improvements to IFRSs'*, a collection of minor amendments to a number of IFRSs (endorsed by the European Union on 23 January 2009). These amendments have different application dates and are not expected to have a material effect on Fortis.

On the same date, the IASB issued an amendment to IFRS 1, *First-time Adoption of International Financial Reporting Standards* and IAS 27, *Consolidated and Separate Financial Statements* (endorsed by the European Union on 23 January 2009), related to the cost of an investment in a subsidiary in the separate financial statements of a parent. This amendment is applicable as from the financial year 2009 (with earlier application permitted) and is not expected to have a material impact on Fortis.

On 3 July 2008, the IFRIC (International Financial Reporting Interpretation Committee) issued IFRIC 15, *Agreements for the Construction of Real Estate* (not yet endorsed by the European Union), standardising accounting practice across jurisdictions for the recognition of revenue by real estate developers for sales of units. IFRIC 15 is applicable as from the financial year 2009 (with earlier application permitted) and is not expected to have a material effect on Fortis.

On the same date, the IFRIC issued IFRIC 16, *Hedges of a Net Investment in a Foreign Operation* (not yet endorsed by the European Union), clarifying which risks are eligible for hedge accounting. IFRIC 16 is applicable as from the financial year 2009 (with earlier application permitted) and is not expected to have a material effect on Fortis.

On 31 July 2008, the IASB issued amendments to IAS 39, *Financial Instruments: Recognition and Measurement* (not yet endorsed by the European Union), to clarify two hedge accounting issues: inflation in a financial hedged item, and a one-sided risk in a hedged item. The amendments are applicable as from the financial year 2010 (with earlier application permitted) and is not expected to have a material effect on Fortis.

On 27 November 2008, the IFRIC issued IFRIC 17, *Distribution of Non-cash Assets to Owners* (not yet endorsed by the European Union). This IFRIC clarifies that a dividend payable should be recognised when the dividend is appropriately authorised and is no longer at the discretion of the entity, and that the dividend payable should be measured at the fair value of the net assets to be distributed, with the difference between the dividend paid and the carrying amount of the net assets distributed recognised in the income statement. IFRIC 17 is applicable as from the financial year 2010 (with earlier application permitted) and is not expected to have a material effect on Fortis.

Furthermore, the following IFRSs and IFRICs will also be applicable as from the financial year 2009 (all endorsed by the European Union):

- IFRS 8 *Operating Segments.* This Standard requires identification of operating segments on the basis of internal reports that are regularly reviewed by the entity's chief operating decision maker and could have some effect on the way the segment reporting is published by Fortis
- IAS 23 *Borrowing Costs*. This Standard requires capitalisation of all borrowing costs, which is already in line with the Fortis policy
- IAS 1 *Presentation of Financial Statements*, that will only have an impact on presentation, not on recognition or measurement
- IFRIC 13 *Customer Loyalty Programmes*. This Interpretation addresses accounting by entities granting loyalty award credits to customers and is not expected to have a material effect on Fortis

2.4 Segment reporting

Primary reporting format – business segments

The primary format for reporting segment information is based on business segments. Fortis' reportable business segments represent groups of assets and operations engaged in providing financial products or services, which are subject to different risks and returns.

Fortis' current core activity is **Insurance** with the following business segments:

- Fortis Insurance Belgium
- Fortis Insurance International

Activities not related to Insurance and elimination differences are reported separately from the Insurance activities in the third business segment, General Account. The discontinued operations in 2008 (Fortis Bank Belgium, Fortis Bank Netherlands, Fortis Insurance Netherlands and Fortis Corporate Insurance) are also included in the segment General (including the comparative figures for 2007).

Transactions or transfers between the business segments are entered into under normal commercial terms and conditions that would be available to unrelated third parties.

Secondary reporting format – geographical segments

A geographical segment is engaged in providing products or services within a particular economic environment subject to risks and returns that are different from those of segments operating in other economic environments.

Fortis' geographical segments for reporting purposes are as follows:

- Benelux (Belgium, the Netherlands, Luxembourg)
- Other European Countries
- North America
- Asia
- Other

2.5 Consolidation principles

Subsidiaries

The Consolidated Financial Statements include those of Fortis SA/NV and Fortis N.V. (the 'Parent Companies') and their subsidiaries. Subsidiaries are those companies, of which Fortis, either directly or indirectly, has the power to govern the financial and operating policies so as to obtain benefits from its activities ('control'). Subsidiaries are consolidated from the date on which effective control is transferred to Fortis and are no longer consolidated from the date that control ceases. Subsidiaries acquired exclusively with a view to resale are accounted for as non-current assets held for sale (see section 2.23 Non-current assets held for sale and discontinued operations). The result on a sale of a portion of an interest in a subsidiary without a change in control is accounted for in the income statement

In combining the financial statements of Fortis SA/NV and Fortis N.V., Fortis has opted for consortium accounting in order to reflect its activities in the most reliable manner. The EU 7th Directive, dated 13 June 1983 (83/349/EEC), states that a Member State may require to draw up Consolidated Financial Statements if the relevant entities are managed on a unified basis or if the administrative, management or supervisory bodies of the entities concerned consist for the major part of the same persons in office during the year. This is required in Belgium under art. 111 of the Belgian Company Act and in the Netherlands under the Dutch Civil Code, Part 9, Book 2, article 406.1.

Fortis sponsored the formation of Special Purpose Vehicles ('SPVs') primarily for the purpose of asset securitisation transactions, structured debt issuance, or to accomplish another well-defined objective. Some of the SPVs are bankruptcy-remote companies whose assets are not available to settle the claims of Fortis. SPVs are consolidated if, in substance, they are controlled by Fortis.

Intercompany transactions, balances and gains and losses on transactions between the Fortis companies are eliminated. Minority interests in the net assets and net results of consolidated subsidiaries are shown separately on the balance sheet and income statement. Minority interests are stated at the fair value of the net assets at the date of acquisition. Subsequent to the date of acquisition, minority interests comprise the amount calculated at the date of acquisition and the minority's share of changes in equity since the date of acquisition.

The existence and effect of potential voting rights that are presently exercisable or presently convertible are considered when assessing whether Fortis controls another entity.

Joint ventures

Investments in joint ventures are accounted for using the equity method. Joint ventures are contractual agreements whereby Fortis and other parties undertake an economic activity that is subject to joint control.

Associates

Investments in associates are accounted for using the equity method. These are investments where Fortis has significant influence, but which it does not control. The investment is recorded at Fortis' share of the net assets of the associate. The ownership share of net income for the year is recognised as share in result of associates and Fortis' share in the investment's post-acquisition direct equity movements are recognised in equity. Gains on transactions between Fortis and investments accounted for using the equity method are eliminated to the extent of Fortis' interest. Losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Adjustments are made to the financial statements of the associates to ensure consistent accounting policies across Fortis.

Losses are recognised until the carrying amount of the investment is reduced to nil and further losses are only recognised to the extent that Fortis has incurred legal or constructive obligations or made payments on behalf of an associate.

2.6 Foreign currency

The Consolidated Financial Statements are stated in euros, which is the functional currency of the Parent Companies of Fortis.

Foreign currency transactions

For individual entities of Fortis, foreign currency transactions are accounted for using the exchange rate at the date of the transaction.

Outstanding balances in foreign currencies at year end are translated at year end exchange rates for monetary items.

Translation of non-monetary items depends on whether the non-monetary items are carried at historical cost or at fair value. Non-monetary items carried at historical cost are translated using the historical exchange rate that existed at the date of the transaction. Non-monetary items that are carried at fair value are translated using the exchange rate on the date that the fair values are determined.

The resulting exchange differences are recorded in the income statement as foreign currency gains (losses), except for those non-monetary items whose fair value change is recorded as a component of equity.

The distinction between exchange differences (recognised in the income statement) and unrealised fair value results (recognised in equity) on available-for-sale financial assets is determined according to the following rules:

- the exchange differences are determined based on the evolution of the exchange rate calculated on the previous balances in foreign currency; and
- the unrealised (fair value) results are determined based on the difference between the balances in euros of the previous and the new period, converted at the new exchange rate.

Foreign currency translation

On consolidation, the income statement and cash flow statement of entities whose functional currency is not denominated in euros are translated into the presentation currency of Fortis (euros), at average daily exchange rates for the current year (or exceptionally at the exchange rate at the date of the transaction if exchange rates fluctuate significantly) and their balance sheets are translated using the exchange rates prevailing at the balance sheet date. Translation exchange differences are recognised in equity under the heading 'Currency translation reserve'. On disposal of a foreign entity, such exchange differences are recognised in the income statement as part of the gain or loss on the sale.

Exchange differences arising on monetary items, borrowings and other currency instruments, designated as hedges of a net investment in a foreign entity are recorded in equity (under 'Currency translation reserve') in the Consolidated Financial Statements, until the disposal of the net investment, except for any hedge ineffectiveness that is immediately recognised in the income statement.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing exchange rate on the balance sheet date. All resulting differences are recognised in equity under the heading 'Currency translation reserve' until disposal of the foreign entity when a recycling to the income statement takes place.

The following table shows the rates of the most relevant currencies for Fortis.

	Rates at year end		*Average rates*	
	2008	*2007*	*2008*	*2007*
1 euro =				
Pound sterling	0.95	0.73	0.80	0.68
US dollar	1.39	1.47	1.47	1.37
Hong Kong dollar	10.80	11.48	11.46	10.69

2.7 Trade and settlement date

All purchases and sales of financial assets requiring delivery within the time frame established by regulation or market convention are recognised on the trade date, which is the date when Fortis becomes a party to the contractual provisions of the financial assets.

Forward purchases and sales other than those requiring delivery within the time frame established by regulation or market convention are recognised as derivative forward transactions until settlement.

2.8 Offsetting

Financial assets and liabilities are offset and the net amount reported on the balance sheet if there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

2.9 Classification and measurement of financial assets and liabilities

Fortis classifies financial assets and liabilities based on the business purpose of entering into these transactions.

Financial assets

Consequently, financial assets are classified as assets held for trading, investments, due from banks and due from customers.

The measurement and income recognition in the income statement depend on the IFRS classification of the financial assets, being: (a) loans and receivables; (b) held-to-maturity investments; (c) financial assets at fair value through profit or loss and (d) available-for-sale financial assets. This IFRS classification determines the measurement and recognition as follows:

- Loans and receivables are initially measured at fair value (including transaction costs) and subsequently measured at amortised cost using the effective interest method, with the periodic amortisation in the income statement.

- Held-to-maturity investments consist of instruments with fixed or determinable payments and fixed maturity for which the positive intent and ability to hold to maturity is demonstrated. They are initially measured at fair value (including transaction costs) and subsequently measured at amortised cost using the effective interest method, with the periodic amortisation recorded in the income statement.

- Financial assets at fair value through profit or loss include:
  (i) financial assets held for trading, including derivative instruments that do not qualify for hedge accounting
  (ii) financial assets that Fortis has irrevocably designated at initial recognition or first-time adoption of IFRS as held at fair value through profit or loss, because
    - the host contract includes an embedded derivative that would otherwise require separation;
    - it eliminates or significantly reduces a measurement or recognition inconsistency ('accounting mismatch'); or
    - it relates to a portfolio of financial assets and/or liabilities that are managed and evaluated on a fair value basis.

- Available-for-sale financial assets are those that are otherwise not classified as loans and receivables, held-to-maturity investments, or financial assets designated at fair value through profit or loss. Available-for-sale financial assets are initially measured at fair value (including transaction costs), and are subsequently measured at fair value with unrealised gains or losses from fair value changes reported in equity.

Financial liabilities

Financial liabilities are classified as liabilities held for trading, due to banks, due to customers, debt certificates, subordinated liabilities and other borrowings.

The measurement and recognition in the income statement depends on the IFRS classification of the financial liabilities, being: (a) financial liabilities at fair value through profit or loss, and (b) other financial liabilities. This IFRS classification determines the measurement and recognition in the income statement as follows:

- Financial liabilities at fair value through profit or loss include:
  (i) financial liabilities held for trading, including derivative instruments that do not qualify for hedge accounting
  (ii) financial liabilities that Fortis has irrevocably designated at initial recognition or first-time adoption of IFRS as held at fair value through profit or loss, because:
    - the host contract includes an embedded derivative that would otherwise require separation;
    - it eliminates or significantly reduces a measurement or recognition inconsistency ('accounting mismatch'); or
    - it relates to a portfolio of financial assets and/or liabilities that are managed and evaluated on a fair value basis.

- Other financial liabilities are initially recognised at fair value (including transaction costs) and subsequently measured at amortised cost using the effective interest method, with the periodic amortisation recorded in the income statement.

2.10 Fair value of financial instruments

The fair value of a financial instrument is determined based on quoted prices in active markets. When quoted prices in active markets are not available, valuation techniques are used. Valuation techniques make maximum use of market inputs but are affected by the assumptions used, including discount rates and estimates of future cash flows. Such techniques include market prices of comparable investments, discounted cash flows, option pricing models and market multiples valuation methods. In the rare case where it is not possible to determine the fair value of an equity (related) instrument it is accounted for at cost.

On initial recognition, the fair value of a financial instrument is the transaction price, unless the fair value is evidenced by observable current market transactions in the same instrument, or is based on a valuation technique that includes inputs only from observable markets.

The principal methods and assumptions used by Fortis in determining the fair value of financial instruments are:

- Fair values for securities available for sale or at fair value through profit or loss are determined using market prices from active markets. If no quoted prices are available from an active market, the fair value is determined using discounted cash flow models. Discount factors are based on the swap curve plus a spread reflecting the risk characteristics of the instrument. Fair values for securities held to maturity (only necessary for disclosures) are determined in the same way.
- Fair values for derivative financial instruments are obtained from active markets or determined using, as appropriate, discounted cash flow models and option pricing models.
- Fair values for unquoted private equity investments are estimated using applicable market multiples (e.g. price/earnings or price/cash flow ratios) refined to reflect the specific circumstances of the issuer.
- Fair values for loans are determined using discounted cash flow models based upon Fortis' current incremental lending rates for similar type loans. For variable-rate loans that re-price frequently and have no significant change in credit risk, fair values are approximated by the carrying amount. Option pricing models are used for valuing caps and prepayment options embedded in loans that have been separated in accordance with IFRS.
- Off-balance-sheet commitments or guarantees are fair valued based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standings.
- For short-term payables and receivables, the carrying amounts are considered to approximate fair values.

2.11 Measurement of impaired assets

An asset is impaired when its carrying amount exceeds its recoverable amount. Fortis reviews all of its assets at each reporting date for objective evidence of impairment.

The carrying amount of impaired assets is reduced to its estimated recoverable amount and the amount of the change in the current year is recognised in the income statement. Recoveries, write-offs and reversals of impairment are included in the income statement as part of change in impairment.

If in a subsequent period the amount of the impairment on assets other than goodwill or available-for-sale equity instruments decreases, due to an event occurring after the write-down, the amount is reversed by adjusting the impairment and is recognised in the income statement.

Financial assets

A financial asset (or group of financial assets) is impaired if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset and that loss event (or events) has an impact on the estimated future cash flows of the financial asset (or group of financial assets) that can be reliably estimated.

For equity securities, the triggers used to determine whether there is objective evidence of impairment include, amongst others, the consideration whether the fair value is significantly below cost at the balance sheet date, or has been below cost for a prolonged period at the balance sheet date.

Depending on the type of financial asset, the recoverable amount can be estimated as follows:

- the fair value using an observable market price
- present value of expected future cash flows discounted at the instrument's original effective interest rate (for financial assets carried at amortised cost), or
- based on the fair value of the collateral.

Impairments to available-for-sale equity instruments cannot be reversed through the income statement in subsequent periods.

Goodwill and other intangible assets

See section 2.21 Goodwill and other intangible assets.

Other assets

For non-financial assets, the recoverable amount is measured as the higher of the fair value less cost to sell and the value in use. Fair value less cost to sell is the amount obtainable from the sale of an asset in an arm's length transaction between knowledgeable, willing parties, after deducting any direct incremental disposal costs. Value in use is the present value of estimated future cash flows expected to arise from continuing use of an asset and from its disposal at the end of its useful life.

2.12 Cash and cash equivalents

Content

Cash and cash equivalents comprise cash on hand, freely available balances with central banks and other financial instruments with less than three months maturity from the date of acquisition.

Cash flow statement

Fortis reports cash flows from operating activities using the indirect method, whereby the net result is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments, and items of income or expense associated with investing or financing cash flows.

Interest received and interest paid are presented as cash flows from operating activities in the cash flow statement. Dividends received are classified as cash flows from operating activities. Dividends paid are classified as cash flows from financing activities.

2.13 Due from banks and due from customers

Classification

Due from banks and due from customers include loans originated by Fortis by providing money directly to the borrower or to a sub-participation agent and loans purchased from third parties that are carried at amortised cost. Debt securities acquired on the primary market directly from the issuer are recorded as loans, provided there is no active market for those securities. Loans that are originated or purchased with the intent to be sold or securitised in the short-term are classified as assets held for trading. Loans that are designated as held at fair value through profit or loss or available for sale are classified as such at initial recognition.

Loan commitments that allow for a drawdown of a loan within the timeframe generally established by regulation or convention in the market place are not recognised as derivative financial instruments but are recognised off balance sheet.

Measurement

Incremental costs incurred and loan origination fees earned in securing a loan are deferred and amortised over the life of the loan as an adjustment to the yield.

Impairment

A credit risk for specific loan impairment is established if there is objective evidence that Fortis will not be able to collect all amounts due in accordance with contractual terms. The amount of the provision is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows or, alternatively, the collateral value less costs to sell if the loan is secured.

An 'incurred but not reported' (IBNR) impairment on loans is recorded when there is objective evidence that incurred losses are present in components of the loan portfolio, without having specifically identified impaired loans. This impairment is estimated based upon historical patterns of losses in each component, reflecting the current economic climate in which the borrowers operate and taking into account the risk of difficulties in servicing external debt in some foreign countries based on an assessment of the political and economic situation.

Impairments are recorded as a decrease in the carrying value of 'Due from banks' and 'Due from customers'.

Impairments on loan commitments recorded off balance sheet are classified under 'Provisions'.

When a specific loan is identified as uncollectible and all legal and procedural actions have been exhausted, the loan is written off against the related charge for impairment; subsequent recoveries are credited to change in impairment in the income statement.

2.14 Sale and repurchase agreements and lending/borrowing securities

Securities subject to a repurchase agreement ('repos') are not derecognised from the balance sheet. The liability resulting from the obligation to repurchase the assets is included in 'Due to banks' or 'Due to customers' depending on the type of counterparty. Securities purchased under agreements to resell ('reverse repos') are not recognised on the balance sheet. The right to receive cash from the counterparty is recorded as 'Due from banks' or 'Due from customers' depending on the type of counterparty. The difference between the sale and repurchase price is treated as interest and accrued over the life of the agreements using the effective interest method.

Securities lent to counterparties remain on the balance sheet. Similarly, securities borrowed are not recognised on the balance sheet. If borrowed securities are sold to third parties, the proceeds from the sale and a liability for the obligation to return the collateral are recorded. The obligation to return the collateral is measured at fair value through profit or loss and is classified as a liability held for trading. Cash advanced or received related to securities borrowing or lending transactions is recorded as 'Due from banks' / 'Due from customers' or 'Due to banks' / 'Due to customers'.

2.15 Assets and liabilities held for trading

A financial asset or financial liability is classified as held for trading if it is:
- acquired or incurred principally for the purpose of selling or repurchasing it in the near term;
- part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit taking; or
- a derivative (except for a derivative that is a designated and effective hedging instrument).

Assets and liabilities held for trading are initially recognised and subsequently measured at fair value through profit or loss. The (realised and unrealised) results are included in 'Other realised and unrealised gains and losses'. Interest received (paid) on assets (liabilities) held for trading is reported as interest income (expense). Dividends received are included in 'Dividend and other investment income'.

2.16 Investments

Management determines the appropriate classification of its investment securities at the time of the purchase. Investment securities with a fixed maturity where management has both the intent and the ability to hold to maturity are classified as held to maturity. Investment securities to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices, are classified as available for sale. Investment securities that are acquired for the purpose of generating short-term profits are considered to be held for trading. Any investment, other than investments in equity instruments without a quoted market price in an active market, may be designated on initial recognition as a financial instrument at fair value through profit or loss.

Held-to-maturity investments are carried at amortised cost less any impairment changes. Any difference between the initial recognition amount resulting from transaction costs, initial premiums or discounts is amortised over the life of the investment using the effective interest method. If a held-to-maturity investment is determined to be impaired, the impairment is recognised in the income statement.

Available-for-sale investment securities are held at fair value. Changes in the fair value are recognised directly in equity until the asset is sold, unless the asset is hedged by a derivative. If an investment is determined to be impaired, the impairment is recognised in the income statement. For impaired available-for-sale investments, unrealised losses previously recognised in equity are transferred to the income statement when the impairment occurs.

If, in a subsequent period, the fair value of a debt instrument classified as available for sale increases and the increase can be objectively related to an event occurring after the impairment was recognised in the income statement, the impairment is reversed, with the amount of the reversal recognised in the income statement. Impairments recognised in the income statement for an investment in an equity instrument classified as available for sale are not reversed through the income statement.

Available-for-sale investment securities that are hedged by a derivative are carried at fair value with movements in fair value recognised through the income statement for the part attributable to the hedged risk and through equity for the remaining part.

Held-for-trading assets and assets designated as held at fair value through profit or loss are carried at fair value. Changes in the fair value are recognised in the income statement.

Investment property

Investment properties are those properties held to earn rental income or for capital appreciation. Fortis may also use certain investment properties for its own use. If the own use portions can be sold separately or leased out separately under a finance lease, these portions are accounted for as property, plant and equipment. If the own use portions cannot be sold separately, the property is treated as investment property only if Fortis holds an insignificant portion for its own use.

Investment property is measured at cost less accumulated depreciation and any accumulated impairment losses. Depreciation is calculated using the straight-line method to write down the cost of such assets to their residual values over their estimated useful lives. The residual value and the useful life of investment property are determined for each significant part separately (component approach) and are reviewed at each year end.

Fortis rents its investment property under various non-cancellable rental contracts. Certain contracts contain renewal options for various periods of time; the rental income associated with these contracts is recognised on a straight-line basis over the rental term as investment income.

Transfers to, or from, investment property are only made when there is a change of use:

- into investment property at the end of owner-occupation, or at the start of an operating lease to a another party, or at the end of construction or development; and
- out of investment property at the commencement of owner-occupation, or start of development with a view to sale.

When the outcome of a construction contract can be estimated reliably, contract revenue and contract costs associated with the construction contract are recognised as revenue and expenses respectively by reference to the stage of completion of the contract activity at the balance sheet date. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

2.17 Leasing

Fortis as a lessor

Assets leased under operating leases are included in the consolidated balance sheet (1) under investment property (buildings), and (2) under property, plant and equipment (equipment and motor vehicles). They are recorded at cost less accumulated depreciation. Rental income, net of any incentives given to lessees, is recognised on a straight-line basis over the lease term. Initial direct costs incurred by Fortis are added to the carrying amount of the leased asset and recognised as an expense over the lease term on the same basis as the rental income.

Fortis has also entered into finance leases, in which substantially all the risks and rewards related to ownership of the leased asset, other than legal title, are transferred to the customer.

When assets held are subject to a finance lease, the present value of the lease payments and any guaranteed residual value is recognised as a receivable. The difference between the gross receivable and the present value of the receivable is recognised as unearned finance income. Lease interest income is recognised over the term of the lease based on a pattern reflecting a constant periodic rate of return on the net investment outstanding in respect of finance leases. Initial direct costs incurred by Fortis are included in the finance lease receivable and allocated against lease interest income over the lease term.

Fortis as a lessee

Fortis principally enters into operating leases for the rental of equipment and land and buildings. Payments made under such leases are typically charged to the income statement principally on a straight-line basis over the period of the lease. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

Any incentives received from the lessor in relation to operating leases are recognised as a reduction of rental expense over the lease term on a straight-line basis.

If the lease agreement transfers substantially all the risks and rewards incident to ownership of the asset, the lease is recorded as a finance lease and the related asset is capitalised. At inception, the asset is recorded at the lower of the present value of the minimum lease payments or fair value and depreciated over the shorter of its estimated useful life or the lease term. The corresponding lease obligation, net of finance charges, is recorded as borrowings. The interest element of the finance cost is charged to the income statement over the lease term so as to produce a constant periodic rate of interest on the remaining balance of the obligation for each period.

2.18 Investments related to unit-linked contracts

Investments related to unit-linked insurance and investment contracts represent funds maintained to meet specific investment objectives of third parties that bear the investment risk. Treasury shares held on behalf of policyholders are eliminated.

2.19 Reinsurance and other receivables

Reinsurance

Fortis assumes and/or cedes reinsurance in the normal course of business. Reinsurance receivables principally include balances due from both insurance and reinsurance companies for ceded insurance liabilities. Amounts recoverable from or due to reinsurers are estimated in a manner consistent with the amounts associated with the reinsured policies and in accordance with the reinsurance contract. Reinsurance is presented on the balance sheet on a gross basis unless a right of offset exists.

Contracts that transfer significant insurance risk are classified as reinsurance contracts. Investment contracts are those contracts that transfer financial risk without transferring significant insurance risk.

Reinsurance contracts are reviewed to determine if significant insurance risk is transferred within the contract. Reinsurance contracts that do not transfer significant insurance risk are accounted for using the deposit method and included in loans or borrowings as a reinsurance financial asset or liability. A reinsurance financial asset or liability is recognised based on the consideration paid or received less any explicitly identified premiums or fees to be retained by the reinsured. Amounts received or paid under these contracts are accounted for as deposits using the effective interest method.

Other receivables

Other receivables arising from the normal course of business and originated by Fortis are initially recorded at fair value and subsequently measured at amortised cost using the effective interest method, less impairments.

2.20 Property, plant and equipment

All real estate held for own use and fixed assets are stated at cost less accumulated depreciation (except for land that is not depreciated) and any accumulated impairment losses. Cost is the amount of cash or cash equivalents paid or the fair value of the other consideration given to acquire an asset at the time of its acquisition or construction.

The depreciation of buildings is calculated using the straight-line method to write down the cost of such assets to their residual values over their estimated useful lives. The useful life of the buildings is determined for each significant part separately (component approach) and is reviewed at each year end. The real estate is therefore split into the following components: structure, closing, techniques and equipment, heavy finishing and light finishing.

The maximum useful life of the components is as follows:

Structure	50 years for offices and retail; 70 years for residential
Closing	30 years for offices and retail; 40 years for residential
Techniques and equipment	20 years for offices; 25 years for retail and 40 years for residential
Heavy finishing	20 years for offices; 25 years for retail and 40 years for residential
Light finishing	10 years for offices, retail and residential

Land has an unlimited useful life and is therefore not depreciated. IT, office and equipment are depreciated over their respective useful lives, which have been determined individually.

As a general rule, residual values are considered to be zero.

Repairs and maintenance expenses are charged to the income statement when the expenditure is incurred. Expenditures that enhance or extend the benefits of real estate or fixed assets beyond their original use are capitalised and subsequently depreciated.

For borrowing costs to finance the construction of property, plant and equipment: see section 2.37 Borrowing costs.

2.21 Goodwill and other intangible assets

Intangible assets

An intangible asset is an identifiable non-monetary asset and is recognised at cost if, and only if, it will generate future economic benefits and if the cost of the asset can be measured reliably.

Intangible assets with indefinite lives, which are not amortised, are instead tested for impairment at least annually. Any impairment loss identified is recognised in the income statement. Intangibles are recorded on the balance sheet at cost less any accumulated amortisation and any accumulated impairment losses. The residual value and the useful life of intangible assets are reviewed at each year end. With the exception of goodwill, Fortis does not have intangible assets with indefinite useful lives.

Intangible assets with definite lives are amortised over the estimated useful life.

Goodwill

Acquisitions of companies are accounted for using the purchase method of accounting. Goodwill represents the excess of the fair value of the assets given, liabilities incurred or assumed, and equity instruments issued, plus any costs directly attributable to the business combination over Fortis' interest in the fair value of assets acquired and liabilities and contingent liabilities assumed. Goodwill arising on the acquisition of a subsidiary is reported on the balance sheet as an intangible asset. Goodwill arising on business combinations before 1 January 2004 is deducted from equity and is not restated under IFRS. At acquisition date, it is allocated to those cash-generating units that are expected to benefit from the synergies of the business combination. It is not amortised, but instead is tested for impairment. Goodwill arising on the acquisition of an associate is presented as part of the investment in the associate.

Any excess of the acquired interest in the net fair value of the acquiree's assets, liabilities and contingent liabilities over the acquisition cost is recognised immediately in the income statement.

Fortis assesses the carrying value of goodwill annually or, more frequently, if events or changes in circumstances indicate that such carrying value may not be recoverable. If such indication exists, the recoverable amount is determined for the cash-generating unit to which goodwill belongs. This amount is then compared to the carrying amount of the cash-generating unit and an impairment loss is recognised if the recoverable amount is less than the carrying amount. Impairment losses are recognised immediately in the income statement.

In the event of an impairment loss, Fortis first reduces the carrying amount of goodwill allocated to the cash generating unit and then reduces the other assets in the cash-generating unit pro rata on the basis of the carrying amount of each asset in the cash generating unit. Previously recognised impairment losses relating to goodwill are not reversed.

Fortis may obtain control of a subsidiary in more than one transaction. When this occurs, each exchange transaction is treated separately by Fortis. The cost of each transaction is compared to the fair value of each transaction to determine the amount of goodwill associated with that individual transaction. Before Fortis obtains control of the entity, the transaction may qualify as an investment in an associate and may be accounted for using the equity method. If so, the fair value of the investee's identifiable net assets at the date of each earlier transaction will have been determined in applying the equity method to the investment.

Other intangible assets

Value of business acquired (VOBA)
Value of business acquired represents the difference between the fair value at acquisition date and the subsequent carrying value of a portfolio of contracts acquired in a business or portfolio acquisition. VOBA is recognised as an intangible asset and amortised over the income recognition period of the portfolio of contracts acquired.

Internally generated intangible assets
Internally generated intangible assets are capitalised when Fortis can demonstrate all of the following:
- the technical feasibility of completing the intangible asset so that it will be available for use or sale;
- its intention to complete the intangible asset and use or sell it;
- its ability to use or sell the intangible asset;
- how the intangible asset will generate probable future economic benefits;
- the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
- its ability to measure reliably the expenditure attributable to the intangible asset during its development.

Intangible assets arising from research and internally generated goodwill are not capitalised.

Software
Software for computer hardware that cannot operate without that specific software, such as the operating system, is an integral part of the related hardware and it is treated as property, plant and equipment. If the software is not an integral part of the related hardware, the costs incurred during the development phase for which Fortis can demonstrate all of the above-mentioned criteria are capitalised as an intangible asset and amortised using the straight-line method over the estimated useful life. In general, such software is amortised over a maximum of 5 years.

Other intangible assets with definite lives
Other intangible assets include intangible assets with definite lives, such as trademarks and licenses that are generally amortised over their useful lives using the straight-line method. Intangible assets with finite lives are reviewed at each reporting date for indicators of impairment. In general, such intangible assets have an expected useful life of 10 years at most.

2.22 Deferred acquisition costs

General

The costs of new and renewed insurance business, principally commissions, underwriting, agency and policy issue expenses, all of which vary with and primarily are related to the production of new business, are deferred and amortised. Deferred acquisition costs ('DAC') are periodically reviewed to ensure they are recoverable based on estimates of future profits of the underlying contracts.

Amortisation in proportion to anticipated premiums

For insurance Life products and investment products, both without discretionary participation features, DAC is amortised in proportion to anticipated premiums. Assumptions as to anticipated premiums are estimated at the date of policy issuance and are consistently applied during the life of the contracts. Deviations from estimated experience are reflected in the income statement in the period such deviations occur. For these contracts, the amortisation periods generally are for the total life of the policy.

Amortisation in line with Estimated Gross Profit margin (EGP)

For insurance Life products and investment Life products, both with discretionary participation features, DAC is amortised over the expected life of the contracts based on the present value of the estimated gross profit margin or profit amounts using the expected investment yield. Estimated gross profit margin includes anticipated premiums and investment results less benefits and administrative expenses, changes in the net level premium reserve and expected policyholder dividends, as appropriate. Deviations of actual results from estimated experience are reflected in the income statement in the period in which such deviations occur. DAC is adjusted for the amortisation effect of unrealised gains (losses) recorded in equity as if they were realised with the related adjustment to unrealised gains (losses) in equity.

Amortisation in line with earned premiums

For short duration contracts, DAC is amortised over the period in which the related premiums written are earned. Future investment income, at a risk-free rate of return, is considered in assessing the recoverability of DAC.

Amortisation in line with related revenues of service provided

Some investment contracts without discretionary participation features issued by insurance entities involve both the origination of a financial instrument and the provision of investment management services. Where clearly identifiable, the incremental costs relating to the right to provide investment management services are recognised as an asset and are amortised as the entities recognise the related revenues. The related intangible asset is tested for recoverability at each reporting date. Fee charges for managing investments on these contracts are recognised as revenue as the services are provided.

2.23 Non-current assets held for sale and discontinued operations

Non-current assets or a group of assets and liabilities held for sale are those for which Fortis will recover the carrying amount from a sale transaction that is expected to qualify as a sale within a year, instead of through continuing use.

A discontinued operation is a part of Fortis that has been disposed of or is classified as held for sale and

- represents a separate major line of business or geographical area of operations;
- is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations; or
- is a subsidiary acquired exclusively with a view to resale.

Non-current assets held for sale (and disposal groups) are not depreciated but measured at the lower of its carrying amount and fair value less costs to sell, and are separately presented on the balance sheet.

Results on discontinued operations are presented separately in the income statement.

2.24 Derivative financial instruments and hedging

Recognition and classification

Derivatives are financial instruments such as swaps, forward and future contracts, and options (both written and purchased). The value of these financial instruments changes in response to change in various underlying variables, require little or no net initial investment, and are settled at a future date.

All derivatives are recognised on the balance sheet at fair value on the trade date:

- derivatives held for trading in 'Assets held for trading' and 'Liabilities held for trading'
- derivatives that qualify for hedge accounting in 'Accrued interest and other assets' and 'Accrued interest and other liabilities'.

Subsequent changes in the clean fair value (i.e. excluding the interest accruals) of derivatives are reported in the income statement under 'Other realised and unrealised gains and losses'.

Financial assets or liabilities can include embedded derivatives. Such financial instruments are often referred to as hybrid financial instruments. Hybrid financial instruments include reverse convertible bonds (bonds whose repayment may take the form of equities) or bonds with indexed interest payments. If the host contract is not carried at fair value through profit or loss and the characteristics and risks of the embedded derivative are not closely related to those of the host contract, the embedded derivative should be separated from the host contract and measured at fair value as a stand-alone derivative. Changes in the fair value are recorded in the income statement. The host contract is accounted for and measured applying the rules of the relevant category of the financial instrument.

However, if the host contract is carried at fair value through profit or loss or if the characteristics and risks of the embedded derivative are closely linked to those of the host contract, the embedded derivative is not separated and the hybrid financial instrument is measured as one instrument.

Embedded derivatives requiring separation are reported as hedging derivatives or derivatives held for trading as appropriate.

Hedging

On the date a derivative contract is entered into, Fortis may designate this contract as either (1) a hedge of the fair value of a recognised asset or liability (fair value hedge); (2) a hedge of a net investment in a foreign entity or; (3) a hedge of future cash flows attributable to a recognised asset or liability or a forecasted transaction (cash flow hedge). Hedges of firm commitments are fair value hedges, except for hedges of foreign exchange risk, which are accounted for as cash flow hedges.

At the start of the transaction, Fortis documents the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions.

Fortis also documents its assessment - both at the start of the hedge and on an ongoing basis - of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Only assets, liabilities, firm commitments or highly probable forecast transactions that involve a party external to Fortis are designated as hedged items.

The change in fair value of a hedged asset or liability that is attributable to the hedged risk and the change in the fair value of the hedging instrument in a fair value hedge are recognised in the income statement. The change in the fair value of interest-bearing derivative instruments is presented separately from interest accruals.

If the hedge no longer meets the criteria for hedge accounting or is otherwise discontinued, the adjustment to the carrying amount of a hedged interest-bearing financial instrument that results from hedge accounting is amortised using the new effective interest rate calculated on the hedge discontinuance date.

Changes in the fair value of derivatives that are designated and qualify as cash-flow hedges are recognised in equity under the caption 'Unrealised gains and losses'. Any hedge ineffectiveness is immediately recognised in the income statement.

When the hedge of a forecasted transaction or firm commitment results in the recognition of a non-financial asset or of a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of that non-financial asset or liability. Otherwise, amounts deferred in equity are transferred to the income statement and classified as profit or loss in the periods during which the hedged firm commitment or forecasted transaction affects the income statement.

This also applies if the hedge no longer meets the criteria for hedge accounting or is otherwise discontinued, but the hedged forecasted transactions or firm commitments are still expected to occur. If the hedged forecasted transactions or firm commitments are no longer expected to occur, the amounts deferred in equity are transferred to the income statement directly.

For net investment hedges: see section 2.6 Foreign currency.

2.25 Securitisations

Securitisations may take the form of a sale of the related assets or a credit risk transfer through the use of funded credit derivatives to special purpose entities. These special purpose entities then issue various security tranches to investors. The financial assets included in a securitisation are fully or partially derecognised when Fortis transfers substantially all risks and rewards of the assets or portions thereof or when Fortis neither transfers nor retains substantially all risks and rewards but does not retain control over the financial assets transferred.

2.26 Liabilities arising from insurance and investment contracts

General

These liabilities relate to insurance contracts, investment contracts with discretionary participation features (DPF) and investment contracts that transfer insurance risk, financial risk or both.

Discretionary participation features

Most Life insurance or investment contracts contain a guaranteed benefit. Some of them may also contain a discretionary participation feature. This feature entitles the holder of the contract to receive, as a supplement to guaranteed benefits, additional benefits or bonuses:

- that are likely to be a significant portion of the total contractual benefits;
- whose amount or timing is contractually at the discretion of Fortis;
- that are contractually based on:
  - the performance of a specified pool of contracts or a specified type of contract
  - realised and/or unrealised investment returns on a specified pool of assets held by Fortis
  - the profit or loss of Fortis, fund or other entity that issued the contract.

For Life-insurance contracts and investment contracts with discretionary participation features, current policyholder dividends are accrued based on the contractual amount due based on statutory net income, restrictions and payment terms.

Shadow accounting

In some of Fortis' accounting models, realised gains or losses on assets have a direct effect on all or part of the measurement of its insurance liabilities and related deferred acquisition costs. Fortis applies 'shadow accounting' to the changes in fair value of the available for sale investments and of assets and liabilities held for trading that are linked to and therefore affect the measurement of the insurance liabilities. These changes in fair value will therefore not be part of equity or net profit.

The whole of the remaining unrealised changes in fair value of the available-for-sale portfolio – after application of 'shadow accounting' – that are subject to discretionary participation features are classified as a separate component of equity.

An additional deferred profit sharing liability ('DPL') is accrued based on a constructive obligation or the amount legally or contractually required to be paid on differences between statutory and IFRS income and unrealised gains or losses recorded in equity.

Liability adequacy test (LAT)

This test is carried out at each reporting date to assess whether the recognised liabilities are adequate, using current portfolio yields to estimate future cash flows. The adequacy of the liability is tested on the level of homogeneous product groups. If the liabilities are not adequate to provide for future cash flows, including cash flows such as maintenance costs, as well as cash flows resulting from embedded options and guarantees and amortisation of the deferred acquisition costs ('DAC'), the DAC is written off and/or additional liabilities are established based on best estimate assumptions. Any recognised deficiency is immediately recorded in the income statement. A similar LAT was carried out, applying current market yields to the investment portfolio, excluding unrealised capital gains to determine future cash flows. Fortis LAT policy includes harmonised processes across Fortis companies.

Classification

Insurance contracts and reinsurance contracts
Contracts that transfer significant insurance risk are classified as insurance contracts and reinsurance contracts. These contracts can also transfer financial risk.

Investment contracts with discretionary participation features
Contracts that transfer financial risk, with an additional discretionary participation feature.

Investment contracts
Contracts that only transfer financial risk.

Liabilities arising from insurance contracts and investment contracts
If the liabilities are not adequate to provide for future cash flows, including cash flows such as maintenance costs, as well as cash flows resulting from embedded options and guarantees and amortisation of the deferred acquisition costs ('DAC'), the DAC is written off and/or additional liabilities are established based on best estimate assumptions. Any recognised deficiency is immediately recorded in the income statement.

Life insurance

Future policy benefits
For Life insurance contracts, future policy benefit liabilities are calculated using a net level premium method (present value of future net cash flows) on the basis of actuarial assumptions as determined by historical experience and industry standards. Participating policies include any additional liabilities relating to any contractual dividends or participation features. For some designated contracts, the future policy benefit liabilities have been re-measured to reflect current market interest rates.

Minimum guaranteed returns
For Life insurance contracts with minimum guaranteed returns, additional liabilities have been set up to reflect expected long-term interest rates. The liabilities relating to annuity policies during the accumulation period are equal to accumulated policyholder balances. After the accumulation period, the liabilities are equal to the present value of expected future payments. Changes in mortality tables that occurred in previous years are fully reflected in these liabilities.

Embedded derivatives
Embedded derivatives not closely related to the host contracts are separated from the host contracts and measured at fair value through profit or loss. Actuarial assumptions are revised at each reporting date with the resulting impact recognised in the income statement.

Investment contracts without discretionary participation features
Investment contracts without discretionary participation features are valued at amortised cost and reported as a deposit liability.

Non-life insurance

Claims
Claims and claim adjustment expenses are charged to the income statement as incurred. Unpaid claims and claim adjustment expenses include estimates for reported claims and provisions for claims incurred but not reported. Estimates of claims incurred but not reported are developed using past experience, current claim trends and the prevailing social, economic and legal environments. The liability for Non-life insurance claims and claim adjustment expenses is based on estimates of expected losses (after taking into account reimbursements, recoveries, salvage and subrogation) and takes into consideration management's judgement on anticipated levels of inflation, claim handling costs, legal risks and the trends in claims. Non-life liabilities for workers' compensation business are presented at their net present value. The liabilities established are adequate to cover the ultimate costs of claims and claim adjustment expenses. Resulting adjustments are recorded in the income statement. Fortis does not discount its liabilities for claims other than for claims with determinable and fixed payment terms.

Investment contracts without discretionary participation features
Investment contracts without discretionary participation features are valued at amortised cost and reported as a deposit liability.

Reinsurance

Liabilities relating to accepted or ceded reinsurance business that do not transfer significant insurance risk may be considered to be financial liabilities and the liabilities are accounted for in the same way as other financial liabilities.

The accounting requirements for liabilities related to accepted reinsurance contracts with significant insurance risk are the same as those that apply to direct written insurance contracts.

Deposits from reinsurers under ceded reinsurance that transfer significant insurance risk equal the amount due at the balance sheet date.

Reinsurance liabilities are reported under 'other liabilities'.

2.27 Liabilities related to unit-linked contracts

Fortis' non-participating insurance and investment contracts are primarily unit-linked contracts where the investments are held on behalf of the policyholder. Unit-linked contracts are a specific type of Life insurance contracts governed by Article 25 of EU Directive 2002/83/EC, where the benefits are linked to UCITS ('Undertakings for Collective Investment in Transferable Securities'), a share basket or a reference value, or to a combination of these values, or units, laid down in the contract. The liabilities for such contracts are measured at unit value (i.e. fair value of the fund in which the unit-linked contracts are invested divided by the number of units of the fund).

Certain products contain guarantees, which are also valued at fair value and included in liabilities related to policyholders, with the change in the fair value recognised in the income statement. Insurance risks are taken into account on basis of actuarial assumptions.

2.28 Debt certificates, subordinated liabilities and other borrowings

Debt certificates, subordinated liabilities and other borrowings are initially recognised at fair value including direct transaction costs incurred. Subsequently, they are measured at amortised cost and any difference between net proceeds and the redemption value is recognised in the income statement over the period of the borrowing using the effective interest method.

Debt that can be converted into a fixed number of Fortis' own shares is separated into two components on initial recognition: (a) a liability instrument and, (b) an equity instrument. The liability component is first determined by measuring the fair value of a similar liability (including any embedded non-equity derivative features) that does not have an associated equity component.

The carrying amount of the equity instrument represented by the option to convert the instrument into common shares is then determined by deducting the carrying amount of the financial liability from the amount of the compound instrument as a whole.

Preference shares, which carry a mandatory coupon, or which are redeemable on a specific date or at the option of the shareholder, including those preferred shares that establish such a contractual obligation indirectly through their terms and conditions are classified as borrowings. The dividends on these preference shares are recognised in the income statement as interest expense on an amortised cost basis using the effective interest method.

If Fortis purchases its own debt, it is removed from the balance sheet and the difference between the carrying amount of the liability and the consideration paid is included in the income statement.

In determining whether preference shares are classified as a financial liability or as an equity instrument, Fortis assesses the particular rights attached to the shares to determine whether they exhibit the fundamental characteristic of a financial liability.

2.29 Employee benefits

Pension liabilities

Fortis operates a number of defined benefit and defined contribution plans throughout its global activities, in accordance with local conditions or industry practices. The pension plans are generally funded through payments to insurance companies or trustee administered plans, determined by periodic actuarial calculations.

A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependant on one or more factors such as age and years of service. A defined contribution plan is a pension plan under which Fortis pays fixed contributions.

Qualified actuaries calculate the pension assets and liabilities at least annually.

For defined benefit plans, the pension costs and related pension assets or liabilities are estimated using the projected unit credit method. This method sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately to build up the final liability. Under this method, the cost of providing these benefits is charged to the income statement to spread the pension cost over the service lives of employees. The pension liability is measured at the present value of the estimated future cash outflows using interest rates determined by reference to market yields on high quality corporate bonds that have terms to maturity approximating the terms of the related liability. Net cumulative unrecognised actuarial gains and losses for defined benefit plans exceeding the corridor (greater than 10% of the present value of the defined benefit obligation or 10% of the fair value of any plan assets) are recognised in the income statement over the average remaining service lives of the employees.

Past-service costs are recognised immediately in the income statement, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortised on a straight-line basis over the vesting period.

Assets that support the pension liabilities of an entity, must meet certain criteria in order to be classified as 'qualifying pension plan assets'. These criteria relate to the fact that the assets should be legally separate from Fortis or its creditors. If these criteria are not met, the assets are included in the relevant item on the balance sheet (such as investments, property, plant and equipment). If the assets meet the criteria, they are netted against the pension liability.

When the fair value of the plan assets is netted against the present value of the obligation of a defined benefit plan, the resulting amount could be negative (an asset). In this case, the recognised asset cannot exceed the total of any cumulative unrecognised net actuarial losses and past service costs, and the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Benefit plans that provide long-term service benefits, but that are not pension plans, are measured at present value using the projected unit credit method.

Fortis' contributions to defined contribution pension plans are charged to the income statement in the year to which they relate.

Other post-retirement liabilities

Some of the Fortis companies provide post-retirement employee benefits to retirees such as preferential interest rate loans and health care insurance. Entitlement to these benefits is usually based on the employee remaining in service up to retirement age and the completion of a minimum service period. Expected costs of these benefits are accrued over the period of employment, using a methodology similar to that for defined benefit pension plans. These liabilities are determined based on actuarial calculations.

Equity options and equity participation plans

Share options and restricted shares are granted to directors and to employees for services received. The fair value of the services received is determined by reference to the fair value of the share options and restricted shares granted. Compensation expense is measured on the grant date based on the fair value of the options and restricted shares and is recognised, either immediately at grant date if there is no vesting period, or over the vesting period of the options and restricted shares.

The fair value of the share options is determined using an option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the expected volatility of the underlying stock and the expected dividends on it, and the risk-free interest rate over the expected life of the option. When the options are exercised and new shares are issued, the proceeds received, net of any transaction costs, are credited to share capital (par value) and the surplus to share premium. If for this purpose own shares have been repurchased, they will be eliminated from treasury stock.

Loans granted at preferential rates

Loans are sometimes provided to employees at an interest rate which is lower than the market rate. The terms of the loans granted at preferential rates state that employees lose the benefit of receiving a preferential rate upon termination of employment, at which time the interest rate on the loan is adjusted to the applicable market rate. However, some Fortis entities allow their employees to keep the preferential rate subsequent to retirement.

For the first category, the difference between the net present value of the loans at preferential rate and the net present value at the prevailing market rate is recognised in the balance sheet as a deferred compensation expense and recorded under operating and administrative expenses over the period that the employee obtains the benefit. Likewise, interest income is corrected to show the loans at market rate.

When loans continue after retirement and the former employees continue to benefit from preferential rates due to their past service at Fortis, this benefit is taken into account in determining post-retirement benefits other than pensions.

Employee entitlements

Employee entitlements to annual leave and long-service leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave and long-service leave as a result of services rendered by employees up to the balance sheet date.

2.30 Provisions, contingencies, commitments and financial guarantees

Provisions

Provisions are liabilities involving uncertainties in the amount or timing of payments. Provisions are recognised if there is a present obligation to transfer economic benefits, such as cash flows, as a result of past events and if a reliable estimate can be made at the balance sheet date. Provisions are established for certain guarantee contracts for which Fortis is responsible to pay upon default of payment. Provisions are estimated based on all relevant factors and information existing at the balance sheet date, and are typically discounted at the risk-free rate.

Contingencies

Contingencies are those uncertainties where an amount cannot be reasonably estimated or when it is not probable that payment will be required to settle the obligation.

Commitments

Loan commitments that allow for draw down of a loan within the timeframe generally established by regulation or convention in the market place are not recognised as derivative financial instruments. Loan commitments that are designated as at fair value through profit or loss or where Fortis has a past practice of selling the assets resulting from its loan commitments are recognised on the balance sheet at fair value with the resulting change recognised in the income statement. Acceptances comprise undertakings by Fortis to pay bills of exchange drawn on customers. Fortis expects most acceptances to be settled simultaneously with the reimbursement from customers. Acceptances are not recognised in the balance sheet and are disclosed as commitments.

Financial guarantees

Financial guarantee contracts that require payments to be made in response to changes in a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variables, and non-financial variables which are not specific to a party to the contract, are accounted for as derivatives.

Financial guarantee contracts requiring Fortis to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due, are accounted for as insurance contracts if significant insurance risk is transferred to Fortis.

2.31 Equity

Share capital and treasury shares

Share issue costs
Incremental costs directly attributable to the issue of new shares or share options, other than on a business combination, are deducted from equity net of any related income taxes.

Preference shares
Preference shares which are non-redeemable and upon which dividends are declared at the discretion of the directors are classified as equity.

Treasury shares
When the Parent Companies or their subsidiaries purchase Fortis share capital or obtain rights to purchase their share capital, the consideration paid including any attributable transaction costs, net of income taxes, are shown as a deduction from equity.

Dividends paid on treasury shares that are held by Fortis companies are eliminated when preparing the Consolidated Financial Statements.

Fortis shares held by Fortfinlux S.A. in the framework of FRESH capital securities are also not entitled to dividend or capital. In calculating dividend, net profit and equity per share, these shares are eliminated. The cost price of the shares is deducted from equity.

Compound financial instruments
Components of compound financial instruments (liability and equity parts) are classified in their respective area of the balance sheet.

Other equity components

Other elements recorded in equity are related to:

- direct equity movements associates (see section 2.5 Consolidation principles)
- foreign currency (see section 2.6 Foreign currency)
- available-for-sale investments (see section 2.16 Investments)
- cash flow hedges (see section 2.24 Derivative financial instruments and hedging)
- discretionary participation features (see section 2.26 Liabilities arising from insurance and investment contracts).

2.32 Interest income and expense

Interest income and interest expense are recognised in the income statement for all interest-bearing instruments (whether classified as held to maturity, available for sale, held at fair value through profit or loss, derivatives or other assets or liabilities) on an accrual basis using the effective interest method based on the actual purchase price including direct transaction costs. Interest income includes coupons earned on fixed and floating rate income instruments and the accretion or amortisation of the discount or premium.

Once a financial asset has been written down to its estimated recoverable amount, interest income is thereafter recognised based on the effective interest rate that was used to discount the future cash flows for the purpose of measuring the recoverable amount.

2.33 Gross premium income, claims and benefits

Short-duration contracts

A short-duration insurance contract is a contract that provides insurance protection for a fixed period of short duration and that enables the insurer to cancel the contract or to adjust the terms of the contract at the end of any contract period.

Long-duration contracts

A long-duration contract is a contract that generally is not subject to unilateral changes in its terms, such as a non-cancellable or guaranteed renewable contracts, and that requires the performance of various functions and services (including insurance protection) for an extended period.

Premium income when received

Premiums from Life insurance policies and investment contracts with discretionary participation features that are considered long duration type contracts are recognised as revenue when due from the policyholder. Estimated future benefits and expenses are provided against such revenue to recognise profits over the estimated life of the policies. This matching is accomplished by the establishment of liabilities of the insurance policies and investment contracts with discretionary participation features and by the deferral and subsequent amortisation of policy acquisition costs.

Premium income when earned

For short duration type contracts (principally Non-life), premiums are recorded as written upon inception of the contract. Premiums are recognised in the income statement as earned on a pro rata basis over the term of the related policy coverage. The unearned premium reserve represents the portion of the premiums written relating to the unexpired terms of the coverage.

2.34 Realised and unrealised gains and losses

For financial instruments classified as available for sale, realised gains or losses on sales and divestments represent the difference between the proceeds received and the initial book value of the asset sold, minus any impairment losses recognised in the income statement after adjusting for the impact of any fair value hedge accounting adjustments. Realised gains and losses on sales are included in the income statement in the caption 'Realised capital gains (losses) on investments'.

For financial instruments carried at fair value through profit or loss, the difference between the carrying value at the end of the current reporting period and the previous reporting period is included in 'Other realised and unrealised gains and losses'.

For derivatives, the difference between the carrying clean fair value (i.e. excluding the unrealised portion of the interest accruals) at the end of the current reporting period and the previous reporting period is included in 'Other realised and unrealised gains and losses'.

Previously recognised unrealised gains and losses recorded directly into equity are transferred to the income statement upon derecognition or upon the financial asset becoming impaired.

2.35 Fee and commission income

Fees as integral part of effective interest rate

Fees that are an integral part of the effective interest rate of a financial instrument are generally treated as an adjustment to the effective interest rate. This is the case for origination fees, received as compensation for activities such as evaluating the borrower's financial condition, evaluating and recording guarantees, etc., and also for origination fees received on issuing financial liabilities measured at amortised cost. Both types of fees are deferred and recognised as an adjustment to the effective interest rate. However, when the financial instrument is measured at fair value through profit or loss, the fees are recognised as revenue when the instrument is initially recognised.

Fees recognised as services are provided

Fees are generally recognised as revenue as the services are provided. If it is unlikely that a specific lending arrangement will be entered into and the loan commitment is not considered a derivative, the commitment fee is recognised as revenue on a time proportion basis over the commitment period.

Fees recognised upon completion of the underlying transaction

Fees arising from negotiating or participating in the negotiation of a transaction for a third party, are recognised upon completion of the underlying transaction. Commission revenue is recognised when the performance obligation is complete.

Loan syndication fees are recognised as revenue when the syndication has been completed.

Fee revenue from investment contracts

This relates to contracts, without discretionary participation features, issued by insurance companies that are classified as investment contracts, because the covered insurance risk is not significant. Revenues from these contracts consist of fees for the coverage of insurance, administration fees and surrender charges. Expenses include mortality claims and interest credited.

2.36 Transaction costs

Transaction costs are included in the initial measurement of financial assets and liabilities other than those measured at fair value through profit or loss. Transaction costs refer to incremental costs directly attributable to the acquisition or disposal of a financial asset or liability. They include fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties.

2.37 Borrowing costs

Borrowing costs are generally expensed as incurred. Borrowing costs that are directly attributable to the acquisition or construction of an asset are capitalised while the asset is being constructed as part of the cost of that asset. Capitalisation of borrowing costs should commence when:

- expenditures for the asset and borrowing costs are being incurred; and
- activities necessary to prepare the asset for its intended use or sale are in progress.

Capitalisation ceases when the asset is substantially ready for its intended use or sale. If active development is interrupted for an extended period, capitalisation is suspended. Where construction occurs piecemeal and use of each part is possible as construction continues, capitalisation for each part ceases upon substantial completion of that part.

For borrowing associated with a specific asset, the actual rate on that borrowing is used. Otherwise, a weighted average cost of borrowings is used.

2.38 Income tax expenses

Current tax is the amount of income taxes payable (recoverable) in respect of the taxable profit (tax loss) for a period.

Deferred tax liabilities are the amounts of income taxes payable in future periods in respect of taxable temporary differences.

Deferred tax assets are the amounts of income taxes recoverable in future periods in respect of deductible temporary differences, the carry forward of unused tax losses and of unused tax credits.

Income tax payable on profits is recognised as an expense based on the applicable tax laws in each jurisdiction in the period in which profits arise. The tax effects of income tax losses available for carry-forward are recognised as a deferred tax asset if it is probable that future taxable profit will be available against which those losses can be utilised.

Deferred tax is provided in full, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Financial Statements.

The rates enacted or substantively enacted at the balance sheet date are used to determine deferred taxes.

Deferred tax assets are recognised to the extent that it is probable that sufficient future taxable profit will be available to allow the benefit of part or the entire deferred tax asset to be utilised.

Deferred tax liabilities are provided on taxable temporary differences arising from investments in subsidiaries, associates, and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future.

Current and deferred tax related to fair value re-measurement of available-for-sale investments and cash-flow hedges which are charged or credited directly to equity is also credited or charged directly to equity and is subsequently recognised in the income statement together with the deferred gain or loss.

2.39 Earnings per share

Basic earnings per share are calculated by dividing net result attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year, excluding the average number of ordinary shares purchased by Fortis and held as treasury shares.

For the diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares, such as convertible debt, preferred shares, share options and restricted shares granted to employees. Potential or contingent share issuances are treated as dilutive when their conversion to shares would decrease net earnings per share.

The impact of discontinued operations on the basic and diluted earnings per share is shown by dividing net result before discontinued operations by the weighted average number of ordinary shares in issue during the year, excluding the average number of ordinary shares purchased by Fortis and held as treasury shares.

3 Acquisitions and disposals

This note provides information on key disposals and acquisitions of Fortis.

3.1 Discontinued operations in 2008

Due to the turmoil on the financial markets, Fortis had to sell large parts of its operations to the local governments in the Benelux. A chronological description of all transactions is given below.

On 29 September 2008, Fortis and the Governments of Belgium and Luxembourg entered into an agreement, whereby the Government of Belgium agreed to invest EUR 4.7 billion in Fortis Bank Belgium in exchange for a 49.93% share in the common equity of the bank while the Government of Luxembourg agreed to invest EUR 2.5 billion in Fortis Banque Luxembourg, a wholly owned subsidiary of Fortis Bank, by subscribing to a mandatory convertible loan issued on 29 September by Fortis Banque Luxembourg.

On 3 October 2008, the Government of the Netherlands acquired Fortis Bank Netherlands including the participation of Fortis Bank Netherlands in RFS Holdings, which held the activities of ABN AMRO, Fortis Insurance Netherlands and Fortis Corporate Insurance. The allocation of the overall consideration of EUR 16.8 billion, agreed between Fortis and the Dutch State in the Term Sheet, was subsequently set by the Belgian government as follows: EUR 12.8 billion for the sale by Fortis Bank SA/NV of the Dutch banking activities (sale of the shares in Fortis Bank Nederland (Holding) N.V., i.e. including Fortis's stake in ABN AMRO) and EUR 4 billion for the sale by Fortis Insurance N.V. of the Dutch insurance activities (sale of the shares in Fortis Verzekeringen Nederland N.V. and Fortis Corporate Insurance N.V.).

On 10 October 2008, the Belgian Government acquired from Fortis the remaining ownership (50% + one share) in Fortis Bank for a total consideration of EUR 4.7 billion in cash. At the same time, the Belgian Government signed an agreement with BNP Paribas on the subsequent transfer of 74,94% of Fortis Bank. Fortis and BNP Paribas furthermore agreed on the sale of 100% of Fortis Insurance Belgium for a total consideration of EUR 5.73 billion in cash, subject to a final closing adjustment of minus EUR 0.2 billion. The transactions between Fortis and the Belgian State on 29 September and 10 October are considered one transaction.

However, on 12 December 2008 the Court of Appeal of Brussels ruled that all transactions with BNP Paribas had to be suspended as the shareholders of Fortis SA/NV were not consulted on the transactions. Hence on 11 February 2009 a shareholders meeting was held by Fortis SA/NV. During this meeting the shareholders voted against the proposed agreements (as modified by an Avenant of 1 February 2009). Consequently, new negotiations were started between Fortis, BNP Paribas and the Belgian Government. These negotiations resulted on 12 March 2009 in a new agreement on the structure and content of the transaction. One element of the agreement is that Fortis will no longer sell 100% of Fortis Insurance Belgium to BNP Paribas but will sell 25% of the shares + 1 share to Fortis Bank Belgium. Detailed information about the agreement is provided in note 55 Post-balance sheet date events. The agreement will be on the agenda of shareholders' meetings of Fortis SA/NV and Fortis N.V. for approval by the shareholders.

The new agreement signed on 12 March 2009 does not have an impact on the result on the discontinued entities (Fortis Bank Belgium, Fortis Bank Netherlands, Fortis Insurance Netherlands and Fortis Corporate Insurance) as the sales price of Fortis Bank Belgium to the Belgian State was not changed.

In accordance with IFRS 5, the subsidiaries sold, which represented a substantial part of the businesses of Fortis, and transferred out of Fortis are presented as discontinued operations. The post-tax results of discontinued operations until the moment of sale are presented separately from continuing operations in the income statement under Net result on discontinued operations. Prior period results are reclassified in accordance with the IFRS requirements. Details of the discontinued operations are set out below.

The impact of discontinued operations on Fortis' income statement based on the above mentioned allocation of the overall consideration of EUR 16.8 billion, is as follows:

	2008	2007
Fortis Bank nv-sa (Fortis Bank Belgium)	(20,822)	491
Fortis Bank Nederland (Holding) (Fortis Bank Netherlands)	(8,590)	1,284
Fortis Verzerkeningen Nederland (Fortis Insurance Netherlands)	1,745	890
Fortis Corporate Insurance	255	64
CaiFor		1,013
Eliminations and minority interests		168
Total	**(27,412)**	**3,910**

The tables below provide a further breakdown of the operating result and the result on disposal of discontinued operations per legal entity.

3.1.1 Fortis Bank Belgium

The detailed result for the discontinued operation Fortis Bank Belgium can be explained as follows:

	2008	2007
Total income		84,203
Total expenses		(81,608)
Change in impairments		(2,792)
Profit before taxation		**(197)**
Income tax expense		702
Net profit for the period		**505**
Net result on disposal		
Net result attributable to minority interests		14
Net result on discontinued operations	**(20,822)**	**491**

The income statement for 2008 as shown above does not include detailed information for 2008. This is due to the fact that Fortis Bank Belgium has informed Fortis that it is not able to provide Fortis with the full detail of the operational result for the period 1 January 2008 – 10 October 2008 (the date that Fortis Bank Belgium was sold to the Belgian State) due to material uncertainties.

3.1.1.1 Fortis Bank Netherlands

The detailed result for the discontinued operation Fortis Bank Netherlands (including the participation in RFS Holdings) as part of Fortis Bank Belgium can be explained as follows:

	2008	2007
Total income		21,509
Total expenses		(19,820)
Change in impairments		(41)
Profit before taxation		**1,648**
Income tax expense		(346)
Net profit for the period		**1302**
Net result on disposal		
Net result attributable to minority interests		18
Net result on discontinued operations	**(8,590)**	**1,284**

The income statement for 2008 as shown above does not include detailed information for 2008. This is due to the fact that Fortis Bank Netherlands has informed Fortis Bank Belgium that it is not able to provide Fortis Bank Belgium with the full detail of the operational result for the period 1 January 2008 – 3 October 2008 (the date that Fortis Bank Netherlands was sold to the Dutch State by Fortis Bank Belgium) due to material uncertainties.

3.1.2 Fortis Insurance Netherlands

The detailed result for the discontinued operation Fortis Insurance Netherlands can be explained as follows:

	2008	*2007*
Total income		8,102
Total expenses		(6,926)
Change in impairments		(159)
Profit before taxation		**1,017**
Income tax expense		(111)
Net profit for the period		**906**
Net result on disposal		
Net result attributable to minority interests		16
Net result on discontinued operations	**1,745**	**890**

The income statement for 2008 as shown above does not include detailed information for 2008. This is due to the fact that Fortis Insurance Netherlands has informed Fortis that it is not able to provide Fortis with the full detail of the operational result for the period 1 January 2008 – 3 October 2008 (the date that Fortis Insurance Netherlands was sold to the Dutch State) due to material uncertainties.

3.1.3 Fortis Corporate Insurance

The detailed result for the discontinued operation Fortis Corporate Insurance can be explained as follows:

	2008	*2007*
Total income		781
Total expenses		(701)
Change in impairments		
Profit before taxation		**80**
Income tax expense		(16)
Net profit for the period		**64**
Net result on disposal		
Net result on discontinued operations	**255**	**64**

The income statement for 2008 as shown above does not include detailed information for 2008. This is due to the fact that Fortis Corporate Insurance has informed Fortis that it is not able to provide Fortis with the full detail of the operational result for the period 1 January, 2008 – 3 October, 2008 (the date that Fortis Corporate Insurance was sold to the Dutch State) due to material uncertainties.

3.2 Discontinued operations in 2007

On 13 November 2007, Fortis sold Fortis' interests in the Spanish bancassurance joint venture CaiFor to 'la Caixa' for a total cash consideration of EUR 980 million, including 2007 interim dividend of EUR 30 million. In accordance with IFRS 5, the investment in CaiFor is presented as a discontinued operation. The post-tax results of discontinued operations are presented separately from continuing operations in the income statement under the section Net gain on discontinued operations.

The detailed result on CaiFor in 2007 can be presented as follows:

	2007
Net result for the year	66
Realised capital gains on sale	947
Total net gain on discontinued operations	**1,013**

3.3 Acquisitions

In 2008, Fortis made no significant acquisitions but only a number of smaller acquisitions. The only significant acquisition that took place related to the new Fortis scope in 2007 was:

Acquired company	*Quarter of acquisition*	*Acquisition amount*	*Percentage acquired*	*Capitalised intangible assets*	*Goodwill/ (negative goodwill)*
Fortis Insurance Company Asia (FICA)	Q2 2007	666	100	266	292

The amounts of the capitalised intangible assets and the goodwill presented above are the final amounts, converted to euro and taking into account changes that were necessary because the accounting for a business combination was only determined provisionally by the end of the period in which the combination was effected. Subsequent changes due to net exchange differences and other changes are excluded.

3.4 Assets and liabilities of acquisitions and disposals

The table below provides details on the assets and liabilities resulting from the acquisitions or disposals of subsidiaries, associates and joint ventures at the date of acquisition or disposal.

	2008		2007	
	Acquisitions	*Divestments*	*Acquisitions*	*Divestments*
Assets and liabilities of acquisitions and divestments				
Cash and cash equivalents		(23,354)	280	(32)
Assets held for trading		(74,594)	1	
Due from banks		(117,833)	35	
Due from customers		(310,425)	321	
Investments	37	(158,463)	27,310	(475)
Investments related to unit-linked contracts		(9,960)	83	
Reinsurance and other receivables		(8,411)	80	
Property, plant and equipment		(2,942)	34	(1)
Goodwill and other intangible assets	1	(1,964)	924	(14)
Accrued interest and other assets	(6)	(78,032)	36	(14)
Liabilities held for trading		(89,105)		
Due to banks	10	(188,539)	207	(25)
Due to customers		(262,153)	260	
Liabilities arising from insurance and investment contracts		(19,246)	697	
Liabilities related to unit-linked contracts		(10,632)	83	
Debt certificates		(94,291)	8	
Subordinated liabilities		(20,165)	8	
Other borrowings	4	(1,064)	84	
Provisions		(868)		(53)
Current and deferred tax liabilities	2	(1,767)	26	(4)
Accrued interest and other liabilities	9	(59,451)	122	(13)
Minority interests		(667)	1	
Changes in equity related to divestments		(1,918)		
Net assets acquired / Net assets divested	**7**	**(36,112)**	**27,608**	**(441)**
Result on disposal, gross				1,197
Taxes on result on disposal				(128)
Result on discontinued operations, net of taxes		(27,412)		1,069
Cash used for acquisitions / received from divestments:				
Total purchase consideration / Proceeds from sale	(7)	8,700	(27,608)	1,510
Less: Cash and cash equivalents acquired / divested		(23,354)	280	(32)
Cash used for acquisitions / received for divestments	**(7)**	**(14,654)**	**(27,328)**	**1,478**

4 Shareholders' equity

The following table shows the composition of Shareholders' equity as at 31 December 2008.

Share capital	
- Ordinary shares: 2,516,657,248 shares issued consisting of one share of Fortis NV nominal value EUR 0.42 and one share of Fortis SA/NV par value EUR 4.28	11,838
- Cumulative preference shares Fortis NV nominal value EUR 0.42; 1,820 million shares authorised; no shares issued	
Share premium reserve	23,508
Other reserves	(879)
Currency translation reserve	(73)
Net profit attributable to shareholders	(28,022)
Unrealised gains and losses	423
Shareholders' equity	**6,795**

4.1 Ordinary shares

Shares issued and potential number of shares

In addition to the shares already outstanding, Fortis issued options or instruments containing option features, which could upon exercise lead to an increase in the number of outstanding shares. Shares can also be issued due to the so called Alternative Coupon Satisfaction method (ACSM) (for details see note 29). The table below shows an overview of the shares issued and the potential number of shares as at 31 December 2008.

Number of shares at 31 December 2008	**2,516,657,248**
Shares that may be issued:	
- in connection with option plans, including warrants (see note 10)	41,432,398
- in connection with convertible securities related to the MCS (see note 29)	105,386,849
Total potential number of shares at 31 December 2008	**2,663,476,495**

Treasury shares

Treasury shares are ordinary shares reacquired by Fortis. The shares are deducted from Shareholders' equity under the heading Other reserves. No gain or loss is recognised on the purchase or sale of treasury shares, nor on rights obtained to buy or sell such shares. Consideration paid or received, including after tax transaction costs, is recognised directly in Shareholders' equity.

Outstanding shares

The following table shows the number of outstanding shares:

	Shares issued	*Treasury shares*	*Shares outstanding*
Number of shares at 1 January 2007	**1,342,815,545**	**(50,698,454)**	**1,292,117,091**
Issued related to option plans	2,284,985		2,284,985
Issued related to Rights Issue	896,181,684		896,181,684
Issued related to convertible securities (CASHES, see note 29)	125,313,283		125,313,283
Balance (acquired)/sold		(123,934,575)	(123,934,575)
Number of shares at 31 December 2007	**2,366,595,497**	**(174,633,029)**	**2,191,962,468**
Issued	150,000,000		150,000,000
Issued related to option plans	61,751		61,751
Balance (acquired)/sold		132,804,832	132,804,832
Number of shares at 31 December 2008	**2,516,657,248**	**(41,828,197)**	**2,474,829,051**

Fortis placed on June 26, 2008 150,000,000 Fortis shares at EUR 10.00 per New Share; the total gross proceeds of the offering amounted to EUR 1.5 billion. The cost related to the issue of these shares amounted to EUR 19.2 million.

Fortis placed on 25 September 2007 a fully underwritten Rights Issue of 896,181,684 new shares at a subscription price of EUR 15.00 per new share (with Fortis SA/NV VVPR Strip) on the basis of 2 new shares for every 3 existing shares held at market close on 24 September 2007. The subscription period for the Rights concluded on 9 October 2007. 878,216,262 new shares and 878,216,262 VVPR strips Fortis SA/NV, representing approximately 97.995% of the total number of new shares offered to shareholders pursuant to the fully underwritten Rights Issue, were subscribed to. Settlement of the Rights Issue occurred with value on 15 October 2007. The remaining 17,965,422 new shares were placed through an accelerated private placement. The cost related to the issue of Rights Issue amounted to EUR 121.2 million.

The following table provides a specification of treasury shares as at 31 December.

	2008		2007	
	Number	*Value*	*Number*	*Value*
Held in trading portfolio			4,369,337	79
Held in investment portfolio	41,828,197	1,061	167,612,894	3,335
Held in other assets for option plans				
Held for unit-linked contracts			1,865,020	34
Held by Associates			785,778	14
Balance at 31 December	**41,828,197**	**1,061**	**174,633,029**	**3,462**

The treasury shares that are held by Fortis at year end 2008 mainly relate to the FRESH (39,682,540). The value of these shares is based on the price at the date of issue. Details about the FRESH are provided in note 29.

4.2 Cumulative preference shares Fortis N.V.

None of Fortis' 1,820 million authorised cumulative preference shares with a nominal value of EUR 0.42 have been issued or are outstanding.

If the cumulative preference shares are issued, a General Meeting of Shareholders will be convened within two years of the date on which the cumulative preference shares are issued so that a resolution can be passed regarding the repurchase or cancellation of these issued cumulative preference shares.

If the General Meeting of Shareholders does not resolve to repurchase or cancel the cumulative preference shares, subsequent General Meetings of Shareholders will be convened and held in each case within two years of the previous meeting. A resolution concerning repurchase or cancellation of the cumulative preference shares will be on the agenda of these meetings for as long as there are cumulative preference shares outstanding.

Any dividend from Fortis N.V.' profits will first be paid to holders of cumulative preference shares before being paid to holders of ordinary shares. The dividend to be paid will be equal to the average Euribor for a term of one year, as published by the European Central Bank during the year for which the dividend is to be paid, increased by 1.5%. The dividend will be calculated as a percentage of the amount paid to Fortis N.V. on such shares and pro rata to the period outstanding.

Cumulative preference shares have a liquidation value equal to the amount paid to Fortis N.V. on such shares plus any accumulated but unpaid dividends. Cumulative preference shares have priority over ordinary shares in the case of liquidation. Issued preference shares can be transferred only with the Board's consent.

Fortis N.V. had granted Stichting Continuïteit Fortis (see separate section on Stichting Continuïteit Fortis) an option to acquire a number of cumulative preference shares of Fortis N.V. not exceeding the number of ordinary (twinned) shares issued at that time.

However, Fortis N.V. has asked the Board of Stichting Continuïteit Fortis to discontinue and liquidate Stichting Continuïteit Fortis. The reason for the discontinuation is that due to the recent developments and the significant changes in the organisation of Fortis, the Board believes it is no longer in the interest of Fortis to keep the Stichting in place. The purpose of the Stichting was to guarantee the continuity of Fortis N.V. and as such to safeguard the interests of Fortis and of all the companies belonging to Fortis. The Board of Stichting Continuïteit Fortis has agreed with this proposal and consequently, the Stichting Continuïteit Fortis was liquidated as per 13 March 2009.

4.3 Other reserves

The negative amount in Other reserves relates mainly to the accounting principles Fortis applied prior to the introduction of IFRS as well as the application of exemptions provided for in IFRS 1, First-time Adoption of International Financial Reporting Standards.

IFRS 1 requires the retrospective application of IFRS at the time of first adoption. However, to ease the impact of IFRS implementation, the standard provides entities with optional exemptions. Fortis has opted to utilise some of these exemptions. The exemptions relating to business combinations and employee benefits have had a significant impact on equity (Other reserves).

The exemptions concerning business combinations allows entities not to apply IFRS 3, *Business Combinations*, retrospectively to past business combinations. Fortis applies the provisions of IFRS 3, to all business combinations occurring on or after 1 January 2004. Accordingly, business combinations that occurred prior to 1 January 2004 – and the goodwill that was included in Shareholders' Equity – are not restated under IFRS. As a result, the previously recorded goodwill included in Other reserves remains in Shareholders' Equity.

Under the exemption concerning employee benefits in IFRS 1, entities may elect to add or charge to equity in full, all cumulative actuarial gains and losses that have not been recognised in the income statement prior to 1 January 2004. Fortis has decided to take advantage of this exemption and therefore does not apply IAS 19 retrospectively. Fortis recognised all actuarial gains and losses in the opening balance sheet on 1 January 2004, leading to a decrease in equity (Other reserves).

Treasury shares, i.e. ordinary shares reacquired by Fortis, are adjusted to Shareholders' equity and reported in Other reserves.

Other reserves include an amount of EUR 266 million (2007: EUR 675 million) that relates to the equity component of convertible securities (see note 29).

4.4 Currency translation reserve

The Currency translation reserve is a separate component of Shareholders' equity in which are reported the exchange differences, arising from translation of the results and financial positions of foreign operations that are included in the Fortis Consolidated Financial Statements.

Fortis hedges net investments in foreign operations. The net investment in a foreign operation is Fortis' interest in the net assets of that operation. Exchange differences arising on borrowings and other currency instruments designated as hedging instruments of such investments are also recorded in equity (under the heading Currency translation reserve) until the disposal of the net investment, except for any hedge ineffectiveness which will be immediately recognised in the income statement. On disposal of a foreign entity, such exchange differences are recognised in the income statement as part of the gain or loss on the sale.

4.5 Unrealised gains and losses included in Shareholders' equity

The table below shows changes in Unrealised gains and losses included in Shareholders' equity.

	Available for sale investments	*Revaluation of associates*	*Cash flow hedges*	*DPF-component*	*Total*
31 December 2008					
Gross	528	95			623
Related tax	(183)				(183)
Shadow accounting	(73)				(73)
Related tax	36				36
Minority interests	20				20
Discretionary Participation Feature (DPF)	2			(2)	
Total	**330**	**95**		**(2)**	**423**
31 December 2007					
Gross	109	49	(4)		154
Related tax	243				243
Shadow accounting	210				210
Related tax	(44)				(44)
Minority interests	39				39
Discretionary Participation Feature (DPF)	(47)			47	
Total	**510**	**49**	**(4)**	**47**	**602**

Unrealised gains and losses on Available for sale investments are discussed in detail in note 19.2 Changes in the fair value of derivatives that are designated and qualify as cash-flow hedge are recognised as an unrealised gain or loss in Shareholders' equity. Any hedge ineffectiveness is immediately recognised in the income statement. Exchange differences arising on instruments designated as hedges of a net investment in a foreign entity are recorded in Shareholders' equity, until the disposal of the net investment, except for any hedge ineffectiveness which is immediately recognised in the income statement.

Fortis enters into insurance contracts that feature not only a guaranteed part but also other benefits of which the amounts and the timing of declaration and payment are solely at the discretion of Fortis. Depending on the contractual and statutory terms and conditions, unrealised changes in the fair value of the asset mix related to such contracts are after the application of shadow accounting, reported as part of Shareholders' equity under separate discretionary participation features (DPF) and in Unrealised gains and losses related to Available for sale investments.

The table below shows changes in gross Unrealised gains and losses included in Shareholders' equity for 2007 and 2008.

	Available for sale investments	*Revaluation of associates*	*Cash flow hedges*	*DPF-component*	*Total*
Gross unrealised gains (losses) at 1 January 2007	**4,793**	**149**	**3**		**4,945**
Changes in unrealised gains (losses) during the year	(3,164)	(44)	(7)		(3,215)
Reversal unrealised gains (losses) because of sales	(1,504)				(1,504)
Foreign exchange differences	18	(2)			16
Divestments of associates		(54)			(54)
Other	(34)				(34)
Gross unrealised gains (losses) at 31 December 2007	**109**	**49**	**(4)**		**154**
Unrealised gains (losses) related to discontinued operations reclassed to income statement	562	3	4		569
Changes in unrealised gains (losses) during the year	548	27			575
Reversal unrealised gains (losses) because of sales	(686)				(686)
Foreign exchange differences	(7)	3			(4)
Divestments of associates					
Other	2	13			15
Gross unrealised gains (losses) at 31 December 2008	**528**	**95**			**623**

4.6 Dividend

Once a dividend is announced, shareholders may choose to receive the dividend from Fortis SA/NV (Belgium) or from Fortis N.V. (the Netherlands). The dividend of Fortis SA/NV is equal to the dividend of Fortis N.V.

If a shareholder does not elect to receive dividend from one of the above, a default procedure will apply based primarily on the domicile of the shareholder (for registered shares) or of the Central Securities Depository with which the shareholders' bank has deposited the shares (in the case of shares held in a securities account), with Belgian residents receiving solely Belgian dividends and Dutch residents receiving solely Dutch dividends. Shareholders domiciled in neither Belgium nor the Netherlands will receive a Belgian and a Dutch dividend in equal proportion. Holders of physical bearer shares who do not specify the source of their dividend will receive a wholly Belgian dividend.

The companies comprising Fortis are subject to legal restrictions regarding the amount of dividend they may pay to their shareholders. The Dutch Civil Code stipulates that a Dutch company may pay dividends only if the net equity of that company exceeds the total of the paid-up and called-up capital and the reserves required by law or by the company's Articles of Association.

Under the Belgian Companies Code, 5% of a company's annual net profit must be placed in a reserve fund until this fund reaches 10% of the share capital. No dividends may be paid if the value of the company's net assets falls below, or following payment of a dividend would fall below, the sum of its paid-up capital and non-distributable reserves.

Belgian and Dutch subsidiaries are also subject to dividend restrictions arising from minimum capital and solvency requirements imposed by regulators in the countries in which those subsidiaries operate.

Proposed dividend for 2008

As part of the accelerated capital plan launched on 26 June 2008, it was decided not to pay an interim dividend for the 2008 financial year. On 15 March 2009, Fortis announced that the statutory loss carried forward of EUR 22.5 billion at Fortis SA/NV had resulted in a depletion of the amounts available for distribution at year-end 2008. Consequently, the Board of Directors concluded that no dividend would be proposed for the 2008 financial year (the dividend for 2007 amounted to EUR 1.18 per Fortis share).

5 Minority interests

The following table provides information about the most significant minority interests in the Fortis entities.

	% of minority interest	*Amount at 31 December 2008*	*% of minority interest*	*Amount at 31 December 2007*
Group company				
Fortis Bank AS (Turkey)			6.0%	59
Fortis Bank NV/SA			0.1%	37
Fortis Fixed Rate Quarterly Capital Funding Trust			n/a	50
Fortis Luxembourg Vie SA	50.0%	37		
Interparking SA	10.1%	81	10.1%	73
Millenniumbcp Fortis	49.0%	396	49.0%	366
Moeara Enim			30.3%	136
Archimedes Investments Coöperatieve U.A.			15.0%	180
Fortis FBN Preferred Investment B.V.			0.1%	210
Other		1		36
Total		**515**		**1,147**

Fortis Group used to own 100% of Fortis Luxembourg Vie through Fortis Insurance International (50%) and Fortis Bank Luxembourg (50%). However, due to the sale of Fortis Bank Belgium, the parent company of Fortis Bank Luxembourg, Fortis now only owns 50% of Fortis Luxembourg Vie.

6 Earnings per share

Fortis placed on June 26, 2008 150,000,000 Fortis shares at EUR 10.00 per New Share; the total gross proceeds of the offering amounted to EUR 1.5 billion. The cost related to the issue of these shares amounted to EUR 19.2 million.

Fortis placed on 25 September 2007 a fully underwritten Rights Issue of 896,181,684 New Shares at a subscription price of EUR 15.00 per New Share (with Fortis SA/NV VVPR Strip) on the basis of 2 New Shares for every 3 Existing Shares held at market close on 24 September 2007. The subscription period for the rights concluded on 9 October 2007. 878,216,262 New Shares and 878,216,262 VVPR strips Fortis SA/NV, representing approximately 97.995% of the total number of New Shares offered to shareholders pursuant to the fully underwritten Rights Issue, were subscribed to. Settlement of the Rights Issue occurred with value on 15 October 2007. The remaining 17,965,422 New Shares were placed through an accelerated private placement. The cost of issuance of these shares amounted to EUR 121.2 million.

Fortis placed on 19 December 2007 125.313.283 shares at a subscription price of EUR 18.75. The placement of these shares related to the issuance of the CASHES, undated floating rate convertible and subordinated hybrid equity-linked securities. The shares are not entitled to dividend nor have they voting rights until the moment of conversion. In 2007 the shares were not included in the earnings per share calculation as the shares were held by Fortis Bank Belgium. However, as Fortis Bank Belgium is at year-end 2008 no longer a subsidiary of Fortis the shares have been included in the earnings per share calculation for 2008 as in the event of conversion they have a share in the equity of Fortis.

Earnings per share

Fortis has adjusted the calculation of basic and diluted earnings per share for 2007 in accordance with IAS 33 Earnings per share, Appendix 2. IAS 33A2 states that if the number of ordinary or potential ordinary shares outstanding increases as a result of a bonus element in a Rights Issue to existing shareholders, the per share calculations for those and any period financial statements presented, shall be based on the new number of shares.

The Fortis Rights Issue was offered to all existing shareholders, so the number of ordinary shares to be used in calculating basic and diluted earnings per share for all periods before the Rights Issue is the number of ordinary shares outstanding before the issue, multiplied by the following factor:

$$\frac{\text{Fair value per share immediately before the exercise of rights}}{\text{Theoretical ex-rights fair value per share}}$$

The theoretical ex-rights fair value per share is calculated by adding the aggregate market value of the shares immediately before the exercise of the rights to the proceeds from the exercise of the rights, and dividing by the number of shares outstanding after the exercise of the rights. The adjustment factor related to this Rights Issue is 1.1945.

The following table details the calculation of earnings per share, taking into account the adjustment as described above on the number of ordinary shares outstanding before the issue.

	2008	2007
Net profit attributable to shareholders	(28,022)	3,994
Elimination of interest expense on convertible debt (net of tax impact)		117
Net profit used to determine diluted earnings per share	**(28,022)**	**4,111**
Weighted average number of ordinary shares for basic earnings per share	2,295,883,060	1,735,985,243
Adjustments for:		
- assumed conversion of convertible securities		270,384,198
- share options		4,379,751
- restricted shares	738,895	1,170,388
Weighted average number of ordinary shares for diluted earnings per share	**2,296,621,955**	**2,011,919,580**
Basic earnings per share (in euro per share)	(12.21)	2.30
Basic earnings per share before result on discontinued operations (in euro per share)	(0.27)	0.05
Diluted earnings per share (in euro per share)	(12.21)	2.04
Diluted earnings per share before result on discontinued operations (in euro per share)	(0.27)	0.04

In 2008 weighted average options on 43,971,460 shares (2007: 2,678,079) with weighted average exercise prices of EUR 22.29 per share (2007: EUR 28.46) were excluded from the calculation of diluted EPS because the exercise price of the options was higher than the average market price of the shares. During 2008, 145,069,389 Fortis shares arising from convertible securities were excluded from the calculation of diluted earnings per share because the interest per share saved on these securities was higher than the basic earnings per share.

7 Risk management

7.1 Introduction

The risk management framework used across Fortis was designed to ensure that high standards of risk management are maintained, to raise executive management's awareness and understanding of the risks being taken and to encourage optimisation of the risk/return ratio. This framework combines core policies and measurement methods with broad oversight by risk management at central and local business level. We continuously review and upgrade our risk management framework and in 2009 this structure will be reviewed in light of lessons learned from the extreme market environment and the changes to Fortis.

Given the changes to Fortis this note focuses on the framework that has been in place for the insurance operations.

Fortis' risk taxonomy is summarised in the following chart.



Total Risk
Financial Risk
Insurance Liability Risk
Liquidity Risk
Operational Risk
Credit Risk
Counterparty Risk
Country Risk
Market Risk
ALM RISK:
Interest Rate Risk
Equity Risk
Real Estate Risk
Currency Risk
Spread Risk
Life Risk
Mortality Risk
Longevity Risk
Morbidity Risk
Disability Risk
Non-Life Risk
Home Claims
Motor Claims
Third Party Liability Claims
Accident Claims
Business Interruption Claims
Travel Claims
Funding Liquidity Risk
Market Liquidity Risk
Business Risk
Adverse changes in volumes
Adverse changes in margins and costs
Strategic Risk
Event Risk
Risk stemming from operational events:
Internal Fraud
External Fraud
Malicious Damage
Employee Practices & Workplace Safety
Clients, Products & Business
Practices
Disasters and Public Safety
Technology and infrastructure Failures
Execution, Delivery and Process management

A detailed explanation of each risk type is provided in the descriptions of the related risk management framework and processes (as from 7.3).

7.2 Risk management organisation

The Risk Management organisation is designed to ensure:

- clear responsibility and accountability regarding risk management
- independence of the risk management functions
- transparent and coherent risk-related decision-making, covering all risks of the risk taxonomy

Each stand-alone *business*:

- is responsible for managing its inherent risks within the limits, policies and guidelines set by regulators and Insurance *Risk Committee*
- has a *Business Risk Committee*, which supports its management team in ensuring that key risks are well understood and that appropriate risk management procedures are in place
- is responsible for managing its inherent risks and ensuring that it has comprehensive risk management systems in place which cover the full risk taxonomy.

The additional reporting lines between the Business *Chief Risk Officer* and the *Insurance Chief Risk Officer* are designed to reinforce the principles of full transparency on risk-related information (risk quantification, profitability, reserves, limits, capital, methodologies, assumptions, risk management organisation, etc.) compliance with group policies, guidelines and limits, and independence of the risk function in risk decisions and monitoring processes.

The *Insurance Risk Committee* (IRC), chaired by *the Fortis Insurance Chief Executive Officer*, supports the management in ensuring an adequate understanding of its key risks and that it has sound risk management in place. A key role of the *Insurance Risk Committee* is to ensure the consistency of risk management approaches across the insurance operations.

The IRC oversees the activities of the following Business and Regional[2] *Risk Committees*:

- *Business Risk Committee* Fortis Insurance Belgium;
- *Regional Risk Committee* Fortis Insurance International – Europe;
- *Regional Risk Committee* Fortis Insurance International – Asia.

The Business Risk Committees are responsible for:

- Defining the risk policy of the company and ensuring that the company acts within the risk policy, guidelines, and limits set by the Insurance Risk Committee;
- Identifying, monitoring, and managing all risks (investment risk, liability risk and operational risk) to which the company is exposed including ALM.

The risks within the General Account mainly relate to interest mismatches on loans to banks, loans from banks and debt instruments. These risks are directly monitored by the Finance and legal organisation headed by the Chief Financial Officer. Important decisions related to the General Account can only be taken by two persons and binding agreements need to be signed by at least two authorised persons.

---

2) *Fortis Insurance International-Europe and Fortis Insurance International-Asia Regional Risk Committees provide oversight and aggregate views over the individual stand-alone businesses in their regions each of which, as noted earlier, has its own Business Risk Committee (BRC).*

7.3 Financial Risk

Financial risk encompasses two types of risk: credit risk and market risk.

7.3.1 Credit Risk

Credit risk is defined as the risk to earnings or capital arising from an obligor's failure to meet the terms of any contract or to otherwise fail to perform as agreed.

7.3.1.1 Credit Risk Management

Credit risk arises within Insurance primarily in the investment portfolios. Fortis Insurance credit risk management policy aims to spread the credit risk across several sectors and countries. The average credit rating of the consolidated portfolios is strong. The risks within the General Account basically relate to loans to banks, loans from banks and debt instruments that are outstanding to former subsidiaries of Fortis.

7.3.1.2 Credit risk exposure

The overall credit risk exposure (before collateral held and other credit enhancements) is measured and presented as the principal amount of on-balance sheet claims or off-balance sheet potential claims on customers and counterparties, as at 31 December. Credit risk exposure is presented based on the classification in the balance sheet of Fortis, as this most accurately reflects the nature and characteristics of the exposure.[3)]

3) *Unit-linked investments are not included in the total credit risk exposure because these risks are born by the policy holders.*

	2008	2007
Cash and cash equivalents	5,933	3,006
Impairments		
Total Cash and cash equivalents, net (see note 15)	**5,933**	**3,006**
Derivative financial instruments	237	206
Total assets held for trading	237	206
Impairments		
Total Assets held for trading, net (see note 16)	**237**	**206**
Interest bearing deposits	1,107	168
Loans and advances	5,751	1
Subordinated liabilities	6,662	
Securities borrowing transactions	35	1,026
Other	339	8
Total Due from banks	13,894	1,203
Impairments	(1)	
Total Due from banks, net (see note 17)	**13,893**	**1,203**
Government and official institutions		1
Residential mortgages	1,561	1,568
Consumer loans, including policyholder loans	149	139
Commercial loans	103	2,841
Other	707	1,340
Total Due from customers	2,520	5,889
Impairments	(9)	(6)
Total Due from customers, net (see note 18)	**2,511**	**5,883**
Government bonds	27,549	24,865
Corporate debt securities	15,615	13,804
Structured credit instruments	538	880
Total interest bearing investments	43,702	39,549
Impairments	(119)	(40)
Total Interest bearing investments, net (see note 19)	**43,583**	**39,509**
Reinsurance and other receivables	1,190	1,322
Impairments	(36)	(16)
Total Reinsurance and other receivables, net (see note 20)	**1,154**	**1,307**
Total on balance credit risk exposure	67,476	51,174
Impairments	(165)	(62)
Total on balance credit risk exposure of continuing operations, net	**67,311**	**51,112**
Total on balance credit risk exposure of discontinued operations, net		629,097
Total on balance credit risk exposure, net	**67,311**	**680,209**
Total credit risk exposure of continuing operations, net	**67,311**	**210,044**
Total credit risk exposure of discontinued operations, net (including Off balance credit commitments exposure)		628,650
Total credit risk exposure	**67,311**	**838,694**

7.3.1.3 Credit Risk Concentration

Credit Risk Concentration is any exposure to a counterparty or an aggregate of exposures to a number of positively correlated counterparties (i.e. tendency to default under similar circumstances) with the potential to produce a significant amount of capital loss due to a bankruptcy or failure to pay. Avoidance of concentrations is therefore fundamental to Fortis credit risk strategy of maintaining granular, liquid and diversified portfolios.

The table below provides information on the concentration of on-balance credit risk by location of Fortis entities as at 31 December.

	2008		2007	
	Credit risk exposure on balance	*Percentage*	*Credit risk exposure on balance*	*Percentage*
On balance				
Benelux	57,660	85.5%	42,483	83.0%
Other European countries	8,848	13.1%	7,990	15.6%
Asia	968	1.4%	701	1.4%
Total on balance of continuing operations	**67,476**	**100.0%**	**51,174**	**100.0%**
Total on balance of discontinued operations			633,754	
Total on balance	**67,476**	**100.0%**	**684,928**	**100.0%**

The table below provides information on the concentration of on-balance credit risk by location of customer as at 31 December.

	2008		2007	
	Credit risk exposure on balance	*Percentage*	*Credit risk exposure on balance*	*Percentage*
On balance				
Benelux	28,237	41.8%	17,865	35.0%
Other European countries	37,264	55.2%	31,589	61.7%
North America	1,328	2.0%	1,239	2.4%
Asia	512	0.8%	363	0.7%
Other	135	0.2%	118	0.2%
Total on balance of continuing operations	**67,476**	**100.0%**	**51,174**	**100.0%**
Total on balance of discontinued operations			633,754	
Total on balance	**67,476**	**100.0%**	**684,928**	**100.0%**

The table below provides information on the concentration of on-balance credit risk by type of counterparty as at 31 December.

	Government and official institutions	*Credit institutions*	*Corporate customers*	*Retail customers*	*Other*	*Total*
31 December 2008						
On balance						
Benelux	5,433	19,153	1,665	1,630	356	28,237
Other European countries	21,743	12,675	2,659	39	148	37,264
North America	391	545	378		14	1,328
Asia	35	242	155	40	40	512
Other		93	42			135
Total on balance	**27,602**	**32,708**	**4,899**	**1,709**	**558**	**67,476**

To avoid a casual credit risk concentration, Fortis applies the concept of *'total one obligor'*. This implies that groups of connected counterparties are considered to be a single counterparty in the management of credit risk exposure. To manage the concentration of credit risk, Fortis' credit risk management policy aims to spread the credit risk across different sectors and countries. However, in deviation from this policy the credit risk on credit institutions relates for a large part to Fortis Bank Belgium (EUR 11.5 billion). Before the sale of Fortis Bank Belgium these amounts were eliminated as Fortis Bank Belgium was part of Fortis Group.

	Government and official institutions	*Credit institutions*	*Corporate customers*	*Retail customers*	*Other*	*Total*
31 December 2007						
On balance						
Benelux	6,052	4,473	5,200	1,634	506	17,865
Other European countries	18,538	10,141	2,762	43	105	31,589
North America	300	529	409		1	1,239
Asia	38	190	71	31	33	363
Other		76	42			118
Total on balance of continuing operations	**24,928**	**15,409**	**8,484**	**1,708**	**645**	**51,174**
Total on balance of discontinued operations	64,727	156,299	249,716	106,211	56,801	633,754
Total on balance	**89,655**	**171,708**	**258,200**	**107,919**	**57,446**	**684,928**

7.3.1.4 Credit Risk quality

The table below outlines the credit quality by investment grade of debt securities based on external ratings. The credit quality of Fortis' debt securities in amounts by investment grade is as follows as at 31 December:

	2008		*2007*	
	Carrying value	*Percentage*	*Carrying value*	*Percentage*
Investment grade				
AAA	15,291	35.1%	13,874	35.1%
AA	10,676	24.5%	10,730	27.2%
A	16,812	38.6%	14,069	35.6%
BBB	617	1.4%	513	1.3%
Investment grade	43,396	99.6%	39,186	99.2%
Below investment grade	55	0.1%	73	0.2%
Unrated	132	0.3%	251	0.6%
Total investments in interest bearing securities, net	43,583	100.0%	39,510	100.0%
Impairments	119		39	
Total investments in interest bearing securities of continuing operations, gross	**43,702**		**39,549**	
Total investments in interest bearing securities of discontinued operations, gross			121,370	
Total investments in interest bearing securities, gross	**43,702**		**160,919**	

7.3.1.5 Credit Risk mitigation

Risk mitigation is the technique of reducing the credit risk by hedging or by obtaining collateral. Hedging is any financial technique designed to reduce or eliminate the financial risk engendered by products and/or activities. Security (collateral) is any commitment made or privilege given by a counterparty or third party to which Fortis can seek recourse in the event of the counterparty's default in order to reduce loan losses, or any other agreement or arrangement having a similar effect. The lending activity is never purely based on collateral or hedging. The risk mitigation factors are always regarded as a second way out.

Collateral and guarantees received as security for financial assets and commitments are as follows as at 31 December:

		Collateral received				
2008	*Carrying amount*	*Financial instruments*	*Property, plant & equipment*	*Other collateral and guarantees*	*Collateral amounts in excess of credit exposure* [1]	*Unsecured exposure*
Cash and cash equivalents	5,933					5,933
Interest bearing investments	43,584					43,584
Due from banks	13,893	35				13,858
Residential mortgage	1,556	6	2,403		861	8
Consumer loans	146	78				68
Commercial loans	102	44	4	9		45
Other loans	707					707
Total due from customers	2,511	128	2,407	9	861	828
Other receivables	1,154					1,154
Total on balance	67,075	163	2,407	9	861	65,357
Total credit exposure	**67,075**	**163**	**2,407**	**9**	**861**	**65,357**
2007						
Cash and cash equivalents	3,006					3,006
Interest bearing investments	39,508					39,508
Due from banks	1,203	1,026				177
Residential mortgage	1,567	9	2,475		917	
Consumer loans	136	78				58
Commercial loans	2,839	43	3	4		2,789
Other loans	1,341					1,341
Total due from customers	5,883	130	2,478	4	917	4,188
Other receivables	1,307			48	48	1,307
Total credit exposure of continuing operations	**50,907**	**1,156**	**2,478**	**52**	**965**	**48,186**
Total credit exposure of discontinued operations	737,323	205,633	177,157	34,022	75,697	396,208
Total credit exposure	**788,230**	**206,789**	**179,635**	**34,074**	**76,662**	**444,394**

1) *Collateral and guarantees received in excess of credit exposure' equals the aggregated surplus of security received on an individual contract basis.*

Collateral value is determined by means of a prudent valuation approach based on a range of criteria, including the nature and specific type of the collateral, its liquidity, and the volatility of its price. It also incorporates the forced sale context in which the collateral would be required to be realised and the degree of priority of Fortis' rights.

7.3.1.6 Management of problem loans and impairments

Problem loans are exposures for which the counterparty has become impaired. They include exposures for which signals have been detected indicating that the counterparty may become impaired in the future.

Problem loans are classified into different risk categories for individual counterparties and arrears buckets for groups of aggregated counterparties in order to optimise monitoring and review of these loans. The accrued risk profile of problem loans makes it imperative that the Risk Management function is involved in handling these loans.

Past due credit exposure

A financial asset is past due if a counterparty has failed to make a payment when contractually due or if it has exceeded an advised limit or has been advised of a limit smaller than its current outstanding. Financial assets which have reached the 90-days past due trigger are automatically classified as impaired.

The table below provides information on the ageing of past due financial assets not classified as impaired (financial assets which have reached the 90-days past due trigger are therefore not included) as at 31 December.

	Carrying amount of assets	*< = 30 days past due*	*> 30 days & < = 60 days past due*	*> 60 days past due*	*Total*
2008					
Cash and cash equivalents	5,933				
Interest bearing investments	43,587	164			164
Due from banks	13,892			7	7
Residential mortgage	1,495	37	17	9	63
Consumer loans	146	30			30
Commercial loans	100				
Other	707				
Total due from customers	2,448	67	17	9	93
Other receivables	1,150	47	3	2	52
Total	**67,010**	**278**	**20**	**18**	**316**
2007					
Cash and cash equivalents	3,006	7			7
Interest bearing investments	36,628				
Due from banks	1,203				
Government and official institutions	1				
Residential mortgage	1,497	46	12	9	67
Consumer loans	134				
Commercial loans	88	2			2
Other	1,340				
Total due from customers	3,060	48	12	9	69
Other receivables	1,196	5	1		6
Total of continuing operations	**45,093**	**60**	**13**	**9**	**82**
Total of discontinued operations	576,925	6,058	678	886	7,622
Total	**622,018**	**6,118**	**691**	**895**	**7,704**

Collateral and guarantees received as security for past due but not impaired financial assets are detailed below as at 31 December:

		Collateral Received				
2008	Carrying amount	Financial Instruments	Property, plant & equipment	Other collateral and guarantees	Collateral and guarantees in excess of credit exposure [1]	Unsecured exposure
Interest bearing investments	164					164
Due from banks	7					7
Residential mortgage	63		97		36	2
Consumer loans	30					30
Commercial loans	1					1
Total due from customers	94		97		36	33
Other receivables	52					52
Total past due credit exposure	**317**		**97**		**36**	**256**
2007						
Cash and cash equivalents	7					7
Interest bearing investments						
Due from banks						
Residential mortgage	67		100		34	1
Consumer loans						
Commercial loans	2					2
Total due from customers	69		100		34	3
Other receivables	6					6
Total past due credit exposure of continuing operations	**82**		**100**		**34**	**16**
Total past due credit exposure of discontinued operations	7,622	1,033	3,400	967	2,770	4,992
Total past due credit exposure	**7,704**	**1,033**	**3,500**	**967**	**2,804**	**5,008**

1) *Collateral and guarantees received in excess of credit exposure' equals the aggregated surplus of security received on an individual contract basis.*

Impaired credit exposure

A financial asset is classified as impaired if one or more loss events are identified which have a negative impact on the estimated future cash flows related to that financial asset.

Events considered to be loss events include situations where:

- the counterparty is unlikely to pay in full its credit obligations to Fortis, without recourse by Fortis to actions such as realising collateral
- the counterparty has a material credit obligation which is past due for more than 90 days (overdrafts will be considered as being overdue once the customer has exceeded an advised limit or been advised of a limit smaller than that currently outstanding).

In practice, Fortis classifies loans as impaired in response to a series of obligatory and judgement-based triggers. Obligatory triggers result in the counterparty being classified as impaired and include bankruptcy, financial restructuring and 90 days past due. Judgement-based triggers include, but are not limited to, elements such as negative equity, regular payment problems, improper use of credit lines and legal action by other creditors. They could – but do not necessarily – result in the counterparty being classified as impaired.

Loan or Debt Restructuring is the change of one or more terms of an existing loan or debt agreement for economic or legal reasons related to the debtor's financial difficulties. The change can imply, among other things, modification of the repayment schedule and/or interest rate or an addition of sureties or borrowers. In order to limit losses, the change can imply that the creditor grant a concession to the debtor that he would not otherwise consider, e.g. an absolute or contingent reduction of interest rate, debt amount or accrued interest or a combination of the three. A loan or debt restructuring process in itself does not constitute a trigger for changing a loan's status from impaired to normal; restructured loans or debts therefore do not automatically elude their impaired status after restructuring. As a consequence, the performing loan portfolio (i.e. non-impaired) contains no material credit exposure with respect to such restructured loans or debts as at 31 December 2008.

Impairment for specific credit risk is established if there is objective evidence that Fortis will not be able to collect all amounts due in accordance with contractual terms. The amount of the impairment is the difference between the carrying amount and the recoverable amount, i.e. the present value of expected cash flows and the collateral value less selling costs, if the loan is secured.

The table below provides information on impairments and the impaired credit risk exposure as at 31 December.

			2008			*2007*
	Impaired outstanding	*Impairments for specific credit risk*	*Coverage ratio*	*Impaired outstanding*	*Impairments for specific credit risk*	*Coverage ratio*
Interest bearing investments	119	(119)	100.0%	39	(39)	100.0%
Due from banks	2	(1)	50.0%			
Residential mortgages	66	(4)	6.1%	71	(1)	1.4%
Consumer loans	3	(3)	100.0%	5	(3)	60.0%
Commercial loans	3	(2)	66.7%	3	(2)	66.7%
Total due from customers	72	(9)	12.5%	79	(6)	7.6%
Other receivables	42	(35)	83.3%	20	(15)	75.0%
Total on balance	235	(164)	69.8%	138	(60)	43.5%
Total on balance of continuing operations	**235**	**(164)**	**69.8%**	**138**	**(60)**	**43.5%**
Total on balance of discontinued operations				12,082	(4,424)	**36.6%**
Total on balance	**235**	**(164)**	**69.8%**	**12,222**	**(4,484)**	**36.7%**
Total off balance of continuing operations						
Total off balance of discontinued operations				610	(398)	**65.2%**
Total off balance				**610**	**(398)**	**65.2%**
Total impaired credit risk exposure of continuing operations	**235**	**(164)**	**69.8%**	**138**	**(60)**	**43.5%**
Total impaired credit risk exposure of discontinued operations				12,692	(4,822)	**38.0%**
Total impaired credit risk exposure	**235**	**(164)**	**69.8%**	**12,830**	**(4,882)**	**38.0%**

The following table provides details on collateral and guarantees received as security for financial assets and commitments classified as impaired as at 31 December.

		Collateral Received				
2008	*Impaired outstanding*	*Financial instruments*	*Property, plant & equipment*	*Other collateral and guarantees*	*Collateral and guarantees in excess of impaired credit exposure* [1]	*Unsecured exposure*
Interest bearing investments	119					119
Due from banks	2					2
Residential mortgage	66	4	73		11	
Consumer loans	3					3
Commercial loans	3	1				2
Total due from customers	72	5	73		11	5
Other receivables	42					42
Total on balance	235	5	73		11	168
Total off balance						
Total impaired credit exposure	**235**	**5**	**73**		**11**	**168**
2007						
Interest bearing investments	39					39
Due from banks						
Residential mortgage	71	3	80		13	1
Consumer loans	5					5
Commercial loans	3	1				2
Total due from customers	79	4	80		13	8
Other receivables	20					20
Total on balance of continuing operations	**138**	**4**	**80**		**13**	**67**
Total on balance of discontinued operations	12,082	475	3,105	453	1,707	9,756
Total on balance	**12,220**	**479**	**3,185**	**453**	**1,720**	**9,823**
Total off balance of continuing operations						
Total off balance of discontinued operations	610	42	290	66	318	530
Total off balance	**610**	**42**	**290**	**66**	**318**	**530**
Total impaired credit risk exposure of continuing operations	**138**	**4**	**80**		**13**	**67**
Total impaired credit risk exposure of discontinued operations	12,692	517	3,395	519	2,025	10,286
Total impaired credit risk exposure	**12,830**	**521**	**3,475**	**519**	**2,038**	**10,353**

1) 'Collateral and guarantees received in excess of credit exposure' equals the aggregated surplus of security received on an individual contract basis.

The table below provides information on the duration of impairment, i.e. the period between the financial asset's first impairment event and 31 December.

	< 1 year impaired	*> 1 year < 5 years impaired*	*> 5 years impaired*	*Total*
2008				
Interest bearing investments	81	38		119
Due from banks	2			2
Residential mortgage	53	13		66
Consumer loans	2	1		3
Commercial loans	1	2		3
Total due from customers	56	16		72
Other receivables	28	7	7	42
Total on balance	167	61	7	235
Total off balance				
Total impaired credit exposure	**167**	**61**	**7**	**235**
2007				
Interest bearing investments	39			39
Due from banks				
Residential mortgage	58	13		71
Consumer loans	2	3		5
Commercial loans	2	1		3
Total due from customers	62	17		79
Other receivables	9	10	1	20
Total on balance of continuing operations	**110**	**27**	**1**	**138**
Total on balance of discontinued operations	9,178	2,101	803	12,082
Total on balance	**9,288**	**2,128**	**804**	**12,220**
Total off balance of continuing operations				
Total off balance of discontinued operations	241	314	55	610
Total off balance	**241**	**314**	**55**	**610**
Total impaired credit risk exposure of continuing operations	**110**	**27**	**1**	**138**
Total impaired credit risk exposure of discontinued operations	9,419	2,415	858	12,692
Total impaired credit risk exposure	**9,529**	**2,442**	**859**	**12,830**

Write-offs are based on Fortis' latest estimate of its recovery and represent the loss that Fortis considers it will incur. Conditions for write-off may be that the obligor's bankruptcy proceedings have been finalised and securities have been exhausted, the obligor and/or guarantors are insolvent, all normal recovery efforts have been exhausted, or the economic loss term (i.e. the term within which all expenses will exceed the amount of recovery) has been reached.

Incurred but not reported impairments

Incurred but not reported (IBNR) impairments on loans represents losses inherent in components of the performing loan portfolio that have not yet been specifically identified.

The scope of the calculation of the IBNR impairments covers all financial assets found not to be individually impaired from the categories Due from customers and Due from banks. All related off-balance items such as unused credit facilities and credit commitments are also included.

7.3.2 Market Risk

Market risk is the potential for loss resulting from unfavourable market movements, which can arise from holding positions in financial instruments. Market risk can come from many different sources, including:

- interest rate fluctuations that affect bonds, other fixed-income assets and insurance liabilities
- change in price level of securities that affect the value of investment portfolios and insurance liabilities
- foreign exchange fluctuations that affect future non-hedged cash flows
- changes in volatility of interest rates or securities prices that affect the values of options or other derivatives
- prepayment risk, deposit runs or other adverse customer behaviour linked to the evolution of market factors.

Market risk within Insurance corresponds to ALM risk. ALM Risk is the risk that the market value of assets net of liabilities decreases due to changes in interest rates, credit spreads, equity markets, foreign exchange rates, real estate prices or other market factors. The market value of assets, net of liabilities, is measured as an economic view of the company's equity. A decrease in the market value of assets net of liabilities directly decreases a company's total value, even if it does not suffer any losses on an earnings or cash-flow basis.

7.3.2.1 ALM Risk

ALM Risk Management

ALM risk is managed within a single framework and measured using consistent methods (e.g. fair value calculations, stress tests and worst-case sensitivities). Each insurance company has local expertise and operates within the limits and guidelines set by the IRC. Within these investment guidelines, they have the freedom to define the asset allocation. ALM risk and decisions are reviewed by the Business Risk Committee and final approval is given via the local Board where the central insurance management team is represented.

The local management addresses market risk issues that impact value creation, solvency and profits. This includes:

- establishing a framework for market risk management of the insurance activities enabling the identification, monitoring and management of market risks
- advising the insurance companies on strategic asset allocation
- reporting on market risk issues related to insurance activities towards the appropriate decisional committees
- ensuring the necessary capabilities, management processes and controls
- advising the Risk Committees on market risk policies, guidelines and limits
- meeting central reporting requirements.

ALM Risk Assessment

ALM risks are assessed, monitored and reported according to the following types of sub-risk: interest rate risk, foreign exchange risk (or currency risk), equity securities risk and real estate risk.

The four main sources of interest rate risk are:

- repricing risk, due to a mismatch of interest rate repricing between assets and liabilities (usual mismatch)
- changes in the structure of yield curves (parallel, flattening or steepening shifts)
- basis risk resulting from the imperfect correlation between different reference rates (for example swap rates and government bond yields)
- optionality: certain financial instruments carry embedded options (hidden or explicit) that will be exercised depending on movements in interest rates (e.g. profit sharing in insurance).

7.3.2.2 ALM Risk measurement, monitoring and reporting

Interest Rate Risk

Fortis Insurance measures, monitors and controls its ALM interest rate risk using a number of indicators including mismatch analysis, duration of equity, sensitivity and Value at Risk (VaR). In this subsection, high-level results of these indicators are shown.

Mismatch Analysis

This illustrates the profile of the interest rate exposure over time and is used to quantify and compare interest rate-sensitive asset and liability exposures by different time buckets. Therefore, it highlights the mismatch between asset and liability exposures at different maturities.

The tables below show exposure to interest rate risk for the Insurance businesses which is characterised by long maturities. The interest-sensitivity gap for a given time period is the difference between the amounts to be received and the amounts to be paid in that period.

The table below contains asset and liability fixed flows distribution. The liabilities arising from Life insurance businesses are projected on a best-estimate basis, i.e. based on statistical information, in accordance with assumptions applied to Embedded Value reporting:

- the existing portfolio is considered to be in run-off
- future premiums of existing contracts are taken into account
- future benefits and claims are projected on a best-estimate basis.

The Non-life insurance business is projected on a best-estimate basis taking into account the natural turnover of the portfolio.

	<1 year	*1-5 years*	*6-10 years*	*11-20 years*	*>20 years*
At 31 December 2008:					
Insurance					
Assets	7,255	21,169	25,546	13,164	6,416
Liabilities	(6,566)	(19,002)	(12,935)	(11,642)	(10,067)
Gap Assets - Liabilities	689	2,167	12,611	1,522	(3,651)
At 31 December 2007:					
Insurance					
Assets	6,900	19,590	20,384	11,123	4,921
Liabilities	(5,155)	(12,995)	(15,056)	(15,757)	(17,826)
Gap Assets – Liabilities of continuing operations	1,745	6,595	5,328	(4,634)	(12,905)
Gap Assets – Liabilities of discontinued operations	(1,912)	5,582	4,034	(4,057)	(12,796)
Gap Assets – Liabilities	(167)	12,177	9,362	(8,691)	(25,701)

The typically long-insurance liabilities imply a negative gap on the long maturity buckets and a positive one on the shorter part of the curve. Note that only interest-rate linked items are shown in the table above. Equity securities and real estate are excluded.

Duration of equity

Duration is a measure of the average timing of cash flows from an asset or a liability portfolio. Duration of equity is used as a measure of sensitivity of the net value of assets and liabilities to small movements in interest rates.

A positive (negative) duration indicates a decrease (increase) in value when interest rates increase by a small amount. The following table shows duration of equity for Fortis Insurance as a whole, which has a negative duration of equity. This means that an increase in interest rates leads to an increase in value for the Insurance activities.

	2008	*2007*
Duration of Equity (in years):		
Insurance	(2)	(2)

The duration shown for 2008 and 2007 is based on the new Fortis scope. The duration for 2007 based on the old scope amounted to minus 3 years. However, this duration is not comparable as it includes discontinued operations which had a significant influence on this duration.

Sensitivity

The sensitivity of equity to larger interest rate movements is also measured by applying stress tests of +/- 100bp to a portfolio. Here we measure the percentage change in market consistent value.

The table below shows the impact of an approximate 100 basis-point shift in the yield curve on this market consistent value of equity (for 2007 the percentages were similar, however, these included the discontinued insurance operations).

	+100bp	*-100bp*
Insurance	1%	(4%)

Currency Risk

Any financial product is denominated in a specific currency. Currency risk stems from a change in the exchange rate of that currency to the functional currency of Fortis Insurance (euro).

Fortis Insurance' policy regarding currency exposure stemming from foreign holdings states that the structural FX risk position must be hedged by covering 100% of the net asset value of foreign participations. Exceptions to those rules must be approved by the IRC. Due to market circumstances Fortis was not able to hedge currency risk exposures in the last quarter of 2008.

The main currency risk exposures to foreign currencies as at 31 December 2008 are stated in the table below. The exposures shown are net (assets – liabilities).

Currency	*HKD*	*GBP*	*THB*	*MYR*	*CNY*	*TRY*	*UAH*	*USD*	*CHF*	*RUB*	*INR*
Exposure (in EUR million)	451	434	144	141	87	9	7	7	7	7	5

Other sub-risk types

In addition to interest rate risk and currency risk, ALM risk also encompasses equity securities risk and real estate risk. Equity securities risk is the risk of losses due to unfavourable movements on equity markets. Similarly, real estate risk is the risk of losses due to unfavourable movements in real estate prices. These risk factors are monitored through risk indicators such as Value at Risk and Earnings at Risk.

Value at Risk (VaR)

Value at Risk (VaR) is a statistical estimation that quantifies a possible maximum loss in value for a given probability and time horizon. In principle, this concept could apply to all kinds of risks.

The table below shows the maximum loss on the market consistent value of equity in the event of a worst-case scenario[4] given a Value at Risk model (on a timeframe of one year and a confidence interval of 99.97% - volatility risk is not taken into account in these figures). This severe scenario corresponds to the overall common framework of economic capital within Fortis Insurance.

	Insurance
Equity-market risk	8%
Interest-rate risk	6%
Real-estate risk	7%
Currency risk	4%

The value at risk for 2007 for the insurance operations were different from the ones shown above as these included the discontinued operations (equity-market risk: 16%, interest-rate risk: 8%, real-estate risk: 11%, currency risk: 1%).

ALM Risk – Stress Testing

Markets can experience sudden, exceptional, or catastrophic events and stress analysis is carried out in order to evaluate how the business would react under certain past and potential future extreme events. Some of this incorporated into the worst case scenarios VaR analysis described above but additional testing is done across the group at local and central level.

ALM Risk Mitigation

A range of approaches are used to mitigate and manage ALM risk. These include, product design (especially profit sharing rules and protection against lapses), cash flow matching, strategic and tactical investment strategy and direct protection through hedging strategies.

4 *Worst-case scenarios are based on assumptions linked to a probability distribution which takes into account 10-year historical observations.*

7.4 Insurance Risk

Insurance risk refers to all insurance underwriting risks, and excludes market risk, such as interest rate risk and operational risk, such as expense risk and lapse risk.

Insurance risks are divided into two classes: Life and Non-life:[5]

- Life risk includes, but is not limited to longevity risk, mortality risk, morbidity risk (i.e. illness risk) and disability risk. These are sometimes referred to as biometric risks
- Non-life risk includes, but is not limited to home claims risk[6], motor claims risk, third-party liability claims risk, accident claims risk, business interruption claims risk and travel claims risk

The key components of all types of insurance risk can be described as follows:

- Uncertainty of the mean expected outcome or trend: the risk that actual outcomes deviate from the mean or trend underlying our expectations. Examples include unexpected improvements in life expectancy due to medical advances or larger than expected general liability claims due to customer behaviour or legal decisions
- Volatility around the mean expected outcome: the risk of random fluctuations in either the frequency or the severity of events. Examples include one-off fluctuations in mortality rates or motor claims in a particular year. This risk is reduced as the size of an insurance portfolio increases, as long as the risks are independent and homogeneous
- Extreme events: the risk of high-impact, low frequency events. One example is a major accident at a company covered by a group life insurance contract. Other examples include weather catastrophe events from windstorms, earthquakes or floods, as well as man-made catastrophes such as a car causing a train crash. Due to its potential impact the risk of extreme events is a prominent component of risk measurement and assessment, usually requiring specific modelling

All insurance risks are modelled and measured in a consistent manner by determining a best estimate of the value of assets and liabilities using market-consistent techniques, and developing a model of the distribution of values around this best estimate.

Fortis Insurance manages insurance risks through a combination of:

- underwriting policy
- pricing policy
- provisioning, and
- reinsurance

Each insurance business is responsible for evaluating and managing insurance risks within the framework of policies and guidelines set. Insurance risk is managed together with other risks including ALM.

7.4.1 Underwriting policies

Underwriting policies are set at local level as part of the overall management of insurance risk and involve review procedures by actuarial staff, who examines the actual loss experience. A range of indicators and statistical analysis tools are employed to refine underwriting standards in order to improve loss experience and/or ensure pricing is adjusted appropriately.

---

5 *Note: these are risk categorisations and do not necessarily fully coincide with the range of product classifications used across Fortis Insurance. For example, a product classified as Non-life may, for reporting purposes, include both Life and Non-life risks plus a range of other risks, such as market and operational risks.*

6 *Often referred to as Fire.*

7.4.2 Pricing

Fortis Insurance sets premiums at a level that will ensure that premiums received plus the investment income earned on them exceed the total of claims, costs of handling those claims and the cost of managing the business. Policy premiums are set (pricing) using statistical analysis based on internal and external historical data. The appropriateness of pricing is tested using techniques and key performance indicators appropriate to a particular portfolio, on both a priori basis (e.g. profit testing) and a posteriori basis (e.g. embedded value, combined ratios).

The factors taken into consideration when pricing insurance vary by product, according to the cover and benefits offered. However, in general they include:

- expected claims by policyholders and related expected payouts and their timing
- the level and nature of variability associated with the expected benefits. This includes analysis of claims statistics as well as consideration of the evolution of jurisprudence, the economic climate and demographic trends
- other costs of producing the relevant product, such as distribution, marketing, policy administration, and claim administration costs
- financial conditions, reflecting the time value of money
- solvency capital requirements
- target levels of profitability
- insurance market conditions, notably competitor pricing of similar products

7.4.3 Insurance liabilities

Each Insurance business within Fortis Insurance establishes liabilities for future claims on policies and sets aside assets to support those liabilities. This involves making estimates and assumptions that can affect the reported amount of assets, liabilities, shareholders' equity and income statement within the next year. These estimates are evaluated at each reporting date using statistical analysis based on internal and external historical data.

The adequacy of Insurance liabilities is reviewed at each reporting date and required increases in liabilities are immediately recorded and recognised in the income statement. Our Liability Adequacy Testing (LAT) Policy and process fulfils IFRS requirements. They are defined and implemented to provide assurance to Fortis Insurance management that sufficient assets are held to back liabilities on a best-estimate, economic basis with a high degree of confidence. An early warning mechanism ensures that actions are taken should the level of additional prudence (assets held above and beyond the best estimate level of liabilities) fall below the 90% confidence level. In addition, the LAT Policy ensures that all regulatory constraints are applied at both group and local level.

Certified actuaries (internal and external) have confirmed the overall adequacy of Liabilities arising from insurance and investment contracts as at 31 December 2008 and as at 31 December 2007.

The risk that the actual outcome will exceed Liabilities arising from insurance and investment contracts cannot be eliminated completely, given the uncertainties inherent in the techniques, assumptions and data used in the statistical analysis. To ensure that the risk of being unable to meet policyholder and other obligations is reduced to extremely low levels, Fortis Insurance holds additional solvency capital.

The relative variability of the expected outcomes is less for larger and more diversified portfolios. Factors that would increase insurance risk include lack of risk diversification in terms of type and amount of risk, geographical location, type of industry as well as negative changes in the public domain (such as legislative changes, etc.) and extreme events such as hurricanes.

Whenever such factors materialise at Fortis Insurance, the level of risk is brought back down to Fortis Insurance risk appetite levels by means of a risk transfer mechanism, such as reinsurance. These include, but are not limited to, European weather events.

7.4.4 Reinsurance

Where appropriate, Fortis Insurance businesses also enter into reinsurance contracts to limit their exposure to underwriting losses. This reinsurance may be on a policy-by-policy basis (per risk), or on a portfolio basis (per event), i.e. where individual policyholder exposures are within local limits but an unacceptable risk of accumulation of claims exists at group level (catastrophe risks). The latter events are mostly weather related or man made. Reinsurance companies are selected based primarily on pricing and counterparty risk considerations. The management of counterparty risk is integrated into the overall management of credit risk.

The major uses of external reinsurance include the mitigation of the impact of natural catastrophes (e.g. hurricanes, earthquakes and floods), large single claims from policies with high limits and multiple claims triggered by a single human-made event.

The table below gives details of risk retention and limits by product line (in nominal amounts). These summarise the reinsurance arrangements in place for business written.

	Highest retention per risk [1]	*Highest retention per event*	*Protections purchased per event*
2008			
Product lines			
Motor, Third Party liability	10,000,000 [2]	10,000,000	Unlimited
Motor Hull	Not applicable	4,050,000	20,000,000
Property	10,000,000	120,000,000 [3]	502,024,000
General Third Party Liability	10,000,000	10,000,000	50,000,000
Marine	4,750,000	4,750,000	90,250,000
Workmen's Compensation	9,500,000		
Life/Disability	750,000	3,500,000	171,500,000
Personal Accident	500,000		
2007			
Product lines			
Motor, third party	10,000,000 [2]	10,000,000	Unlimited
Motor Hull	Not applicable	28,215,000	17,500,000
Property	10,000,000	112,000,000 [3]	508,000,000
General Third Party Liability	10,000,000	10,000,000	50,000,000
Marine	2,000,000	2,000,000	88,000,000
Workmen's Compensation	2,500,000	2,500,000	87,500,000
Life/Disability	750,000	5,000,000	73,500,000
Personal Accident	500,000	500,000	9,500,000

1) *Reinsurance in line with underwriting guidelines and policy limits.*

2) *Unlimited protection in motor third party liability.*

3) *Western European combined catastrophe exposure is modelled by external modelling agencies. Protections are within 99% probability.*

The table below gives details by product line on the proportion of premiums ceded to reinsurers in the year ended 31 December.

	Gross written premiums	*Ceded premiums*	*Net premiums*
2008			
Product lines			
Life	5,796	(63)	5,733
Accident & Health	631	(37)	594
Property & Casualty	2,062	(121)	1,941
Eliminations	(28)	28	
Total insurance	**8,461**	**(193)**	**8,268**
2007			
Product lines			
Life	6,581	(53)	6,528
Accident & Health	592	(35)	557
Property & Casualty	2,136	(130)	2,006
Eliminations	(29)	28	(1)
Total insurance	**9,280**	**(190)**	**9,090**

7.4.5 Insurance liability risk-exposure

7.4.5.1 Non-life insurance risk

The time required to identify and settle claims is an important consideration. Short-tail claims, such as motor damage and property damage claims, are generally reported within a few days or weeks and are settled soon afterwards. The resolution of long-tail claims, such as bodily injury or liability claims, can take years to complete. In the case of long-tail claims, information concerning the event, such as medical treatment required, may, due to its very nature, not be readily obtainable. Analysis of long-tail losses is also more difficult, requires more detailed work and is subject to greater uncertainties than analysis of short-tail losses.

Analyses take account of Fortis Insurance experience with similar cases and historical trends, such as reserving patterns, exposure growth, loss payments, pending levels of unpaid claims, as well as court decisions and economic conditions.

To mitigate the claims risk, Fortis Insurance adopts selection and underwriting policies based on its historical claims experience and modelling. It does this by client segment and class of business completed based on knowledge or expectations of future movements in claims frequency and severity. Fortis Insurance also benefits from diversification effects by engaging in a wide range of Non-life insurance classes and geographies, and while this does not reduce the average claims it does significantly reduce the variation in the total claims book and therefore the risk. The risk of unexpectedly large claims is contained by policy limits, concentration management and risk transfer agreements specifically designed for that purpose, e.g. reinsurance.

Non-life claims reserves are made for claims that have occurred but have not yet been settled (i.e. expired risk). In general, Fortis Insurance defines claims liabilities by product category, cover and year and takes into account undiscounted prudent forecasts of payouts on reported claims and estimates of unreported claims. Allowances for claims expenses and inflation are also included.

Unexpired risks – contracts for which premiums have been received but for which the risk has not yet expired – are covered by unearned premiums within Liabilities arising from insurance and investment contracts.

The adequacy of liabilities is reviewed at least quarterly in line with group policy. Any adjustments resulting from changes in liability estimates are reflected in current results of operations.

Analysis of historical claims run-off

Accident Year
As at 31 December 2008
euro '000s
All material figures quoted are undiscounted

Gross Ultimate Claims (Cumulative) for both Property & Casualty and Accident & Health:

	2001 & prior	*2002*	*2003*	*2004*	*2005*	*2006*	*2007*	*2008*	*Total*
At the end of the 1st Accident year		1,026,123	1,012,238	1,112,117	1,174,542	1,264,754	1,553,532	1,320,764	
2003		990,710							
2004		985,776	982,882						
2005		979,261	972,437	1,077,780					
2006		974,250	961,016	1,063,771	1,144,684				
2007		916,734	895,076	988,788	1,081,132	1,185,256			
2008		813,994	774,671	854,163	941,581	1,034,238	1,336,940		
Gross Ultimate Claims as at 31 December 2008		*813,994*	*774,671*	*854,163*	*941,581*	*1,034,238*	*1,336,940*	*1,320,764*	
Cumulative Gross Paid to date as at 31 December 2008		750,707	697,189	760,936	779,631	850,183	1,053,897	730,657	
Gross Outstanding Claims liabilities (including IBNR)	*290.012*	*63,747*	*78,230*	*93,880*	*162,394*	*184,535*	*283,683*	*750,896*	*1,907,377*
Other claims liabilities (not included in the claims above)									344,410
Claims with regard to workers' compensation and health care									1,283,213
Total claims liabilities									**3,535,000**

The table sets out the claims reserves development showing the movements over time of the prudent ultimate claim estimates per accident year and gives insight into the adequacy of claims liabilities.

7.4.5.2 Mortality/longevity risk

Longevity risk, which is the unexpected increase in survival rates resulting in an improved life expectancy, is managed through underwriting policy, regular reviewing of the mortality tables used for pricing and establishing liabilities, limitation of the contract period and review of pricing at renewal. Where longevity is found to be rising faster than assumed in the mortality tables, additional provisions are setup.

Given the ongoing expected increase in the life expectancy of the insured population, the risk of unexpected increases in the mortality rates in the existing business at portfolio level is not considered significant at this stage. There is, however, a risk of mortality disaster caused by epidemic disease, or a major event such as an industrial accident or natural disaster. Mortality risk of this type is mitigated through limits set in our underwriting policy and via several excess-of-loss and catastrophe reinsurance treaties.

7.4.5.3 Disability risk

Disability risk covers the uncertainty in claims due to disability rates and levels that are higher than expected and can, for example, arise in the disability and health business and workers' compensation portfolios.

The incidence of, and recovery from, disability are influenced by the economic environment, government intervention, medical advances and costs, as well as standards used for disability assessment. This risk is managed through regular review of historical claim patterns and expected future trends, and adjusting pricing, provisioning and underwriting policy accordingly. Fortis Insurance also mitigates disability risk through medical selection strategies and appropriate reinsurance cover.

The table below provides further information on sensitivities to key insurance risks based on the new insurance scope. Life sensitivities have been chosen to align with those used in embedded value disclosures.

Life	*Impact on value at*	*Impact on value at*
Sensitivities (in EUR million)	*31 December 2008*	*31 December 2007*
Mortality rates (5%)	72	39
Expenses (10%)	176	136
Lapse rates (10%)	59	104

Non-Life	*Impact on pre-taxation profit at*	*Impact on pre-taxation profit at*
Sensitivities (in EUR million)	*31 December 2008*	*31 December 2007*
Expenses (10%)	83	84
Incurred claims 5%	(84)	(92)

The sensitivities for 2007 based on the old Fortis insurance scope were far different due the difference in scope and are as such not comparable. The values based on the old scope were:

Life	*Impact on value at*
Sensitivities (in EUR million)	*31 December 2007*
Mortality rates (5%)	32
Expenses (10%)	261
Lapse rates (10%)	127

Non-Life	*Impact on pre-taxation profit at*
Sensitivities (in EUR million)	*31 December 2007*
Expenses (10%)	159
Incurred claims 5%	(164)

7.5 Liquidity Risk

Liquidity risk is the risk of not meeting actual (and potential) payments or collateral posting obligations when they are due. It has two components, described below.

Funding liquidity risk is the risk that expected and unexpected cash demands of deposit, policyholders, and other contract holders cannot be met without suffering unacceptable losses or without endangering the business franchise.

Market liquidity risk concerns the inability to realise assets due to inadequate market depth, or market disruption. As such it is related to market risk to a certain extent. Market liquidity risk is the sensitivity of the liquidity value of a portfolio due to changes in the applicable haircuts and the change of market value. It also concerns the uncertainty of the timescale necessary to realise the liquidity value of the assets.

7.5.1 Liquidity risk management

The basic principles of liquidity risk management are defined in a Fortis-wide liquidity policy. The primary goal of the policy is to ensure that Fortis maintains sufficient cash and liquid assets to meet its current and future financial obligations at all times, in both normal and stressed circumstances, for every currency in which it has an exposure.

If excess liquid assets are held too long, it may result in a significant opportunity loss. Available liquid assets should be invested as far as possible in accordance with the target asset mix for each label. For each entity Treasury will allocate the liquid assets held on the investment account to investment portfolios.

7.5.2 Liquidity sensitivity gaps

The table below shows Fortis' assets and liabilities classified into relevant maturity groupings based on the remaining period to the contractual maturity date.

	Up to 1 month	*1-3 months*	*3-12 months*	*1-5 years*	*Over 5 years*	*No maturity*	*Total*
At 31 December 2008							
Assets							
Fixed rate financial instruments	1,228	2,638	2,024	8,497	30,709	1,031	46,127
Variable rate financial instruments	8,431	200	394	1,338	8,280	1,132	19,775
Non-interest bearing financial instruments	473	220	1,236	125	151	1,831	4,036
Non-financial assets	5,442	476	1,012	2,709	2,981	10,312	22,932
Total assets	**15,574**	**3,534**	**4,666**	**12,669**	**42,121**	**14,306**	**92,870**
Liabilities							
Fixed rate financial instruments	1,891	494	5,880	6,450	11,143	1,166	27,024
Variable rate financial instruments	209	387	1,181	158	20	6,671	8,626
Non-interest bearing financial instruments	458	465	2,066	6,514	13,151	6,283	28,937
Non-financial liabilities	5,796	596	1,165	3,450	3,606	6,360	20,973
Total liabilities	**8,354**	**1,942**	**10,292**	**16,572**	**27,920**	**20,480**	**85,560**
Net liquidity gap	**7,220**	**1,592**	**(5,626)**	**(3,903)**	**14,201**	**(6,174)**	**7,310**
At 31 December 2007							
Total assets	9,993	2,578	3,576	12,785	33,026	23,243	85,201
Total liabilities	9,232	3,337	5,937	19,650	29,985	17,714	85,855
Net liquidity gap of continuing operations	**761**	**(759)**	**(2,361)**	**(6,865)**	**3,041**	**5,529**	**(654)**
Net liquidity gap of discontinued operations	**(62,363)**	**(20,137)**	**(17,764)**	**(36,983)**	**148,398**	**(85,297)**	**34,848**
Net liquidity gap	**(61,602)**	**(20,896)**	**(20,125)**	**(43,448)**	**151,439**	**(79,768)**	**34,194**

The table above shows a positive net-liquidity position of EUR 7.2 billion for 1 month and EUR 8.8 billion for the period up to 3 months. This recovery was achieved when Fortis was confronted with the financial crisis that began in mid-May as share prices began to fall worldwide and confidence between banks dissipated. The markets stabilised somewhat during the summer months, but events unrelated to Fortis quickly snowballed, creating a massive crisis of confidence between financial institutions and culminating in 'rescue' takeovers, nationalisations, and bankruptcies. Fortis was heavily impacted by rumours on concerns about liquidity in September 2008, with as a result the sale of subsidiaries of Fortis (see note 3).

This sale was followed by transactions with BNP Paribas and the Belgian state. However, the uncertainties with regard to outcome of the transactions with BNP Paribas and the Belgian state (as set out in detail in note 55 Post-balance sheet date events) can negatively impact the liquidity position.

The uncertainties relate to the agreement of 12 March 2009 between various Fortis entities (i.e. Fortis SA/NV, Fortis N.V., Fortis Brussels SA/NV, Fortis Utrecht N.V. and Fortis Insurance N.V.), BNP Paribas S.A., the Belgian State, the Federal Participation and Investment Corporation (Société Fédérale de Participations et d'Investissement/Federale Participatie- en Investeringsmaatschappij SA/NV or the "SFPI/FPIM"), Fortis Bank and Fortis Insurance Belgium setting out the terms and conditions of the transfer of a majority of the shares in Fortis Bank by the SFPI/FPIM to BNP Paribas and the transfer of 25% + 1 share in Fortis Insurance Belgium by Fortis Insurance N.V. to Fortis Bank and of the strategic partnership resulting from these transactions (the 'Agreement').

The uncertainties can in brief be summarised (details on the agreement are provided in note 55 Post-balance sheet date events) as follows.

The Agreement will (if agreed to by the shareholders of Fortis):
- generate EUR 1,375 million of cash for the sale of 25% + 1 share in Fortis Insurance Belgium to Fortis Bank;
- require a cash investment of EUR 760 million, representing Fortis's share in the equity of the SPV;
- mean that the RPN will remain in place and that, in addition, Fortis (or, in certain more unlikely scenarios, Fortis Bank) will be required to make quarterly interest payments under the RPN calculated at a rate of 3 months EURIBOR plus 20 basis points on the then outstanding amount. ;
- recognise the fair value of the call option granted by the SFPI/FPIM in respect of the upside on the BNP Paribas shares above EUR 68. Assuming that the option extends to 121,218,054 BNP Paribas shares and based on market information of 12 March 2009, this option is estimated to have a market value of EUR 504 million.

In the case of a negative vote on the proposed resolution to the shareholders' meeting, Fortis would as a legal matter continue to be bound by a fallback provision in a Share Purchase Agreement of 10 October 2008 with the SFPI/FPIM (as amended) relating to the financing of the SPV. This agreement provides for the financing of the SPV only by Fortis and the SFPI/FPIM in case the Agreement (with BNP Paribas) does not take effect. In case the fallback provision would be enforced against Fortis, Fortis would be required to fund EUR 6.86 billion out of a total amount of EUR 9.36 billion (less any redemptions and subject to currency adjustments). To secure such obligation, Fortis granted a pledge over its shares in Fortis Insurance Belgium.

Although, in the case Fortis has to fund EUR 6.86 billion, an agreement is in place with the SFPI/FPIM that it will fund EUR 3 billion, a negative vote could have a severe negative impact on Fortis' liquidity position. Fortis is confident, based on the current discussions and the agreements reached in the last months it will be able to negotiate a funding plan that will leave sufficient liquidity to continue the current operations and to fulfil the obligations resulting from a negative vote.

7.6 Operational risk

All companies including financial institutions are subject to operational risk because of the uncertainty inherent in all business undertakings and decisions. This risk can be broken down into business risk and event risk.

Business risk is the risk of 'being in business', which affects any enterprise, financial or non-financial. It is the risk of loss due to changes in the competitive environment that damage the business's franchise or operating economics and usually emerges from variations in volume, pricing or margins against a fixed cost base. Business risk can be externally driven by regulatory, fiscal, market and or competition changes, as well as strategic, reputation and other related risks, but it can be mitigated by effective management practices.

Event risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. This definition includes legal and compliance risk, but excludes strategic and reputation risk. Event risk is often internally driven (internal and external fraud involving employees, clients, products and business practices, as well as technological and infrastructure failures and other related malfunctions) and can be limited through management processes and controls.

7.6.1 Operational risk and management control

Each business is responsible for the implementation of its own operational risk and management control (ORMC) framework encompassing policies for the governance of operational risks, for the identification, assessment, measurement and reporting of those risks and for their mitigation. Where appropriate the Group set standards for operational risk and management control.

7.6.2 Operational control and mitigation

7.6.2.1 Business continuity management

Business continuity management (BCM) is a management process that identifies potential threats to an organisation and the impacts on business operations, if realised. BCM provides a framework for building organisational resilience with the ability to make an effective response that safeguards the interests of its stakeholders, reputation, brand and value creating activities.

Each business is responsible for its own Business Continuity Plan (BCP) and its maintenance including description of mobilisation and roles of the different teams in the event of a crisis.

7.6.2.2 Information security

Financial services are knowledge and information-intensive organisations and reliable information is essential to the success of Fortis Insurance. Accordingly, the confidentiality, integrity and availability of information must be continuously and appropriately protected against a wide range of threats. Fortis Insurance does this by establishing a structured information security approach.

The Information Security Policy defines the organisational framework, management and staff responsibilities regarding information security directives that apply throughout the Fortis Insurance operations.

7.6.2.3 Risk transfer through insurance

Fortis recognises insurance as a valid tool to transfer the effects of operational risk to the external market. This insurance enables the transfer of specific event risks such as financial losses due to fraud, computer crime, professional liability and personal liability. Fortis used to have a Directors & Officers (D&O) coverage in place for its Board Members. However, the D&O coverage was declared in run off after the events of 3 October 2008 by the Insurers (details about de D&O coverage are provided in the Report of the Board of Fortis SA/NV and Fortis N.V.).

7.6.2.4 Management control statements

While operational risk management focuses mainly on operational event risks, management control is mostly concerned with business risk (including strategic and reputation issues). However, operational risk management and management control are interrelated:

- methods of risk assessment, control assessment and remediation of weaknesses are similar
- results of the operational (event) risk self-assessments serve as input for the risk assessment performed by senior management, as part of the annual management control statement procedure.

Management teams sign their management control statements and formulate action plans (if necessary) to improve steering/control. Risk coordinates reporting on the follow-up to those action plans. The Management Control Statement is an attestation, every year-end, of the functioning of the risk management and internal control system during the year. For the year 2008, the MCS has been signed by all insurance operating entities. As a consequence of the disruption at Fortis Group level, from October 2008 onwards, the Management Control Statement was not finalised for the overall group.

8 Supervision and solvency

After the sale of the banking operations in October 2008, Fortis is considered to be an Insurance Holding company. As such Fortis is subject to supervision on the operating company level as well as on the consolidated level.

8.1 Fortis consolidated

At the Fortis consolidated level, Fortis is supervised by the Belgian Banking, Finance and Insurance Commission (BFIC). Their prudential supervision includes verification on a semi-annual basis that Fortis on a consolidated basis meets the solvency requirements. The subsidiaries of Fortis are supervised by the supervisors in the countries in which they are located.

8.2 Insurance

Fortis' insurance subsidiaries are required to maintain a minimum level of qualifying capital relative to the premiums received for Non-life insurance contracts and relative to the Life insurance liabilities arising from insurance and investment contracts. The consolidated regulatory solvency requirements of Fortis' insurance subsidiaries are EUR 2,525 million as at 31 December 2008 (2007: EUR 4,108 million) and are covered by the available qualifying total capital.

8.3 General Account

Prior to the sale of the banking operations the General Account had almost no risk exposures outside Fortis. In the General Account negative capital requirements were shown due to the compensating effects of adding some of the Banking and Insurance risk.

Year end 2008 there are a number of risk exposures in General outside the Fortis Group, primarily related to continuing relations with Fortis Bank SA/NV. For the time being no capital requirements have been defined to cover these risks.

8.4 Fortis core equity target and total capital

Since the first quarter of 2007, Fortis has managed its consolidated capital base with a focus on the following core equity targets:

- a capital target for Fortis Bank equal to a ratio of 6% core equity to Basel I risk-weighted commitments
- a core equity target for Fortis Insurance of 175% of the sum of the locally regulatory minimum requirements
- a group leverage target (at General) equal to 15% of the target core equity of Banking plus the target core equity of Insurance, implying that 15% of Banking and Insurance's combined target core equity could be financed by group debt
- a group core equity target equal to the sum of the core equity targets of Banking and Insurance after deduction of the targeted group leverage

Fortis target core capital reflected the diversified nature of the group and the leverage at the holding level. Without the banking activities, the absence of diversification and a positive net equity at the level of the holding, the old target capital model is no longer appropriate.

After the shareholders' meetings that will decide on the revised agreement with the Belgian State and BNP Paribas, Fortis will have a better view on its assets and liabilities. During the period thereafter, Fortis will assess its capital requirements. Assuming a positive vote of the shareholders, the assessment of the capital requirements will, amongst others, depend on the size of the insurance liabilities, the risk profile of the assets in the insurance entities, local solvency requirements and the various assets in the General Account. These assets comprise mainly various financial instruments issued by Fortis Bank SA/NV and a EUR 760 million investment in a special purpose vehicle with structured credits.

Capital ratios

Fortis core equity at the end of 2008 amounted to EUR 7.9 billion. The core equity exceeds the total minimum requirement of the Insurance activities by EUR 5.4 billion.

lThe core equity of the insurance operations stood at EUR 4.7 billion, while total available capital at the insurance entities amounted to EUR 5.1 billion, 202% of the legally required minimum. The solvency ratio of Fortis Insurance Belgium amounted to 189%. Based on local accounting and regulatory oversight, the solvency ratio for Fortis Insurance Belgium was even 204%.

For Fortis Insurance International the total solvency ratio was 238% at the end of 2008.

Fortis Insurance International benefited from the sale of Fortis Corporate Insurance to the Dutch State in the fourth quarter of 2008 which reinforced its solvency.

Key Capital Indicators

Year end 2008

In EUR million	*Insurance Belgium*	*Insurance International*	*Total Insurance*	*General (incl. elim)*	*Total Fortis*
Core equity	2,890	1,767	4,657	3,225	7,882
Total available capital	3,535	1,555	5,090	3,079	8,169
Minimum solvency requirements	1,871	654	2,525		
Amount of Total capital above minimum	1,664	901	2,565		
Core solvency ratio	154%	270%	184%		
Total solvency ratio	189%	238%	202%		

Tangible equity

Fortis' balance sheet contains a relative low amount of intangible assets and DAC. The total amounts to EUR 1.8 billion split in Goodwill (EUR 531 million), Deferred Acquisition Costs (DAC, EUR 421 million), Value of Business Acquired (VOBA, EUR 549 million) and Other intangible assets such as management contracts of parkings of EUR 287 million. Taking into account taxation for intangibles and the intangibles backed by minority interests, the tangible net equity amounted to EUR 6.0 billion including the unrealised gains after tax on real estate. This is EUR 0.8 billion below reported net equity of EUR 6.8 billion.

Reconciliation from net equity to total capital

Fortis' reconciliation from net equity to total capital is presented below.

	2008	2007
Share capital and reserves	34,394	28,451
Net profit attributable to shareholders	(28,022)	3,994
Unrealised gains and losses	423	602
Shareholders' equity	6,795	33,047
Non-innovative hybrid capital instruments	1,474	5,683
Minority interests	515	1,147
- Revaluation of real estate to fair value	526	1,556
- Revaluation of debt securities, net of tax and shadow accounting	(375)	1,288
- Revaluation of equity securities, net of tax and shadow accounting		(528)
- Goodwill	(531)	(1,515)
- Expected dividend		(1,313)
- Other	(522)	(13,302)
Core equity	7,882	26,063
Innovative capital instruments	456	3,533
Subordinated liabilities	67	12,739
Other prudential filters and deductions on total capital	(236)	(14,336)
Total capital	**8,169**	**27,999**

Participating interests that are not fully consolidated are deducted from total capital. The core equity instruments issued by Fortis and on-lent to Fortis Bank SA/NV (NITSH I and part of NITSH II for a total amount of EUR 875 million) are excluded from the core equity. Unrealised gains on real estate after tax within Fortis Insurance Belgium are included in core equity for 90%, the remainder for 100%.

Fortis' net equity benefited in the fourth quarter from the positive revaluation of the fixed income securities resulting from lower yields. This more than compensated the negative impact of spread widening on corporate debt and the continued negative trend in equity markets.

9 Post-employment benefits, other long-term employee benefits and termination benefits

Post-employment benefits are employee benefits, such as pensions and post-employment medical care, which are payable after the completion of employment. Other long-term employee benefits are employee benefits which do not fall due fully within twelve months of the period in which the employees rendered the related service, including jubilee premiums and long-term disability benefits. Termination benefits are employee benefits payable as a result of an earlier end of the employee's employment.

9.1 Post-employment benefits

9.1.1 Defined benefit pension plans and other post-employment benefits

Fortis operates defined benefit pension plans covering the majority of its employees. Many of these plans are closed to new employees. Most of the new employees enrol in defined contribution plans.

Under these plans, benefits are calculated based on years of service and level of salary. Pension obligations are determined on the basis of mortality tables, employee turnover, wage drift and economic assumptions such as inflation and discount rate. Discount rates by country or region are set on the basis of the yield (at closing date) of debt securities of similar duration, issued by blue-chip companies or by the government in the absence of a representative corporate market.

In addition to pensions, post-employment benefits can also include other expenses such as reimbursement of part of the health insurance premiums and favourable conditions on financial products, such as mortgage loans, which continue to be granted to employees after retirement.

The following table provides details of the amounts shown in the balance sheet as at 31 December regarding defined-benefit pension obligations and other post-employment benefits.

	Defined benefit pension plans		*Other post-employment benefits*	
	2008	*2007*	*2008*	*2007*
Present value of funded obligations	175	4,590		
Present value of unfunded obligations	262	2,125	38	124
Defined benefit obligation	**437**	**6,715**	**38**	**124**
Fair value of plan assets	(159)	(4,438)		
	278	**2,277**	**38**	**124**
Unrecognised actuarial gains (losses)	2	409	4	33
Unrecognised past service cost		15		
Unrecognised assets due to Asset ceiling		213		
Other amounts recognised in the balance sheet	1	(2)		2
Net Defined benefit liabilities (assets)	**282**	**2,912**	**42**	**159**
Amounts in the balance sheet:				
Defined benefit liabilities	288	2,946	42	159
Defined benefit assets	(6)	(34)		
Net Defined benefit liabilities (assets)	**282**	**2,912**	**42**	**159**

Defined benefit liabilities are classified under Accrued interest and other liabilities (see note 33) and Defined benefit assets are classified under Accrued interest and other assets (see note 23).

As Fortis is a financial institution specialised in the management of employee benefits, some of its employee's pension plans are insured by Fortis insurance companies. Under IFRS, the assets backing these pension plans are non-qualifying and consequently may not be considered as plan assets. From an economic point of view, the net defined liability is offset by the non-qualifying plan assets which are held within Fortis (EUR 218 million in 2008), resulting in a net defined liability from an economic point of view of EUR 64 million in 2008 for defined benefit pension obligations.

The following table reflects the changes in the net Defined benefit liabilities (assets) as recognised in the balance sheet.

	Defined benefit pension plans		*Other post-employment benefits*	
	2008	*2007*	*2008*	*2007*
Net Defined benefit liabilities (assets) as at 1 January	**2,912**	**2,911**	**159**	**153**
Net defined benefit liabilities (assets) of discontinued operations as at 1 January	(2,570)		(120)	
Net defined benefit liabilities (assets) of continuing operations as at 1 January	**342**		**39**	
Total defined benefit expense of discontinued operations		275		10
Total defined benefit expense	39	31	3	3
Employer's contributions	(34)	(191)		(8)
Benefits directly paid by the employer	(29)	(143)		
Transfer	(32)	34		
Foreign exchange differences	(1)	(1)		
Other	(3)	(4)		1
Net Defined benefit liabilities (assets) as at 31 December	**282**	**2,912**	**42**	**159**

Benefits directly paid by the employer relate to defined benefit pension plans that are directly held within the Fortis entity where the employees were employed.

The table below shows the changes in the defined benefit obligation.

	Defined benefit pension plans		*Other post-employment benefits*	
	2008	*2007*	*2008*	*2007*
Defined benefit obligation as at 1 January	**6,715**	**7,022**	**124**	**121**
Defined benefit obligation of discontinued operations as at 1 January	(6,280)		(83)	
Defined benefit obligation of continuing operations as at 1 January	**435**		**41**	
Total defined benefit expense of discontinued operations		492		11
Current service cost	20	20	1	1
Interest cost	23	21	2	2
Past service cost - vested benefits	5			
Curtailments	(3)			
Settlements	5			
Actuarial losses (gains) on defined benefit obligation	15	(481)	(6)	(6)
Participants' contributions		17		
Benefits paid	(5)	(242)		(8)
Benefits directly paid by the employer	(29)	(143)		
Past service cost - non-vested benefits				3
Transfer	1	9		1
Foreign exchange differences	(27)			
Other	(3)			(1)
Defined benefit obligation as at 31 December	**437**	**6,715**	**38**	**124**

The following table shows the changes in the fair value of plan assets.

	Defined benefit pension plans		*Other post-employment benefits*	
	2008	*2007*	*2008*	*2007*
Fair value of plan assets as at 1 January	**4,438**	**4,425**		
Fair value of plan assets of discontinued operations as at 1 January	(4,294)			
Fair value of plan assets of continuing operations as at 1 January	**144**			
Total defined benefit expense of discontinued operations		237		
Settlements	1			
Expected return on plan assets	12	10		
Actuarial gains (losses) on plan assets	(34)	(186)		
Employer's contributions	34	191		8
Participants' contributions		17		
Benefits paid	(5)	(242)		(8)
Transfer	33	(29)		
Foreign exchange differences	(26)	15		
Fair value of plan assets as at 31 December	**159**	**4,438**		

Actuarial gains (losses) on plan assets are mainly the difference between the actual and expected return.The following table shows the actual return on plan assets for defined benefit pension plans.

	Defined benefit pension plans	
	2008	*2007*
Actual return on plan assets	(27)	58

The following table shows the changes in the total of unrecognised actuarial gains (losses) on liabilities and assets.

	Defined benefit pension plans		*Other post-employment benefits*	
	2008	*2007*	*2008*	*2007*
Unrecognised actuarial gains (losses) as at 1 January	**409**	**130**	**33**	**32**
Unrecognised actuarial gains (losses) of discontinued operations as at 1 January	(355)		(35)	
Unrecognised actuarial gains (losses) of continuing operations as at 1 January	**54**		**(2)**	
Total defined benefit expense of discontinued operations		(9)		(4)
Recognised actuarial losses (gains) resulting from asset ceiling				
Curtailments	(1)			
Settlements	(1)			
Amortisation of unrecognised actuarial losses (gains) on defined benefit obligation	(1)			
Actuarial gains (losses) on defined benefit obligation	(15)	481	6	6
Actuarial gains (losses) on plan assets	(34)	(186)		
Transfer		(5)		(1)
Foreign exchange differences		(1)		
Other		(1)		
Unrecognised actuarial gains (losses) as at 31 December	**2**	**409**	**4**	**33**

The table below shows the changes in the total of unrecognised assets due to asset ceiling or to minimum funding requirements.

	Defined benefit pension plans	
	2008	2007
Unrecognised assets due to asset ceiling or minimum funding requirements as at 1 January	**213**	**167**
Unrecognised assets due to asset ceiling or minimum funding requirements of discontinued operations as at 1 January	(213)	
Unrecognised assets due to asset ceiling or minimum funding requirements of continuing operations as at 1 January		
Total defined benefit expense of discontinued operations		30
Foreign exchange differences		15
Other		1
Unrecognised assets due to asset ceiling or minimum funding requirements as at 31 December		**213**

The following table shows the changes in unrecognised past service cost.

	Defined benefit pension plans	
	2008	2007
Unrecognised past service cost as at 1 January	**15**	**15**
Unrecognised past service cost of discontinued operations as at 1 January	(20)	
Unrecognised past service cost of continuing operations as at 1 January	**(5)**	
Total defined benefit expense of discontinued operations		(1)
Amortisation of unrecognised past service cost	5	
Transfer		1
Unrecognised past service cost as at 31 December		**15**

Experience adjustments are actuarial gains and losses that arise because of differences between the actuarial assumptions made at the beginning of the year and actual experience during the year.

The following table shows experience adjustments to Plan assets and Defined benefit obligations.

	Defined benefit pension plans		Other post-employment benefits	
	2008	2007	2008	2007
Experience adjustments on Plan assets, gain (loss)	(25)	(187)		
As % of plan assets as at 31 December	(15.7%)	(4.2%)		
Experience adjustments on Defined benefit obligation, loss (gain)	16	131	5	(3)
As % of Defined benefit obligation as at 31 December	3.7%	2.0%	13.2%	(2.4%)

The following table shows the components of expenses related to the defined benefit pension plans and other post-employment benefits for the year ended 31 December.

	Defined benefit pension plans		*Other post-employment benefits*	
	2008	*2007*	*2008*	*2007*
Current service cost	20	20	1	1
Interest cost	23	21	2	2
Expected return on plan assets	(12)	(10)		
Past service cost - vested benefits	5			
Amortisation of unrecognised past service cost	5			
Amortisation of unrecognised actuarial losses (gains) on defined benefit obligation	(1)			
Curtailments	(4)			
Settlements	3			
Total Defined benefit expense of continuing operations	**39**	**31**	**3**	**3**
Defined benefit expense of discontinued operations		275		10
Total Defined benefit expense	**39**	**306**	**3**	**13**

The current service cost, past service cost, amortisation of unrecognised actuarial losses (gains) on the defined benefit obligation and losses (gains) on curtailments and settlements impacting liabilities are included in Staff expenses (see note 48). All other defined benefit expense items are included in Interest expenses (see note 43).

As Fortis is a financial institution specialised in the management of employee benefits, some of its employee pension plans are insured by Fortis insurance companies. Under IFRS, the assets backing these pension plans are non-qualifying and consequently may not be considered as plan assets. From an economic point of view, the net defined liability is offset by the non-qualifying plan assets which are held within Fortis.

The table below shows the fair value of non-qualifying plan assets for defined benefit pension plans for the year ended 31 December.

	2008	*2007*
Fair value of non-qualifying assets	218	2,329

The table below shows the expected and actual return on non-qualifying assets for defined benefit pension plans. In accordance with IFRS, the expected return on non-qualifying assets can not be deducted from the defined benefit expense.

	2008	*2007*
Expected return of non-qualifying assets	11	110
Actual return of non-qualifying assets	6	45

The following table shows the principal actuarial assumptions used for the euro-zone countries.

	Defined benefit pension plans				*Other post-employment benefits*			
	2008		*2007*		*2008*		*2007*	
	Low	*High*	*Low*	*High*	*Low*	*High*	*Low*	*High*
Discount rate	5.2%	6.3%	4.7%	5.4%	4.8%	5.3%	4.2%	5.1%
Expected return on plan assets as at 31 December	4.4%	5.8%	4.9%	6.3%				
Future salary increases (price inflation included)	2.6%	4.6%	2.1%	4.0%	2.9%	3.5%	2.1%	3.9%
Future pension increases (price inflation included)	2.0%	3.3%	1.9%	2.3%	2.5%	2.5%	1.9%	1.9%
Medical cost trend rates					3.8%	6.0%	3.8%	3.8%

The following table shows the principal actuarial assumptions used for other countries.

	Defined benefit pension plans		
	2008	*2007*	
		Low	*High*
Discount rate	6.3%	4.7%	11.0%
Expected return on plan assets as at 31 December	5.3%	5.3%	11.7%
Future salary increases (price inflation included)	5.4%	3.0%	8.5%
Future pension increases (price inflation included)	5.0%	1.3%	5.5%

The euro-zone represents 81% of Fortis' total defined benefit obligations. Other countries include only obligations in the United Kingdom in 2008. Other post-employment benefits within countries outside the euro-zone are not regarded as material.

Fortis uses the government bonds curve and AA-graded Corporate Bonds as reference for the expected return on bonds and adds a risk premium to that return for equity securities and real estate.

A one-percent change in assumed medical cost trend rates would have the following effect on the defined benefit obligation and defined benefit expense for medical costs:

	Medical care	*One-percent increase*	*One-percent decrease*
Effect on the Defined benefit obligation - medical costs	38	13.9%	(11.6)%
Effect on the total Defined benefit expense - medical costs	3	5.4%	(4.4)%

The plan assets comprise predominantly equity securities, fixed-income securities and investment contracts with insurance companies. Fortis' internal investment policy stipulates that investment in derivatives and emerging markets for the purpose of funding pension plans is to be avoided. Fortis gradually adjust its asset allocation policy to ensure a close match between the duration of the assets and that of the pension liabilities.

The asset mix of the plan assets for pension obligations is as follows:

	31 December 2008	*31 December 2007*
Equity securities	38%	18%
Debt securities	27%	65%
Insurance contracts	28%	5%
Real estate	2%	4%
Convertibles		2%
Other		3%
Cash	5%	3%

The category Other consists mainly of mortgage loans and high-yield bonds. Investments in hedge funds are limited. Derivatives are used only to limit the plan exposures to interest rate risk. Pension plan assets are invested in global equity and debt markets. In 2008 pension plan assets comprise EUR 0 million (2007: EUR 1 million) of investments in Fortis shares. The plan assets do not include any property occupied by Fortis.

The asset mix of the unqualified assets for pension obligations is as follows:

	31 December 2008	*31 December 2007*
Equity securities	2%	20%
Debt securities	43%	74%
Insurance contracts	55%	6%

The employer's contributions expected to be paid to post-employment benefit plans for the year ended 31 December 2008 are as follows:

	Defined benefit pension plans	*Other post-employment benefits*
Expected contribution for next year on plan assets	11	
Expected contribution for next year on unqualified plan assets	14	

9.1.2 Defined-contribution plans

Fortis operates a number of defined contribution plans worldwide. The employer's commitment towards a defined contribution plan is limited to the payment of contributions calculated in accordance with the plan regulations. Employer contributions for defined-contribution plans amounted to EUR 15 million in 2008 (2007: EUR 13 million) and are included in Staff expenses (see note 48).

9.2 Other long-term employee benefits

Other long-term employee benefits include jubilee premiums and long-term disability benefits. The table below shows net liabilities. The liabilities related to other long-term employee benefits are included in the balance sheet under Accrued interest and other liabilities (see note 33). The assets are included in the balance sheet under Accrued interest and other assets (see note 23).

	2008	*2007*
Defined benefit obligation	10	131
Net defined benefit liabilities (assets)	**10**	**131**
Amounts shown in the balance sheet		
Defined benefit liabilities	10	131
Defined benefit assets		
Net defined benefit liabilities (assets)	**10**	**131**

The following table shows the changes in Liabilities for other long-term employee benefits during the year.

	2008	2007
Net liability as at 1 January	**131**	**116**
Net liability of discontinued operations as at 1 January	(119)	
Net liability of continuing operations as at 1 January	**12**	
Total expense of discontinued operations		13
Total expense	(1)	1
Employers' contributions		(6)
Benefits directly paid by the employer	(1)	
Other		7
Net liability as at 31 December	**10**	**131**

The table below provides the range of actuarial assumptions applied in calculating the Liabilities for other long-term employee benefits.

	2008		2007	
	Low	High	Low	High
Discount rate	5.1%	5.3%	4.7%	6.5%
Future salary increases	2.5%	4.3%	3.3%	5.0%

Expenses related to other long-term employee benefits are shown below. Interest cost is included in Interest expenses (see note 43), all other expenses are included in Staff expenses (see note 48).

	2008	2007
Interest cost	1	1
Net actuarial losses (gains) recognised immediately	1	
Losses (gains) of curtailments or settlements	(3)	
Total expense of continuing operations	**(1)**	**1**
Total expense of discontinued operations		13
Total expense	**(1)**	**14**

9.3 Termination benefits

Termination Benefits are employee benefits payable as a result of either an enterprise's decision to terminate an employee's employment before the normal retirement date, or an employee's decision to accept voluntary redundancy in exchange for those benefits. The table below shows liabilities related to termination benefits included in the balance sheet under Accrued interest and other liabilities (see note 33).

	2008	*2007*
Defined benefit obligation	39	228
Other amounts recognised in the balance sheet		
Net defined benefit liabilities (assets)	**39**	**228**

The following table shows the changes in Liabilities for termination benefits during the year.

	2008	*2007*
Net liability as at 1 January	**228**	**204**
Net liability of discontinued operations as at 1 January	(167)	
Net liability of continuing operations as at 1 January	**61**	
Total expense of discontinued operations		18
Total expense	(13)	13
Benefits directly paid by the employer	(9)	
Foreign exchange differences		(1)
Other		(6)
Net liability as at 31 December	**39**	**228**

Expenses related to termination benefits are shown below. Interest cost is included in Interest expenses (see note 43), all other expenses are included in Staff expenses (see note 48).

	2008	*2007*
Current service cost		10
Interest cost	2	3
Net actuarial losses (gains) recognised immediately	(15)	
Total expense of continuing operations	**(13)**	**13**
Total expense of discontinued operations		18
Total expense	**(13)**	**31**

10 Employee share option and share purchase plans

Fortis' remuneration package for its employees includes share-related instruments. These benefits take the form of:

- employee-share options
- shares offered at a discount
- restricted shares.

10.1 Employee-share options

Fortis decides each year whether or not to offer options to its employees. The features of the option plans may vary from country to country depending on local-tax regulations. There is a difference between conditional and unconditional options. Unconditional options are granted to employees who work in countries where options are subject to taxation directly upon being granted. Conditional options are granted to employees in countries where the options are taxed upon exercise. Conditional options become vested if the employee is still employed after a period of five years. In general, options may not be exercised until five years after they are granted, regardless of whether they are conditional or unconditional.

Fortis has committed itself to fulfil the existing option obligation towards employees of the discontinued operations. The number of options therefore that is disclosed in this note relate to current employees of Fortis and to former employees of Fortis who were employed with the discontinued operations Fortis Bank Belgium, Fortis Bank Netherlands, Fortis Insurance Netherlands and Fortis Corporate Insurance.

The following option plans were outstanding as at 31 December 2008. The exercise prices in the tables below are expressed in EUR.

	Outstanding options (in '000)	*Weighted average exercise price*	*Highest exercise price*	*Lowest exercise price*
2008				
Lapsing year				
2009	11,418	24.41	32.15	12.44
2010	5,729	29.04	29.50	15.31
2011	796	22.07	22.28	21.08
2012	1,578	21.17	26.58	18.65
2013	3,467	14.24	27.23	12.17
2014	3,377	14.88	16.46	14.18
2015	3,351	18.55	18.65	18.41
2016	4,403	24.60	24.68	24.49
2017	4,983	28.03	28.62	27.23
2018	4,869	15.44	16.46	15.06
Total	**43,971**	**22.31**		

2007				
Lapsing year				
2008	1,467	27.27	29.05	21.08
2009	11,427	24.41	32.15	12.44
2010	5,732	29.04	29.50	15.31
2011	798	22.07	22.28	21.08
2012	1,589	21.17	26.58	21.08
2013	3,692	14.30	28.62	12.17
2014	3,377	14.88	16.46	14.18
2015	3,351	18.55	18.65	18.41
2016	4,403	24.60	24.68	24.49
2017	4,983	28.03	28.62	27.23
Total	**40,819**	**23.27**		

The changes in outstanding options were as follows:

	2008		2007	
	Number of options (in '000)	*Weighted average exercise price*	*Number of options (in '000)*	*Weighted average exercise price*
Balance at 1 January	**40,819**	**23.27**	**40,333**	**22.97**
Options granted to Executive Committee members	74	16.46	311	28.62
Options granted to other employees	4,894	15.44	4,983	28.62
Exercised options	(608)		(2,507)	
Lapsed	(1,208)		(2,301)	
Balance at 31 December	**43,971**	**22.31**	**40,819**	**23.27**
On existing Fortis shares	2,539		3,309	
On new Fortis shares	41,432		37,510	
Of which are conditional	15,857		13,918	
Of which are unconditional	28,114		26,901	
Exercisable in the money			309	12.44
Exercisable out of the money	21,282	23.82	19,497	25.91

In 2008, Fortis recorded EUR 1 million as Staff expenses with respect to the option plans (2007: EUR 19 million). As long as the options are not exercised, they do not have any impact on Shareholders' equity, as the expenses recorded in the income statement are offset by a corresponding increase in Shareholders' equity. When the options are exercised, Shareholders' equity is increased by the exercise price.

The options granted by Fortis are ten-year American at-the-money call options with a five-year vesting period, the value is based on the Simple-Cox model.

The parameters below were used to calculate the fair value of the options granted.

	2008	*2007*
Date of grant of options	1 April 2008	31 March 2007
First exercise date	1 April 2013	02 April 2012
Final maturity	1 April 2018	02 April 2017
Dividend yield	6.14%	5.82%
10-year interest rate	4.36%	4.08%
Share price on date of grant	16.46	32.53
Volatility	37.77%	26.04%
Fair value of options as % of exercise price	21.94%	15.31%

All option plans and restricted share plans (see below) are settled by the delivery of Fortis shares rather than in cash. Some option plans and restricted share plans specifically state that existing shares must be delivered upon exercise. New shares may be issued in other cases.

10.2 Shares offered to staff

Fortis offered its staff in the years up to and including 2004 the opportunity to buy shares at a discount. The terms of the offer varied from country to country, depending on local tax regulations. In all cases shares, however, could not be sold until five years after purchase.

The following table provides an overview of the shares allocated to staff at a discount.

(number of shares in '000)	*2004*
Number of shares subscribed	2,904
Share price	15.64
End of holding period	2 November 2009

10.3 Restricted shares

In 2008, as in previous years Fortis committed itself to grant restricted shares to the members of the Executive Committee and the management committees of several Fortis companies. The conditions of the commitments to grant and sell these restricted shares are described in note 11.

At year end, the following initial commitments to grant restricted shares had been made:

(number of shares in '000)	*2008*	*2007*	*2006*
Number of commitments to grant restricted shares	110	373	302
End of holding period	2 August 2011	2 April 2010	2 April 2009

The value of commitments to grant restricted shares during 2008 totals EUR 1 million which are included in Staff expenses (2007: EUR 8 million).

The table below shows the changes in commitments for restricted shares during the year.

(number of shares in '000)	*2008*	*2007*
Number of restricted shares committed to grant as at 1 January	**1,100**	**815**
Restricted shares committed to grant	110	373
Restricted shares sold		(3)
Commitments to restricted shares lapsed	(472)	(85)
Number of restricted shares committed to grant as at 31 December	**738**	**1,100**

11 Remuneration of Board Members and Executive Managers

The remuneration of the members of the Board of Directors and the Executive Managers is based on the remuneration policy, as set forth in the Fortis Governance Statement. In 2008 and the beginning of 2009, radical changes have occurred in the composition of both the Board of Directors and the Executive Committee. The Board of Directors is since 13 February 2009 composed of three members: Jozef De Mey (chairman, non-executive), Karel De Boeck (CEO) and Jan Zegering Hadders (non-executive). The Executive Committee consists since January 1, 2009 of only two members: Karel De Boeck (CEO) and Peer van Harten (responsible for the insurance activities).

The remuneration policy as applied in 2008 is described in this chapter. It also contains detailed information on remuneration of individual members of the Board of Directors and of Executive Managers who remained in function during 2008 (or part of 2008).

Paragraph 11.1 describes the remuneration of the non-executive members of the Board of Directors. The remuneration of the executive Board members (the CEO and the Deputy CEO) and the other members of the Executive Committee are clarified in paragraph 11.2 'Remuneration of Fortis Executive Managers'.

11.1 Remuneration of the Board of Directors

Changes in the Board of Directors in 2008 and 2009 – Remuneration 2008

Total remuneration of non-executive Board members amounted to EUR 1.8 million in the 2008 financial year (2007: EUR 2.0 million). This includes both the basic remuneration for Board membership and attendance fees for Board committee meetings.

The remuneration of the CEO and the Deputy CEO, who are also Board members, is explained in paragraph 11.2.

The changes in the Board of Directors in 2008 and 2009, as well as details on the remuneration in 2008 and the holding of shares of the Board members, is reflected in the table below.

	Function	*From*	*Till*	*Total remuneration in 2008 (in EUR)*	*Fortis shares held at 31 December 2008 by active Board Members*
Count Maurice Lippens	Chairman		29 September 2008	525,000	
Jan-Michiel Hessels	Vice-chairman		29 September 2008		
	Acting chairman	29 September 2008	13 February 2009		
Jean-Paul Votron	CEO		11 July 2008	See infra 1)	
Herman Verwilst	Deputy CEO		11 July 2008	See infra 1)	
	CEO	11 July 2008	26 September 2008		
	Executive Board member	26 September 2008	2 December 2008		
Karel De Boeck	CEO	2 December 2008		See infra 1)	
Baron Philippe Bodson	Non-executive Board member		13 February 2009	117,500	100,500
Louis Cheung	Non-executive Board member	29 April 2008	1 February 2009	59,917 2)	
Richard Delbridge	Non-executive Board member		13 February 2009	113,250	
Clara Furse	Non-executive Board member		13 February 2009	101,250	8,416
Reiner Hagemann	Non-executive Board member		13 February 2009	113,250	6,164
Jacques Manardo	Non-executive Board member		13 February 2009	101,250	
Aloïs Michielsen	Non-executive Board member		13 February 2009	104,250 2)	16,668
Ronald Sandler	Non-executive Board member		13 February 2009	107,250	
Rana Talwar	Non-executive Board member		13 February 2009	101,250	
Baron Piet Van Waeyenberge	Non-executive Board member		29 April 2008	44,333 2)	
Klaas Westdijk	Non-executive Board member		13 February 2009	125,750	
Jozef De Mey	Chairman	13 February 2009		-	
Jan Zegering Hadders	Non-executive Board member	13 February 2009		-	

1) *Jean-Paul Votron, Herman Verwilst and Karel De Boeck were not remunerated as Board members but as CEO and Deputy CEO (see note 11.2 for details of their remuneration).*

2) *Total remuneration is paid to a non-Fortis company, where the Board member holds a position.*

Baron Piet Van Waeyenberge left the Board of Directors on 29 April 2008. His mandate came to an end at the General Shareholder's Meetings of 29 April 2008 and was not renewed as he had reached the statutory age limit set by the Board of Directors.

Mr Louis Cheung was appointed as member of the Board of Directors on 29 April 2008. He resigned from the Board of Directors on 1st February 2009.

Mr Jean-Paul Votron no longer is CEO since 11 July 2008. On the same date he also resigned from the Board of Directors.

Mr Herman Verwilst was Deputy CEO until 11 July 2008 and CEO between 11 July 2008 and 26 September 2008. From 11 July until 2 December 2008 he was the sole executive Board member.

Count Maurice Lippens left the Board of Directors on 28 September 2008. Pending the appointment of a new chairman, *Mr Jan-Michiel Hessels* was acting chairman until 13 February 2009.

Mr Karel De Boeck was appointed executive Board member by the General Shareholders' Meetings of 1 and 2 December 2008. He was appointed as CEO on that date and has been the sole executive Board member since 2 December 2008.

Mssrs Jozef De Mey, Georges Ugeux and *Jan Zegering Hadders* were appointed non-executive Board member by the General Shareholder's Meetings of 11 and 13 February 2009, until the General Shareholder's Meeting of 2011. The Board elected Mr Jozef De Mey as chairman on 13 February. Mr Georges Ugeux decided to step down as Board member on that same day. *Mrs Clara Furse* and *Mssrs Jan-Michiel Hessels, Philippe Bodson, Richard Delbridge, Reiner Hagemann, Jacques Manardo, Aloïs Michielsen, Ronald Sandler, Rana Talwar and Klaas Westdijk* stepped down from the Board of Directors on 13 February 2009.

This means that as from 13 February 2009, the Board of Directors consists of 3 members, of which *Mr. Karel De Boeck* is the only executive member.

Remuneration policy

The remuneration of the Fortis Board members is determined by the Board of Directors in compliance with the prerogatives of the General Meetings of Shareholders.

Detailed proposals for remuneration of non-executive Board members are formulated by the Nomination & Remuneration Committee, based upon advice from external experts.

For the non-executive Board members, the levels and structure of remuneration are determined in view of their general and specific responsibilities, in accordance with international market practice.

Until 30 September 2008, the remuneration of non-executive Board members included both regular basic remuneration for Board membership and Board committee meeting attendance fees.

With effect from 1 October 2008, the Board of Directors has adjusted the remuneration for the non-executive Board members. The basic remuneration for the vice-chairman and the other non-executive Board members, previously amounted to EUR 170,000 and EUR 115,000 respectively on an annual basis. This remuneration was reduced to EUR 1,000 per month and the Board committee meeting attendance fees were abolished. The members of the Special Board Committee, that was created on 26 September 2008 and that has since then supported the Executive Management on a daily basis, received EUR 3,000 (Jan-Michiel Hessels) and EUR 2,500 (Philippe Bodson and Klaas Westdijk) per month.

Until 30 September 2008, the fee for attending Board committees amounted to EUR 3,000 (EUR 4,000 for the chairman) except for the Audit committee where the attendance fee amounted to EUR 6,000 (EUR 8,000 for the chairman). After this date no attendance fees were included in the remuneration of the Board members as mentioned in the previous paragraph. With effect from 13 February 2009, the chairman receives a basic membership remuneration on annual basis of EUR 40,000 and the other non-executive Board members EUR 35,000. The fee for attending the Board of Directors as well as the Board committees amounts to EUR 1,000.

The non-executive Board members do not receive annual incentives or stock options and are not entitled to pension rights. Non-executive Board members are not entitled to any termination indemnity.

The remuneration of the Executive Board members, the CEO and the Deputy CEO, is related exclusively to their positions as CEO and Deputy CEO and is therefore determined in line with the remuneration policy for Executive Managers (see paragraph 11.2).

11.2 Remuneration of Fortis Executive Managers

Executive Managers are the CEO, the Deputy CEO and the other members of the Executive Committee.

Remuneration of the CEO, the Deputy CEO and other members of the Executive Committee in 2008

CEO and Deputy CEO

The remuneration of the CEO and the Deputy CEO, who were also members of the Board of Directors (except Mr Filip Dierckx), relates solely to their positions as CEO and Deputy CEO. Their remuneration has been set in accordance with the remuneration policy approved on 11 October 2004 by the General Shareholders Meeting of Fortis N.V.

The remuneration package of the four persons that were (Deputy) CEO for a certain period of time in the course of 2008, consisted of following elements.

Period	*CEO from 1st January till 11 July*	*Deputy CEO from 1st January till 11 July, CEO from 11 July till 26 September Executive Board member 26 September till 2 December*	*Acting CEO from 26 September till 21 November*	*CEO as from 2 December*
	Jean-Paul Votron	*Herman Verwilst*	*Filip Dierckx*	*Karel De Boeck*
Base Salary	758,333	800,000	641,667	-
Annual Incentive	-	-	-	-
'Stock Appreciation Rights'	1,880,000	-	-	-
Attribution options	17,815	9,320	6,715	6,715
Grant shares restricted shares plan 2005	32,957	41,229	27,964	27,964
Commitment to grant shares (restricted shares plan 2008)	19,490	10,195	7,350	7,350
Other remuneration components	439,811	2,104,004	137,994	
Termination compensation	1,300,000	800,000	n/a	

Mr Jean-Paul Votron

Mr Votron stepped down as an executive member of the Board of Directors on 11 July 2008. Mr Votron's remuneration package in 2008 comprised:

- a base salary of EUR 758,333
- no annual incentive for financial year 2008
- a sum of EUR 1,880,000, in implementation of his original contract of 11 October 2004; this payment relates to the exercise of 'Stock Appreciation Rights' based on the evolution of Fortis shares during the term of this initial contract (from 20 September 2004 until the General Meeting of Shareholders of 29 April 2008)
- the grant of 17,815 options
- the grant of 32,957 shares in implementation of the restricted-shares plan 2005
- the commitment to grant 19,490 Fortis shares
- a sum of EUR 439,810, representing the value of the other remuneration components (pension costs, long-term incentive paid in cash and other expenses)
- termination compensation of EUR 1,300,000, this amount is equivalent to one year base salary.

Mr Herman Verwilst

Mr Verwilst was Deputy CEO until 11 July 2008 and CEO from 11 July 2008 until 26 September 2008. On 2 December 2008 Mr Verwilst stepped down as an executive member of the Board of Directors. His remuneration package remained unchanged during the course of 2008.

Mr Verwilst's remuneration in 2008 comprised:

- a base salary of EUR 800,000
- no annual incentive for financial year 2008
- the grant of 9,320 options
- the grant of 41,229 shares in implementation of the restricted-shares plan 2005
- the commitment to grant 10,195 Fortis shares
- a sum of EUR 2,104,004, representing the value of the other remuneration components (pension costs, long-term incentive paid in cash and other expenses); this sum includes a pension cost of EUR 2,076,000, which represents the paying up as a result of premature termination of career, in accordance with the pension rules of 25 September 2000.
- termination compensation of EUR 800,000, this amount is equivalent to one year base salary.

Mr Verwilst has expressly waived a termination compensation of EUR 4,760,000, to which he was entitled under the terms of his contract with Fortis.

Mr Filip Dierckx

Mr Dierckx was a member of the Executive Committee until 26 September 2008. From 26 September 2008 to 21 November 2008 he fulfilled the role of CEO. From 21 November 2008 Mr Dierckx stepped down as a member of the Executive Committee. His remuneration package, based on his membership of the Executive Committee, remained unchanged during the course of 2008.

Mr Dierckx's remuneration in 2008 comprised:

- a base salary of EUR 641,667
- no annual incentive for financial year 2008
- the grant of 6,715 options
- the grant of 27,964 shares in implementation of the restricted-shares plan 2005
- the commitment to grant 7,350 Fortis shares
- a sum of EUR 137,994 representing the value of the other remuneration components (pension costs, long-term incentive paid in cash and other expenses)
- no termination compensation following his stepping down from the Executive Committee.

Mr Karel De Boeck

Mr De Boeck has been an executive member of the Board of Directors since 2 December 2008. He was appointed CEO with effect from that date.

The major aspects of the contract between Fortis and Mr De Boeck in connection with the performance of his role as CEO of Fortis are as follows:

- The contract between Fortis and Mr De Boeck covers a fixed period, effective from 2 December 2008 and ending after the General Meeting of Shareholders in 2010
- Mr De Boeck receives a fixed remuneration of EUR 800,000 per annum. This remuneration is well within the limits of the remuneration policy approved on 11 October 2004 by the General Meeting of Shareholders of Fortis N.V.
- The variable remuneration of Mr De Boeck is determined by the Board of Directors following consultation with the shareholders and will depend on the realised shareholder value measured on the basis of realised net cash flow
- If Fortis terminates the contract, without there being any question of gross negligence on Mr De Boeck's part, Mr De Boeck will receive termination compensation, in accordance with the regulation to be drawn up by the Belgian authorities
- Mr De Boeck did not receive an incentive at the start of the contract, nor will he receive 'Stock Appreciation Rights'

In his role as Fortis CEO Mr De Boeck did not receive any remuneration in 2008.

Executive Committee
The composition of the Executive Committee underwent a number of changes in 2008.

Mr **Votron** stepped down as a member of the Executive Committee and the Board of Directors on 11 July 2008. Details of his remuneration in 2008 are set out above, under 'remuneration of the CEO and Deputy CEO'.

Mr **Verwilst** stepped down as a member of the Executive Committee and the Board of Directors on 2 December 2008. Details of his remuneration in 2008 are set out above, under 'remuneration of the CEO and Deputy CEO'.

Mr **Dierckx** stepped down as a member of the Executive Committee on 21 November 2008. Details of his remuneration in 2008 are set out above, under 'remuneration of the CEO and Deputy CEO'.

Mr **De Boeck** is since 2 December 2008 executive Board member and CEO of Fortis. Details of his remuneration in 2008 are set out above, under 'remuneration of the CEO and Deputy CEO'.

Mr **Gilbert Mittler** stepped down as a member of the Executive Committee on 1 August 2008.

Mr **Camille Fohl** stepped down as a member of the Executive Committee on 31 October 2008.

Mr **Lex Kloosterman** stepped down as a member of the Executive Committee on 31 October 2008.

Mssrs **Alain Deschênes** and **Peer van Harten** were a member of the Executive Committee for the whole year 2008. The contract with Alain Deschênes came to an end on 31 March 2009.

Since 2009, the Executive Committee is solely composed of Mssrs Karel De Boeck and Peer van Harten.

The remuneration package of the members of the Executive Committee in 2008 (and 2009 as far as the termination compensation of Mssrs Kloosterman and Deschênes is concerned) consists of following elements.

	Gilbert Mittler	*Alain Deschênes*	*Camille Fohl*	*Lex Kloosterman*	*Peer van Harten*
Left Executive Committee on	*1 August 2008*	*31 December 2008*	*31 October 2008*	*31 October 2008*	-
Left Fortis on	*1 August 2008*	*31 March 2009*	*31 October 2008*	*31 December 2008*	-
Base Salary	466,667	630,000	525,000	700,000	700,000
Annual Incentive	-	-	-	-	-
Attribution options	6,715	6,715	6,715	6,715	6,715
Grant shares restricted shares plan 2005	27,964	-	-	-	15,535
Commitment to grant shares (restricted shares plan 2008)	7,350	7,350	7,350	7,350	7,350
Other remuneration components	1,107,025	192,214	129,756	634,701	220,605
Termination compensation	4,220,000	630,000	n/a	700,000	n/a

The remuneration of Mr **Mittler** in 2008 comprised:
- a base salary of EUR 466,667
- no annual incentive for financial year 2008
- the grant of 6,715 options
- the grant of 27,964 shares in implementation of the restricted-shares plan 2005
- the commitment to grant 7,350 Fortis shares
- a sum of EUR 1,107,025 representing the value of the other remuneration components (pension costs, long-term incentive paid in cash and other expenses). This sum includes an additional pension cost of 900,000, the settlement of this amount is however under examination
- termination compensation of EUR 4,220,000; this amount is equivalent to three years base salary 2008 plus three years bonus; the eligible bonus is the average of the last 3 bonuses paid with a maximum equivalent to the on target bonus for 2008, i.e. 100% of the base salary

In his function of special advisor to the CEO, Mr Mittler received, via his management company, EUR 116,666 (VAT excluded) management fees in 2008.

The remuneration of Mr **Deschênes** in 2008 comprised:
- a base salary of EUR 630,000
- no annual incentive for financial year 2008
- the grant of 6,715 options
- the commitment to grant 7,350 Fortis shares
- a sum of EUR 192,214 representing the value of the other remuneration components (pension costs, long-term incentive paid in cash and other expenses).

Upon termination of his contract with effect from 31 March 2009, Mr. Deschênes receives a termination compensation of EUR 630,000, which equals one year base salary.

The remuneration of Mr **Fohl** in 2008 comprised:
- a base salary of EUR 525,000
- no annual incentive for financial year 2008
- the grant of 6,715 options
- the commitment to grant 7,350 Fortis shares
- a sum of EUR 129,756 representing the value of the other remuneration components (pension costs, long-term incentive paid in cash and other expenses).
- no termination compensation following stepping down from the Executive Committee.

The remuneration of Mr **van Harten** in 2008 comprised:
- a base salary of EUR 700,000
- no annual incentive for financial year 2008
- the grant of 6,715 options
- the grant of 15,535 shares in implementation of the restricted-shares plan 2005
- the commitment to grant 7,350 Fortis shares
- a sum of EUR 220,605 representing the value of the other remuneration components (pension costs, long-term incentive paid in cash and other expenses).

The remuneration of Mr **Kloosterman** in 2008 comprised:
- a base salary of EUR 700,000
- no annual incentive for financial year 2008
- the grant of 6,715 options
- the commitment to grant 7,350 Fortis shares
- a sum of EUR 634,701 representing the value of the other remuneration components (pension costs, long-term incentive paid in cash and other expenses) (the high amount is explained by the payment in 2008 of a supplement to pension as from October 2006).

Upon termination of his contract with Fortis as of 1 January 2009, Mr Kloosterman received a termination compensation of EUR 700,000, which is equivalent to one year base salary. Half of this amount will not be paid if Mr Kloosterman starts to work in a new position comparable to that of his role as member of the Executive Committee. In addition, Mr Kloosterman has expressly waived a termination compensation of EUR 1,400,000 to which he was entitled under the terms of his contract with Fortis.

Mr Kloosterman has also expressly waived the exercise of his 'Stock Appreciation Rights' to which he was entitled under the terms of his contract with Fortis.

Long Term Incentive

Details of the share options (granted) and the commitment to grant restricted shares (in accordance with the rules of the plan to the CEO and members of the Executive Committee in 2008 and previous years) are shown in the table below.

	Year	*Total number of options granted*	*Exercise Price*	*Expiry date*	*Options exercised before 2008*	*Options exercised in 2008*	*Options outstanding at 31 December 2008*	*'Restricted shares'*
J.P. Votron								
	2005	44,628	18.65	10-04-2011			44,628	32,957
	2006	58,102	24.68	2-04-2012			58,102	39,790
	2007	59,314	28.62	1-04-2013			59,314	49,901
	2008	17,815	16.46	1-04-2014			17,815	19,490
H. Verwilst								
	1999	9,138	26.58	31-12-2012			9,138	
	1999	8,959	24.96	3-10-2009			8,959	
	2000	22,636	32.15	14-04-2009			22,636	
	2002	62,474	26.98	28-04-2008			62,474	
	2003	27,343	12.44	27-04-2009			27,343	19,845
	2004	13,982	15.31	12-04-2010			13,982	9,150
	2005	55,832	18.65	10-04-2011			55,832	41,229
	2006	43,672	24.68	2-04-2012			43,672	29,911
	2007	43,672	28.62	1-04-2013			43,672	33,411
	2008	9,320	16.46	1-04-2014			9,320	10,195
G. Mittler								
	1999	9,138	26.58	31-12-2012			9,138	
	1999	8,959	24.96	3-10-2009			8,959	
	2000	15,947	32.15	14-04-2009			15,947	
	2002	42,406	26.98	28-04-2008			42,406	
	2003	18,545	12.44	27-04-2009			18,545	13,460
	2004	9,485	15.31	12-04-2010			9,485	6,206
	2005	37,867	18.65	10-04-2011			37,867	27,964
	2006	29,577	24.68	2-04-2012			29,577	20,259
	2007	29,660	28.62	1-04-2013			29,660	24,954
	2008	6,715	16.46	1-04-2014			6,715	7,350
K. De Boeck								
	1999	9,138	26.58	31-12-2012			9,138	
	1999	8,959	24.96	3-10-2009			8,959	
	2000	14,334	32.15	14-04-2009			14,334	
	2002	42,406	26.98	28-04-2008			42,406	
	2003	18,545	12.44	27-04-2009			18,545	13,460
	2004	9,485	15.31	12-04-2010			9,485	6,206
	2005	37,867	18.65	10-04-2011			37,867	27,964
	2006	29,577	24.68	2-04-2012			29,577	20,259
	2007	29,660	28.62	1-04-2013			29,660	24,954
	2008	6,715	16.46	1-04-2014			6,715	7,350

	Year	Total number of options granted	Exercise Price	Expiry date	Options exercised before 2008	Options exercised in 2008	Options outstanding at 31 December 2008	'Restricted shares'
F. Dierckx								
	1999	9,138	26.58	31-12-2012			9,138	
	1999	8,959	24.96	3-10-2009			8,959	
	2000	14,334	32.15	14-04-2009			14,334	
	2002	42,406	26.98	28-04-2008			42,406	
	2003	18,545	12.44	27-04-2009			18,545	13,460
	2004	9,485	15.31	12-04-2010			9,485	6,206
	2005	37,867	18.65	10-04-2011			37,867	27,964
	2006	29,577	24.68	2-04-2012			29,577	20,259
	2007	29,660	28.62	1-04-2013			29,660	24,954
	2008	6,715	16.46	1-04-2014			6,715	7,350
P. van Harten								
	2002	8,959	21.08	28-04-2009			8,959	
	2003	6,630	12.44	27-04-2009			6,630	4,815
	2004	5,071	15.31	12-04-2010			5,071	3,315
	2005	21,036	18.65	10-04-2011			21,036	15,535
	2006	29,577	24.68	2-04-2012			29,577	20,259
	2007	29,660	28.62	1-04-2013			29,660	24,954
	2008	6,715	16.46	1-04-2014			6,715	7,350
L. Kloosterman								
	2007	29,660	28.62	1-04-2013			29,660	24,954
	2008	6,715	16.46	1-04-2014			6,715	7,350
C. Fohl								
	2002	597	21.08	30-06-2008			597	
	2002	8,959	21.08	28-04-2009			8,959	
	2003	8,959	12.44	27-04-2013			8,959	
	2004	8,959	15.31	13-04-2014			8,959	
	2005	8,959	18.65	11-04-2015			8,959	
	2006	10,751	24.68	3-04-2016			10,751	
	2007	11,945	28.62	2-04-2017			11,945	
	2008	6,715	16.46	1-04-2014			6,715	7,350
A. Deschênes								
	2008	6,715	16.46	1-04-2014			6,715	7,350

The number of Fortis share options, the exercise price (1999-2007) and the number of restricted shares (2004-2007) have been adjusted by a factor of 1.19453. This factor is calculated on the basis of the rules of Euronext.liffe.

Based upon the rules of the Stock Option and Restricted Shares Plans the Board is permitted to make or vary regulations for the administration and operation of the Plan.

In accordance with the rules of the Restricted Shares Plan 2005, 'restricted shares' were granted to the Executive Managers on 19 August 2008. Following acceptance, the Executive Managers were allowed to sell up to 50% of the shares as of that date and during a limited period of 10 days. All Executive Managers accepted the shares. Details of the restricted shares granted in 2008 are shown below.

	Total number of restricted shares granted in 2005	Number of restricted shares sold or transferred in 2008	Number of restricted shares not sold or transferred in 2008	Number of restricted shares not sold or transferred from previous grants
J.P. Votron	32.957	16.479	16.478	0
H. Verwilst	41.229	0	41.229	19,150
G. Mittler	27.964	0	27.964	12,936
K. De Boeck	27.964	11.714	16.250	12,956
F. Dierckx	27.964	0	27.964	12,936
P. van Harten	15.535	0	15.535	5,722

Remuneration Policy

The remuneration of the Executive Managers is determined by the Board of Directors, upon proposals by the Nomination & Remuneration Committee, in compliance with the prerogatives of the General Meeting of Shareholders.

Both the levels and structure of remuneration for Fortis Executive Managers are analysed on an annual basis. At the initiative of the Nomination & Remuneration Committee, Fortis' competitive position is regularly reviewed by and discussed with an internationally recognised firm specialising in compensation and benefits, and compared with that of other major Europe-based international banking and insurance firms and other organisations operating on a global basis.

The remuneration package for the Executive Managers reflects a concept of integrated total direct compensation, combining the following three major components of pay:

- base salary
- annual incentive and
- long-term incentive

In calibrating the various remuneration components, the objective is to position the overall remuneration levels in line with compensation practices of other leading multinational firms. The reference market is a combination of the financial industry on the one hand and of all sectors taken together on the other hand, both at European level and at the level of Belgium and the Netherlands. The variable, performance-related remuneration components are the dominant portion of the total remuneration package of Executive Managers, i.e. the 'pay at risk' portion, which is taken to mean the targeted short and long-term incentives compensation levels, represents at least 60% of the Executive Managers' total compensation.

The above remuneration package is part of a contract providing the main characteristics of the status: the description of the components of the package, the expiry date (between 60 and 65 years), the termination clauses and various other clauses such as confidentiality and exclusivity. As of 1 January 2005, the contracts provide for a termination indemnity, in case of termination without cause at the initiative of Fortis, which equals twice the amount of the base salary, respecting however commitments taken by Fortis before that. With effect from 1 December 2008 the contracts provide for a termination indemnity in accordance with the regulations drawn up by the Belgian government or the Dutch Corporate Governance (Tabaksblatt) Code.

In 2008, a global assessment of the current remuneration policy, including its compliance with the updated global standards as well as clear guidance on the methodology, was launched. More specifically, the criteria of the annual incentive and the current long-term incentive plans would be assessed in order to present alternative schemes following best market practices. However, given the developments and events in the second part of 2008 and in 2009, this review has been deferred.

12 Audit fees

Fees paid to Fortis' auditors for 2008 and 2007 can be broken down into the following components:

- audit fees, which include fees for auditing the statutory and consolidated financial statements, and quarterly and other reports
- audit-related fees, which include fees for work performed on prospectuses, non-standard auditing and advisory services not related to statutory auditing
- fees for tax advice
- other non-audit fees, which include fees for support and advice on acquisitions.

The breakdown of the audit fees for the year ended 31 December is as follows:

	2008		2007	
	Fortis Statutory Auditors	*Other Fortis Auditors*	*Fortis Statutory Auditors*	*Other Fortis Auditors*
Audit fees	6	1	20	3
Audit-related fees	7		6	1
Tax fees			3	
Other non-audit fees		1	8	6
Total	**13**	**2**	**37**	**10**

13 Related parties

Parties related to Fortis include associates, pension funds, joint ventures, Board Members (i.e. non-executive and executive members of the Fortis Board of Directors), Executive Managers, close family members of any individual referred to above, entities controlled or significantly influenced by any individual referred to above and other related entities.

Fortis frequently enters into transactions with related parties in the course of its business operations. Such transactions mainly concern loans, deposits and reinsurance contracts and are entered into under the same commercial and market terms that apply to non-related parties.

Fortis companies may grant credits, loans or bank guarantees in the normal course of business to Board Members and Executive Managers or to close family members of the Board members and close family members of Executive Managers.

At 31 December 2008, no outstanding loans, credits or bank guarantees were granted to Board members and Executive Managers or to close family members of the Board members and close family members of Executive Managers.

Transactions entered into with the following related parties in the year ending 31 December 2008 are summarised below:

- associates and joint ventures
- other related parties such as pension funds and significant minority shareholders in associates.

			2008			*2007*
	Associates and Joint ventures	*Other*	*Total*	*Associates and Joint ventures*	*Other*	*Total*
Income and expenses - Related parties						
Operating, administrative and other expenses	(11)	(2)	(13)	(11)	(1)	(12)

			2008			*2007*
	Associates and Joint ventures	*Other*	*Total*	*Associates and Joint ventures*	*Other*	*Total*
Balance sheet - Related parties						
Investments in associates				426	846	1,272
Due from customers	10		10	620		620
Due from banks				235	124	359
Other assets	1	3	4	422	34	456
Due to customers				177	3	180
Due to banks				1,327	2	1,329
Debt certificates, subordinated liabilities and other borrowings	3		3	392		392
Other liabilities				292	183	475

The changes in related party loans, receivables and advances during the year ended 31 December are as follows:

	Due from banks		Due from customers	
	2008	2007	2008	2007
Related party loans, receivables or advances as at 1 January	**359**	**120**	**633**	**494**
Related party loans, receivables or advances of discontinued operations as at 1 January	(359)		(623)	
Related party loans, receivables or advances of continuing operations as at 1 January			**10**	
Acquisitions/divestments of subsidiaries		208		10
Additions or advances		52	3	421
Repayments		(21)	(3)	(292)
Related party loans, receivables or advances as at 31 December		**359**	**10**	**633**
Impairments as at 1 January		**1**	**13**	**17**
Impairments of discontinued operations as at 1 January			(13)	
Impairments of continuing operations as at 1 January				
Change in impairments				
Reversal of impairments		(1)		1
Recoveries				(5)
Impairments as at 31 December				**13**
Related party loans, receivables or advances as at 31 December		**359**	**10**	**620**

	Due to banks		Due to customers	
	2008	2007	2008	2007
Related party loans, receivables or advances as at 1 January	**1,329**	**394**	**180**	**79**
Related party loans, receivables or advances of discontinued operations as at 1 January	(1,329)		(180)	
Related party loans, receivables or advances of continuing operations as at 1 January				
Acquisitions /divestments of subsidiaries		468		73
Additions or advances		564		741
Repayments		(93)		(713)
Other		(4)		
Related party loans, receivables or advances as at 31 December		**1,329**		**180**

14 Information on segments

14.1 General information

Fortis is now organised into three businesses which are further subdivided into business segments (for details see below):

- Fortis Insurance Belgium
- Fortis Insurance International
- General Account

Fortis' segment reporting reflects the full economic contribution of the businesses of Fortis. The aim is direct allocation to the businesses of all balance sheet and income statement items for which the businesses have full managerial responsibility.

Segment information is prepared based on the same accounting policies as those used in preparing and presenting Fortis' Consolidated Financial Statements (as described in note 2) and by applying appropriate allocation rules.

Transactions between the different businesses are executed under standard commercial terms and conditions.

Allocation rules

In accordance with Fortis' business model, insurance companies report support activities directly in the business.

When allocating balance sheet items to business segments, a bottom-up approach is used based on the products sold to external customers.

For the balance-sheet items not related to products sold to customers, a tailor-made methodology adapted to the specific business model of each reportable segment is applied.

14.2 Fortis Insurance Belgium

Fortis Insurance Belgium offers its products, a comprehensive range of Life and Non-life covers, through several distribution channels. Independent intermediaries service the Private market as well as the small and medium sized enterprise segment. Fortis Insurance Belgium focuses through branches of Fortis Bank Belgium on the retail market. Fortis Employee Benefits offers Group Life and Health-Care solutions and services to large and medium-sized companies.

Fortis Insurance Belgium – Life

Life insurance includes both savings, with investment-focused unit-linked contracts, and traditional products with a guaranteed interest rate.

Fortis Insurance Belgium – Non-life

Non-life insurance includes next to the retail and business targeted Property & Casualty product range (Motor, Fire and Liability) also workmen's' compensation and Accident & Health products.

14.3 Fortis Insurance International

Fortis Insurance International leverages its existing skills in distribution, operations and products from selected European and Asian markets, where it has established leading positions.

Fortis Insurance International – Life

In Life insurance, Fortis Insurance International is active through wholly-owned subsidiaries in France, Germany, Hong Kong, Poland, Russia, Turkey, Ukraine and the United Kingdom. In Portugal, Fortis Insurance International holds a 51% shareholding in Millenniumbcp Fortis. In Luxembourg, Fortis Insurance International holds a 50% shareholding in Fortis Luxembourg Vie, S.A. In Asia, Fortis Insurance International operates through minority shareholdings in Thailand, Malaysia and China.

Fortis Insurance International – Non-life

In Non-life, Fortis Insurance International is active through wholly-owned subsidiaries in Luxembourg and United Kingdom. In Portugal, Non-life is sold through Millenniumbcp Fortis. In Asia, Fortis Insurance International operates through minority shareholdings in Thailand and Malaysia. Non-life also includes the activities of Fortis Reinsurance.

14.4 General Account

The General Account mainly comprises activities not related to the core Insurance business, such as group finance and other holding activities. The General Account includes also the discontinued operations Fortis Bank Belgium, Fortis Bank Netherlands, Fortis Insurance Netherlands and Fortis Corporate Insurance.

14.5 Balance sheet by business segment

	FIB	*FII*	*General*	*Eliminations*	*Total*
					31 December 2008
Assets					
Cash and cash equivalents	2,815	609	2,509		5,933
Assets held for trading	73	6	158		237
Due from banks	177	976	12,740		13,893
Due from customers	2,149	115	1,453	(1,206)	2,511
Investments:					
- *Held to maturity*					
- *Available for sale*	*35,982*	*8,861*	*1,031*	*(1,170)*	*44,704*
- *Held at fair value through profit or loss*	*66*	*50*	*75*		*191*
- *Investment property*	*1,153*	*137*			*1,290*
- *Associates and joint ventures*	*57*	*374*			*431*
	37,258	*9,422*	*1,106*	*(1,170)*	*46,616*
Investments related to unit-linked contracts	5,901	12,177		(38)	18,040
Reinsurance and other receivables	612	557	23	(38)	1,154
Property, plant and equipment	1,073	62			1,135
Goodwill and other intangible assets	281	1,085			1,366
Accrued interest and other assets	1,269	509	250	(43)	1,985
Total assets	**51,608**	**25,518**	**18,239**	**(2,495)**	**92,870**
Liabilities					
Liabilities held for trading	4	19	142		165
Due to banks	1,245	938	6,576		8,759
Due to customers	52	66	30		148
Liabilities arising from Life insurance contracts	18,355	3,509		(9)	21,855
Liabilities arising from Life investment contracts	17,523	4,084			21,607
Liabilities arising from Non-life insurance contracts	2,893	1,432		(36)	4,289
Liabilities related to unit-linked contracts	5,901	12,177			18,078
Debt certificates			4,812	(142)	4,670
Subordinated liabilities	890	25	2,946	(953)	2,908
Other borrowings	42	363	65	(291)	179
Provisions	49	9	13		71
Current and deferred tax liabilities	397	104	183		684
Accrued interest and other liabilities	1,390	350	440	(33)	2,147
Total liabilities	**48,741**	**23,076**	**15,207**	**(1,464)**	**85,560**
Shareholders' equity	2,785	2,009	3,032	(1,031)	6,795
Minority interests	82	433			515
Total equity	**2,867**	**2,442**	**3,032**	**(1,031)**	**7,310**
Total liabilities and equity	**51,608**	**25,518**	**18,239**	**(2,495)**	**92,870**
Number of employees	**5,542**	**4,718**	**114**		**10,374**

							31 December 2007
	FIB	*FII*	*General*	*Eliminations*	*Total new Fortis scope*	*Discontinued Operations*	*Total*
Assets							
Cash and cash equivalents	1,212	623	1,171		3,006	23,354	26,360
Assets held for trading	74	2	130		206	74,594	74,800
Due from banks	1,039	153	11		1,203	117,833	119,036
Due from customers	2,160	103	5,330	(1,710)	5,883	310,425	316,308
Investments:							
- *Held to maturity*						*4,234*	*4,234*
- *Available for sale*	*35,793*	*8,929*	*1,031*	*(1,215)*	*44,538*	*119,551*	*164,089*
- *Held at fair value through profit or loss*	*285*	*123*	*1,194*		*1,602*	*4,591*	*6,193*
- *Investment property*	*1,148*	*163*			*1,311*	*2,345*	*3,656*
- *Associates and joint ventures*	*42*	*324*			*366*	*27,742*	*28,108*
	37,268	*9,539*	*2,225*	*(1,215)*	*47,817*	*158,463*	*206,280*
Investments related to unit-linked contracts	8,155	13,005			21,160	9,960	31,120
Reinsurance and other receivables	690	522	134	(39)	1,307	8,411	9,718
Property, plant and equipment	1,023	39			1,062	2,942	4,004
Goodwill and other intangible assets	263	1,112			1,375	1,964	3,339
Accrued interest and other assets	1,457	450	295	(20)	2,182	78,032	80,214
Total assets	**53,341**	**25,548**	**9,296**	**(2,984)**	**85,201**	**785,978**	**871,179**
Liabilities							
Liabilities held for trading	2		482		484	89,105	89,589
Due to banks	2,728	158	1,006		3,892	188,539	192,431
Due to customers	52	68	25		145	262,153	262,298
Liabilities arising from Life insurance contracts	17,923	3,272		(5)	21,190	15,032	36,222
Liabilities arising from Life investment contracts	16,010	3,860			19,870		19,870
Liabilities arising from							
Non-life insurance contracts	2,752	1,711		(37)	4,426	4,214	8,640
Liabilities related to unit-linked contracts	8,155	13,001			21,156	10,632	31,788
Debt certificates			7,920	(138)	7,782	94,291	102,073
Subordinated liabilities	643	25	1,760	(668)	1,760	20,165	21,925
Other borrowings	50	1,110	1,836	(1,042)	1,954	1,064	3,018
Provisions	21	10			31	868	899
Current and deferred tax liabilities	393	100	230		723	1,767	2,490
Accrued interest and other liabilities	1,359	403	693	(13)	2,442	63,300	65,742
Total liabilities	**50,088**	**23,718**	**13,952**	**(1,903)**	**85,855**	**751,130**	**836,985**
Shareholders' equity	3,176	1,427	(4,656)	(1,081)	(1,134)	34,181	33,047
Minority interests	77	403			480	667	1,147
Total equity	**3,253**	**1,830**	**(4,656)**	**(1,081)**	**(654)**	**34,848**	**34,194**
Total liabilities and equity	**53,341**	**25,548**	**9,296**	**(2,984)**	**85,201**	**785,978**	**871,179**
Number of employees	**5,298**	**4,684**	**181**		**10,163**	**51,847**	**62,010**

14.6 Income statement by business segment split in life and non-life

	FIB	FIB	FII	FII			2008
	Life	Non-life	Life	Non-life	General	Eliminations	Total
Income							
Insurance premiums	4,077	1,465	1,719	1,215		(28)	8,448
Interest income	1,686	146	355	102	914	(114)	3,089
Dividend and other investment income	507	59	17	6	1	(19)	571
Share in result of associates and joint ventures	2		22	3			27
Realised capital gains (losses) on investments	(45)	4	(116)	(1)	18	10	(130)
Other realised and unrealised gains and losses	(128)		(24)	(24)	(202)		(378)
Fee and commission income	127	7	192	106			432
Income related to investments for unit-linked contracts	(1,593)		(1,598)				(3,191)
Other income	121	70	42	92	52	(23)	354
Total income	**4,754**	**1,751**	**609**	**1,499**	**783**	**(174)**	**9,222**
Expenses							
Insurance claims and benefits	(4,754)	(984)	(1,748)	(964)		32	(8,418)
Charges related to unit-linked contracts	1,584		1,635				3,219
Interest expense	(142)	(10)	(69)	(18)	(1,215)	111	(1,343)
Change in impairments	(466)	(7)	(72)	(7)	(20)	14	(558)
Fee and commission expense	(302)	(285)	(169)	(150)	(6)		(912)
Depreciation and amortisation of tangible and intangible assets	(63)	(34)	(70)	(7)			(174)
Staff expenses	(250)	(140)	(84)	(114)	(44)	(12)	(644)
Other expenses	(345)	(159)	(88)	(132)	(187)	42	(869)
Total expenses	**(4,738)**	**(1,619)**	**(665)**	**(1,392)**	**(1,472)**	**187**	**(9,699)**
Profit before taxation	**16**	**132**	**(56)**	**107**	**(689)**	**13**	**(477)**
Income tax expense	(96)	(40)	1	(33)	60		(108)
Result on discontinued operations					(27,412)		(27,412)
Net profit attributable to minority interests	5	1	10	9			25
Net profit attributable to shareholders	**(85)**	**91**	**(65)**	**65**	**(28,041)**	**13**	**(28,022)**

	FIB	FIB	FII	FII			2007
	Life	*Non-life*	*Life*	*Non-life*	*General*	*Eliminations*	*Total*
Income							
Insurance premiums	4,970	1,357	1,611	1,318		(29)	9,227
Interest income	1,684	171	290	94	573	(75)	2,737
Dividend and other investment income	505	66	17	2	12	(20)	582
Share in result of associates and joint ventures	3		46	7			56
Realised capital gains (losses) on investments	233	25	72	14	128	(13)	459
Other realised and unrealised gains and losses	(103)	3	(1)	(4)	(194)		(299)
Fee and commission income	126	5	162	124			417
Income related to investments							
for unit-linked contracts	157		350			(1)	506
Other income	91	71	23	119	71	(26)	349
Total income	**7,666**	**1,698**	**2,570**	**1,674**	**590**	**(164)**	**14,034**
Expenses							
Insurance claims and benefits	(5,796)	(905)	(1,539)	(1,229)		29	(9,440)
Charges related to unit-linked contracts	(157)		(484)				(641)
Interest expense	(382)	(49)	(25)	(24)	(875)	75	(1,280)
Change in impairments	(40)	(5)	(1)	(3)			(49)
Fee and commission expense	(314)	(273)	(139)	(170)	(19)		(915)
Depreciation and amortisation of tangible and							
intangible assets	(53)	(31)	(71)	(8)			(163)
Staff expenses	(236)	(143)	(80)	(123)	(49)	(14)	(645)
Other expenses	(261)	(154)	(86)	(151)	(170)	42	(780)
Total expenses	**(7,239)**	**(1,560)**	**(2,425)**	**(1,708)**	**(1,113)**	**132**	**(13,913)**
Profit before taxation	**427**	**138**	**145**	**(34)**	**(523)**	**(32)**	**121**
Income tax expense	3	(40)	(26)	7	77		21
Result on discontinued operations					3,910		3,910
Net profit attributable to minority interests	5	1	43	9			58
Net profit attributable to shareholders	**425**	**97**	**76**	**(36)**	**3,464**	**(32)**	**3,994**

14.7 Technical result insurance

To analyse the insurance results, Fortis uses the concept of technical result and operating margin.

Technical result mainly includes premiums, fees and allocated financial income, less claims and benefits and less operating expenses. Realised capital gains and losses on investments backing certain insurance liabilities, including separated funds, are part of the allocated financial income and thus included in technical result. Financial income, net of the related investment costs, is allocated to the various Life and Non-life branches based on the investment portfolios backing the insurance liabilities of these branches.

Realised and unrealised capital gains and losses on investments recognised in the income statement, backing the insurance liabilities of the various branches and not allocated to the technical result are included in the operating margin.

The reconciliation of the operating margin to the profit before taxation, includes all income and costs, not allocated to the insurance or investment contracts and thus not reported in the operating margin.

Within its insurance segments Fortis manages its Life and Non-life businesses separately. Life business includes insurance contracts covering risks related to the life and death of individuals. Life business also includes investment contracts with and without discretionary participation features (DPF). Non-life business includes four branches: Accident & Health, Motor, Fire and Other damage to property, covering the risk of property losses or claims liabilities.

The technical result for the different segments and branches and its reconciliation to the profit before taxation is shown below.

	2008		*2007*	
	FIB	*FII*	*FIB*	*FII*
Life technical result	(11)	(24)	242	75
- *Accident & Health*	*74*	*6*	*50*	*11*
- *Motor*		*38*	*54*	*(12)*
- *Fire and other damage to property*	*30*	*57*	*5*	*(48)*
- *Other*	*15*	*8*	*9*	*(7)*
Non-life technical result	119	109	118	(56)
Total technical result	**108**	**85**	**360**	**19**
Capital gains (losses) allocated to operating margin	(68)	(37)	122	27
Operating margin	**40**	**48**	**482**	**46**
Share in result of associates and joint ventures	2	25	3	53
Other result	106	(22)	80	12
Profit before taxation	**148**	**51**	**565**	**111**

14.8 Other segment information on Non-life insurance

The ratios for the Non-life business for the year ended 31 December split by insurance segment are shown below.

	Claims ratio	*Expense ratio*	*Combined ratio*
2008			
Fortis Insurance Belgium	65.0%	35.9%	100.9%
Fortis Insurance International	69.6%	28.8%	98.4%
2007			
Fortis Insurance Belgium	63.7%	36.7%	100.4%
Fortis Insurance International	83.9%	30.1%	114.0%

Claims ratio: the cost of claims, net of reinsurance, as a percentage of the net earned premiums, excluding the internal costs of handling claims.

Expense ratio: expenses as a percentage of the earned premiums, net of reinsurance. Expenses include internal costs of handling claims, plus net commissions charged to the year, less internal investment costs.

Combined ratio: the sum of the claims ratio and the expense ratio.

14.9 Geographic segmentation

Fortis' activities are managed on a worldwide basis. The table below shows key figures based on the location of the Fortis company that has entered into the transaction.

	Net Profit	*Total income*	*Total assets*
31 December 2008			
Benelux	(28,075)	6,358	75,620
Other European countries	44	2,694	15,823
North America			
Asia	9	170	1,427
Other countries			
Total	**(28,022)**	**9,222**	**92,870**
31 December 2007			
Benelux	4,671	10,229	700,841
Other European countries	716	3,518	97,689
North America	(1,602)		52,553
Asia	185	287	19,074
Other countries	24		1,022
Total	**3,994**	**14,034**	**871,179**

Notes to the balance sheet

15 Cash and cash equivalents

Cash includes cash on hand, available balances with central banks and other financial instruments with a term of less than three months from the date on which they were acquired. The composition of Cash and cash equivalents was as follows as at 31 December:

	31 December 2008	*31 December 2007*
Cash on hand	2	782
Balances with central banks readily convertible in cash other than mandatory reserve deposits		795
Due from banks	5,471	20,713
Due from customers, current accounts		2,979
Other	460	1,092
Total	**5,933**	**26,361**
Less: impairments incurred but not reported (IBNR)		(1)
Total cash and cash equivalents	**5,933**	**26,360**

In the line Other EUR 363 million (2007: EUR 348 million) is included relating to money market paper.

16 Assets and liabilities held for trading

16.1 Assets held for trading

The following table provides a specification of the Assets held for trading.

	31 December 2008	31 December 2007
Securities held for trading:		
Treasury bills and other eligible bills		1,107
Debt securities:		
- Government bonds		7,840
- Corporate debt securities		9,424
- Structured credit instruments		3,249
Equity securities		23,766
Total trading securities		**45,386**
Derivatives held for trading		
Over the counter (OTC)	237	28,368
Exchange traded		480
Total trading derivatives	**237**	**28,848**
Other assets held for trading		566
Total assets held for trading	**237**	**74,800**

Details of the derivative financial instruments are shown in note 34. The valuation method for these instruments is set out in note 35.

16.2 Liabilities held for trading

The table below shows the composition of Liabilities held for trading.

	31 December 2008	31 December 2007
Short security sales		56,067
Derivative financial instruments:		
Over the counter (OTC)	165	33,188
Exchange traded		333
Total derivatives held for trading	165	33,521
Other liabilities held for trading		1
Total liabilities held for trading	**165**	**89,589**

16.3 Valuation techniques

The following table provides a specification of the methods used in determining the fair values of trading securities as at 31 December.

	2008	2007
Trading securities (assets):		
Fair values of trading securities supported by observable market data		40,396
Fair values of trading securities obtained through a valuation technique		4,990
Total		**45,386**
Short security sales (liabilities):		
Fair value supported by observable market data		56,067
Fair value obtained through a valuation technique		
Total		**56,067**

17 Due from banks

Due from banks consists of the following:

	31 December 2008	31 December 2007
Interest-bearing deposits	1,107	8,186
Loans and advances	5,751	8,986
Subordinated liabilities	6,662	
Reverse repurchase agreements		65,858
Securities borrowing transactions	35	27,404
Mandatory reserve deposits with central banks		8,229
Held at fair value through profit or loss		213
Other	339	177
Total	**13,894**	**119,053**
Less impairments:		
- specific credit risk	(1)	(12)
- incurred but not reported (IBNR)		(5)
Due from banks	**13,893**	**119,036**

Impairments on Due from banks

Changes in the impairments on Due from banks are as follows:

	2008		2007	
	Specific credit risk	IBNR	Specific credit risk	IBNR
Balance as at 1 January	**12**	**5**	**17**	**8**
Balance of discontinued operations as at 1 January	(12)	(5)		
Balance of continuing operations as at 1 January				
Change in impairments of discontinued operations				(3)
Increase in impairments	1			
Release of impairments				
Write-offs of uncollectible loans			(2)	
Foreign exchange differences and other adjustments			(3)	
Balance as at 31 December	**1**		**12**	**5**

Note 7 describes in greater detail the impairments for Specific credit risk and Incurred but not reported (IBNR).

18 Due from customers

The composition of Due from customers is as follows:

	31 December 2008	31 December 2007
Government and official institutions		5,780
Residential mortgage	1,561	99,376
Consumer loans	10	9,787
Commercial loans	103	138,001
Reverse repurchase agreements		27,763
Securities borrowing transactions		21,460
Policyholder loans	139	142
Financial lease receivables	67	12,037
Factoring		1,914
Other loans	640	1,993
Loans available for sale		212
Held at fair value through profit or loss		1,300
Fair value adjustment from hedge accounting		(1,415)
Total	**2,520**	**318,350**
Less impairments:		
- specific credit risk	(9)	(1,815)
- incurred but not reported (IBNR)		(227)
Due from customers	**2,511**	**316,308**

Financial lease receivables

Receivables related to financial lease agreements as at 31 December are comprised of:

	Minimum lease payments		Present value of the minimum lease payments receivable	
	2008	*2007*	*2008*	*2007*
Gross investment in financial leases:				
Not later than 3 months	2	1,407	1	1,275
Later than 3 months and not later than 1 year	5	2,645	1	2,314
Later than 1 year and not later than 5 years	28	7,267	8	6,155
Later than 5 years	95	2,866	57	2,293
Total	**130**	**14,185**	**67**	**12,037**
Unearned finance income	63	2,148		

Proceeds from financial lease agreements recorded in the income statement in 2008 amounted to EUR 7 million (2007: EUR 7 million).

Impairments on Due from customers

The following table shows the changes in impairments on Due from customers.

	2008		2007	
	Specific credit risk	*IBNR*	*Specific credit risk*	*IBNR*
Balance as at 1 January	**1,815**	**227**	**1,945**	**325**
Balance of discontinued operations as at 1 January	(1,809)	(227)		
Balance of continuing operations as at 1 January	**6**			
Change in impairments of discontinued operations			269	(107)
Acquisitions/divestments of subsidiaries			34	4
Increase in impairments	5			
Release of impairments	(3)		(1)	
Write-offs of uncollectible loans			(321)	
Foreign exchange differences and other adjustments	1		(111)	5
Balance as at 31 December	**9**		**1,815**	**227**

The impairments for Specific credit risk and Incurred but not reported (IBNR) are described in more detail in note 7. The impairment on financial lease receivables included in the amounts above was nil at 31 December 2008 (2007: nil).

19 Investments

The composition of Investments is as follows:

	31 December 2008	31 December 2007
Investments		
- Held to maturity		4,234
- Available for sale	45,018	166,916
- Held at fair value through profit or loss	191	6,193
- Investment property	1,328	3,722
- Associates and joint ventures	431	28,108
Total, gross	**46,968**	**209,173**
Impairments:		
- on investments available for sale	(314)	(2,827)
- on investment property	(38)	(66)
Total impairments	**(352)**	**(2,893)**
Total	**46,616**	**206,280**

19.1 Investments held to maturity

The amortised cost and estimated fair value of Fortis' Investments held to maturity as at 31 December are as follows:

	2008		2007	
	Carrying amount	Fair values	Carrying amount	Fair values
Government bonds			3,933	4,002
Corporate debt securities			301	299
Total investments held to maturity			**4,234**	**4,301**

There were no impairments on Held to maturity investments as at 31 December 2008 and 2007.

19.2 Investments available for sale

The fair value and amortised cost of Available for sale investments including gross unrealised gains and gross unrealised losses is as follows:

	Historical/ amortised cost	*Gross unrealised gains*	*Gross unrealised losses*	*Fair value adjustments from hedge accounting*	*Impairments*	*Fair value*
31 December 2008						
Treasury bills and other eligible bills						
Government bonds	26,997	926	(381)			27,542
Corporate debt securities	15,389	379	(303)		(24)	15,441
Structured credit instruments	535	4	(26)		(95)	418
Private equities and venture capital	4				(1)	3
Equity securities	1,555	20	(91)		(194)	1,290
Other investments	10					10
Total	**44,490**	**1,329**	**(801)**		**(314)**	**44,704**
31 December 2007						
Treasury bills and other eligible bills	313					313
Government bonds	70,530	732	(1,076)	(218)	(4)	69,964
Corporate debt securities	47,582	171	(930)	3	(28)	46,798
Structured credit instruments	36,666	51	(958)	(8)	(2,568)	33,183
Private equities and venture capital	130	150	(11)	(2)	(6)	261
Equity securities	10,983	2,039	(289)	(35)	(199)	12,499
Other investments	863	230			(22)	1,071
Total	**167,067**	**3,373**	**(3,264)**	**(260)**	**(2,827)**	**164,089**

The valuation of equity securities and Government bonds is based on quoted market prices in active markets while the valuation of Corporate debt securities and Structured credit instruments is based on broker quotes. The valuation of private equities and other investments is based on assumptions that are not supported by available observable market data.

Government bonds detailed by country of origin

The government bonds detailed by country of origin are as follows as at 31 December:

	Historical/ amortised cost	*Gross unrealised gains (losses)*	*Fair value adjustments from hedge accounting*	*Impairments*	*Fair value*
31 December 2008					
Belgian national government	4,612	348			4,960
Dutch national government	362	25			387
German national government	515	41			556
Italian national government	8,598	(30)			8,568
French national government	741	68			809
Great Britain national government	565	35			600
Greek national government	5,218	(217)			5,001
Spanish national government	697	41			738
Portuguese national government	2,853	104			2,957
Austrian national government	802	23			825
Finish national government	81	5			86
Other national governments	1,953	102			2,055
Total	**26,997**	**545**			**27,542**
31 December 2007					
Belgian national government	13,408	163	(177)		13,394
Dutch national government	4,428	(33)			4,395
German national government	8,270	(164)			8,106
Italian national government	14,490	(110)	(36)		14,344
French national government	5,725	(92)			5,633
Great Britain national government	1,573	1			1,574
Greek national government	7,736	(40)	(9)		7,687
Spanish national government	1,647	(3)	1		1,645
Portuguese national government	4,569	(41)	(1)		4,527
Austrian national government	2,389	(11)			2,378
Finish national government	1,038	(3)			1,035
Other national governments	5,257	(11)	4	(4)	5,246
Total	**70,530**	**(344)**	**(218)**	**(4)**	**69,964**

Net unrealised gains and losses on Available for sale investments included in equity

	31 December 2008	31 December 2007
Available for sale investments in equity securities and other investments:		
Carrying amount	1,303	13,831
Gross unrealised gains and losses	(71)	2,119
- Related tax	2	(259)
Shadow accounting		(73)
- Related tax	2	19
Net unrealised gains and losses	**(67)**	**1,806**
Available for sale investments in debt securities:		
Carrying amount	43,401	150,258
Gross unrealised gains and losses	599	(2,010)
- Related tax	(185)	502
Shadow accounting	(73)	283
- Related tax	34	(63)
Net unrealised gains and losses	**375**	**(1,288)**

Available for sale investments in equity securities include private equities, venture capital and all other investments, excluding debt securities.

Impairments on Investments available for sale

The following table shows the breakdown of impairments on Investments available for sale.

	31 December 2008	31 December 2007
Impairments on investments available for sale:		
- in equity securities and other investments	(195)	(227)
- in debt securities	(119)	(2,600)
Total impairments on investments available for sale	**(314)**	**(2,827)**

An AFS equity security is automatically presumed to be impaired if the fair value is more than 25% below the weighted average acquisition cost at the reporting date or the fair value is below the weighted average acquisition cost during four (4) consecutive quarters, except if it can clearly be demonstrated on a documented basis that the equity security is not impaired taking into account a number of other triggers.

The changes in impairments on available for sale investments are as follows:

	2008	2007
Balance as at 1 January	**2,827**	**324**
Balance of discontinued operations as at 1 January	(2,704)	
Balance of continuing operations as at 1 January	**123**	
Increase in impairments of discontinued operations		2,572
Increase in impairments of continuing operations	524	46
Release of impairments	(1)	
Reversal on sale/disposal	(331)	(87)
Foreign exchange differences and other adjustments	(1)	(28)
Balance as at 31 December	**314**	**2,827**

19.3 Investments held at fair value through profit or loss

The following table provides information as at 31 December about the Investments that are held at fair value and for which unrealised gains or losses are recorded through profit or loss.

	31 December 2008	*31 December 2007*
Government bonds	7	34
Corporate debt securities	150	364
Structured credit instruments	26	3,429
Private equities and venture capital		1,005
Equity securities	1	1,267
Other investments	7	94
Total investments held at fair value through profit or loss	**191**	**6,193**

Investments held at fair value through profit or loss (except for Other investments) are valued based on quoted market prices.

Other investments include investments related to insurance liabilities where cash flows are contractually or on the basis of discretionary participation features linked to the performance of these assets and whose measurement incorporates current information. This measurement significantly reduces an accounting mismatch that would otherwise arise from measuring assets and liabilities and the related gains and losses on different bases.

The amortised cost of the Debt securities held at fair value through profit or loss as at 31 December 2008 is EUR 551 million (2007: EUR 4,223 million) and the carrying value is EUR 183 million (2007: EUR 3,827 million).

19.4 Structured Credit Instruments

Fortis holds as part of its investment portfolio so called Structured Credit Instruments (SCI). Structured Credit Instruments are securities, created by repackaging cash flows from financial contracts and encompass asset-backed securities (ABS), mortgage-backed securities (MBS) and collaterised debt obligations (CDO's).

At 31 December 2008, the net exposure on the Structured Credit Instruments can be detailed as follows:

	31 December 2008		*31 December 2007*	
	Total net exposure excl. SPV assets	*Total net exposure incl. SPV assets*	*Total net exposure excl. SPV assets*	*Total net exposure incl. SPV assets*
SCI under Assets held for trading (note 16)			3,249	3,886
SCI under Due from Customers (loans available for sale) (note 18)			212	212
SCI under Investments available for sale (note 19.2)	418	418	33,183	33,495
SCI under Investments held at fair value trough profit or loss (note 19.3)	26	26	3,429	3,553
Other			6,169	6,169
Total	**444**	**444**	**46,242**	**47,315**

Special Purpose Vehicles (SPV) assets related in 2007 to investments by entities of Fortis in debt securities of SPV's set up by Fortis for the purpose of asset securitisation or structured debt issuance which were included in the Fortis consolidation scope. The exposure of SPV's was for 2007 mainly reported under the balance sheet captions: Due from Customers (Residential Mortgages) and Due from Banks (Reverse repurchase agreements).

Structured Credit Instruments are measured at fair value using quoted market prices in 2008. In 2007 the Structured Credit Instruments not carried at fair value were mainly related to the asset pools of Scaldis and measured at amortised cost. The fair value measurement of the financial assets, part of the Structured Credit Instruments, could be categorised in 2007 based upon the valuation methods applied:

- category 1: fair values determined in whole or in part, directly by reference to published price quotations in an active market
- category 2: fair values determined, in whole or in part, using a valuation technique based on assumptions that are supported by available observable market data
- category 3: fair values determined, in whole or in part, using a valuation technique based on assumptions that are not supported by available observable market data.

The categorisation within the fair value hierarchy is based upon the lowest level of input that is significant for the fair value measurement. Note 35 'Fair values of financial assets and financial liabilities' contains a description of the valuation methodologies applied for the measurement of the fair value.

The following table presents the financial instruments measured at fair value included in the Structured Credit Instruments by category of fair value measurement, indicating the transparency of the inputs to measure the fair value as at 31 December 2008:

	31 December 2008	*31 December 2007*
Category 1		63%
Category 2	100%	30%
Category 3		7%

The percentages reported for 2007 are based on the net exposure including the assets held by Special Purposes Vehicles of Fortis.

During the second half of 2007 the market circumstances for Structured Credit Instruments changed dramatically leading to a significant decrease in the observability of the data used for market pricing of assets primarily related to US sub prime residential mortgage-related assets, including Asset-Backed Securities (ABS) and Collaterised Debt Obligations (CDO's). Under these market conditions, it was no longer possible for Fortis to value the CDO origination portfolio based on published price quotations as those were no longer available. Consequently, a valuation technique, based on a discounted cash flow model, was applied.

As for other financial assets, Fortis applies a two step approach in the impairment testing process of financial instruments. Firstly, an assessment is made whether objective evidence exists that a financial asset is impaired, followed by the recognition and measurement of an impairment loss. The assessment of objective evidence is based on observable data ('triggers') about loss events.

The Fortis established mandatory triggers concerning CDO products that can lead to an impairment, are the following:

- for all tranches Fortis owns, any Event of Default under the indenture for the issuing CDO
- the downgrade of the tranche to a non-investment grade.

If a mandatory trigger is met, the instrument is considered impaired. Besides the mandatory triggers four judgemental triggers are used:

- overcollateralisation falls below 100%
- interest coverage falls below 100%
- downgrade of any tranche with 1 or more notches below the original rating
- fair value drops below 80% of the acquisition price.

If a judgement trigger is met, further credit quality analysis is undertaken.

19.5 Real estate

Real estate mainly comprises residential, commercial and mixed use real estate, located primarily in the Benelux countries. The following table shows the changes in Real estate for the year ended 31 December.

	2008	2007
Acquisition cost as at 1 January	**4,604**	**3,972**
Acquisition cost of discontinued operations as at 1 January	(2,865)	
Acquisition cost of continuing operations as at 1 January	**1,739**	
Acquisitions/divestments of subsidiaries	30	354
Additions/purchases	28	421
Capital improvements		9
Disposals		(288)
Transfer from (to) property, plant and equipment	(29)	150
Foreign exchange differences	7	(14)
Other	(3)	
Acquisition cost as at 31 December	**1,772**	**4,604**
Accumulated depreciation as at 1 January	**(882)**	**(864)**
Accumulated depreciation of discontinued operations as at 1 January	480	
Accumulated depreciation of continuing operations as at 1 January	**(402)**	
Depreciation expense of discontinued operations		(50)
Depreciation expense of continuing operations	(44)	(39)
Reversal of depreciation due to disposals		71
Other	2	
Accumulated depreciation as at 31 December	**(444)**	**(882)**
Impairments as at 1 January	**(66)**	**(61)**
Impairments of discontinued operations as at 1 January	38	
Impairments of continuing operations as at 1 January	**(28)**	
Change in impairments of discontinued operations		(15)
Increase in impairments charged to income statement	(10)	(2)
Reversal of impairments due to disposals		12
Impairments as at 31 December	**(38)**	**(66)**
Net investment property as at 31 December	**1,290**	**3,656**
Cost of investment property under construction		124

The fair value of Real estate is set out below.

	31 December 2008	31 December 2007
Fair values supported by market evidence	1,479	1,589
Fair value subject to an independent valuation	320	4,083
Total fair value of investment property	**1,799**	**5,672**
Total carrying amount	1,290	3,656
Gross unrealised gain/loss	509	2,016
Taxation	(162)	(561)
Net unrealised gain/loss (not recognised in equity)	**347**	**1,455**

The depreciation of buildings is calculated using the straight-line method to write down the cost of such assets to their residual values over their estimated useful lives. Real estate is split into the following components: structure, closing, techniques and equipment, heavy finishing and light finishing.

The maximum useful life of the components is as follows:

Structure	50 years for offices and retail; 70 years for residential
Closing	30 years for offices and retail; 40 years for residential
Techniques and equipment	20 years for offices; 25 years for retail and 40 years for residential
Heavy finishing	20 years for offices; 25 years for retail and 40 years for residential
Light finishing	10 years for offices, retail and residential

Land has an unlimited useful life and is therefore not depreciated. IT, office and equipment are depreciated over their respective useful lives, which have been determined individually. As a general rule, residual values are considered to be zero.

Property rented out under operating lease

Fortis rents certain assets – mainly property held for investment purposes – to external parties based on operating lease agreements. At 31 December the minimum lease payments to be received from irrevocable agreements amounted to:

	2008	*2007*
Not later than 3 months	32	77
Later than 3 months and not later than 1 year	85	82
Later than 1 year and not later than 5 years	281	313
Later than 5 years	255	376
Total	**653**	**848**

19.6 Investments in associates and joint ventures

The following table provides an overview of the most significant Investments in associates and joint ventures as at 31 December.

	2008	2007
	Carrying amount	*Carrying amount*
Joint ventures		
Banque de La Poste		67
Deltafort		145
Associates		
BAFB		990
BGL Investment Partners		150
Caipora International Finance Coöperatiëve UA		107
Debra International Finance Coöperatiëve UA		210
Mayban Fortis Holding	145	141
Muang Thai Holdings	146	104
NIB Capital Foreign Debt fund V		150
Tai Ping Life	77	69
ABN AMRO		24,201
Leyden Bay B.V.		1,376
Other	63	398
Total	**431**	**28,108**

Companies that Fortis owns and controls jointly with other companies (joint ventures) are measured at net asset value. Fortis group' interests in its principal associates for the year ended 31 December are as follows:

	Total assets	*Total liabilities*	*Total income*	*Total expenses*
2008				
Mayban Fortis Holding	4,198	3,728	970	(934)
Muang Thai Holdings	1,661	1,128	436	(416)
Tai Ping Life	6,381	6,033	2,156	(2,125)
2007				
BGL Investment Partners	591	10	83	(11)
Caipora International Finance Cooperatieve UA	429		35	(18)
Debra International Finance Cooperatieve UA	838		64	(34)
Mayban Fortis Holding	3,964	3,509	469	(425)
Muang Thai Holdings	1,071	913	382	(355)
NIB Capital Foreign Debt fund V	200		21	(2)
BAFB	1,008		21	
Leyden Bay B.V.	1,831		23	(7)
Tai Ping Life	4,377	4,094	2,165	(2,055)

20 Reinsurance and other receivables

The table below shows the components of Reinsurance and other receivables as at 31 December.

	31 December 2008	*31 December 2007*
Reinsurers' share in liabilities arising from insurance and investment contracts	263	956
Receivables from policyholders	408	779
Fees and commissions receivable	35	269
Operating lease receivables		7
Receivables from intermediaries	158	419
Reinsurance receivables	48	312
Factoring receivables		1,959
Receivables related to securities transactions with banks	1	124
Receivables related to securities transactions with customers		1,457
Other	277	3,495
Total gross	**1,190**	**9,777**
Impairments	(36)	(59)
Net total	**1,154**	**9,718**

Other receivables include receivables related to VAT and other indirect taxes.

Changes in impairments of Reinsurance and other receivables

The following table shows the Changes in the impairments of Reinsurance and other receivables.

	2008	*2007*
Balance as at 1 January	**59**	**88**
Balance of discontinued operations as at 1 January	(43)	
Balance of continuing operations as at 1 January	**16**	
Change in impairments of discontinued operations		2
Acquisitions/divestments of subsidiaries		1
Increase in impairments	28	
Release of impairments	(7)	
Write-offs of uncollectible amounts		(7)
Foreign exchange differences and other adjustments	(1)	(25)
Balance as at 31 December	**36**	**59**

Changes in the Reinsurer' share in liabilities arising from insurance and investment contracts

The Changes in the Reinsurer' share in liabilities arising from insurance and investment contracts are shown below.

	2008	*2007*
Balance as at 1 January	**956**	**1,003**
Balance of discontinued operations as at 1 January	(750)	
Balance of continuing operations as at 1 January	**206**	
Acquisitions/divestments of subsidiaries		1
Change in liabilities current year	27	133
Change in liabilities prior years	34	11
Claims paid current year	(1)	(39)
Claims paid prior years	(14)	(73)
Other net additions through income statement	21	(77)
Foreign exchange differences and other adjustments	(10)	(3)
Balance as at 31 December	**263**	**956**

21 Property, plant and equipment

The table below shows the carrying amount for each category of Property, plant and equipment as at 31 December.

	31 December 2008	31 December 2007
Land and buildings held for own use	974	2,537
Leasehold improvements	20	412
Equipment	51	875
Buildings under construction	90	180
Total	**1,135**	**4,004**

Changes in Property, plant and equipment

Changes in Property, plant and equipment for the years 2007 and 2008 are shown below.

					2007
	Land and Buildings held for own use	Leasehold improve-ments	Equipment	Buildings under construction	Total
Acquisition cost as at 1 January	**3,774**	**627**	**1,507**	**247**	**6,155**
Acquisitions/divestments of subsidiaries	10	10	15		35
Additions	171	170	669	83	1,093
Reversal of cost due to disposals	(87)	(20)	(225)		(332)
Transfer from (to) investment property	(9)			(141)	(150)
Foreign exchange differences	(1)	(2)	(33)		(36)
Other	3	(1)		(9)	(7)
Acquisition cost as at 31 December	**3,861**	**784**	**1,933**	**180**	**6,758**
Accumulated depreciation as at 1 January	**(1,242)**	**(332)**	**(1,038)**		**(2,612)**
Acquisitions/divestments of subsidiaries			(2)		(2)
Depreciation expense of discontinued operations	(95)	(53)	(158)		(306)
Depreciation expense of continuing operations	(25)	(2)	(19)		(46)
Reversal of depreciation due to disposals	37	14	157		208
Foreign exchange differences		1	3		4
Other	10	1			11
Accumulated depreciation as at 31 December	**(1,315)**	**(372)**	**(1,057)**		**(2,744)**
Impairments as at 1 January	**(13)**	**(1)**	**(7)**		**(21)**
Increase of impairments charged to the income statement of discontinued operations					
Increase of impairments charged to the income statement of continuing operations					
Reversal of impairments due to disposals	4	1	6		11
Other					
Impairments as at 31 December	**(9)**		**(1)**		**(10)**
Property, plant and equipment as at 31 December	2,537	412	875	180	4,004

					2008
	Land and Buildings held for own use	*Leasehold improve-ments*	*Equipment*	*Buildings under construction*	*Total*
Acquisition cost as at 1 January	**3,861**	**784**	**1,933**	**180**	**6,758**
Acquisition cost of discontinued operations as at 1 January	(2,507)	(739)	(1,760)	(157)	(5,163)
Acquisition cost of continuing operations as at 1 January	**1,354**	**45**	**173**	**23**	**1,595**
Acquisitions/divestments of subsidiaries					
Additions	20	4	18	12	54
Reversal of cost due to disposals	(18)		(6)		(24)
Transfer from (to) investment property	29				29
Foreign exchange differences	(1)		(7)		(8)
Other	(19)	1	10	55	47
Acquisition cost as at 31 December	**1,365**	**50**	**188**	**90**	**1,693**
Accumulated depreciation as at 1 January	**(1,315)**	**(372)**	**(1,057)**		**(2,744)**
Accumulated depreciation of discontinued operations as at 1 January	937	344	931		2,212
Accumulated depreciation of continuing operations as at 1 January	**(387)**	**(28)**	**(126)**		**(532)**
Acquisitions/divestments of subsidiaries					
Depreciation expense	(27)	(2)	(19)		(48)
Reversal of depreciation due to disposals	12		5		17
Foreign exchange differences	1		4		5
Other	3				3
Accumulated depreciation as at 31 December	**(389)**	**(30)**	**(137)**		**(556)**
Impairments as at 1 January	**(9)**		**(1)**		**(10)**
Impairments of discontinued operations as at 1 January	7		1		8
Impairments of continuing operations as at 1 January	(2)				(2)
Divestments of subsidiaries					
Increase of impairments charged to the income statement					
Reversal of impairments credited to the income statement					
Reversal of impairments due to disposals					
Other					
Impairments as at 31 December	**(2)**				**(2)**
Property, plant and equipment as at 31 December	**974**	**20**	**51**	**90**	**1,135**

Amounts in Other in Land and Buildings held for own use and Buildings under construction relate primarily to transfers to and from buildings held for sale.

As at 31 December 2008, there were no amounts included in Property, plant and equipment related to capitalised funding costs (2007: EUR 5 million).

Fair value of Land and buildings held for own use

The fair value of owner-occupied property is set out below.

	31 December 2008	31 December 2007
Total fair value of Land and buildings held for own use	**1,369**	**3,279**
Total carrying amount	974	2,537
Gross unrealised gain/loss	395	742
Taxation	(126)	(226)
Net unrealised gain/loss (not recognised in equity)	**269**	**516**

The depreciation of buildings is calculated using the straight-line method to write down the cost of such assets to their residual values over their estimated useful lives. The real estate is split into the following components: structure, closing, techniques and equipment, heavy finishing and light finishing.

The maximum useful live of the components is as follows:

Structure	50 years for offices and retail; 70 years for residential
Closing	30 years for offices and retail; 40 years for residential
Techniques and equipment	20 years for offices; 25 years for retail and 40 years for residential
Heavy finishing	20 years for offices; 25 years for retail and 40 years for residential
Light finishing	10 years for offices, retail and residential

Land has an unlimited useful life and is therefore not depreciated. IT, office and equipment are depreciated over their respective useful lives, which have been determined individually. As a general rule, residual values are considered to be zero.

22 Goodwill and other intangible assets

Goodwill and other intangible assets as at 31 December are as follows:

	31 December 2008	31 December 2007
Goodwill	531	1,515
VOBA	549	1,007
Purchased software	18	160
Internally developed software	28	292
Other intangible assets	240	365
Total	**1,366**	**3,339**

Goodwill is tested for impairment at least annually by comparing the recoverable amount to the carrying value. Other intangible assets are amortised in accordance with the expected lives of the assets.

Other intangible assets include intangible assets with definite useful lives, such as concessions, patents, licences, trademarks and other similar rights. In general, software is amortised over a maximum of five years and other intangible assets have an expected useful life of 10 years at most.

Value of business acquired (VOBA) is the difference between the fair value at acquisition date and the subsequent book value of a portfolio of contracts acquired separately or in a business combination. VOBA is recognised as an intangible asset and amortised over the income recognition period of the portfolio of contracts acquired.

With the exception of goodwill, Fortis does not have intangible assets with indefinite useful lives.

Changes in Goodwill and other intangible assets

Changes in Goodwill and other intangible assets for the years 2007 and 2008 are shown below.

						2007
	Goodwill	*VOBA*	*Purchased software*	*Internally developed software*	*Other intangible assets*	*Total*
Acquisition cost as at 1 January	**985**	**1,035**	**299**	**67**	**451**	**2,837**
Acquisitions/divestments of subsidiaries	563	318	6		29	916
Additions			105	226	52	383
Adjustments arising from subsequent changes in value of assets and liabilities	1					1
Reversal of cost due to disposals			(19)	(2)		(21)
Foreign exchange differences	(26)	(22)	(1)	(1)	(4)	(54)
Other	(2)	(3)	(7)	5		(7)
Acquisition cost as at 31 December	**1,521**	**1,328**	**383**	**295**	**528**	**4,055**
Accumulated amortisation as at 1 January		**(233)**	**(211)**		**(114)**	**(558)**
Amortisation expense of discontinued operations		(20)	(41)	(3)	(28)	(92)
Amortisation expense of continuing operations		(63)	(4)		(11)	(78)
Acquisitions/divestments of subsidiaries			(1)		(2)	(3)
Reversal of amortisation due to disposals			17			17
Foreign exchange differences		1	1			2
Other		(1)	16		(8)	7
Accumulated amortisation as at 31 December		**(316)**	**(223)**	**(3)**	**(163)**	**(705)**
Impairments as at 1 January	**(6)**	**(2)**			**(10)**	**(18)**
Increase of impairments charged to the income statement of discontinued operations		(3)				(3)
Increase of impairments charged to the income statement of continuing operations						
Divestments of subsidiaries						
Reversal of impairments credited to the income statement						
Other					10	10
Impairments as at 31 December	**(6)**	**(5)**				**(11)**
Goodwill and other intangible assets as at 31 December	**1,515**	**1,007**	**160**	**292**	**365**	**3,339**

						2008
	Goodwill	*VOBA*	*Purchased software*	*Internally developed software*	*Other intangible assets*	*Total*
Acquisition cost as at 1 January	**1,521**	**1,328**	**383**	**295**	**528**	**4,055**
Acquisition cost of discontinued operations as at 1 January	(1,066)	(502)	(335)	(272)	(223)	(2,398)
Acquisition cost of continuing operations as at 1 January	**455**	**826**	**48**	**23**	**305**	**1,657**
Acquisitions/divestments of subsidiaries					1	1
Additions	1		7	11	8	26
Adjustments arising from subsequent changes in value of assets and liabilities	52	(52)			(1)	(1)
Reversal of cost due to disposals					(2)	(2)
Foreign exchange differences	14	16		(2)	(1)	27
Other	10				12	22
Acquisition cost as at 31 December	**532**	**790**	**54**	**32**	**322**	**1,730**
Accumulated amortisation as at 1 January		**(316)**	**(223)**	**(3)**	**(163)**	**(705)**
Accumulated amortisation of discontinued operations as at 1 January		134	192	3	93	423
Accumulated amortisation of continuing operations as at 1 January		**(182)**	**(31)**		**(70)**	**(283)**
Acquisitions/divestments of subsidiaries						
Amortisation expense		(58)	(5)	(4)	(14)	(81)
Reversal of amortisation due to disposals					1	2
Foreign exchange differences		(1)				
Other						
Accumulated amortisation as at 31 December		**(241)**	**(36)**	**(4)**	**(82)**	**(362)**
Impairments as at 1 January	**(6)**	**(5)**				**(11)**
Impairments of discontinued operations as at 1 January	5	5				10
Impairments of continuing operations as at 1 January	**(1)**					**(1)**
Divestments of subsidiaries						
Increase in impairments charged to the income statement					(1)	(1)
Reversal of impairments credited to the income statement						
Other						
Impairments as at 31 December	**(1)**				**(1)**	**(2)**
Goodwill and other intangible assets as at 31 December	**531**	**549**	**18**	**28**	**240**	**1,366**

Impairment on goodwill

Impairment testing on goodwill is performed annually at the end of the year by comparing the recoverable amount of cash-generating units (CGU) to their carrying amount. The recoverable amount is determined by the highest of the value in use or fair value less costs to sell. The type of acquired entity determines the definition of the type of CGU. Currently all CGU's have been defined at (legal) entity level.

The recoverable amount of a CGU is assessed through a discounted cash-flow model of the anticipated future cash flows of the CGU. The key assumptions used in the cash-flow model depend on input reflecting various financial and economic variables, including the risk-free rate in a given country and a premium to reflect the inherent risk of the entity being evaluated. These variables are determined on the basis of management's judgement. If the entity is listed on a stock market, also this market price is considered as an element in the evaluation.

The breakdown of goodwill and impairments for the main cash-generating units as at 31 December 2008 is as follows:

Cash-generating unit (CGU)	*Goodwill amount*	*Impairments*	*Net amount*	*Segment*	*Method used for recoverable amount*
Fortis (UK) Limited (Outright)	15		15	Insurance International	Value in use
Milleniumbcp Fortis Limited	168		168	Insurance International	Value in use
Fortis Asia Holdings	313		313	Insurance International	Value in use
Other	35		35	Insurance International	Value in use
Total	**531**		**531**		

Amortisation of VOBA

Expected amortisation expenses for VOBA from 2008 onwards are as follows:

	2009	*2010*	*2011*	*2012*	*2013*	*Later*
Estimated amortisation of VOBA	55	43	41	37	36	337

23 Accrued interest and other assets

The table below shows the components of Accrued interest and other assets as at 31 December.

	31 December 2008	*31 December 2007*
Deferred acquisition cost	421	1,091
Deferred other charges	91	615
Accrued interest income	1,092	36,894
Accrued other income	7	2,729
Derivatives held for hedging purposes		1,297
Buildings held for sale	112	331
Defined benefit assets	6	34
Deferred tax assets	117	2,500
Current income tax receivable	73	471
Other	66	34,291
Total gross	**1,985**	**80,253**
Impairments		(39)
Accrued interest and other assets	**1,985**	**80,214**

For details on pension plans and related pension assets, see note 9.

Changes in deferred acquisition costs

Changes in deferred acquisition costs related to insurance and investment contracts are shown below.

	2008	*2007*
Balance as at 1 January	**1,091**	**1,057**
Balance of discontinued operations as at 1 January	(689)	
Balance of continuing operations as at 1 January	**402**	
Depreciation expense of discontinued operations		(10)
Acquisitions/divestments of subsidiaries		1
Capitalised deferred acquisition costs	194	199
Depreciation expense	(153)	(145)
Other adjustments including exchange rate differences	(22)	(11)
Balance as at 31 December	**421**	**1,091**

24 Due to banks

The table below shows the components of Due to banks.

	31 December 2008	31 December 2007
Deposits from banks:		
Demand deposits	2,285	10,243
Time deposits	285	77,537
Other deposits	120	298
Total deposits	**2,690**	**88,078**
Repurchase agreements	1,184	69,340
Securities lending transactions		12,560
Advances against collateral	35	21,035
Held at fair value through profit or loss		381
Other	4,850	1,037
Total due to banks	**8,759**	**192,431**

As at 31 December 2008, the line Other includes a 10-year loan from Fortis Bank Belgium of EUR 4,750 million. Fortis has pledged certain assets (i.e. investments and trading assets) for EUR 1,100 million (2007: EUR 104,756 million) against Due to bank outstandings.

Contractual terms of deposit held by banks

Deposits held by banks by year of contractual maturity as at 31 December are as follows:

	2008	2007
2008		87,555
2009	2,601	52
2010		23
2011		19
2012	89	112
Later		317
Total deposits	**2,690**	**88,078**

25 Due to customers

The components of Due to customers are as follows:

	31 December 2008	31 December 2007
Demand deposits		83,847
Saving deposits		50,795
Time deposits		77,568
Other deposits	1	312
Total deposits	**1**	**212,522**
Repurchase agreements		41,857
Securities lending transactions		5,425
Other borrowings	5	2,285
Funds held under reinsurance agreements	113	154
Held at fair value through profit or loss	29	30
Fair value hedge adjustments from hedge accounting		25
Total due to customers	**148**	**262,298**

Fortis has designated financial liabilities classified in Due to customers held at fair value through profit or loss. In accordance with the defined investment strategies, financial assets and financial liabilities, including derivatives, are aggregated in specific portfolios. These portfolios are managed and their performance is measured and reported on a fair value basis.

Maturity dates of customer deposits

The maturity dates of customer deposits as at 31 December are shown below.

	2008	2007
2008		197,600
2009		1,816
2010		1,386
2011		909
2012		1,307
Later	1	9,504
Total customer deposits	**1**	**212,522**

26 Liabilities arising from insurance and investment contracts

The following table provides an overview of the Liabilities arising from insurance and investment contracts as at 31 December.

	Insurance contracts	*Investment contracts*	*Total Life contracts*	*Non-life contracts*	*Other (incl. eliminations)*	*Total*
2008						
Liability for future policyholder benefits	21,586	21,485	43,072		(9)	43,063
Claims reserves				3,535	(36)	3,499
Unearned premiums				782		782
Reserve for policyholder profit sharing	240	86	326	8		334
Shadow accounting adjustment	38	35	73			73
Gross	**21,864**	**21,606**	**43,471**	**4,325**	**(45)**	**47,751**
Reinsurance	(39)		(39)	(260)	36	(263)
Net	**21,825**	**21,606**	**43,432**	**4,065**	**(9)**	**47,488**
2007						
Liability for future policyholder benefits	38,084	19,557	57,641		(1,835)	55,806
Claims reserves				7,122	(16)	7,106
Unearned premiums				1,571		1,571
Reserve for policyholder profit sharing	291	278	569			569
Shadow accounting adjustment	(258)	35	(223)	3	(100)	(320)
Gross	**38,117**	**19,870**	**57,987**	**8,696**	**(1,951)**	**64,732**
Reinsurance	(46)		(46)	(963)	53	(956)
Net	**38,071**	**19,870**	**57,941**	**7,733**	**(1,898)**	**63,776**

Changes in the Liabilities arising from Life insurance and investment contracts (gross of reinsurance) are shown below.

	Life insurance contracts	*Investment contracts*
Balance as at 1 January 2007	**36,938**	**16,680**
Acquisitions/divestments of subsidiaries	685	15
Net additions through income statement	1,357	3,202
Foreign exchange differences	(48)	
Shadow accounting adjustment	(614)	(70)
Transfer between liabilities	(201)	43
Balance as at 31 December 2007	**38,117**	**19,870**
Balance of discontinued operations as at 1 January	(16,922)	
Balance of continuing operations as at 1 January	**21,195**	**19,870**
Acquisitions/divestments of subsidiaries	(19)	2
Net additions through income statement	644	1,700
Foreign exchange differences	38	1
Shadow accounting adjustment	(85)	1
Transfer between liabilities	91	32
Balance as at 31 December 2008	**21,864**	**21,606**

Changes in the Liabilities arising from insurance contracts for Non-life products (gross of reinsurance) are shown below.

		Non-life insurance contracts
Balance as at 1 January 2007		**8,184**
Acquisitions/divestments of subsidiaries		2
Addition to liabilities current year	3,770	
Claims paid current year	(1,735)	
Change in liabilities current year	2,035	
Addition to liabilities prior years	(139)	
Claims paid prior years	(1,285)	
Change in liabilities prior years	(1,424)	
		611
Change in unearned premiums		98
Interest accrual and other changes		(71)
Foreign exchange differences		(131)
Shadow accounting adjustment		3
Balance as at 31 December 2007		**8,696**
Balance of discontinued operations as at 1 January		(4,234)
Balance of continuing operations as at 1 January		**4,462**
Acquisitions/divestments of subsidiaries		
Addition to liabilities current year	1,874	
Claims paid current year	(986)	
Change in liabilities current year	888	
Addition to liabilities prior years	(87)	
Claims paid prior years	(695)	
Change in liabilities prior years	(782)	
		106
Change in unearned premiums		13
Interest accrual and other changes		48
Foreign exchange differences		(304)
Shadow accounting adjustment		
Balance as at 31 December 2008		**4,325**

A Liability Adequacy Testing (LAT) was carried out at year end to assess whether the recognised liabilities are adequate, using current portfolio yields to estimate future cash flows. A similar LAT was carried out, applying current market yields to the investment portfolio, excluding unrealised capital gains to determine future cash flows. The Fortis LAT policy includes harmonised processes and testing to ensure that liabilities arising from insurance and investment contracts are properly monitored, tested and are adequate. This includes a formal process of testing at each reporting date on the level of homogeneous product groups. The testing performed on 2008 year end data confirmed the adequacy of reported liabilities.

The effect of changes in assumptions used to measure the liabilities related to Life and Non-life insurance contracts was not material in 2008 and 2007.

27 Liabilities related to unit-linked contracts

The Liabilities related to unit-linked contracts can be broken down into insurance and investment contracts as follows:

	2008	*2007*
Insurance contracts	1,362	12,453
Investment contracts	16,716	19,335
Total	**18,078**	**31,788**

The following table shows the changes in Liabilities related to unit-linked insurance contracts.

	2008	*2007*
Balance as at 1 January	**12,453**	**11,394**
Balance of discontinued operations as at 1 January	(10,632)	
Balance of continuing operations as at 1 January	**1,821**	
Acquisitions/divestments of subsidiaries		15
Premiums	261	1,830
Payments due to surrenders and maturities	(230)	(950)
Changes in unit value	(432)	131
Other changes	(58)	33
Balance as at 31 December	**1,362**	**12,453**

The following table shows the changes in Liabilities related to unit-linked investment contracts.

	2008	*2007*
Balance as at 1 January	**19,335**	**17,762**
Balance of discontinued operations as at 1 January		
Balance of continuing operations as at 1 January	**19,335**	
Acquisitions/divestments of subsidiaries		68
New deposits	3,052	3,308
Payments due to surrenders and maturities	(3,313)	(2,306)
Changes in unit value	(2,819)	415
Other changes	461	88
Balance as at 31 December	**16,716**	**19,335**

The effect of changes in assumptions used to measure the liabilities related to unit-linked contracts was not material in 2008 and 2007.

28 Debt certificates

The following table shows the types of Debt certificates issued by Fortis and the amounts outstanding as at 31 December.

	31 December 2008	*31 December 2007*
Bons de caisse / Kasbons		5,387
Commercial paper	3,617	74,884
Other		6,278
Total at amortised cost	**3,617**	**86,549**
Held at fair value through profit or loss	1,053	15,524
Total debt certificates	**4,670**	**102,073**

Fortis has pledged certain assets (i.e. mainly investments and trading assets) for EUR nil million (2007: EUR 4,885 million) against Debt certificates outstandings.

Fortis has designated selected Debt certificates with embedded derivatives and corresponding investments as Held at fair value through profit or loss, reducing a potential accounting mismatch. The Debt certificates issued combined with the embedded derivatives, are designated as Held at fair value through profit or loss, thus avoiding the separation of the embedded derivative from the host contract. The nominal value of Debt securities held at fair value through profit or loss was EUR 1,053 million as at 31 December 2008 (2007: EUR 15,610 million) as the Debt securities are directly repayable.

The contractual maturity of the balance outstanding as at 31 December of Debt certificates is shown below.

	2008	*2007*
2008		59,571
2009	4,670	12,786
2010		7,356
2011		7,038
2012		6,766
Later		8,556
Total debt certificates	**4,670**	**102,073**

29 Subordinated liabilities

The following table provides a specification of the Subordinated liabilities as at 31 December.

	31 December 2008	*31 December 2007*
FRESH (see 29.1)	1,229	1,169
CASHES (see 29.2)		2,409
MCS (see 29.3)		2,106
Liability component of subordinated convertible securities	1,229	5,684
Fortis Capital Funding Trust (see 29.4)		600
Fortis Capital Company (see 29.5)		450
Fortis Bank Tier 1 debt securities 2001 (see 29.6)		1,000
Fortis Bank Tier 1 debt securities 2004 (see 29.7)		1,000
Other hybrid and Tier 1 liabilities:		3,050
- Hybrone	500	500
- Nitsh I	487	
- Nitsh II	625	
Fortis Hybrid Financing (see 29.8)	1,612	500
Other subordinated liabilities (see 29.9)	67	10,769
Held at fair value through profit or loss (see 29.10)		1,953
Fair value adjustment from hedge accounting		(31)
Total subordinated liabilities	**2,908**	**21,925**

29.1 FRESH

On 7 May 2002, Fortfinlux S.A. issued undated Floating Rate Equity-linked Subordinated Hybrid capital securities ('FRESH') with a nominal amount of EUR 1,250 million and a denomination of EUR 250,000 each. Coupons on the securities are payable quarterly, in arrears, at a variable rate of 3 month Euribor + 1.35%.

FRESH is issued by Fortfinlux S.A., with Fortis SA/NV and Fortis N.V. acting as Co-obligors. Coupons on FRESH, together with the coupons on CASHES and on MCS (see 29.2 and 29.3), are subordinated to all other loans, subordinated liabilities and preference shares of these entities, but rank senior to ordinary shares. The principal amount of the securities will not be repaid in cash. The sole recourse of the holders of the FRESH against any of the co-obligors with respect to the principal amount are the 39,682,540 Fortis shares that Fortfinlux S.A. has pledged in favour of such holders.

In the event that dividends are not paid on the Fortis shares, or that the dividends to be declared are below a threshold with respect to any financial year (dividend yield < 0,5%), and in certain other exceptional circumstances, payments of coupons are made in accordance with a so called Alternative Coupon Satisfaction Method (ACSM). The ACSM implies that new Fortis shares will be issued and subsequently sold in the market and the proceeds will be used to satisfy the coupon payment to bondholders. If the ACSM is triggered and there is insufficient available authorised capital to settle the ACSM obligation, the coupon settlement is postponed up to the moment that the ability to issue shares is restored. Because of these characteristics FRESH is treated as part of regulatory Tier 1 capital.

Fortis' announcement on 15 March 2009 not to declare a dividend for the 2008 financial year triggered the ACSM on the FRESH, which will apply on the full quarterly coupon periods after this date, the first ranging from 8 May up to 7 August 2009. This mandatory ACSM to satisfy coupons will last until Fortis' announcement to resume an (interim-) dividend payment again.

To use the ACSM Fortis needs to issue new shares; Fortis also announced on 15 March 2009 that the issuance of new shares by the Board of Directors out of the authorised capital will only be possible after the shareholders have passed resolutions approving the proposals to reduce the capital of Fortis SA/NV, with due regard for the two month waiting period, and provided that Fortis shares are then trading higher than EUR 0.84. This implies that the quarterly coupon payments are postponed from the above period until the moment that the above conditions are met. Fortis will first have to satisfy the postponed coupon payments using ACSM, before it can resume a dividend payment. There is no accrued interest applicable on the postponed ACSM coupons.

The FRESH has no maturity date, but may be exchanged into Fortis shares at a price of EUR 31.50 per share at the discretion of the holder. From 7 May 2009, the bonds will be automatically exchanged into Fortis shares if the price of the Fortis share is equal to or higher than EUR 47.25 on twenty consecutive stock exchange business days.

The FRESH is recorded in the balance sheet as at 31 December as follows:

	2008	2007
Equity component as at 1 January	**266**	**266**
Equity component of discontinued operations as at 1 January		
Equity component of continuing operations as at 31 December	**266**	**266**
Liability component		
Balance as at 1 January	1,169	1,108
Interest expense	136	128
Interest paid	(76)	(67)
Balance as at 31 December	**1,229**	**1,169**

The net amounts collected were separated into a liability and an equity component at the date of issuance of the FRESH. The equity component is related to the embedded derivative included in the FRESH. The liability component was calculated based on the net discounted value of the expected cash flows related to the instrument. The difference between the amounts collected and the liability component forms the equity component and is reported net of deferred tax.

29.2 CASHES

On 19 December 2007, Fortis Bank nv-sa issued Convertible And Subordinated Hybrid Equity-linked Securities ('CASHES') with a nominal amount of EUR 3 billion and a denomination of EUR 250,000 each. Coupons on the securities are payable quarterly, in arrears, at a variable rate of 3 month Euribor + 2.0%.

When the CASHES were issued, Fortis SA/NV and Fortis N.V. issued 125.313.283 shares for a total amount of EUR 2.35 billion and placed these shares at a third party; with the proceeds of this issue Fortis recapitalized Fortis Bank nv-sa. In a second step Fortis Bank in turn used the proceeds of this recapitalisation to buy these shares from the third party. In a third step Fortis Bank issued EUR 3 billion CASHES, with Fortis SA/NV and Fortis N.V. acting as co-obligors. This instrument will only be reimbursed by Fortis Bank by exchanging them against the acquired Fortis shares; the principal amount of the securities will not be repaid in cash. The underlying Fortis shares are the only recourse for the holders of the CASHES; Fortis Bank pledged these shares in favour of the holders.

CASHES is issued by Fortis Bank nv-sa, with Fortis SA/NV and Fortis N.V. acting as Co-obligors. Coupons on CASHES, together with the coupons on FRESH and MCS (see 29.1 and 29.3), are subordinated to all other loans, subordinated liabilities and preference shares of these entities, but rank senior to ordinary shares.

In the event that dividends are not paid on the Fortis shares, or that the dividends to be declared are below a threshold with respect to any financial year (dividend yield < 0,5%), and in certain other circumstances, payments of coupons are made in accordance with a so called ACSM (see 29.1). If the ACSM is triggered and there is insufficient available authorised capital to settle the ACSM obligation, the coupon settlement is postponed up to the moment that the ability to issue shares is restored. Because of these characteristics the EUR 650 million difference between the initial value of the Fortis shares and the issued principal amount of CASHES, representing the exchange option premium, together with the EUR 2.35 billion capitalisation, is treated as regulatory Tier 1 capital at the level of Fortis Bank.

Fortis announcement on 15 March 2009 not to declare a dividend for the 2008 financial year triggered the ACSM on the CASHES, which will apply on the full quarterly coupon periods after this date, the first ranging from 20 March up to 19 June 2009. This mandatory ACSM to satisfy coupons will last until Fortis' announcement to resume an (interim-) dividend payment again.

To use the ACSM, Fortis needs to issue new shares; Fortis also announced on 15 March 2009 that the issuance of new shares by the Board of Directors out of the authorised capital will only be possible after the shareholders have passed resolutions approving the proposals to reduce the capital of Fortis SA/NV, with due regard for the two month waiting period, and provided that Fortis shares are then trading higher than EUR 0.84. This implies that the quarterly coupon payments are postponed from the above period until the moment that the above conditions are met. Fortis will first have to satisfy the postponed coupon payments using ACSM, before it can resume a dividend payment. There is no accrued interest applicable on the postponed ACSM coupons.

The CASHES have no maturity date, but may be exchanged into Fortis shares at a price of EUR 23.94 per share at the discretion of the holders. From 19 December 2014, the bonds will be automatically exchanged into Fortis shares if the price of the Fortis share is equal to or higher than EUR 35.91 on twenty consecutive stock exchange business days.

Although the CASHES is part of discontinued operations the conditions of the instrument dealing with the situation that Fortis does not pay a (sufficient) dividend remain in place and cause ACSM settlement of the coupon by Fortis, regardless of the fact that CASHES is part of the discontinued operations, in which case Fortis has recourse against Fortis Bank for the full value of the coupon paid.

The CASHES is recorded in the balance sheet as at 31 December as follows:

Equity component as at 1 January 2008	**540**
Equity component of discontinued operations as at 1 January	(540)
Equity component of continuing operations as at 31 December	
Liability component	
Balance as at 1 January 2007	
Issued	2,406
Interest expense	6
Interest paid	(3)
Balance as at 31 December 2007	**2,409**
Balance as at 1 January 2008	**2,409**
Liability component of discontinued operations as at 1 January 2008	(2,409)
Liability component of continuing operations as at 1 January 2008	

The net amounts collected were separated into a liability and an equity component at the date of issuance of the CASHES. The equity component is related to the embedded derivative included in the CASHES. The liability component was calculated based on the net discounted value of the expected cash flows related to the instrument. The difference between the amounts collected and the liability component forms the equity component and is reported net of deferred tax.

29.3 MCS

On 7 December 2007, Fortis Bank Nederland (Holding), with Fortis Bank nv-sa, Fortis SA/NV and Fortis N.V. acting as co-obligors, issued Mandatory Convertible Securities ('MCS') with a nominal amount of EUR 2 billion and a denomination of EUR 250,000 each.

MCS, together with the coupons on FRESH and CASHES (see 29.1 and 29.2) is subordinated to all other loans, subordinated liabilities and preference shares of these entities, but rank senior to ordinary shares.

Coupons on the securities are payable semi-annually, in arrears, at a rate of 8.75% annually. The coupon payment is at the discretion of Fortis Bank Nederland (Holding), however must be paid when Fortis declares a dividend in the 12 months prior to the coupon date. A breach of minimum solvency levels at Fortis Bank Nederland (Holding) would lead to an accelerated conversion using an ACSM for unpaid coupons. Because Fortis announced on 15 March 2009 not to declare a dividend for the 2008 financial year, while there was also no interim dividend payment during 20087, Fortis Bank Nederland (Holding) is entitled to use this discretion for the semi annual coupon payment that is scheduled on 7 June 2009.

Because of these characteristics and the mandatory convertible nature of the instrument, the MCS is treated as part of regulatory Tier 1 capital at the level of Fortis Bank Nederland (Holding).

The MCS will be converted mandatorily on 7 December 2010 into a number of Fortis shares that depends on the then prevailing share price, with a minimum of 87,822,374 and a maximum of 105,386,849 shares. Early conversion of all bonds is possible at the maximum number of shares at the option of the issuers, while individual MCS-holders can opt for early conversion at the minimum number of shares, or in case the free float in issued and outstanding Fortis shares is less than 50%.

This security is part of discontinued operations. However, the conversion of the instrument for the above mentioned Fortis shares remains in place. According to agreements entered into between the parties, Fortis Bank Nederland (Holding) should compensate Fortis by issuing new shares to Fortis SA/NV and Fortis N.V. for the stock settlement at conversion; this compensation is disputed by the Dutch State, after it took control over Fortis Bank Nederland (Holding).

At conversion of the MCS, Fortis will record a EUR 2 billion increase of its equity against a EUR 2 billion receivable on new Fortis Bank Nederland (Holding) shares to be received from Fortis Bank Nederland (Holding). In the event that the Dutch State successfully disputes this claim, Fortis will need to record an impairment on this receivable, subject to the level of compensation that will be agreed upon.

The MCS is recorded in the balance sheet as at 31 December is as follows:

Equity component as at 1 January 2008	**(131)**
Equity component of discontinued operations as at 1 January	(131)
Equity component of continuing operations as at 31 December	
Liability component	
Balance as at 1 January 2007	
Issued	2,107
Interest expense	11
Interest paid	(12)
Balance as at 31 December 2007	**2,106**
Balance as at 1 January 2008	**2,106**
Liability component of discontinued operations as at 1 January 2008	(2,106)
Liability component of continuing operations as at 1 January 2008	

The net amounts collected were separated into a liability and an equity component at the date of issuance of the MCS. The equity component is related to the embedded derivative included in the MCS. The liability component was calculated based on the net discounted value of the expected cash flows related to the instrument. The difference between the amounts collected and the liability component forms the equity component and is reported net of deferred tax.

29.4 Fortis Capital Funding Trusts

The Fortis Capital Funding Trusts issued non-cumulative, perpetual trust capital securities in 1999, guaranteed by ASR Levensverzekering N.V. and Fortis SA/NV and Fortis N.V., of which EUR 50 million at a quarterly fixed interest rate of 6.25% per annum, EUR 200 million at a 5.5% fixed annual rate and EUR 400 million at three-month Euribor plus 1.30 %. ASR announced on 26 March 2009 not to call the instrument at 26 April 2009 and instead will plan to exchange the instrument to another instrument in the course of 2009. The coupon on the EUR 200 million tranche and the EUR 400 million tranche will change into three-month Euribor plus 2.30%. The coupon payment is conditional on ASR Levensverzekering keeping a solvency ratio of at least 200% of the regulatory required minimum. Because of these characteristics, this instrument classifies as part of regulatory capital at the level of ASR Levensverzekering N.V.

This security is part of discontinued operations; however, the parental guarantee entails that if ASR Levensverzekering breaches the mentioned minimum solvency level while Fortis would declare a dividend, Fortis SA/NV en Fortis N.V. will be held liable for the coupon payments during one year after declaration of such a dividend without any possibility of recourse against ASR Levensverzekering. Fortis announced on 15 March 2009 not to pay a dividend. As long as Fortis does not resume a dividend payment, no claims can be made against Fortis, regardless the evolution of the solvency of ASR Levensverzekering. This contingent liability stops existing at the exchange of the instrument by ASR.

29.5 Fortis Capital Company

Fortis Capital Company issued non-cumulative, non-voting, perpetual preference shares in 1999 with a nominal value of EUR 450 million, which benefit from a support agreement entered into by Fortis SA/NV and Fortis N.V. and entitle the holder to an annual dividend at a rate of 6.25% until 29 June 2009 and, because Fortis Bank Nederland (Holding) decided not to call the instrument, at a rate of Euribor + 2.60% thereafter. Fortis Capital Company in turn on-lent the proceeds to Fortis Bank Nederland (Holding) N.V. in the form of a subordinated loan. Because of these characteristics, this instrument classifies as part of regulatory capital at the level of Fortis Bank Nederland (Holding) N.V.

This security is part of discontinued operations; however, the parental support agreement entails that, as long as any of the supporting companies is paying a dividend on its ordinary shares in any given financial year, the supporting companies will make available to Fortis Capital Company such additional funds as necessary to allow it to pay the dividend on the preference shares. This would be the case if, for solvency reasons, Fortis Bank Nederland (Holding) would not pay interest on the subordinated loan.

Fortis Capital Company announced on 26 March 2009 not to call the instrument in 2009. As a result of this decision holders of these preference shares may either elect to stay in the instrument and receive a coupon of 3 months Euribor + 2.6%, or to elect to exchange their shares for Fortis ordinary shares, to be delivered by Fortis. Following the election for exchange by the holders of the preference shares, Fortis Capital Company may decide that the preference shares will be redeemed against cash to be delivered by Fortis, instead of through delivery of Fortis ordinary shares, provided that DNB and CBFA consent to this cash redemption.

Fortis is currently legally prevented from issuing new shares until two capital reductions, that are proposed to the shareholder meeting of 28 April 2009, have been approved and become effective. Fortis is therefore not in a position to deliver new shares to Fortis Capital Company in the event that holders would elect for stock settlement and may need to deliver cash or shares that are bought back from the market. In line with what is foreseen in the underlying documentation with the aim of maintaining the Tier 1 capital of Fortis Bank Nederland (Holding) N.V., if Fortis would be asked to fulfil its commitments, it is Fortis' position that it is entitled to be compensated through delivery of a subordinated loan, preference or ordinary shares of Fortis Bank Nederland (Holding) or any other compensation acceptable in the given circumstances.

29.6 Fortis Bank Tier 1 debt securities 2001

Fortis Bank nv-sa issued EUR 1,000 million redeemable perpetual cumulative coupon debt securities in 2001, which benefit from a support agreement entered into by Fortis SA/NV and Fortis N.V., at an interest rate of 6.50% until 26 September 2011 and 3-month Eurobor + 2.37% thereafter. In case the solvency of Fortis Bank would drop below certain thresholds, the coupon payment is satisfied using ACSM (see 29.1). Because of these characteristics, this instrument classifies as part of regulatory capital at the level of Fortis Bank.

This security is part of discontinued operations; however, the parental support agreement entails that if Fortis Bank's solvency would drop below the threshold level or if Fortis Bank so elects, the coupon is satisfied via ACSM through the issue by Fortis of ordinary shares, for which Fortis Bank would need to compensate Fortis SA/NV and Fortis N.V through the contribution in their capital of ordinary shares or profit-sharing certificates issued by Fortis Bank. The support agreement gives bondholders the option, in case Fortis Bank would not call the instrument in 2011, to ask Fortis SA/NV and Fortis N.V. to settle the principal amount of the instrument through the issue of Fortis shares. In turn, these entities have the option to settle the principal amount of the securities in cash instead. In both cases, Fortis would be compensated for this settlement through the receipt of the perpetual claim on Fortis Bank.

29.7 Fortis Bank Tier 1 debt securities 2004

Fortis Bank issued EUR 1,000 million perpetual securities in 2004, which benefit from a support agreement entered into by Fortis SA/NV and Fortis N.V., at an interest rate of 4.625% until 27 October 2014 and 3-month Eurobor + 1.70% thereafter. In case the solvency of Fortis Bank would drop below certain thresholds, the coupon payment is satisfied using ACSM (see 29.1). Because of these characteristics, this instrument classifies as part of regulatory capital at the level of Fortis Bank.

This security is part of discontinued operations; however, the parental support agreement entails that if Fortis Bank's solvency would drop below the threshold level or if Fortis Bank so elects, the coupon is satisfied via ACSM through the issue by Fortis of ordinary shares, for which Fortis Bank would need to compensate Fortis SA/NV and Fortis N.V. through the contribution in their capital of ordinary shares issued by Fortis Bank.

29.8 Fortis Hybrid Financing

In 2006, Fortis incorporated a special purpose company named 'Fortis Hybrid Financing' in the form of a Luxembourg limited liability company. Its sole purpose was to provide a vehicle for raising solvency capital for Fortis SA/NV and Fortis N.V. and its (former) operating companies, by issuance of securities which rank pari passu among themselves, and investing the proceeds thereof in instruments (other than ordinary share capital) issued by any of the (former) Fortis operating companies that qualified as solvency for these entities. The securities issued by Fortis Hybrid Financing are perpetual and not redeemable at the option of the holders, but only at the option of the issuer. The securities have the benefit of a support agreement and a subordinated guarantee entered into by Fortis SA/NV and Fortis N.V.

Fortis Hybrid Financing issued EUR 500 million securities called "Hybrone" in 2006, at an interest rate of 5.125% until 20 June 2016 and 3-month Euribor + 2.00% thereafter. In 2008 it issued US$ 750 million securities called 'Nitsh I' at an interest rate of 8.25% and an issuer's option to redeem on 27 August 2013 or any subsequent coupon date, and EUR 625 million securities called 'Nitsh II' at an interest rate of 8.0% and an issuer's option to redeem on 20 June 2012 or any subsequent coupon date.

The proceeds of these loans were on-lent in hybrid format to Fortis Insurance Belgium for EUR 750 million and to Fortis Bank for EUR 913 million. The latter company is part of discontinued operations. These operating entities continue to service the coupon payments on their on-loans in cash as long as these entities do not breach certain minimum solvency levels. As long as coupons on the on-loans are served in cash, Fortis Hybrid Financing will continue to serve the coupon payments on its obligations in cash as well. If the coupon payments on the on-loans would be replaced by deliverance of shares of the mentioned entities because their solvency would not permit them to pay in cash, Fortis would be obliged under the support agreement to contribute to Fortis Hybrid Financing such funds as necessary to allow it to pay the coupon in any year that Fortis declares a dividend or, alternatively, to pay the coupon through the ACSM instead.

In case Fortis would breach regulatory minimum solvency levels or in case consolidated assets are less than the sum of liabilities, excluding liabilities not considered senior debt, this coupon payment would be replaced by a settlement through ACSM (see 29.1).

29.9 Other subordinated liabilities

The EUR 67 million Other subordinated liabilities at year end 2008 include subordinated private loans, of which EUR 29 million maturing in 2009 and EUR 38 million maturing in 2012; the average interest rate is 6%. Besides EUR 97 million subordinated private loans that should be compared to 2008, the Other subordinated liabilities included subordinated debt securities denominated in various currencies of discontinued operations for an amount of EUR 10,610 million with an average interest rate of 5.0%. Of this amount EUR 158 million referred to perpetual loans denominated in various currencies.

29.10 Held at fair value through profit and loss

In 2007 Fortis had designated selected subordinated liabilities and corresponding investments to be valued at fair value through profit or loss, reducing an accounting mismatch. These liabilities are all part of discontinued operations.

30 Other borrowings

The table below shows the components of Other borrowings as at 31 December.

	2008	2007
Obligation to return securities		1,605
Finance lease obligations	9	82
Private loans		646
Deposits related to margin accounts and collateral		195
Other	170	490
Total other borrowings	**179**	**3,018**

The line other relates in 2008 mainly to the financing of real estate investments.

Finance lease obligations

Fortis' obligations under finance lease agreements are detailed in the table below.

	Minimum lease payments		*Present value minimum lease payments*	
	2008	*2007*	*2008*	*2007*
Not later than 3 months	1	42	1	42
Later than 3 months and not later than 1 year	5	14	4	13
Later than 1 year and not later than 5 years	2	26	1	23
Later than 5 years	4	5	3	4
Total	**12**	**87**	**9**	**82**
Future finance charges	3	5		

Other

Other borrowings, excluding finance lease obligations, are classified by remaining maturity in the table below.

	2008	*2007*
Not later than 3 months	8	2,009
Later than 3 months and not later than 1 year	19	161
Later than 1 year and not later than 5 years	69	391
Later than 5 years	74	375
Total	**170**	**2,936**

31 Provisions

The table below shows the breakdown of Provisions as at 31 December.

	31 December 2008	*31 December 2007*
Credit commitments		447
Restructuring		59
Other	71	393
Total provisions	71	**899**

Other provisions consist of provisions for tax litigations and legal litigations. The tax and legal litigation provisions are based on best estimates available at the year end based on the opinion of legal and tax advisors. The timing of the outflow of cash related to these provisions is by nature uncertain given the unpredictability of the outcome and the time involved in concluding litigations.

Changes in Provisions during the year are as follows:

	Credit commitments	*Restructuring*	*Other*	*Total*
At 1 January 2007	**230**	**149**	**438**	**817**
Acquisition and divestment of subsidiaries			(53)	(53)
Increase of provisions of discontinued operations	370	47	69	486
Increase of provisions of continuing operations			7	7
Reversal of unused provisions of discontinued operations	(151)	(96)	(21)	(268)
Reversal of unused provisions of continuing operations			(4)	(4)
Utilised during the year		(29)	(41)	(70)
Accretion of interest of discontinued operations				
Accretion of interest of continuing operations				
Foreign exchange differences	(4)		2	(2)
Other	2	(12)	(4)	(14)
At 31 December 2007	**447**	**59**	**393**	**899**
At 1 January 2008				
Balance of discontinued operations as at 1 January	(447)	(59)	(363)	(869)
Balance of continuing operations as at 1 January			**30**	**30**
Acquisition and divestment of subsidiaries				
Increase of provisions			52	52
Reversal of unused provisions			(1)	(1)
Utilised during the year			(10)	(10)
Accretion of interest				
Foreign exchange differences				
Other				
At 31 December 2008			**71**	**71**

32 Current and deferred tax liabilities

The table below summarises the tax position as at 31 December:

			2008			2007
	Current	Deferred	Total	Current	Deferred	Total
Assets	73	117	190	471	2,500	2,971
Liabilities	75	609	684	1,133	1,357	2,490

Tax assets are included under Accrued interest and other assets (see note 23).

The components of deferred tax assets and deferred tax liabilities as at 31 December are shown below.

	Balance sheet		Income statement	
	2008	2007	2008	2007
Deferred tax assets:				
Assets held for trading (trading securities / derivative financial instruments /other assets held for trading)		38		(109)
Liabilities held for trading (short security sales / derivative financial instruments / other liabilities held for trading)		213		(37)
Investments (Held to maturity/Available for sale)	6	414	(2)	(17)
Investment property	6	11	1	2
Property, plant and equipment	11	36	(3)	(3)
Intangible assets (excluding goodwill)		5		3
Insurance policy and claim reserves	233	430	(36)	(86)
Due from customers		194		42
Impairments on loans		167		(54)
Debt certificates and subordinated liabilities		46		25
Provisions for pensions and post-retirement benefits	57	352	(10)	(33)
Other provisions	51	258	8	88
Accrued expenses and deferred income	1	44		15
Unused tax losses	144	1,473	48	1,150
Other	55	156	1	(107)
Gross deferred tax assets	**564**	**3,837**	**7**	**879**
Unrecognised deferred tax assets	(124)	(161)	(48)	(51)
Net deferred tax assets	**440**	**3,676**	**(41)**	**828**
Deferred tax liabilities related to:				
Assets held for trading (trading securities / derivative financial instruments/other assets held for trading)	(14)	527	18	(284)
Liabilities held for trading (short security sales / derivative financial instruments / other liabilities held for trading)		1		(1)
Investments (Held to maturity/Available for sale)	181	101	(19)	44
Investment property	84	114	(13)	(2)
Property, plant and equipment	230	539	9	10
Intangible assets (excluding goodwill)	83	189	12	(44)
Due from customers	3	84		45
Impairments on loans		9		(1)
Debt certificates and subordinated liabilities		36		(11)
Other provisions		132		(5)
Deferred policy acquisition costs	38	164	1	11
Deferred expense and accrued income	2	84		(16)
Tax exempt realised reserves	48	50	2	2
Other	277	503	37	195
Total deferred tax liabilities	**932**	**2,533**	**47**	**(57)**
Deferred tax income (expense)			**6**	**771**
Net deferred tax	**(492)**	**1,143**		

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same taxation authority. The amounts offset in the balance sheet are:

	2008	*2007*
Deferred tax asset	117	2,500
Deferred tax liability	609	1,357
Net deferred tax	**(492)**	**1,143**

At 31 December 2008, the aggregate deferred and current tax relating to items that are charged to equity amounts to EUR 135 million and EUR 12 million respectively (2007: EUR 144 million negative respectively EUR 4 million).

Deferred tax assets are recognised to the extent that it is probable that there will be sufficient future taxable profit against which the deferred tax asset can be utilised. No deferred tax assets have been recognised on unused tax losses and unused tax credits of EUR 412 million (2007: EUR 698 million) that can be carried forward unlimited in time.

Deferred tax assets depending on future taxable profits in excess of profits arising from the reversal of existing taxable temporary differences amount to EUR 123 million (2007: EUR 848 million) and have been recognised based on the expectation that sufficient taxable income will be generated in future years to utilise these deferred tax assets.

33 Accrued interest and other liabilities

The composition of Accrued interest and other liabilities as at 31 December is as follows:

	31 December 2008	*31 December 2007*
Deferred revenues	23	769
Accrued interest expense	364	33,863
Accrued other expenses	126	2,737
Derivatives held for hedging purposes		246
Defined benefit liabilities	330	3,105
Other employee benefit liabilities	139	1,346
Accounts payable	205	1,405
Due to agents, policyholders and intermediaries	329	1,110
VAT and other taxes payable	85	252
Dividends payable	43	51
Policyholder dividends payable	1	1
Due to reinsurers	43	161
Other liabilities	459	20,696
Total	**2,147**	**65,742**

At 31 December 2008 Fortis held no derivatives for hedging purposes. In 2007, EUR 243 million was related to fair-value hedges and EUR 3 million to cash-flow hedges. The hedging strategies are further explained in note 7.

Further details on Defined benefit liabilities can be found in note 9. Other employee-benefit liabilities relate to other long-term employee benefits (see note 9), social-security charges and termination benefits.

All purchases and sales of financial assets requiring delivery within the time frame established by regulation or market convention are recognised on the trade date, i.e. the date when Fortis becomes a party to the contractual provisions of the instrument.

Included under Other liabilities is the Relative Performance Note (RPN). This instrument was concluded between Fortis Bank nv-sa and Fortis SA/NV. This instrument effectively transfers the net fair value movements of the Fortis shares and the CASHES from Fortis Bank to Fortis. The fair value of the Relative Performance Note is very volatile and amounted at 31 December 2008 at EUR 30 million.

The line Other includes no amount regarding the carrying value of non-derivative financial instruments designated as hedging instruments in net investment hedges (2007: EUR 1,784 million) and no amount related to non-derivative financial liabilities designated as hedging instruments in fair value hedges (2007: EUR 834 million).

34 Derivatives

Derivatives include forwards, futures, swaps and option contracts, all of which derive their value from underlying interest rates, foreign exchange rates, commodity values, equity instruments or credit instruments.

A derivative contract may be traded either on an exchange or over-the-counter ('OTC'). Exchange traded derivatives, which include futures and option contracts, are standardised and generally do not involve significant counterparty risk due to the margin requirements of the individual exchanges. OTC derivative contracts are individually negotiated between contracting parties. Financial instruments can also include embedded derivatives, i.e. components of a hybrid (combined) instrument that also includes a non-derivative host contract, with the effect that some of the cash flows of the combined instrument vary similar to a stand-alone derivative.

The notional amounts of derivative contracts are not recorded in the balance sheet as assets or liabilities and do not represent the potential for gain or loss associated with such transactions. The exposure to the credit risk associated with counterparty non-performance is limited to the positive fair value of the derivative contracts.

Interest rate swaps are contractual agreements between two parties to exchange periodic payments in the same currency, each of which is computed on a different interest rate basis. Most interest rate swaps involve the net exchange of payments calculated as the difference between the fixed and floating interest rate payments. Fortis uses interest rate swaps to modify the interest rate characteristics of certain assets and liabilities. For example, based on long-term debt, an interest rate swap can be entered into to convert a fixed interest rate instrument into a floating interest rate instrument, in order to reduce the interest rate mismatch. Fortis also uses interest rate swaps to hedge the risk of price fluctuations of the trading securities.

Interest rate futures are exchange traded instruments and represent commitments to purchase or sell a designated security or money market instrument at a specified future date and price.

Interest rate forward agreements are OTC derivative instruments in which two parties agree on an interest rate and period which serve as a reference point in determining a net payment to be made by one party to the other, depending on the prevailing market rate at a future point in time.

Interest rate options are interest rate protection instruments that if exercised, involve the obligation of the seller to pay the buyer an interest rate differential in exchange for a premium paid by the buyer. This differential represents the difference between current rate and an agreed upon rate applied to a notional amount. Exposure to losses on all interest rate contracts will increase or decrease over their respective lives as interest rates fluctuate.

Currency swaps, in their simplest form, are contractual agreements that involve the exchange of both periodic and final payments in different currencies. The value of swap contracts depends upon their maturity dates, interest and foreign exchange rates, and the timing of payments.

Foreign exchange contracts, which include spot, forward and future contracts, represent agreements to exchange payments in different foreign currencies at an agreed exchange rate, on an agreed settlement date. These contracts are used to hedge net capital and foreign exchange exposure.

Foreign exchange option contracts are similar to interest rate option contracts, the difference being that they are based on currency exchange rates rather than interest rates. The value of these contracts will increase or decrease over their respective lives as currency exchange and interest rates fluctuate.

In exchange-traded foreign exchange contracts, exposure to off-balance sheet credit risk is limited, as these transactions are executed on organised exchanges that assume the obligations of counterparties and generally require security deposits and daily settlement of margins.

A commodity forward or future contract is a contract where the underlying is a commodity. A commodity swap is a swap where exchanged cash flows are dependent on the price of an underlying commodity. A commodity option is an option either to buy or to sell a commodity contract at a fixed price until a specified date.

Credit derivatives allow credit risk to be isolated from all other risks as well as from the instrument with which it is associated, so that the credit risk can be passed from one party to another. In a credit default swap, the buyer/beneficiary pays a premium and acquires the right to sell back a reference bond to the seller/guarantor if a credit event occurs.

A total return swap is a contract in which the beneficiary agrees to pay the guarantor the total return on the reference asset, which consists of all contractual payments as well as any appreciation in the market value of the reference asset.

Equity derivatives include equity swaps, options, futures and forward contracts. An equity swap is a swap in which the cash flows that are exchanged are based on the total return on a stock market index or on individual equity securities and an interest rate (either a fixed rate or a floating rate). Equity (or stock) options give the right to buy (in the case of a call option) or to sell (in the case of a put option) a fixed number of shares of a company, at a given price, before or on a specified date.

34.1 Derivatives held for trading

The Derivatives held for trading as at 31 December are composed of the following:

	Assets		*Liabilities*	
	Fair values	*Notional amount*	*Fair values*	*Notional amount*
2008				
Foreign exchange contracts				
Forwards and futures	19	86		69
Interest and currency swaps	24	378	51	407
Options				
Total	**43**	**464**	**51**	**476**
Interest rate contracts				
Forwards and futures	3	101	3	101
Swaps	140	3,140	3	3,140
Options				
Total	**143**	**3,241**	**6**	**3,241**
Commodity contracts				
Forwards and futures				
Swaps				
Options				
Total				
Equity/Index contracts				
Forwards and futures				
Swaps		50	1	50
Options and warrants	14	103		103
Total	**14**	**153**	**1**	**153**
Credit derivatives				
Swaps	32	373	87	372
Total	**32**	**373**	**87**	**372**
Other	**5**	**15**	**20**	**750**
Balance as at 31 December 2008	**237**	**4,246**	**165**	**4,992**
Fair values supported by observable market data	195		160	
Fair values obtained using a valuation model	42		5	
Total	**237**		**165**	
Over the counter (OTC)	237	4,246	165	4,992
Exchange traded				
Total	**237**	**4,246**	**165**	**4,992**

	Assets		Liabilities	
	Fair values	*Notional amount*	*Fair values*	*Notional amount*
2007				
Foreign exchange contracts				
Forwards and futures	984	222,804	1,299	222,654
Interest and currency swaps	447	17,815	449	17,693
Options	759	69,358	571	68,253
Total	**2,190**	**309,977**	**2,319**	**308,600**
Interest rate contracts				
Forwards and futures	16	104,943	35	21,313
Swaps	13,200	1,490,716	14,489	1,490,843
Options	5,805	865,183	6,016	854,238
Total	**19,021**	**2,460,842**	**20,540**	**2,366,394**
Commodity contracts				
Forwards and futures		9,468	96	9,763
Swaps	931	10,388	780	8,687
Options	348	1,053	257	1,044
Total	**1,279**	**20,909**	**1,133**	**19,494**
Equity/Index contracts				
Forwards and futures	1	990	7	1,962
Swaps	368	30,414	1,081	14,480
Options and warrants	4,300	34,993	6,478	43,167
Total	**4,669**	**66,397**	**7,566**	**59,609**
Credit derivatives				
Options				
Swaps	1,474	23,980	1,369	24,372
Total	**1,474**	**23,980**	**1,369**	**24,372**
Other	**215**	**894**	**594**	**1,203**
Balance as at 31 December 2007	**28,848**	**2,882,999**	**33,521**	**2,779,672**
Fair values supported by observable market data	1,910		2,702	
Fair values obtained using a valuation model	26,938		30,819	
Total	**28,848**		**33,521**	
Over the counter (OTC)	28,369	2,735,200	33,188	2,720,386
Exchange traded	480	147,799	333	59,286
Total	**28,848**	**2,882,999**	**33,521**	**2,779,672**

34.2 Derivatives held for hedging purposes

The Derivatives held for hedging are mainly related to fair value hedges. Fortis uses derivatives, principally interest rate swaps, for hedging purposes in the management of its own asset and liability portfolios and structural positions. This enables Fortis to mitigate the market risk which would otherwise arise from structural imbalances in the maturity and other profiles of its assets and liabilities. At 31 December 2008, Fortis held no hedging derivatives.

	Assets		*Liabilities*	
	Fair values	*Notional amount*	*Fair values*	*Notional amount*
2007				
Foreign exchange contracts				
Interest and currency swaps		105	3	104
Total		**105**	**3**	**104**
Interest rate contracts				
Forwards and futures		14		
Swaps	1,297	51,400	243	51,384
Total	**1,297**	**51,414**	**243**	**51,384**
Balance as at 31 December 2007	**1,297**	**51,520**	**246**	**51,488**
Fair values supported by observable market data	1,208		108	
Fair values obtained using a valuation model	89		138	
Total	**1,297**		**246**	
Over the counter (OTC)	1,297	51,520	246	51,488

35 Fair value of financial assets and financial liabilities

The following table presents the carrying amounts and fair value of those classes of financial assets and financial liabilities not reported at fair value on the Fortis consolidated balance sheet. A description of the methods used to determine the fair value of financial instruments is given below.

	2008		2007	
	Carrying value	Fair value	Carrying value	Fair value
Assets				
Cash and cash equivalents	5,933	5,933	26,360	26,138
Due from banks	13,893	13,893	119,036	119,129
Due from customers	2,511	2,643	316,308	314,402
Investments held to maturity			4,234	4,301
Reinsurance and other receivables	1,154	1,146	9,718	9,672
Total financial assets	**23,491**	**23,615**	**475,656**	**473,642**
Liabilities				
Due to banks	8,759	8,759	192,431	192,285
Due to customers	148	148	262,298	261,211
Debt certificates	4,670	4,670	102,073	102,250
Subordinated liabilities	2,908	1,901	21,925	22,201
Other borrowings	179	179	3,018	3,030
Total financial liabilities	**16,664**	**15,657**	**581,745**	**580,977**

Fair value is the amount for which an asset could be exchanged, a liability settled or an equity instrument granted could be exchanged between knowledgeable, willing parties in an arm's length transaction.

Fortis uses the following methods, in the order listed, in determining the fair value of financial instruments:

- quoted price in an active market
- valuation techniques, and
- cost.

When a financial instrument is traded in an active and liquid market, its quoted market price or value provides the best evidence of fair value. No adjustment is made to the fair value of large holdings of shares, unless there is a binding agreement to sell the shares at a price other than the market price. The appropriate quoted market price for an asset held or a liability to be issued is the current bid price, and for an asset to be acquired or a liability held, the ask price. Mid-market prices are used as a basis for establishing fair values of assets and liabilities with offsetting market risks.

If no active market price is available, fair values are estimated using present value or other valuation techniques based on market conditions existing at the reporting date. If there is a valuation technique commonly used by market participants to price an instrument and that technique has been demonstrated to provide reliable estimates of prices obtained in actual market transactions, Fortis applies that technique.

Valuation techniques that are well established in financial markets include recent market transactions, discounted cash flows and option pricing models. An acceptable valuation technique incorporates all factors that market participants would consider in setting a price, and should be consistent with accepted economic methodologies for pricing financial instruments.

The basic principles in estimating fair value are:

- maximise market inputs and minimise internal estimates and assumptions
- change estimation techniques only if an improvement can be demonstrated or if a change is necessary because of changes in the availability of information.

The fair value presented is the 'clean' fair value, which is the total fair value or 'dirty' fair value less interest accruals. Interest accruals are reported separately.

Methods and assumptions used in determining fair value are largely dependent on whether the instrument is traded on financial markets and what information is available to be incorporated into the valuation models. A summary of different financial instrument types along with the fair value treatment is included below.

Quoted market prices are used for financial instruments traded on a financial market with price quotations.

Non-exchange-traded financial instruments are often traded in over-the-counter (OTC) markets by dealers or other intermediaries from whom market prices are obtainable.

Quotations are available from various sources for many financial instruments traded regularly in the OTC market. Those sources include the financial press, various quotation publications and financial reporting services, and individual market makers.

Quoted market prices provide the most reliable fair value for derivatives traded on a recognised exchange. Fair value for derivatives not traded on a recognised exchange is considered to be the value that could be realised through termination or assignment of the derivative.

Common valuation methodologies for an interest rate swap incorporate a comparison of the yield of the swap with the current swap yield curve. The swap yield curve is derived from quoted swap rates. Dealer bid and offer quotes are generally available for basic interest rate swaps involving counterparties whose securities are investment-grade.

Factors that influence the valuation of an individual derivative include the counterparty's credit standing and the complexity of the derivative. If these factors differ from the basic factors underlying the quote, an adjustment to the quoted price may be considered.

The fair value (FV) calculation of financial instruments not actively traded on financial markets can be summarised as follows:

Instrument Type	Fortis Products	FV Calculation
Instruments with no stated maturity	Current accounts, saving accounts, etc.	Nominal value.
Instruments without optional features	Straight loans, deposits, etc.	Discounted cash flow methodology; discounting yield curve is the swap curve plus spread (assets) or the swap curve minus spread (liabilities); spread is based on commercial margin computed based on the average on new production during last 3 months.
Instruments with optional features	Mortgage loans and other instruments with option features	Product is split and linear (non-optional) component is valued using a discounted cash flow methodology and option component valued based on option pricing model.
Subordinated liabilities	Subordinated liabilities	Discounted cash flow methodology in which spread is based on subordination cost for Fortis based on market quotations.
Private equity	Private equity and non-quoted participations investments	In general based on the European Venture Capital Association valuation guidelines, using amongst others Enterprise Value/EBITDA, Price/Cash flow and Price/Earnings.
Preference shares (non-quotes)	Preference shares	If the share is characterised as a debt instrument, a discounted cash flow model is used.

Fortis has a policy in place aimed at quantifying and monitoring pricing uncertainties related to the calculation of fair values using valuation techniques and internal models. Related uncertainties are a feature of the 'model risk' concept.

Model risk arises when the product pricing requires valuation techniques which are not yet standardised or for which input data cannot be directly observed in the market, leading to assumptions on the input data themselves.

The development of new, sophisticated products in the market has resulted in the development of mathematical models to price them. These models in turn depend on assumptions regarding the stochastic behaviour of underlying variables, numerical algorithms and other possible approximations needed to replicate the complexity of the financial instruments.

Furthermore, the underlying hypotheses of a model depend on the general market conditions (e.g. specific interest rates, volatilities) prevailing at the time it is developed. There is no guarantee that the model will continue to yield adequate results should market conditions change drastically.

Any related model uncertainty is quantified as accurately as possible and is the basis in adjusting the fair value calculated by the valuation techniques and internal models.

Notes to the income statement

36 Interest income

The breakdown of Interest income by type of product for the year ended 31 December is shown below.

	2008	*2007*
Interest income		
Interest income on cash equivalents	309	170
Interest income on due from banks	406	289
Interest income on investments	1,932	1,712
Interest income on due from customers	219	258
Interest income on derivatives held for trading	216	301
Other interest income	7	7
Total interest income	**3,089**	**2,737**

37 Insurance premiums

The following table provides an overview of gross Insurance premiums earned for the year ended 31 December.

	2008	*2007*
Life insurance	5,796	6,581
Non-life insurance	2,680	2,675
Eliminations	(28)	(29)
Total gross earned premiums	**8,448**	**9,227**

The table below shows the details of Life insurance premiums for the year ended 31 December.

	2008	*2007*
Unit-linked insurance contracts		
Single written premiums	7	20
written premiums	120	105
Group business total	*127*	*125*
Single written premiums	84	174
Periodic written premiums	50	56
Individual business total	*134*	*230*
Total unit-linked insurance contracts	**261**	**355**
Non unit-linked insurance contracts		
Single written premiums	320	301
Periodic written premiums	699	675
Group business total	*1,019*	*976*
Single written premiums	675	693
Periodic written premiums	749	706
Individual business total	*1,424*	*1,399*
Total non unit-linked insurance contracts	**2,443**	**2,375**
Investment contracts with DPF		
Single written premiums	2,706	3,498
Periodic written premiums	386	353
Total investment contracts with DPF	**3,092**	**3,851**
Total gross premiums Life insurance	**5,796**	**6,581**
Premium inflow recognised in income statement	5,796	6,581
Premium inflow deposit accounting	3,123	3,481
Total premium inflow Life insurance	**8,919**	**10,062**

Total premium inflow Life insurance is gross premiums received by insurance companies for issued insurance and investment contracts. Premium inflow of insurance contracts and investment contracts with DPF is recognised in the income statement. Premium inflow of investment contracts without DPF, mainly unit-linked contracts, is – after deduction of fees – directly recognised as liabilities (deposit accounting). Fees are recognised as fee income in the income statement.

The table below shows the details of Non-life insurance premiums for the year ended 31 December. Premiums for motor, fire and other damage to property and other are grouped in Property & Casualty.

	Accident & Health	*Property & casualty*	*Total*
2008			
Gross written premiums	631	2,062	2,693
Change in unearned premiums, gross	(1)	(12)	(13)
Gross earned premiums	**630**	**2,050**	**2,680**
Ceded reinsurance premiums	(37)	(121)	(158)
Reinsurers' share of unearned premiums	1	(4)	(3)
Net earned premiums Non-life insurance	**594**	**1,925**	**2,519**
2007			
Gross written premiums	592	2,136	2,728
Change in unearned premiums, gross	(3)	(50)	(53)
Gross earned premiums	**589**	**2,086**	**2,675**
Ceded reinsurance premiums	(35)	(130)	(165)
Reinsurers' share of unearned premiums	(2)	(2)	(4)
Net earned premiums Non-life insurance	**552**	**1,954**	**2,506**

Below is a breakdown of the Non-life gross earned premiums by reporting segment.

	Accident & Health	*Property & casualty*	*Total*
2008			
Fortis Insurance Belgium	435	1,030	1,465
Fortis Insurance International	195	1,020	1,215
Gross earned premiums Non-life insurance	**630**	**2,050**	**2,680**
2007			
Fortis Insurance Belgium	392	965	1,357
Fortis Insurance International	197	1,121	1,318
Gross earned premiums Non-life insurance	**589**	**2,086**	**2,675**

38 Dividend and other investment income

This table provides details of Dividend and other investment income for the year ended 31 December.

	2008	*2007*
Dividend and other investment income		
Dividend income from equity securities	119	174
Rental income from investment property	110	104
Revenues parking garage	242	229
Other investment income	100	75
Total dividend and other investment income	**571**	**582**

39 Realised capital gains and losses on investments

For the year ended 31 December, Realised capital gains and losses on investments are broken down as follows:

	2008	*2007*
Debt securities	(15)	(198)
Equity securities	(145)	625
Real estate	12	31
Other	18	1
Realised capital gains (losses) on investments	**(130)**	**459**

40 Other realised and unrealised gains and losses

Other realised and unrealised gains and losses as included in the income statement for the year ended 31 December are presented below.

	2008	2007
Assets/liabilities held for trading	(201)	(175)
Assets and liabilities held at fair value through profit or loss	(174)	(88)
Hedging results	(8)	5
Other	5	(41)
Other realised and unrealised gains and losses	**(378)**	**(299)**

All gains and losses arising from a change in the fair value of a financial asset or a financial liability, excluding interest accruals recorded under Interest income and Interest expense, are recorded in Other realised and unrealised gains and losses.

Assets and liabilities held for trading, including derivatives held for trading, are acquired principally for the purpose of generating a profit from short-term fluctuations in the price or the dealer's margin. Initial recognition is at acquisition cost, including any transaction costs to acquire the financial instrument. Subsequent measurement is at fair value with changes in fair value recorded in the income statement.

All changes in fair value of the assets and liabilities held at fair value through profit or loss are reported above. This includes unrealised gains and losses from revaluations and realised gains and losses upon derecognition of the assets or liabilities.

Hedging results contain the changes in fair value attributable to the hedged risk – mainly interest-rate risk – of hedged assets and liabilities and the changes in fair value of the hedging instruments.

41 Fee and commission income

Fee and commission income for the year ended 31 December is specified in the table below.

	2008	2007
Fee and commission income		
Reinsurance commissions	58	54
Insurance and investment fees	217	210
Asset management	33	21
Other service fees	124	132
Total fee and commission income	**432**	**417**

42 Other income

Other income includes the following elements for the year ended 31 December.

	2008	2007
Other income		
Reinsurers' share of claims paid	107	87
Reinsurers' share in change of liabilities	13	59
Proceeds on sale of buildings held for sale	45	30
Other	189	173
Total other income	**354**	**349**

43 Interest expenses

The following table shows the breakdown of Interest expenses by product for the year ended 31 December.

	2008	*2007*
Interest expenses		
Interest expenses due to banks	405	438
Interest expenses due to customers	33	13
Interest expenses on debt certificates	413	344
Interest expenses on subordinated liabilities	233	161
Interest expenses on other borrowings	11	16
Interest expenses on liabilities held for trading and derivatives	218	285
Interest expenses on other liabilities	30	23
Total interest expenses	**1,343**	**1,280**

44 Insurance claims and benefits

The details of Insurance claims and benefits for the year ended 31 December are shown in the table below.

	2008	*2007*
Life insurance	6,502	7,335
Non-life insurance	1,948	2,134
Eliminations	(32)	(29)
Total insurance claims and benefits	**8,418**	**9,440**

Details of Life insurance claims and benefits, net of reinsurance, are shown below.

	2008	*2007*
Benefits and surrenders, gross	4,017	3,026
Change in liabilities arising from insurance and investment contracts, gross	2,422	4,256
Ceded reinsurance premiums	63	53
Total Life insurance claims and benefits, gross	**6,502**	**7,335**
Reinsurers' share of claims and benefits	(23)	(18)
Total Life insurance claims and benefits, net	**6,479**	**7,317**

Details of Non-life insurance claims and benefits, net of reinsurance, are shown in the following table.

	2008	*2007*
Claims paid, gross	1,680	1,640
Change in liabilities arising from insurance contracts, gross	107	325
Ceded reinsurance premiums	158	165
Reinsurers' share of unearned premiums	3	4
Total Non-life insurance claims and benefits, gross	**1,948**	**2,134**
Reinsurers' share of change in liabilities	(11)	(59)
Reinsurers' share of claims paid	(87)	(70)
Total Non-life insurance claims and benefits, net	**1,850**	**2,005**

45 Change in impairments

The Change in impairments for the year ended 31 December is as follows:

	2008	2007
Change in impairments on:		
Due from banks	1	
Due from customers	2	
Investments in debt securities	80	39
Investments in equity securities and other	443	7
Investment property	10	3
Reinsurance and other receivables	21	
Goodwill and other intangible assets	1	
Total change in impairments	**558**	**49**

46 Fee and commission expenses

The components of Fee and commission expenses for the year ended 31 December are as follows:

	2008	2007
Fee and commission expenses		
Securities	10	27
Intermediaries	859	845
Asset management fees	2	1
Custodian fees	4	4
Other fee and commission expenses	37	38
Total fee and commission expenses	**912**	**915**

47 Depreciation and amortisation of tangible and intangible assets

The Depreciation and amortisation of tangible and intangible assets for the year ended 31 December is as follows:

	2008	2007
Depreciation on tangible assets		
Buildings held for own use	27	25
Leasehold improvements	2	2
Investment property	44	39
Equipment	20	19
Amortisation on intangible assets		
Purchased software	5	4
Internally developed software	4	
VOBA	58	63
Other intangible assets	14	11
Depreciation and amortisation of tangible and intangible assets	**174**	**163**

48 Staff expenses

Staff expenses for the year ended 31 December are as follows:

	2008	2007
Staff expenses		
Salaries and wages	475	462
Social security charges	110	105
Pension expenses relating to defined benefit plans	27	21
Defined contribution plan expenses	15	13
Share based compensation	1	
Other	16	44
Total staff expenses	**644**	**645**

Other includes the costs for non-monetary benefits such as medical costs, termination benefits and restructuring costs.

Note 9 contains further details on Post-employment benefits and Other long-term employee benefits, including pension costs related to defined benefit plans and defined contribution plans.

49 Other expenses

Other expenses for the year ended 31 December are as follows:

	2008	2007
Other expenses		
Operating lease rental expenses and related expenses	46	30
Rental and other direct expenses relating to investment property	36	37
Professional fees	124	94
Capitalised deferred acquisition costs	(194)	(199)
Depreciation deferred acquisition costs	153	145
Marketing and public relations costs	75	101
Information technology costs	77	83
Other investment charges	153	131
Maintenance and repair expenses	10	8
Cost on sale of buildings held for sale	32	13
Other	357	337
Total other expenses	**869**	**780**

The line Other includes expenses for travel, post, telephone, temporary staff, training and additions to provisions.

50 Income tax expenses

The components of Income tax expenses for the year ended 31 December are:

	2008	2007
Current tax expenses for the current period	122	(24)
Adjustments recognised in the period for		
current tax of prior periods	(7)	(13)
Previously unrecognised tax losses, tax credits and		
temporary differences increasing (reducing) current tax expenses		
Total current tax expenses	**115**	**(37)**
Deferred tax arising from the current period	(28)	25
Impact of changes in tax rates on deferred taxes	(1)	(5)
Deferred tax arising from the write-down or reversal of a write-down of a deferred tax asset	48	(2)
Previously unrecognised tax losses, tax credits and temporary differences reducing deferred tax expense	(26)	(2)
Total deferred tax expenses	**(7)**	**16**
Tax expense (income) relating to changes in accounting policies and errors included in profit and loss		
Total income tax expenses	**108**	**(21)**

Below is a reconciliation of the expected to the actual income tax expense. The expected income tax expense was determined by relating the profit before taxation to the weighted average statutory income tax rates in Belgium and the Netherlands.

	2008	2007
Profit before taxation	(477)	121
Applicable tax rate	29.7%	29.7%
Expected income tax expense	(141)	36
Increase (decrease) in taxes resulting from:		
Tax exempt income including capital losses	28	(93)
Disallowed expenses	35	40
Previously unrecognised tax losses and temporary differences	(31)	(1)
Write-down and reversal of write-down of deferred tax assets	49	(2)
Foreign tax rate differential	149	2
Adjustments for current tax of prior years	(7)	(13)
Other	26	10
Actual income tax expenses	**108**	**(21)**

Notes to off-balance sheet items

51 Commitments and guarantees

Commitments and guarantees include acceptances, commitments to extend credit, letters of credit, suretyships and financial guarantees. Fortis' exposure to credit loss in the event of non-performance by the counterparty is represented by the contractual notional amounts of those instruments. Fees received from these activities are recorded in the income statement when the service is delivered.

Acceptances are used by customers to effect payments for merchandise sold in import-export transactions.

Credit commitments are agreements to extend a loan to a customer as long as there are no violations of any conditions laid down in the agreement. Commitments generally have fixed expiration dates or other termination clauses. The geographic and counterparty distribution of loan commitments approximates the distribution of outstanding loans. These commitments are generally unsecured and if necessary, collateral may be required.

Letters of credits either ensure payment by Fortis to a third party for a customer's foreign or domestic trade or are conditional commitments issued by Fortis to guarantee the performance of a customer to a third party. Fortis evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained is based on credit evaluation of the counterparty. Collateral could consist of the goods financed as well as of cash deposits. Most documentary credits are taken out, though in many cases this is followed by immediate payment.

Suretyships and financial guarantees are used to guarantee performance of a customer. The credit risk involved in issuing these guarantees is essentially the same as that involved in extending loan facilities to customers. These suretyships and guarantees may be unsecured.

The off-balance sheet credit commitments exposure can be detailed as follows:

	2008	*2007*
Available confirmed credit lines given		
Credit commitments		2,028
Loans to government and official institutions		2,882
Residential mortgage		7,141
Consumer loans		8,322
Commercial loans		93,657
Other loans		10,180
Total available confirmed credit lines given		**124,210**
Credit related commitments given		
Guarantees and letters of credit		22,598
Banker's acceptances		819
Documentary credits		11,305
Total other credit related commitments		**158,932**

No commitments have a maturity of more than one year (2007: EUR 31,665 million).

Liquidity requirements to support calls under guarantees and credit commitments are considerably less than the contractual amounts outstanding, as many of these commitments will expire or terminate without being funded.

52 Contingent liabilities

Like any other financial institution, Fortis is involved as a defendant in various claims, disputes and legal proceedings arising in the ordinary course of its business, which since the divestment of its banking activities in October 2008 is limited to insurance activities.

In addition, as a result of the events and developments occurred between May 2007 and October 2008 (capital increase and acquisition of parts of ABN AMRO in October 2007, announcement of the accelerated solvency plan in June 2008, divestment of banking activities and Dutch insurance activities in September/October 2008 ...), Fortis is involved or may still become involved in a number of legal proceedings as well as administrative and criminal investigations in Belgium, the Netherlands and the USA, some of which could result in substantial but currently unquantifiable future liabilities for Fortis.

Some ongoing legal proceedings do not result in any immediate risk of monetary consequences for Fortis, although it cannot be ruled out that they could have such negative impact at a later stage. This is the case for the summary proceedings that resulted in the appointment of experts in Belgium and the Netherlands to report on the September/October transactions (for the Belgian experts) and on the financial situation of Fortis and the developments within Fortis since the offer on ABN AMRO (for the Dutch experts). Depending on the findings of these ongoing expert investigations (which, in the case of the Dutch investigation, are not expected to be known before the end of 2009), there is a risk that this could lead to new proceedings for damages being initiated against Fortis at a later stage.

Other lawsuits brought against Fortis in Belgium, the Netherlands and the US expose Fortis to the risk of being convicted to pay monetary damages to compensate the shareholders for some of their losses suffered since September 2007:

- various proceedings have been initiated by individual shareholders and shareholder organizations in Belgium and the Netherlands demanding the annulment of the decisions taken by the Fortis Board in September/October 2008 and of the agreements signed on that basis or, alternatively, the payment of replacement monetary damages. This concerns in particular the proceedings started by a number of individuals represented by Mr. Modrikamen before the Brussels Commercial Court and the proceedings started by a number of individuals represented by Mr. De Gier before the Amsterdam Commercial Court. In the event that any of these proceedings were to result in the annulment of (part of) the decisions and agreements of September/October 2008 or the conviction of Fortis to pay replacement monetary damages, this could have a severe negative impact on the financial position of Fortis.

- a number of individuals represented by Mr. De Gier have started proceedings before the Amsterdam Commercial Court to obtain damages based on alleged misleading information in the week of 29 September 2008.

- a class action has been filed in the US District Court of the Southern District of New York to demand damages based on alleged securities fraud committed in the period between 28 January 2008 and 6 October 2008.

In respect of the current administrative and criminal investigations, Fortis has at this stage insufficient precise information on the scope and progress of such investigations to estimate the likelihood that this could result in any future liabilities.

Whether any of the other, currently threatened legal proceedings might effectively result in a legal action or claim being brought against Fortis and what impact such future actions, if any, might have on the financial position or prospects of Fortis is currently unknown.

In respect of all legal proceedings and investigations of which management is aware, Fortis will make provisions for such matters if and when, in the opinion of management, who consult with legal advisors, it is probable that a payment will have to be made by Fortis, and when the amount can be reasonably estimated.

Given the recent and continuously evolving nature as well as inherent uncertainties and complexity of such actions and proceedings, management is currently not in a position to determine whether such claims are without merit or can be successfully defended or whether the outcome of these actions may or may not result in a significant loss in the Fortis Consolidated Financial Statements.

It is finally to be noted that, due to the sale of all of its banking activities as well as its Dutch insurance activities in September/October 2008, Fortis is no longer exposed to any risk in relation to litigation involving any of such former subsidiaries. This includes the legal proceedings initiated in the Netherlands (as mentioned in the notes to the Annual Accounts 2007) concerning Groeivermogen products (equity lease products) and relating to the sale of life insurance policies with an investment component ('beleggingsverzekeringen').

With regard to issuance of hybrid instruments of former group companies, Fortis SA/NV and Fortis N.V. granted various sorts of guarantees and entered into commitments that may have an effect, dependent on the occurrence of certain events. Because of the technical background of the consequences of these events, we included this information in note 29 Subordinated liabilities, sorted by hybrid instrument.

53 Lease agreements

Fortis has entered into lease agreements to provide for office space, office equipment and vehicles.

The following table reflects future commitments for non-cancellable operating leases as at 31 December.

	2008	2007
Not later than 3 months	2	4
Later than 3 months and not later than 1 year	6	12
Later than 1 year and not later than 5 years	12	41
Later than 5 years	1	30
Total	**21**	**87**
Annual rental expense:		
Lease payments	19	14

54 Assets under management

Assets under management include investments for own account, unit-linked investments on behalf of insurance policy holders and funds under management. Funds under management include investments that are managed on behalf of clients, either private or institutional, and on which Fortis earns a management or advice fee. Discretionary capital (capital actively managed by Fortis) as well as advisory capital are included in funds under management.

Eliminations in the various tables relates to the funds under management of clients invested in funds managed by Fortis that otherwise would be counted double.

The following table provides a breakdown of Assets under management by investment type and origin.

	31 December 2008	*31 December 2007*
Investments for own account:		
- Debt securities	43,585	158,322
- Equity securities	1,297	15,505
- Real estate	1,290	3,656
- Other	444	28,797
Total investments for own account	**46,616**	**206,280**
Investments related to unit-linked contracts	**18,040**	**31,120**
Funds under Management:		
- Debt securities	3,682	122,782
- Equity securities	2,651	106,756
- Real estate	1,757	3,576
- Eliminations		(25,283)
Total funds under management	**8,090**	**207,831**
Total assets under management	**72,746**	**445,231**

Changes in funds under management are shown below.

Balance at 1 January 2008	**207,831**
Balance of discontinued operations as at 1 January	(199,040)
Balance of continuing operations as at 1 January	**8,791**
In/out flow	446
Market gains /losses	(1,147)
Balance at 31 December 2008	**8,090**

55 Post-balance sheet date events

On 12 March 2009 various Fortis entities (i.e. Fortis SA/NV, Fortis N.V., Fortis Brussels SA/NV, Fortis Utrecht N.V. and Fortis Insurance N.V.), BNP Paribas S.A., the Belgian State, the Federal Participation and Investment Corporation (Société Fédérale de Participations et d'Investissement/Federale Participatie- en Investeringsmaatschappij SA/NV or the "SFPI/FPIM"), Fortis Bank SA/NV ("Fortis Bank") and Fortis Insurance Belgium SA/NV ("Fortis Insurance Belgium") entered into an agreement setting out the terms and conditions of the transfer of a majority of the shares in Fortis Bank by the SFPI/FPIM to BNP Paribas and the transfer of 25% + 1 share in Fortis Insurance Belgium by Fortis Insurance N.V. to Fortis Bank and of the strategic partnership resulting from these transactions (the 'Agreement').

As far as the Fortis Group is concerned, the main elements of the Agreement can be summarized as follows:

Sale of 25% + 1 share in Fortis Insurance Belgium to Fortis Bank

Under the Agreement, Fortis Insurance N.V. will sell 25% + 1 share in Fortis Insurance Belgium to Fortis Bank for a total consideration of EUR 1,375 million. This is based on a total value for Fortis Insurance Belgium (100% of the capital) of EUR 5,500,000,000.

In various ways, the Agreement strengthens the commercial ties between Fortis' insurance operations, Fortis Bank and the BNP Paribas Group more generally. The Agreement provides that:

- The existing agreements between Fortis Insurance Belgium and Fortis Bank for the distribution of insurance products through Fortis Bank will remain in place until at least the end of 2020 and will form the basis of a strong and long-term strategic partnership in bancassurance between the Fortis Group and BNP Paribas.
- In addition, the Agreement also provides that the framework agreement between Fortis Luxembourg Vie S.A. (a 50-50 subsidiary of the Fortis Group and Banque Générale de Luxembourg S.A. ("BGL")[7]) and BGL will be amended to provide for a minimum duration and exclusivity of five years for the distribution of Fortis Luxembourg Vie's insurance products to Luxembourg retail clients through BGL's network during such period of exclusivity.
- Finally, BNP Paribas and Fortis Insurance have undertaken to explore further areas of cooperation, in particular in the automobile and housing insurance sector (and any other insurance products agreed to by the parties), in countries other than France, Belgium, Turkey and any other country where BNP Paribas' or the Fortis Group's existing agreements with third parties would prohibit such cooperation. As a result, the Fortis Group will become BNP Paribas' preferred commercial partner for non-life insurance products.

Fortis Bank, BNP Paribas, Fortis Insurance Belgium and the relevant entities of the Fortis Group will enter into a shareholders' agreement in respect of Fortis Insurance Belgium. This shareholders' agreement will provide, amongst others, for the following:

- Fortis Bank will be entitled to two non-executive directors on the Board of Directors of Fortis Insurance Belgium as long as its shareholding is at least equal to 15% of the capital and to one non-executive director as long as such shareholding equals or exceeds 5% but is lower than 15%. In addition, Fortis Bank will be entitled to one member on certain operational committees within Fortis Insurance Belgium
- Fortis Bank will not be entitled to sell its 25% + 1 share stake in Fortis Insurance Belgium prior to 1 January 2018. After such date Fortis Bank will have the right to sell its shareholding in Fortis Insurance Belgium to Fortis. This put option can be exercised during a period of six months after 1 January 2018
- Other customary rights (e.g. reciprocal rights of first refusal and a tag along right in favour of Fortis Bank)

---

7 *Banque Générale de Luxembourg S.A. was named Fortis Banque Luxembourg S.A. until 22 December 2008.*

Financing of the special purpose vehicle 'Royal Park Investments'

The Agreement provides for the financing of a special purpose vehicle ('SPV') that is to acquire a portion of the structured credits portfolio of Fortis Bank. Pursuant to the Protocole d'Accord of 10 October 2008, this SPV was incorporated on 20 November 2008 under the name "Royal Park Investments SA/NV".

The portfolio that is to be sold by Fortis Bank to the SPV on the date of the closing of the Agreement comprises the structured credits that had originally been agreed under the Protocole d'Accord of 10 October 2008, as well as certain additional lines for a total amount of approximately EUR 2 billion. This will, however, only increase the purchase price by approximately EUR 1 billion, since repayments of approximately EUR 1 billion have occurred in respect of the original portfolio since 31 August 2008, and thus EUR 1 billion of the EUR 2 billion of new lines will replace the portion that has so been repaid.

The purchase price to be paid by the SPV to Fortis Bank amounts to approximately EUR 11.4 billion. The price agreed for such purchase is derived from the value that the portfolio had in the books of Fortis Bank as at 31 August 2008 (adjusted for certain impairments). Furthermore, the purchase price is to be adjusted for exchange rate fluctuations between 31 August 2008 and the date of the closing of the Agreement. Any such adjustment of the purchase price will result in an adjustment of the debt that is to be provided to the SPV (but not of the equity).

To fund the purchase of the portfolio, the parties will contribute to the SPV equity in an aggregate amount of EUR 1.7 billion, with Fortis contributing EUR 760 million (44.7%), the SFPI/FPIM EUR 740 million (43.5%) and BNP Paribas EUR 200 million (11.8%).

The remainder of the financing of the SPV will be provided in the form of debt, divided into two tranches (subject to exchange rate adjustments on a pro rata basis):

- a senior tranche of EUR 4.850 billion in aggregate, of which EUR 485 million (10%) by BNP Paribas and EUR 4.365 billion (90%) by Fortis Bank; and
- a super senior tranche of EUR 4.850 billion to be provided entirely by Fortis Bank, which will be repaid in priority and will also rank ahead as far as payments of interest are concerned.

The senior debt to be provided by Fortis Bank in an amount of EUR 4.365 billion will benefit from a guarantee from the Belgian State.

Fortis' exposure in respect of the SPV will be limited to its equity stake of EUR 760 million. Compared to the EUR 1 billion of equity and subordinated debt that Fortis was to provide under the 1 February 2009 Avenant (on a total of EUR 2.5 billion of equity and EUR 900 million of subordinated debt under that Avenant), this represents a reduction of EUR 240 million. Also, due to the reduction in the overall size of the equity tranche (from EUR 2.5 billion to EUR 1.7 billion), Fortis' stake in the equity will increase from 29.6% under the 1 February 2009 Avenant to 44.7% under the Agreement. This means that the upside or upward potential for Fortis, if any, increases under the Agreement.

It should nevertheless be noted that, due to the reduced size of the equity (and the increase in the size of the portfolio), the equity will have a higher risk profile than under the 1 February 2009 Avenant. To mitigate such effect, the parties have agreed to a "loss absorption" mechanism in respect of the senior debt pursuant to which losses in excess of the SPV's equity will be set off against such senior debt. At the same time, given that the repayment profile of the underlying assets of the SPV is uncertain, the mechanism will contain a "retour à meilleure fortune" type of clause. This will in essence provide that, in the case of accounting profits in subsequent years (if any), the portion of the debt on which any losses have been imputed in previous years will first be reinstated and, if any profits are realized after the repayment in full of the debt (including the reinstated portion of the debt and the interest thereon), the original shareholders of the SPV will be entitled to any such profits pro rata to their initial investment upon the liquidation of the SPV.

The parties will work out the precise terms of the various implementing arrangements relating to the SPV, including the financing arrangements, the costs relating thereto, the guarantee from the Belgian State and any currency hedging. Accordingly, at this stage it is not possible to give any further information in this respect.

Under the Agreement, Fortis will receive a EUR 1 billion loan from Fortis Bank which is to be used inter alia to fund Fortis' portion of the equity. The loan to be provided by Fortis Bank will also benefit from a guarantee from the Belgian State and Fortis will remunerate the guarantee provided by the Belgian State. The precise terms of this loan are yet to be agreed among the parties. As security for the Belgian State's guarantee in respect of Fortis's obligations under this loan from Fortis Bank, Fortis will grant a pledge for the benefit of the Belgian State over 35% of the shares in Fortis Insurance Belgium or, subject to mutual agreement, post any other collateral for an amount of EUR 1.5 billion.

Cash-settled call option in respect of the BNP Paribas shares held by the SFPI/FPIM

Fortis SA/NV will have the benefit of a call option granted by the SFPI/FPIM. This option will be linked to the BNP Paribas shares to be acquired by the SFPI/FPIM under the Agreement as consideration for the Fortis Bank shares it will contribute to the capital of BNP Paribas. Under the option, Fortis will be entitled to the difference between the stock price of the BNP Paribas shares at the time of the exercise of the option and EUR 68. This option will be settled exclusively in cash. Fortis will be entitled to exercise this option at any time during a period of 6 years as from 10 October 2010 (being after the expiration of a lock-up period of 2 years imposed upon the SFPI/FPIM in respect of the BNP Paribas shares it will acquire).

The call option allows the Fortis Group and therefore all Fortis shareholders to benefit from a potential increase in the value of the BNP Paribas shares to be acquired by the SFPI/FPIM pursuant to the Agreement. As indicated above, the SFPI/FPIM will acquire BNP Paribas shares in two stages: (i) 88,235,294 BNP Paribas shares on the date of the closing of the Agreement in exchange for 54.55% of the shares in Fortis Bank and (ii) 32,982,760 BNP Paribas shares as soon as possible after the date of the closing of the Agreement in exchange for a further 20.39% of the shares in Fortis Bank. The issuance of the additional 32,982,760 BNP Paribas shares is subject to the approval of the shareholders of BNP Paribas (failing which BNP Paribas will acquire the additional 20.39% shareholding in Fortis Bank in exchange for cash). Assuming approval by the BNP Paribas shareholders of the issuance of such 32,982,760 BNP Paribas shares, Fortis' option will extend to 121,218,054 BNP Paribas shares, which - based on the current number of BNP Paribas shares - represents a stake of 11.6% in the capital of BNP Paribas. Otherwise the option will be limited to 88,235,294 BNP Paribas shares.

This arrangement replaces the so-called "coupon 42", a compensation mechanism created (but not implemented) by the Belgian State in favour of certain categories of Fortis shareholders.

The Agreement also provides that the Fortis Group will benefit from certain anti-dilution rights aimed at preserving the value of Fortis's option upon the occurrence of certain BNP Paribas corporate events (such as a BNP Paribas capital increase with preferential subscription for the BNP Paribas shareholders, an extraordinary dividend, a merger or split). However, the anti-dilution protection will not apply in the case of a capital increase of BNP Paribas without preferential subscription rights nor in any other cases where the SFPI/FPIM itself would be diluted as a BNP Paribas shareholder without compensation.

The estimated fair value of the option as of 12 March 2009, based on normal market volatility and assuming the option extends to 121,218,054 BNP Paribas shares, is EUR 504 million.

Interest payment mechanism between Fortis and Fortis Bank in relation to the Relative Performance Note linked to the CASHES

The CASHES are tradable securities that Fortis Bank issued in November 2007 for a principal amount of EUR 3 billion to strengthen its solvency. The CASHES can only be reimbursed through an exchange against 125,313,283 Fortis shares held by Fortis Bank. Fortis Bank pledged these shares in favour of the holders of the CASHES.

When the CASHES were issued, Fortis SA/NV and Fortis Bank agreed to a Relative Performance Note ("RPN"), the purpose of which was to neutralise the impact on Fortis Bank of differences in the value changes in the CASHES and Fortis shares that occur on Fortis Bank's balance sheet and otherwise affect Fortis Bank's P&L.

Under the 1 February 2009 Avenant it had been agreed to replace the mechanism contained in the Protocole d'Accord of 10 October 2008 under which Fortis was to make an upfront payment of EUR 2.35 billion to Fortis Bank in connection with the cancellation of the RPN and the entering into of a total return swap. In lieu, in the 1 February 2009 Avenant it was agreed to leave the RPN in place and to provide for an interest payment in respect of the amount that may be outstanding from time to time under the RPN.

The Agreement maintains the interest payment mechanism between Fortis and Fortis Bank in relation to the RPN, as it was put in place by the 1 February 2009 Avenant and also provides that the RPN will remain in place until the reimbursement of all of the CASHES.

Depending on the evolution of the fair market value of the CASHES and the Fortis shares, either Fortis or Fortis Bank will owe an amount to the other party under the RPN. The party owing this notional amount (which, based on current expectations, is likely to be Fortis rather than Fortis Bank) will be required to pay interest on such amount to the other party on a quarterly basis at a rate of EURIBOR 3 months plus 20 basis points.

If Fortis were to default on its interest payments in respect of the RPN (and the Belgian State would not elect to make such interest payments in lieu of Fortis), Fortis Bank will have the option to terminate the RPN. In the case of such a termination, Fortis will be required to pay to Fortis Bank the amount then due under the RPN (subject to a cap of EUR 2.35 billion).

In addition, Fortis will be required to pay a fee on the amount owed to Fortis Bank to compensate for the guarantee that the Belgian State will provide to Fortis Bank in respect of such interest payments as well as in respect of the amount payable on termination. As security for the Belgian State's guarantee in respect of Fortis's obligations under the RPN, Fortis will grant a pledge over 10% to 20% of the shares in Fortis Insurance Belgium (depending on the amount of the interest payments under the RPN). The cost of the guarantee will take into account the pledge that Fortis will grant on a variable number of shares in Fortis Insurance Belgium.

The obligations of Fortis in respect of the RPN will impact the income statement of Fortis. The RPN will remain in place on the outstanding amount of the CASHES, which is a perpetual instrument. At the end of 2008, the basis for the calculation of the RPN interest payments amounted to EUR 29 million due by Fortis to Fortis Bank. This amount may, in all likelihood, increase over time and is capped at EUR 2.35 billion.

It is understood between all parties to the Agreement that, as long as the CASHES have not been exchanged into Fortis shares, the underlying Fortis shares related thereto will not carry any dividend or voting rights.

Closing of the Agreement

The date of the closing of the Agreement is the date on which the SFPI/FPIM will transfer 54.55% (263,568,083 shares) of the shares in Fortis Bank to BNP Paribas in exchange for BNP Paribas shares and on which the transfer of 25% + 1 share in Fortis Insurance Belgium to Fortis Bank will take place. On the closing date, Fortis, the SFPI/FPIM, BNP Paribas and Fortis Bank will also fund the SPV.

The closing of the Agreement and the execution of the various transactions contemplated thereby is subject to the fulfilment (or the waiver by BNP Paribas) of a number of conditions precedent. These include customary conditions such as the approvals and consents of regulatory authorities. The approval of the transactions relating to the Fortis Group by the shareholders' meetings of Fortis N.V. and Fortis SA/NV no later than 18 April 2009 also is one of the conditions precedent of the Agreement.

The Agreement will lapse if the conditions precedent (which can only be waived by BNP Paribas) are not fulfilled by 30 April 2009.

It is the intention of the parties to the Agreement to proceed with the closing thereof as soon as all conditions precedent have been fulfilled. Accordingly, the closing of the Agreement is expected to take place by the end of April 2009 or early May 2009 at the latest.

Approval by the shareholders' meetings of Fortis N.V. and Fortis SA/NV

Fortis will submit the transactions relating to the Fortis Group, as they are laid down in the Agreement, for approval to the shareholders' meetings of both Fortis N.V. and Fortis SA/NV to.

Fortis will voluntarily submit the transactions to the shareholders' meetings of Fortis N.V. and Fortis SA/NV given the importance of these transactions for the future of the Fortis Group and given the need to have a serene atmosphere reinstated around Fortis.

Submitting the transactions to the shareholders' meetings of Fortis N.V. and Fortis SA/NV in no way constitutes an acknowledgement by Fortis of the ruling of the Court of Appeal of Brussels of 12 December 2008 nor of the legal reasoning underlying this ruling. Such voluntary submission does not mean that Fortis acknowledges that the Fortis Governance Statement is part of the articles of association of Fortis SA/NV or that it has the same status as the articles of association of Fortis SA/NV, nor that the transactions entered into in October 2008 had to be submitted to the shareholders' meetings of Fortis SA/NV or of Fortis N.V. for approval.

Summary of the impact of the transaction on the pro forma financial position

Closing of the Agreement would:

- generate EUR 1,375 million of cash for the sale of 25% + 1 share in Fortis Insurance Belgium to Fortis Bank;
- require a cash investment of EUR 760 million, representing Fortis's share in the equity of the SPV;
- mean that the RPN will remain in place and that, in addition, Fortis (or, in certain more unlikely scenarios, Fortis Bank) will be required to make quarterly interest payments under the RPN calculated at a rate of EURIBOR 3 months plus 20 basis points on the then outstanding amount. ;
- recognise the fair value of the call option granted by the SFPI/FPIM in respect of the upside on the BNP Paribas shares above EUR 68. Assuming that the option extends to 121,218,054 BNP Paribas shares and based on market information of 12 March 2009, this option is estimated to have a market value of EUR 504 million.

In addition to upward potential from the insurance operations, the downward risk for Fortis has been further limited as a result of a reduced exposure to the SPV of EUR 760 million.

Finally, the anti-dilution rights granted to Fortis will preserve the value of its cash-settled call option on the BNP Paribas shares. This option allows Fortis to benefit from a potential increase in the value of the BNP Paribas shares.

Also, it should be noted that in the case of a negative vote on the proposed resolution, Fortis would as a legal matter nevertheless continue to be bound by a fallback provision in a Share Purchase Agreement of 10 October 2008 with the SFPI/FPIM (as amended) relating to the financing of the SPV. This agreement provides for the financing of the SPV only by Fortis and the SFPI/FPIM in case the Agreement (with BNP Paribas) does not take effect. In case the fallback provision would be enforced against Fortis, Fortis would be required to fund EUR 6.86 billion out of a total amount of EUR 9.36 billion (subject to redemptions and currency adjustments). A negative vote on the deal resulting from the Agreement would also mean a new period of uncertainty for the Fortis shareholders and the other Fortis stakeholders, including the employees of the various entities of the Fortis Group.

General

There have been no material events after the balance sheet date that would require adjustment to the Consolidated Financial Statements as at 31 December 2008.

Statement of the Board of Directors

The Board of Directors of Fortis is responsible for preparing the Fortis Consolidated Financial Statements as at 31 December 2008 in accordance with International Financial Reporting Standards as adopted by the European Union as well as with the European Transparency Directive (2004/109/EC).

The Board of Directors reviewed the Fortis Consolidated Financial Statements on 30 March 2009 and authorised their issue.

The Board of Directors of Fortis declares that, to the best of its knowledge, the Fortis Consolidated Financial Statements give a true and fair view of the assets, liabilities, financial position, profit or loss of Fortis and of the uncertainties that Fortis is facing and that the information contained herein has no omissions likely to modify significantly the scope of any statements made.

However, due to circumstances beyond the control of the Board of Directors, Fortis is not able to apply IFRS in all its detail, since the divested subsidiaries of Fortis were not able to provide auditable figures on the operating result up to the moment of sale, Fortis could not provide the IFRS required split of the result discontinued operations into a result on divestment and some details of the operating result 2008 and the required information in the Cash Flow Statement on the discontinued operations.

Also Fortis was not able to value its obligation resulting from its commitment to fund a special purpose company, established to acquire a portfolio of structured credit instruments, as at transaction date nor at year end 2008 because of various uncertainties in respect of the arrangements made between parties concerned.

The Board of Directors of Fortis also declares that the Annual Review gives a fair overview of the development and performance of the businesses of the Group.

The Fortis Consolidated Financial Statements will be submitted to the Annual General Meetings of Shareholders for approval on 28 April and 29 April 2009.

Brussels/Utrecht, 30 March 2009

Board of Directors

Chairman	Jozef De Mey
Director	Jan Zegering Hadders
Chief Executive Officer	Karel De Boeck

Report of the Board of Directors of Fortis SA/NV and Fortis N.V.

Board of Directors, Statutory Auditor and Auditor

Chairman	Jozef De Mey
Chief Executive Officer	Karel De Boeck
Director	Jan Zegering Hadders
Statutory Auditor of Fortis SA/NV	PricewaterhouseCoopers Réviseurs d'Entreprises S.C.C.R.L. Represented by Yves Vandenplas and Luc Discry
Auditor of Fortis N.V.	KPMG Accountants N.V. Represented by Stef Kroon

Report of the Board of Directors of Fortis SA/NV and Fortis N.V.

General

Fortis SA/NV and Fortis N.V. are the two parent companies of Fortis. They head Fortis, which in turn comprises a number of subsidiary companies engaged in Insurance.

Structure of Fortis

Fortis acquired its present structure in 1998, when its two parent companies adopted an identical management structure. Several initiatives to unify the group further were taken in the following years, such as the switch to a single Board of Directors in September 2000, the launch of the single Fortis share in December 2001 – a new financial instrument that combined the shares of the two parent companies – and the amendment to the two parent companies' Articles of Association in 2004 in order to create a more internationally-oriented Board of Directors, headed by a single Chairman.

The Fortis Governance Statement contains a detailed description of Fortis' structure, the rights of its shareholders, the structure of its Board of Directors, Board Committees and Executive Management and the policy guidelines applicable to Fortis. This statement can be downloaded from the Fortis website or obtained from the company's registered offices.

Factual information on the composition and activities of the Board of Directors and its Committees, remuneration of Directors and Executive Managers, application of Corporate Governance as prescribed by prevailing legislation and regulations and relevant amendments made in the course of the 2008 financial year, are included elsewhere in the Fortis Annual Review or in the Fortis Consolidated Financial Statements.

Development and results

Last year was the most turbulent in Fortis' history. The financial crisis began in mid-May as share prices began to fall worldwide and confidence between banks dissipated. The markets stabilised somewhat during the summer months, but events unrelated to Fortis quickly snowballed, creating a massive crisis of confidence between financial institutions and culminating in 'rescue' takeovers, nationalisations, and bankruptcies. Fortis was heavily impacted by rumours on concerns about liquidity. Emergency liquidity support from the central banks at the end of September proved insufficient and immediate action was needed.

On 29 September 2008, Fortis announced the conclusion of agreements with the governments of Belgium, the Netherlands and Luxembourg. The three States jointly agreed to invest EUR 11.2 billion in return for a 49.93% stake in the banking activities in their respective countries. The agreement with the Dutch State was never implemented, however, and was replaced on 3 October by the sale of Fortis Bank Nederland (Holding) N.V., Fortis Verzekeringen Nederland N.V. and Fortis Corporate Insurance N.V. to the Dutch State for a total of EUR 16.8 billion.

This was followed on 6 October by the sale of the remaining 50% plus 1 share of Fortis Bank to the Belgian State (via the Société Fédérale de Participations et d'Investissement/Federale Participatie- en Investeringsmaatschappij) for EUR 4.7 billion. In a separate agreement, the Belgian government undertook to sell 75% of Fortis Bank to BNP Paribas, in return for BNP Paribas shares. It would retain the remaining 25% of Fortis Bank. Fortis also agreed to sell 100% of Fortis Insurance Belgium to BNP Paribas for EUR 5.7 billion (subject to closing conditions). Lastly, it was agreed that Fortis, the Belgian State and BNP Paribas would set up a Special Purpose Vehicle to purchase a structured credit portfolio from Fortis Bank. These decisions were taken to ensure that the company could continue to operate and support its customers and to meet its obligations to counterparties of all Fortis operating entities.

On 12 December 2008, the Brussels Court of Appeal ruled that the agreements of 3 and 6 October should be put to the shareholders for approval. The court also appointed a committee of experts to investigate the situation and to mediate. In its interim report, published on 27 January 2009, the committee concluded that the transactions were both logical and reasonable in the circumstances. Ahead of the shareholder vote, the Board and management did everything in their power to negotiate better terms for shareholders, while also respecting the validity of the agreements signed with the Belgian State and BNP Paribas. Unfortunately the improved terms of the transactions were rejected at the Shareholders' Meeting on 11 February 2009, and a new round of negotiations between the government, Fortis and BNP Paribas ensued.

During the Shareholders' Meetings in February 2009 a new Board of Directors was elected, chaired by Mr Jozef De Mey.

On 6 March 2009, Fortis, BNP Paribas and the SFPI/FPIM reached a new agreement on revised terms for the transaction. The proposed new agreement will be submitted for the approval of shareholders at the General Meetings of Fortis N.V. in Utrecht, the Netherlands, and of Fortis SA/NV in Brussels, Belgium.

The sale of the above mentioned operations negatively impacted the result of Fortis SA/NV (EUR 24,047 million, negative) as Fortis SA/NV had to book a loss on its 50%-participations in Fortis Brussels SA/NV (the parent company of Fortis Bank Belgium SA/NV) and Fortis Utrecht N.V. (the parent company of Fortis Insurance Netherlands and Fortis Corporate Insurance) of EUR 25,163 million due to the fact that these companies incurred losses on the sale of the banking and insurance operations as they were sold below the cost price. As Fortis N.V. holds the other 50% of the participations, the result of Fortis N.V. was also negatively impacted in 2008 (EUR 14,099 million, negative).

The difference in impact is due to the difference in valuation methods between the two companies. Fortis SA/NV values its participations at cost (subject to impairments), whereas Fortis N.V. values it participations at net asset value.

Share capital

The number of outstanding and paid-up shares as at 31 December 2008 was 2,516,657,248. The Boards of Directors of Fortis SA/NV and Fortis N.V. decided in 2008 to grant options in favour of senior executives and professional staff of Fortis, 4,869,000 of which were actually issued. The option premiums received by Fortis SA/NV are added tot the share premium reserve (EUR 7.8 million) and the option premiums received by Fortis N.V. also added to the share premium reserves (EUR 1.2 million), however, by amortising the premiums over the vesting period of the options (usually five years).

The Board of Directors also issued 61,751 new shares in response to the exercise of 61,751 options granted to senior executives and professionals in earlier years.

The capital of Fortis SA/NV increased by EUR 642.8 million and EUR 115.4 million was added to the share premium reserve. The capital of Fortis N.V. was increased by EUR 63 million and EUR 676.4 million was added to the share premium reserve.

Proposed amendments to the Articles of Association of Fortis SA/NV

Fortis SA/NV has incurred end 2008 carried forward losses of EUR 22,507 million. These losses resulted in an impairment of the participating interests of Fortis SA/NV. As a consequence, the company's net assets have fallen below the sum of the subscribed capital and the non distributable reserves, prohibiting the payment of any dividend. Moreover, as the par value of the Fortis SA/NV share is currently fixed at EUR 4.284, i.e. substantially higher than the market value of the Fortis share, the Board of Directors of Fortis SA/NV is currently barred from using the authorised capital pursuant to article 606 2° of the Belgian Companies' Code, which prohibits the use of authorised capital for issuing shares at a value below their par value.

In order to restore Fortis SA/NV's capacity to pay dividends in the future and to re-allow the Board to make use of the authorised capital by reducing the par value of the Fortis SA/NV shares, it will be proposed to the shareholders meeting.

First to restructure the own funds of the company and to reduce the company capital in order to eliminate the expected EUR 22,507 million losses carried forward (Statutory accounts under Belgian GAAP end 2008) as follows:

- Reduction of the 'Reserves available for distribution' by an amount of EUR 5,357,718,878.08
- Reduction of the 'Share premium reserve' by an amount of EUR 9,239,682,069.75
- Reduction of the 'Legal reserve' by an amount of EUR 660,385,483.55
- Reduction of the 'Subscribed capital' by an amount of EUR 7,248,590,350.10

After this first step, the Subscribed capital of the Company amounts to EUR 3,532,570,904.92, with a par value of the Fortis SA/NV share of EUR 1.403

Then to reduce the 'Subscribed capital' by an additional amount of EUR 2,475,574,860.76 and adding this amount to the 'Reserves available for distribution'.

After this second step, the Company's capital will be set at EUR 1,056,996,044.16, represented by 2,516,657,248 Twinned Shares without nominal value. This means that the par value of the Fortis SA/NV share will be reduced to EUR 0.42, in line with the nominal value of the Fortis N.V. share.

The shareholders of Fortis SA/NV voted in accordance with article 633 of the Belgium Code of Companies at the shareholders meeting of 2 December 2008 that the activities of Fortis SA/NV should be continued. Consequently the financial statements of Fortis SA/NV are prepared based on the going concern principle.

Dividend

As part of the accelerated capital plan launched on 26 June 2008, it was decided not to pay an interim dividend for the 2008 financial year. On 15 March 2009, Fortis announced that the statutory loss carried forward of EUR 22.5 billion at Fortis SA/NV had resulted in a depletion of the amounts available for distribution at year-end 2008. Consequently, the Board of Directors concluded that no dividend would be proposed for the 2008 financial year.

Fortis Board of Directors

Maurice Lippens was reappointed at the Annual General Meetings of Shareholders on 29 April 2008 as a non-executive director for a term of four years, until the end of the Annual General Meetings of Shareholders in 2012. Jacques Manardo, Rana Talwar (both non-executive directors) and Jean-Paul Votron (executive) were reappointed for three years. Louis Cheung Chi Yan joined the Board of Directors as a new non-executive director. He too was appointed for three years.

On 11 July, Fortis announced that the Board of Directors and Jean-Paul Votron had decided, by mutual agreement and in the interest of the group, to terminate his mandate as Fortis CEO. He was succeeded by Herman Verwilst, previously Deputy CEO and executive member of the Board.

Fortis announced on 29 September that Maurice Lippens was stepping down as Chairman of the Board of Directors. Deputy Chairman Jan-Michiel Hessels subsequently assumed the duties of Acting Chairman.

The Board of Directors decided on 31 October that a smaller Board was required with a new, non-executive Chairman. It therefore proposed the appointment at the shareholders' meetings of 1 and 2 December 2008 of Etienne Davignon and Louis Cheung. In the interests of continuity, it also decided to propose the appointment of Jan-Michiel Hessels and Philippe Bodson. Karel De Boeck was proposed as an executive director.

On 1 and 2 December 2008, shareholders of Fortis SA/NV and Fortis N.V. respectively approved the appointment of Karel De Boeck as executive director and that of Louis Cheung as non-executive director. They were appointed until the end of the Annual General Meetings of Shareholders in 2010 and 2009 respectively. Herman Verwilst stepped down as executive director on 2 December. Since shareholders only approved two of the proposed directors, a new, lawfully constituted Board of Directors could not be installed, which meant that the incumbent Board remained in place provisionally, together with Karel De Boeck and Louis Cheung. The latter resigned from his position as non-executive director on 1 February 2009.

On 11 and 13 February 2009, shareholders of Fortis SA/NV and Fortis N.V. respectively approved the appointment of Jozef De Mey, Georges Ugeux and Jan Zegering Hadders as non-executive directors until the end of the Annual General Meeting of Shareholders in 2011. The Board of Directors elected Jozef De Mey as its Chairman. Georges Ugeux resigned on the date of his appointment.

All incumbent Board members, with the exception of Karel De Boeck, stepped down on 13 February 2009: Jan-Michiel Hessels, Philippe Bodson, Richard Delbridge, Clara Furse, Reiner Hagemann, Jacques Manardo, Aloïs Michielsen, Ronald Sandler, Rana Talwar and Klaas Westdijk.

The Board of Directors comprises three persons as of February 14, 2009: Jozef De Mey (Chairman), Karel De Boeck (CEO) and Jan Zegering Hadders.

Directors & Officers liability insurance

Insurers have declared the Fortis' Directors & Officers (D&O) policy in 'run-off' after the events of 3 October 2008. This affects the position of the members of both the new Board and the existing Board.

With a view to ensuring (i) that the candidate Directors proposed for appointment at the upcoming Shareholders' Meetings of 11 and 13 February 2009 would accept their mandate and (ii) that the Directors appointed at the Shareholders' Meetings of 1 and 2 December 2008 remain in function, the Chairman explained that the Company should consider granting an undertaking to its Directors that the Company will hold them harmless for any legal costs or damages resulting from legal proceedings initiated against them for actions taken in their capacity as Directors.

In the situation Fortis SA/NV is currently facing where there is uncertainty on the strategy going forward and the future structure of the Fortis group, no insurer is willing to provide D&O coverage. The need for such an indemnification commitment derives from this lack of protection of the Directors.

In accordance with art. 523 of the Belgian Code of Companies, Messrs. De Boeck and Cheung informed the Board that they have a conflicting personal interest in the topic discussed, as they would benefit from the same hold harmless commitment of the Company as will be proposed for the new directors incoming after 13 February 2009. Messrs. De Boeck and Cheung requested the Company Secretary to duly inform the Company's external auditors of this conflicting interest on their behalf.

Mr. De Boeck and Mr. Cheung did not participate in the deliberation and vote on the resolution of the Board in connection with this item of the agenda.

A solution was presented for the cover for new Board members (including Messrs. De Boeck and Cheung) as from 11 February 2009 (or the date on which new Board members are appointed). Under Belgian law, it is possible that the company, acting through its Board, holds the Directors harmless for costs and damages relating to Directors' liabilities provided this does not cover costs or damages related to the liability claim brought on behalf of the company (the so-called actio mandati). Linklaters then presented to the Board proposed language for a hold harmless commitment by the company that provides protection for any action initiated by third parties. On this basis the Board, after extensive discussion (Messrs. De Boeck and Cheung not participating in the deliberation or vote), decided that language along the following lines will be included in the assignment contracts of the new Board members (including Messrs. De Boeck and Cheung).

'The Company hereby irrevocably and unconditionally undertakes to indemnify and hold harmless the members of the Board of Directors, to the fullest extent permitted by law, against all actions, proceedings and claims brought against them by any third party whatsoever (including for the avoidance of doubt a shareholder acting for his own account), and all liability, loss, cost, expense (including reasonable legal expenses) or damage whatsoever relating thereto where the action, proceeding or claim in any way relates to or concerns or is connected with acts or omissions in the performance of their tasks as of [the date of appointment of the new directors] (i) as member of the board of directors or (ii) in any other function they fulfil at the request of the Company.

The present undertaking does not apply to:

- criminal sanctions (including settlements relating to such sanctions) incurred by any member of the Board of Directors; for the avoidance of doubt, this undertaking covers, however, the legal fees related to and the civil consequences of such criminal sanction;
- any liability, loss, cost, expense (including legal expenses) or damage whatsoever resulting from a fraud ("bedrog / dol") or wilful misconduct ("opzettelijke fout / faute intentionnelle") committed by any member of the Board of Directors;
- any liability, loss, cost, expense (including legal expenses) or damage whatsoever actually covered by insurance.

In the event an action, proceeding or claim is brought against any member of the Board of Directors by a qualified minority of shareholders (representing 1% of the votes or shares with a total par value of EUR 1,250,000) in their own name but on behalf of the company, the company shall advance the reasonable legal costs incurred by such member of the Board of Directors for his/her defense (the 'Legal Costs'). However, should the liability of such member of the Board of Directors vis-à-vis the company be admitted by a final Court decision, such member of the Board of Directors shall immediately reimburse the Legal Costs to the company'.

The Board also concluded that the coverage should be capped, for the Board as a whole, at the level of the previous D&O liability insurance (EUR 100 million).

The Board (excluding Messrs. De Boeck and Cheung) believes that this decision is in the corporate interest of the company as it is the only manner to attract new Directors on the Board of Fortis SA/NV – which will be possible only by providing them the comfort that there will be a fair liability coverage – and to retain the Directors appointed in December 2008. Without D&O coverage, the Directors have indeed no protection against liability. As set out by the Chairman, no insurer is willing to provide D&O coverage to the Company in the current situation. The indemnification commitment derives from this lack of protection of the Directors and would provide the level of comfort that any Director may expect in performing his/her directorship.

The Board further acknowledged that there should be no financial consequences for the company arising from this indemnity other than those resulting from any payment made by the company there under.

Remuneration of Directors and combined shareholdings

Total remuneration paid to non-executive members of the Board of Directors as directors of Fortis amounted to EUR 1.8 million in 2008 (2007: EUR 2.0 million).

At the end of 2008, the directors held a combined total of 131,748 shares. Non-executive Directors did not receive options on Fortis shares.

Post-balance sheet date events

On 12 March 2009 various Fortis entities (i.e. Fortis SA/NV, Fortis N.V., Fortis Brussels SA/NV, Fortis Utrecht N.V. and Fortis Insurance N.V.), BNP Paribas S.A., the Belgian State, the Federal Participation and Investment Corporation (Société Fédérale de Participations et d'Investissement/Federale Participatie- en Investeringsmaatschappij SA/NV or the 'SFPI/FPIM'), Fortis Bank SA/NV ('Fortis Bank') and Fortis Insurance Belgium SA/NV ('Fortis Insurance Belgium') entered into an agreement setting out the terms and conditions of the transfer of a majority of the shares in Fortis Bank by the SFPI/FPIM to BNP Paribas and the transfer of 25% + 1 share in Fortis Insurance Belgium by Fortis Insurance N.V. to Fortis Bank and of the strategic partnership resulting from these transactions (the 'Agreement').

As far as Fortis is concerned, the main elements of the Agreement can be summarized as follows:

Sale of 25% + 1 share in Fortis Insurance Belgium to Fortis Bank

Under the Agreement, Fortis Insurance N.V. will sell 25% + 1 share in Fortis Insurance Belgium to Fortis Bank for a total consideration of EUR 1,375 million. This is based on a total value for Fortis Insurance Belgium (100% of the capital) of EUR 5,500,000,000.

In various ways, the Agreement strengthens the commercial ties between Fortis's insurance operations, Fortis Bank and the BNP Paribas Group more generally. The Agreement provides that:

- The existing agreements between Fortis Insurance Belgium and Fortis Bank for the distribution of insurance products through Fortis Bank will remain in place until at least the end of 2020 and will form the basis of a strong and long-term strategic partnership in bancassurance between the Fortis Group and BNP Paribas.
- In addition, the Agreement also provides that the framework agreement between Fortis Luxembourg Vie S.A. (a 50-50 subsidiary of the Fortis Group and Banque Générale de Luxembourg S.A. ("BGL")8) and BGL will be amended to provide for a minimum duration and exclusivity of five years for the distribution of Fortis Luxembourg Vie's insurance products to Luxembourg retail clients through BGL's network during such period of exclusivity.
- Finally, BNP Paribas and Fortis Insurance have undertaken to explore further areas of cooperation, in particular in the automobile and housing insurance sector (and any other insurance products agreed to by the parties), in countries other than France, Belgium, Turkey and any other country where BNP Paribas' or the Fortis Group's existing agreements with third parties would prohibit such cooperation. As a result, the Fortis Group will become BNP Paribas' preferred commercial partner for non-life insurance products.

Fortis Bank, BNP Paribas, Fortis Insurance Belgium and the relevant entities of the Fortis Group will enter into a shareholders' agreement in respect of Fortis Insurance Belgium. This shareholders' agreement will provide, amongst others, for the following:

- Fortis Bank will be entitled to two non-executive directors on the Board of Directors of Fortis Insurance Belgium as long as its shareholding is at least equal to 15% of the capital and to one non-executive director as long as such shareholding equals or exceeds 5% but is lower than 15%. In addition, Fortis Bank will be entitled to one member on certain operational committees within Fortis Insurance Belgium.
- Fortis Bank will not be entitled to sell its 25% + 1 share stake in Fortis Insurance Belgium prior to 1 January 2018. After such date Fortis Bank will have the right to sell its shareholding in Fortis Insurance Belgium to Fortis. This put option can be exercised during a period of six months after 1 January 2018.
- Other customary rights (e.g. reciprocal rights of first refusal and a tag along right in favour of Fortis Bank).

Financing of the special purpose vehicle 'Royal Park Investments'

The Agreement provides for the financing of a special purpose vehicle ("SPV") that is to acquire a portion of the structured credits portfolio of Fortis Bank. Pursuant to the Protocole d'Accord of 10 October 2008, this SPV was incorporated on 20 November 2008 under the name "Royal Park Investments SA/NV".

The portfolio that is to be sold by Fortis Bank to the SPV on the date of the closing of the Agreement comprises the structured credits that had originally been agreed under the Protocole d'Accord of 10 October 2008, as well as certain additional lines for a total amount of approximately EUR 2 billion. This will, however, only increase the purchase price by approximately EUR 1 billion, since repayments of approximately EUR 1 billion have occurred in respect of the original portfolio since 31 August 2008, and thus EUR 1 billion of the EUR 2 billion of new lines will replace the portion that has so been repaid.

The purchase price to be paid by the SPV to Fortis Bank amounts to approximately EUR 11.4 billion. The price agreed for such purchase is derived from the value that the portfolio had in the books of Fortis Bank as at 31 August 2008 (adjusted for certain impairments). Furthermore, the purchase price is to be adjusted for exchange rate fluctuations between

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8 *Banque Générale de Luxembourg S.A. was named Fortis Banque Luxembourg S.A. until 22 December 2008.*

31 August 2008 and the date of the closing of the Agreement. Any such adjustment of the purchase price will result in an adjustment of the debt that is to be provided to the SPV (but not of the equity).

To fund the purchase of the portfolio, the parties will contribute to the SPV equity in an aggregate amount of EUR 1.7 billion, with Fortis contributing EUR 760 million (44.7%), the SFPI/FPIM EUR 740 million (43.5%) and BNP Paribas EUR 200 million (11.8%).

The remainder of the financing of the SPV will be provided in the form of debt, divided into two tranches (subject to exchange rate adjustments on a pro rata basis):

- a senior tranche of EUR 4.850 billion in aggregate, of which EUR 485 million (10%) by BNP Paribas and EUR 4.365 billion (90%) by Fortis Bank; and
- a super senior tranche of EUR 4.850 billion to be provided entirely by Fortis Bank, which will be repaid in priority and will also rank ahead as far as payments of interest are concerned.

The senior debt to be provided by Fortis Bank in an amount of EUR 4.365 billion will benefit from a guarantee from the Belgian State.

Fortis's exposure in respect of the SPV will be limited to its equity stake of EUR 760 million. Compared to the EUR 1 billion of equity and subordinated debt that Fortis was to provide under the 1 February 2009 Avenant (on a total of EUR 2.5 billion of equity and EUR 900 million of subordinated debt under that Avenant), this represents a reduction of EUR 240 million. Also, due to the reduction in the overall size of the equity tranche (from EUR 2.5 billion to EUR 1.7 billion), Fortis's stake in the equity will increase from 29.6% under the 1 February 2009 Avenant to 44.7% under the Agreement. This means that the upside or upward potential for Fortis, if any, increases under the Agreement.

It should nevertheless be noted that, due to the reduced size of the equity (and the increase in the size of the portfolio), the equity will have a higher risk profile than under the 1 February 2009 Avenant. To mitigate such effect, the parties have agreed to a “loss absorption” mechanism in respect of the senior debt pursuant to which losses in excess of the SPV's equity will be set off against such senior debt. At the same time, given that the repayment profile of the underlying assets of the SPV is uncertain, the mechanism will contain a “retour à meilleure fortune” type of clause. This will in essence provide that, in the case of accounting profits in subsequent years (if any), the portion of the debt on which any losses have been imputed in previous years will first be reinstated and, if any profits are realized after the repayment in full of the debt (including the reinstated portion of the debt and the interest thereon), the original shareholders of the SPV will be entitled to any such profits pro rata to their initial investment upon the liquidation of the SPV.

The parties will work out the precise terms of the various implementing arrangements relating to the SPV, including the financing arrangements, the costs relating thereto, the guarantee from the Belgian State and any currency hedging. Accordingly, at this stage it is not possible to give any further information in this respect.

Under the Agreement, Fortis will receive a EUR 1 billion loan from Fortis Bank which is to be used inter alia to fund Fortis's portion of the equity. The loan to be provided by Fortis Bank will also benefit from a guarantee from the Belgian State and Fortis will remunerate the guarantee provided by the Belgian State. The precise terms of this loan are yet to be agreed among the parties. As security for the Belgian State's guarantee in respect of Fortis's obligations under this loan from Fortis Bank, Fortis will grant a pledge for the benefit of the Belgian State over 35% of the shares in Fortis Insurance Belgium or, subject to mutual agreement, post any other collateral for an amount of EUR 1.5 billion.

Cash-settled call option in respect of the BNP Paribas shares held by the SFPI/FPIM

Fortis SA/NV will have the benefit of a call option granted by the SFPI/FPIM. This option will be linked to the BNP Paribas shares to be acquired by the SFPI/FPIM under the Agreement as consideration for the Fortis Bank shares it will contribute to the capital of BNP Paribas. Under the option, Fortis will be entitled to the difference between the stock price of the BNP Paribas shares at the time of the exercise of the option and EUR 68. This option will be settled exclusively in cash. Fortis will be entitled to exercise this option at any time during a period of 6 years as from 10 October 2010 (being after the expiration of a lock-up period of 2 years imposed upon the SFPI/FPIM in respect of the BNP Paribas shares it will acquire).

The call option allows the Fortis Group and therefore all Fortis shareholders to benefit from a potential increase in the value of the BNP Paribas shares to be acquired by the SFPI/FPIM pursuant to the Agreement. As indicated above, the SFPI/FPIM will acquire BNP Paribas shares in two stages: (i) 88,235,294 BNP Paribas shares on the date of the closing of the Agreement in exchange for 54.55% of the shares in Fortis Bank and (ii) 32,982,760 BNP Paribas shares as soon as possible after the date of the closing of the Agreement in exchange for a further 20.39% of the shares in Fortis Bank. The issuance of the additional 32,982,760 BNP Paribas shares is subject to the approval of the shareholders of BNP Paribas (failing which BNP Paribas will acquire the additional 20.39% shareholding in Fortis Bank in exchange for cash). Assuming approval by the BNP Paribas shareholders of the issuance of such 32,982,760 BNP Paribas shares, Fortis's option will extend to 121,218,054 BNP Paribas shares, which - based on the current number of BNP Paribas shares - represents a stake of 11.6% in the capital of BNP Paribas. Otherwise the option will be limited to 88,235,294 BNP Paribas shares.

This arrangement replaces the so-called "coupon 42", a compensation mechanism created (but not implemented) by the Belgian State in favour of certain categories of Fortis shareholders.

The Agreement also provides that the Fortis Group will benefit from certain anti-dilution rights aimed at preserving the value of Fortis's option upon the occurrence of certain BNP Paribas corporate events (such as a BNP Paribas capital increase with preferential subscription for the BNP Paribas shareholders, an extraordinary dividend, a merger or split). However, the anti-dilution protection will not apply in the case of a capital increase of BNP Paribas without preferential subscription rights nor in any other cases where the SFPI/FPIM itself would be diluted as a BNP Paribas shareholder without compensation.

The estimated fair value of the option as of 12 March 2009, based on normal market volatility and assuming the option extends to 121,218,054 BNP Paribas shares, is EUR 504 million.

Interest payment mechanism between Fortis and Fortis Bank in relation to the Relative Performance Note linked to the CASHES

The CASHES are tradable securities that Fortis Bank issued in November 2007 for a principal amount of EUR 3 billion to strengthen its solvency. The CASHES can only be reimbursed through an exchange against 125,313,283 Fortis shares held by Fortis Bank. Fortis Bank pledged these shares in favour of the holders of the CASHES.

When the CASHES were issued, Fortis SA/NV and Fortis Bank agreed to a Relative Performance Note ("RPN"), the purpose of which was to neutralize the impact on Fortis Bank of differences in the value changes in the CASHES and Fortis shares that occur on Fortis Bank's balance sheet and otherwise affect Fortis Bank's P&L.

Under the 1 February 2009 Avenant it had been agreed to replace the mechanism contained in the Protocole d'Accord of 10 October 2008 under which Fortis was to make an upfront payment of EUR 2.35 billion to Fortis Bank in connection with the cancellation of the RPN and the entering into of a total return swap. In lieu, in the 1 February 2009 Avenant it was agreed to leave the RPN in place and to provide for an interest payment in respect of the amount that may be outstanding from time to time under the RPN.

The Agreement maintains the interest payment mechanism between Fortis and Fortis Bank in relation to the RPN, as it was put in place by the 1 February 2009 Avenant and also provides that the RPN will remain in place until the reimbursement of all of the CASHES.

Depending on the evolution of the fair market value of the CASHES and the Fortis shares, either Fortis or Fortis Bank will owe an amount to the other party under the RPN. The party owing this notional amount (which, based on current expectations, is likely to be Fortis rather than Fortis Bank) will be required to pay interest on such amount to the other party on a quarterly basis at a rate of EURIBOR 3 months plus 20 basis points.

If Fortis were to default on its interest payments in respect of the RPN (and the Belgian State would not elect to make such interest payments in lieu of Fortis), Fortis Bank will have the option to terminate the RPN. In the case of such a termination, Fortis will be required to pay to Fortis Bank the amount then due under the RPN (subject to a cap of EUR 2.35 billion).

In addition, Fortis will be required to pay a fee on the amount owed to Fortis Bank to compensate for the guarantee that the Belgian State will provide to Fortis Bank in respect of such interest payments as well as in respect of the amount payable on termination. As security for the Belgian State's guarantee in respect of Fortis's obligations under the RPN, Fortis will grant a pledge over 10% to 20% of the shares in Fortis Insurance Belgium (depending on the amount of the interest payments under the RPN). The cost of the guarantee will take into account the pledge that Fortis will grant on a variable number of shares in Fortis Insurance Belgium.

The obligations of Fortis in respect of the RPN will impact the P&L of Fortis. The RPN will remain in place on the outstanding amount of the CASHES, which is a perpetual instrument. At the end of 2008, the basis for the calculation of the RPN interest payments amounted to EUR 29 million due by Fortis to Fortis Bank. This amount may, in all likelihood, increase over time and is capped at EUR 2.35 billion.

It is understood between all parties to the Agreement that, as long as the CASHES have not been exchanged into Fortis shares, the underlying Fortis shares related thereto will not carry any dividend or voting rights.

Closing of the Agreement

The date of the closing of the Agreement is the date on which the SFPI/FPIM will transfer 54.55% (263,568,083 shares) of the shares in Fortis Bank to BNP Paribas in exchange for BNP Paribas shares and on which the transfer of 25% + 1 share in Fortis Insurance Belgium to Fortis Bank will take place. On the closing date, Fortis, the SFPI/FPIM, BNP Paribas and Fortis Bank will also fund the SPV.

The closing of the Agreement and the execution of the various transactions contemplated thereby is subject to the fulfilment (or the waiver by BNP Paribas) of a number of conditions precedent. These include customary conditions such as the approvals and consents of regulatory authorities. The approval of the transactions relating to the Fortis Group by the shareholders' meetings of Fortis N.V. and Fortis SA/NV no later than 18 April 2009 also is one of the conditions precedent of the Agreement.

The Agreement will lapse if the conditions precedent (which can only be waived by BNP Paribas) are not fulfilled by 30 April 2009.

It is the intention of the parties to the Agreement to proceed with the closing thereof as soon as all conditions precedent have been fulfilled. Accordingly, the closing of the Agreement is expected to take place by the end of April 2009 or early May 2009 at the latest.

Approval by the shareholders' meetings of Fortis N.V. and Fortis SA/NV

Fortis will submit the transactions relating to the Fortis Group, as they are laid down in the Agreement, for approval to the shareholders' meetings of both Fortis N.V. and Fortis SA/NV.

Fortis will voluntarily submit the transactions to the shareholders' meetings of Fortis N.V. and Fortis SA/NV given the importance of these transactions for the future of the Fortis Group and given the need to have a serene atmosphere reinstated around Fortis.

Submitting the transactions to the shareholders' meetings of Fortis N.V. and Fortis SA/NV in no way constitutes an acknowledgement by Fortis of the ruling of the Court of Appeal of Brussels of 12 December 2008 nor of the legal reasoning underlying this ruling. Such voluntary submission does not mean that Fortis acknowledges that the Fortis Governance Statement is part of the articles of association of Fortis SA/NV or that it has the same status as the articles of association of Fortis SA/NV, nor that the transactions entered into in October 2008 had to be submitted to the shareholders' meetings of Fortis SA/NV or of Fortis N.V. for approval.

Summary of the impact of the transaction on the pro forma financial position

Closing of the Agreement would:

- generate EUR 1,375 million of cash for the sale of 25% + 1 share in Fortis Insurance Belgium to Fortis Bank;
- require a cash investment of EUR 760 million, representing Fortis's share in the equity of the SPV;
- mean that the RPN will remain in place and that, in addition, Fortis (or, in certain more unlikely scenarios, Fortis Bank) will be required to make quarterly interest payments under the RPN calculated at a rate of EURIBOR 3 months plus 20 basis points on the then outstanding amount. ;
- recognise the fair value of the call option granted by the SFPI/FPIM in respect of the upside on the BNP Paribas shares above EUR 68. Assuming that the option extends to 121,218,054 BNP Paribas shares and based on market information of 12 March 2009, this option is estimated to have a market value of EUR 504 million.

In addition to upward potential from the insurance operations, the downward risk for Fortis has been further limited as a result of a reduced exposure to the SPV of EUR 760 million.
Finally, the anti-dilution rights granted to Fortis will preserve the value of its cash-settled call option on the BNP Paribas shares. This option allows Fortis to benefit from a potential increase in the value of the BNP Paribas shares.

Also, it should be noted that in the case of a negative vote on the proposed resolution, Fortis would as a legal matter nevertheless continue to be bound by a fallback provision in a Share Purchase Agreement of 10 October 2008 with the SFPI/FPIM (as amended) relating to the financing of the SPV. This agreement provides for the financing of the SPV only by Fortis and the SFPI/FPIM in case the Agreement (with BNP Paribas) does not take effect. In case the fallback provision would be enforced against Fortis, Fortis would be required to fund EUR 6.86 billion out of a total amount of EUR 9.36 billion (less any redemptions and subject to currency adjustments). To secure such obligation, Fortis granted a pledge over its shares Fortis Insurance Belgium. A negative vote on the deal resulting from the Agreement would also mean a new period of uncertainty for the Fortis shareholders and the other Fortis stakeholders, including the employees of the various entities of the Fortis Group.

Consolidated information related to the implementation of the EU Takeover Directive and the Fortis Annual Report

For legal purposes, the Board of Directors hereby declares that the Fortis Annual Report 2008 has been prepared in accordance with the statutory rules implementing the EU Takeover Directive that came into force in the Netherlands on 31 December 2006 and in Belgium on 1 January 2008. The Board hereby gives the following explanations concerning the respective elements to be addressed under the new rules:

- A comprehensive overview of the prevailing capital structure can be found in notes 4 and 29 of the Fortis Consolidated Financial Statements 2008.
- Restrictions on the transfer of shares extend only to preference shares (if issued) and the securities described in note 29 of the Fortis Consolidated Financial Statements 2008.
- Fortis lists under the heading 'Shareholder Information' in the Fortis Annual Review 2008 any major shareholdings of third parties that exceed the threshold laid down by law in Belgium and the Netherlands and by the Articles of Association of Fortis SA/NV.
- No special rights are attached to issued shares other than those mentioned in notes 4 and 29 of the Fortis Consolidated Financial Statements 2008.
- Share option and share purchase plans, if any, are outlined in note 10 of the Fortis Consolidated Financial Statements 2008. The Board of Directors decides on the issuance of shares and options, as applicable, subject to local legal constraints.
- Except for the information provided in notes 4, 13 and 29 of the Fortis Consolidated Financial Statements 2008, Fortis is unaware of any agreement among shareholder that may restrict either the transfer of shares or the exercise of voting rights.
- Board members are elected or removed by a majority of votes cast at the General Meetings of both Fortis SA/NV and Fortis N.V. Any amendment to the Articles of Association requires the General Meetings to pass a resolution to that effect. If fewer than 50% of the shareholders are represented, a second meeting must be convened which will be able to adopt the resolution with 75% of the votes cast regardless of the quorum. For amendments to the Articles of Association related to the twinned share principle, the General Meetings of both Fortis SA/NV and Fortis N.V. must comply with the quorum and majority requirements laid down in those articles.
- The Fortis Board is entitled both to issue and to buy back shares, in accordance with authorisations granted by the General Meetings of Fortis SA/NV and Fortis N.V. The present authorisations will expire on 29 October 2009.
- Neither Fortis SA/NV nor Fortis N.V. is a party to any major agreement that would either become effective, be amended and/or be terminated due to any change of control over the company as a result of a public takeover bid.
- Neither Fortis SA/NV nor Fortis N.V. has entered into an agreement with its Board members or employees, which would allow the disbursement of special severance pay in the case of termination of employment as a result of a public takeover bid.
- The Law of 2 May 2007 on the disclosure of significant shareholdings in issuers whose securities are admitted to trading on a regulated market and containing various provisions imposes disclosure requirements on any individual or entity acquiring or transferring voting securities or securities which give a right to voting securities, as soon as, following such acquisition or transfer, the total number of voting rights directly or indirectly held by such individual or entity, alone or in concert with others, increases above or falls below a threshold of 5%, or any multiple of 5%, of the total number of voting rights attached to the Company's securities. Article 18 of the Law of 2 May 2007 allows companies to reduce the first disclosure threshold to 1%,2%, 3%, 4% in the articles of association. The Company has exercised this right in Article 28 of its articles of association by reducing the first notification threshold to 3%. A shareholder whose shareholding increases above or falls below the applicable thresholds must, each time, disclose this fact to the CBFA and to the Company as soon as possible and, at the latest four trading days following the triggering event. A breach of these disclosure requirements may result in the suspension of voting rights.

Outlook

From the perspective of the global economy, recovery is expected to be slow and sporadic. While none of us know today how quickly the economy will recover – or indeed how long it will take for confidence to return to the markets – we can assure you that we are wasting no time in exploring every opportunity available to us to create value and a return for shareholders.

It is time to look forward and to seize this opportunity to build for the future. We have the nucleus of a new start for Fortis – a sizeable domestic and international insurance franchise that provides us with a platform for growth and future value creation. Fortis Insurance Belgium is the national market leader in both life and non-life products with a significant market share. The activities of Fortis Insurance International span both Europe and Asia with prominent positions in the UK, Portugal, France and Luxembourg markets and branches in Germany, Turkey, Russia and Ukraine too. In Asia, Fortis is present in China, Malaysia, Thailand, Hong Kong and India.

The Board and executive management will together develop a new strategy for the company, which will be presented to shareholders at the appropriate time. Our goal now is to recover from this very difficult period as quickly as possible; to look to the future and create value for our shareholders. Shareholders have our full and dedicated commitment to this endeavour.

Brussels/Utrecht, 30 March 2009

Board of Directors

Fortis SA/NV
Financial Statements 2008

Fortis SA/NV

Rue Royale 20

1000 Brussels, Belgium

General information

1. Foreword
Most of the 'General information' is included in the Report of the Board of Directors of Fortis SA/NV and Fortis N.V. This section of general information contains solely information on Fortis SA/NV that has not been provided elsewhere.

2. Identification
The company is a public limited company bearing the name 'Fortis SA/NV'. Its registered office is at Rue Royale 20, 1000 Brussels. This office may be transferred to anywhere else in Belgium by resolution of the Board of Directors. The company is registered in the Brussels register of legal entities under no. 0451.406.524.

3. Incorporation and publication
The company was incorporated on 6th November 1993 under the name of 'Fortis Capital Holding'.

4. Places where the public can verify company documents
The Articles of Association of Fortis SA/NV can be verified at the Registry of the Commercial Court at Brussels and at the company's registered office.

The financial statements are filed with the National Bank of Belgium. Decisions on the appointment and withdrawal of Board members of the companies are published, amongst others in the annexes to the Belgian Law Gazette. Financial reports on the companies and notices convening General Meetings are published in the financial press, newspapers and periodicals. The financial statements of the company are available at the registered office and are also filed with the National Bank of Belgium. They are sent each year to registered shareholders and to others on request.

5. Amounts
All amounts stated in tables of these financial statements are denominated in millions of euros, unless otherwise indicated.

Balance sheet before profit appropriation

	31 December 2008	31 December 2007
Assets		
FIXED ASSETS	4,092	28,005
Incorporation expenses		
Intangible fixed assets		
Tangible fixed assets		
Financial fixed assets	4,092	28,005
Affiliated companies	4,092	28,005
Participating interests	4,092	28,005
CURRENT ASSETS	63	95
Amounts receivable after more than one year		
Stocks and contracts in progress		
Amounts receivable within one year	28	25
Trade accounts receivable	1	
Other amounts receivable	27	25
Short-term investments	15	13
Own shares	15	13
Liquid assets	20	55
Prepayments and accrued income		2
Total assets	**4,155**	**28,100**

	31 December 2008	31 December 2007
Liabilities		
Shareholders' equity	**4,103**	**27,392**
Capital	10,781	10,138
Subscribed capital	10,781	10,138
Share premium reserve	9,240	9,125
Capital gains due to revaluations		
Reserves	6,589	6,589
Legal reserve	660	660
Reserves not available for distribution	571	570
For own shares	15	14
Other	556	556
Tax-free reserves		
Reserves available for distribution	5,358	5,359
Profit carried forward	(22,507)	1,540
Provisions and deferred taxes		
Provisions for risks and charges		
Pensions and similar commitments		
Taxes		
Major renovation and maintenance projects		
Other risks and charges		
Deferred taxes		
Amounts payable	52	708
Amounts payable after more than one year		
Amounts payable within one year	51	708
Current portion of amounts payable after more than one year		
Financial debts		
Commercial debts	5	10
Suppliers	5	10
Advance payments received on account of contracts in progress		
Amounts payable in respect of taxes, remuneration and social charges		14
Taxes		14
Remuneration and social charges		
Other amounts payable	46	684
Accruals and deferred income	1	
Total liabilities	**4,155**	**28,100**

Income statement

	2008	2007
Operating income		
Turnover		
Increase (+) or decrease (-) in stocks of work and contracts in progress and of finished goods		
Own construction capitalised		
Other operating income		
Operating expenses	20	126
Goods for resale, raw and ancillary materials		
Purchases		
Increase (-), decrease (+) in stocks		
Services and miscellaneous goods	7	5
Remuneration, social charges and pensions		
Depreciation and amounts written down on formation expenses and intangible and tangible fixed assets	13	121
Increase (+), decrease (-) in amounts written down on stocks, contracts in progress and trade accounts receivable		
Increase (+), decrease (-) in provisions for risks and charges		
Other operating expenses		
Operating expenses capitalised as restructuring costs		
Operating loss	(20)	(126)
Financial income	1,183	1,844
Income from financial fixed assets	1,180	1,840
Income from current assets	3	4
Other financial income		
Financial charges	47	15
Interest in respect of amounts payable	1	
Increase (+), decrease (-) in amounts written down on current assets other than stocks, contracts in progress and trade		
Other financial charges	46	15
Profit on ordinary activities, before taxes	**1,116**	**1,703**

	2008	*2007*
Extraordinary income		
Extraordinary charges	25,163	
Profit for the financial year before taxes	(24,047)	1,703
Tax on profits		
Taxes		
Adjustment of taxes and write-back of tax provisions		
Profit for the financial year	(24,047)	1,703
Transfer from tax-exempt reserves		
Transfer to tax-exempt reserves		
Profit for the financial year available for appropriation	(24,047)	1,703

	2008	*2007*
Appropriation of profit		
Profit to be appropriated	(24,047)	2,765
Profit for the financial year available for appropriation	(24,047)	1,703
Profit carried forward from the previous financial year		1,062
Transfers from shareholders' equity		
from the capital and share premium reserves		
from the reserves		
Transfer to shareholders' equity		85
To the capital and share premium reserve		
To the legal reserve		85
To the other reserves		
Result to be carried forward		1,540
Shareholders' contribution in respect of losses		
Profit to be distributed		1,140
Dividends		1,140
Directors' entitlements		
Other allocations		

Notes

	2008	2007
Statement of incorporation expenses		
Net book value as at the end of the preceding financial year		
Change during the financial year:		
- New expenses incurred	13	
- Depreciation	13	
- Other		
Net book value as at the end of the financial year		
Comprising: Incorporation expenses and capital increase expenses, loan issuance expenses and other formation expenses		
Restructuring costs		

	2008	2007
Status of financial fixed assets		
Affiliated companies - Participating interests, equity securities		
Acquisition value as at the end of the preceding financial year		28,005
Changes during the financial year:		
Acquisitions	1,250	
Disposals and asset retirements		
Reclassification		
Acquisition value as at the end of the financial year	29,255	
Capital gains		
Depreciation and amounts written off	25,163	
Uncalled amounts		
Net book value at the end of the financial year	4,092	
Receivables		
Net book value at the end of the preceding financial year		
Change during the financial year		
Receivables at the end of the financial year		
Accumulated amounts written off		

Participating interests and entitlements in other companies

The following list comprises the companies in which Fortis SA/NV holds a participating interest, as well as the other companies in which Fortis SA/NV holds entitlements representing at least 10% of the capital issued.

Name, full address of the REGISTERED OFFICE In case of a company governed by Belgian law, the V.A.T. or NATIONAL NUMBER	*Entitlements held by*			*Information derived from the latest available financial statements*			
	The company (directly)		*subsidiaries*	*Financial statements as at*	*Currency Code*	*Shareholders' equity*	*Net result*
	Number	*%*	*%*			*(+) of (-) (in millions of monetary units)*	
Fortis Brussels SA/NV *Rue Royale, 20* *1000 Brussels, BELGIUM* *BE 0476.301.276*				31/12/2007	EUR	36,103	143
Ordinary shares	810,551,285	50.00					
Fortis Utrecht N.V. *Archimedeslaan 6* *3584 BA Utrecht, THE NETHERLANDS*				31/12/2007	EUR	2,891	2,347
Ordinary shares	500,000,001	50.00					

	2008	2007
Specification of equity and structure of the shareholder group		
Equity		
Subscribed capital		
At previous year end	xxxxxxxxxx	10,138
At year end	10,781	
	Amounts	*Number of shares*
Changes during the financial year		
Capital increases	643	150,061,751
Capital represented by		
Types of shares		
Ordinary shares	10,781	2,516,657,248
Registered shares	xxxxxxxxxx	179,494,178
Bearer shares	xxxxxxxxxx	2,337,163,070
Unpaid capital		
Own shares held by:		
The company itself		
Amounts	15	
Number of shares	1,100,269	
Its subsidiaries		
Amounts	1,032	
Number of shares	40,727,928	
Commitments to issue shares		
In connection with conversion rights		
Amount of outstanding convertible notes		
Amount of capital to be subscribed		
Maximum number of shares to be issued		
In connection with subscription rights		
Number of outstanding subscription rights	41.432.398	
Amount of capital to be subscribed	924	
Maximum number of shares to be issued	41.432.398	
Capital authorised but not subscribed	1,379	
Shares issued not representing capital		
Structure of the shareholder group of the company as at the closing date of the financial year, as shown by the notices received by the company		
As far as known by Fortis SA/NV, the structure of the company's stable shareholders at 31 December 2008, was as follows:	Number of shares	%
Fortis Bank	125,313,283	4,98
Ping An Life Insurance Company of China, Ltd	120,996,265	4,81

On 31 December, the members of the Board of Directors of Fortis SA/NV jointly held 136,249 shares, 164,280 options, 29,206 restricted shares and 52,563 restricted shares rights.

	2008
Status of liabilities	
Amounts payable originally due after more than one year, according to their remaining term to maturity	
Guaranteed amounts payable	
Amounts payable in respect of taxes, remuneration and social charges	
Taxes	
Taxes due	
Taxes not yet due	
Estimated taxes payable	
Remuneration and social charges	
Amounts due to the National Social Security Office	
Other amounts payable in respect of remuneration and social charges	
Transitory accounts	
Cost of shareholders meetings	1

	2008	2007
Financial results		
Other financial income		
Amounts written down on loan issuance costs and from risks		
Capitalised interest		
Amount written down on current assets		
Other financial charges		
Provisions of a financial nature		
Breakdown of other financial charges		
Expenses related to own funds	46	14
Other expenses in respect of own funds		1

	2008
Income taxes and other taxes	
Income taxes	
Taxes on the result for the financial year	
Income taxes due or paid	
Surplus on prepaid taxes or activated withholding tax	
Estimated additional charges for income taxes	
Taxes on the result for previous years	
Additional charges for income taxes due or paid	
Estimated additional charges for income taxes or provisioned	
Main sources of differences between the profit before taxes, as stated in the financial statements, and the estimated taxable profit	
Dividends of subsidiaries of which 95% is not taxable	1,121
Impact of the extraordinary results on the level of taxation on the result for the financial year	
Sources of deferred taxes	
Deferred tax assets	45
Loss carried forward, deductible from future taxable profits	45
Other deferred tax assets	

	2008	2007
Taxes on value added and taxes to the debit of third parties		
Amount of value added tax charged during the financial year:		
Amounts withheld to the debit of third parties in the form of:		
Advance levy withheld from wage, salaries and benefits		1
Withholding tax	61	130

	2008
Rights and commitments not reflected in the balance sheet	
Personal security provided or irrevocably pledged by the company by way of surety	
For amounts payable by or commitments of third parties, of which	7,629
Outstanding bills of exchange endorsed by the company	
Bills drawn or guaranteed by the company	
Maximum amount for which other debts or commitments of third parties are guaranteed by the company	7,629

Fortis (former) operating entities issued a number of hybrid instruments and senior debt securities that create a contingent liability for Fortis N.V. and Fortis SA/NV, because these parent companies acted as guarantor, co-obligor or provided support agreements. The following chapters describe the contingent liabilities linked to these instruments.

FRESH

On 7 May 2002, Fortfinlux S.A. issued undated Floating Rate Equity-linked Subordinated Hybrid capital securities ('FRESH') with a nominal amount of EUR 1,250 million. Coupons on the securities are payable quarterly, in arrears, at a variable rate of 3 month Euribor + 1.35%.

FRESH is issued by Fortfinlux S.A., with Fortis SA/NV and Fortis N.V. acting as Co-obligors. In the event that dividends are not paid on the Fortis shares, or that the dividends to be declared are below a threshold with respect to any financial year (dividend yield < 0,5%), and in certain other exceptional circumstances, payments of coupons are made in accordance with a so called Alternative Coupon Satisfaction Method (ACSM). The ACSM implies that new Fortis shares will be issued and subsequently sold in the market and the proceeds will be used to satisfy the coupon payment to bondholders. If the ACSM is triggered and there is insufficient available authorised capital to settle the ACSM obligation, the coupon settlement is postponed up to the moment that the ability to issue shares is restored. Because of these characteristics FRESH is treated as part of regulatory Tier 1 capital.

Fortis announcement on 15 March 2009 not to declare a dividend for the 2008 financial year triggered the ACSM on the FRESH, which will apply on the full quarterly coupon periods after this date, the first ranging from 8 May up to 7 August 2009. This mandatory ACSM to satisfy coupons will last until Fortis' announcement to resume an (interim-) dividend payment again.

To use the ACSM Fortis needs to issue new shares; Fortis also announced on 15 March 2009 that issuance of new shares by the Board of Directors out of the authorised capital will only be possible after the shareholders have passed resolutions approving the proposals to reduce the capital of Fortis SA/NV, with due regard for the two month waiting period, and provided that Fortis shares are then trading higher than EUR 0.84. This implies that the quarterly coupon payments are postponed from the above period until the moment that the above conditions are met. Fortis will first have to satisfy the postponed coupon payments using ACSM, before it can resume a dividend payment. There is no accrued interest applicable on the postponed ACSM coupons.

The FRESH has no maturity date, but may be exchanged into Fortis shares at a price of EUR 31.50 per share at the discretion of the holder. From 7 May 2009, the bonds will be automatically exchanged into Fortis shares if the price of the Fortis share is equal to or higher than EUR 47.25 on twenty consecutive stock exchange business days.

CASHES

On 19 December 2007, Fortis Bank nv-sa issued Convertible And Subordinated Hybrid Equity-linked Securities ('CASHES') with a nominal amount of EUR 3 billion. Coupons on the securities are payable quarterly, in arrears, at a variable rate of 3 month Euribor + 2.0%.

When the CASHES were issued, Fortis SA/NV and Fortis N.V. issued 125,313,283 shares for a total amount of EUR 2.35 billion and placed these shares with a third party; with the proceeds of this issue Fortis recapitalised Fortis Bank nv-sa. In a second step Fortis Bank in turn used the proceeds of this recapitalisation to buy these shares from the third party. In a third step Fortis Bank issued EUR 3 billion CASHES, with Fortis SA/NV and Fortis N.V. acting as co-obligors. This instrument will only be reimbursed by Fortis Bank by exchanging them against the acquired Fortis shares; the principal amount of the securities will not be repaid in cash. The underlying Fortis shares are the only recourse for the holders of the CASHES; Fortis Bank pledged these shares in favour of the holders.

Fortis Bank nv-sa and Fortis SA/NV have concluded a Relative Performance Note (RPN) which instrument effectively transfers the net fair value movements of the Fortis shares and the CASHES from Fortis Bank to Fortis SA/NV. However, the RPN is not valued under BGAAP.

CASHES is issued by Fortis Bank nv-sa, with Fortis SA/NV and Fortis N.V. acting as Co-obligors. In the event that dividends are not paid on the Fortis shares, or that the dividends to be declared are below a threshold with respect to any financial year (dividend yield < 0,5%), and in certain other circumstances, payments of coupons are made in accordance with a so called ACSM (see 29.1). If the ACSM is triggered and there is insufficient available authorised capital to settle the ACSM obligation, the coupon settlement is postponed up to the moment that the ability to issue shares is restored. Because of these characteristics the EUR 650 million difference between the initial value of the Fortis shares and the issued principal amount of CASHES, representing the exchange option premium, together with the EUR 2.35 billion capitalisation, is treated as regulatory Tier 1 capital at the level of Fortis Bank.

Fortis announcement on 15 March 2009 not to declare a dividend for the 2008 financial year triggered the ACSM on the CASHES, which will apply on the full quarterly coupon periods after this date, the first ranging from 20 March up to 19 June 2009. This mandatory ACSM to satisfy coupons will last until Fortis' announcement to resume an (interim-) dividend payment again. To use the ACSM, Fortis needs to issue new shares; Fortis also announced on 15 March 2009 that issuance of new shares by the Board of Directors out of the authorised capital will only be possible after the shareholders have passed resolutions approving the proposals to reduce the capital of Fortis SA/NV, with due regard for the two month waiting period, and provided that Fortis shares are then trading higher than EUR 0.84. This implies that the quarterly coupon payments are postponed from the above period until the moment that the above conditions are met. Fortis will first have to satisfy the postponed coupon payments using ACSM, before it can resume a dividend payment. There is no accrued interest applicable on the postponed ACSM coupons.

The CASHES have no maturity date, but may be exchanged into Fortis shares at a price of EUR 23.94 per share at the discretion of the holders. From 19 December 2014, the bonds will be automatically exchanged into Fortis shares if the price of the Fortis share is equal to or higher than EUR 35.91 on twenty consecutive stock exchange business days.

MCS

On 7 December 2007, Fortis Bank Nederland (Holding), with Fortis Bank nv-sa, Fortis SA/NV and Fortis N.V. acting as co-obligors, issued Mandatory Convertible Securities ('MCS') with a nominal amount of EUR 2 billion. Coupons on the securities are payable semi-annually, in arrears, at a rate of 8.75% annually.

A breach of minimum solvency levels at Fortis Bank Nederland (Holding)s would lead to an accelerated conversion using an ACSM for unpaid coupons. Because Fortis announced on 15 March 2009 not to declare a dividend for the 2008 financial year, while there was also no interim dividend payment during 2008, Fortis Bank Nederland (Holding) is entitled to use this discretion for the semi annual coupon payment that is scheduled on 7 June 2009.

The MCS will be converted mandatorily on 7 December 2010 into a number of Fortis shares that depends on the then prevailing share price, with a minimum of 87,822,374 and a maximum of 105,386,849 shares. According to agreements entered into between the parties, Fortis Bank Nederland (Holding) should compensate Fortis by issuing new shares to Fortis SA/NV and Fortis N.V. for the stock settlement at conversion; this compensation is disputed by the Dutch State, after it took control over Fortis Bank Nederland (Holding).

At conversion of the MCS, Fortis SA/NV will record a EUR 1 billion increase of its equity against a EUR 1 billion receivable, for new Fortis Bank Nederland (Holding) shares to be received from Fortis Bank Nederland (Holding). In the event that the Dutch State successfully disputes this claim, Fortis SA/NV will need to record an impairment on this receivable, subject to the level of compensation that will be agreed upon.

Fortis Capital Funding Trusts

The Fortis Capital Funding Trusts issued non-cumulative, perpetual trust capital securities in 1999, guaranteed by ASR Levensverzekering N.V. and Fortis SA/NV and Fortis N.V., of which EUR 50 million at a quarterly fixed interest rate of 6.25% per annum, EUR 200 million at a 5.5% fixed annual rate and EUR 400 million at three-month Euribor plus 1.30 %. ASR announced on 26 March 2009 not to call the instrument at 26 April 2009 and instead will plan to exchange the instrument to another instrument in the course of 2009. The coupon on the EUR 200 million tranche and the EUR 400 million tranche will therefore change into three-month Euribor plus 2.30%. The coupon payment is conditional on ASR Levensverzekering keeping a solvency ratio of at least 200% of the regulatory required minimum. Because of these characteristics, this instrument classifies as part of regulatory capital at the level of ASR Levensverzekering N.V.

This security is part of discontinued operations; however, the parental guarantee entails that if ASR Levensverzekering breaches the mentioned minimum solvency level while Fortis would declare a dividend, Fortis SA/NV en Fortis N.V. will be held liable for the coupon payments during one year after declaration of such a dividend without any possibility of recourse against ASR Levensverzekering. Fortis announced on 15 March 2009 not to pay a dividend. As long as Fortis does not resume a dividend payment, no claims can be made against Fortis, regardless the evolution of the solvency of ASR Levensverzekering. This contingent liability stops existing at the exchange of the instrument by ASR.

Fortis Capital Company

Fortis Capital Company issued non-cumulative, non-voting, perpetual preference shares in 1999 with a nominal value of EUR 450 million, which benefit from a support agreement entered into by Fortis SA/NV and Fortis N.V. and provide an annual dividend of 6.25% until 29 June 2009 and, if not called on such date, at a rate of 3-month Euribor + 2.60% thereafter. Fortis Capital Company in turn on-lent the proceeds to Fortis Bank Nederland (Holding) N.V. in the form of a subordinated loan.

The parental support agreement entails that, as long as any of the supporting companies are paying a dividend on ordinary shares in any given financial year, the supporting companies will make available to Fortis Capital Company such additional funds as necessary to allow it to pay the dividend on the preference shares, in case Fortis Bank Nederland (Holding) would decide not to declare such a dividend. This would be the case if, for solvency reasons, Fortis Bank Nederland (Holding) would not pay interest on the subordinated loan.

Fortis Capital Company announced on 26 March 2009 not to call the instrument in 2009. As a result of this decision holders of these preference shares may either elect to stay in the instrument and receive a coupon of 3 months Euribor + 2,6%, or to elect to exchange their shares for Fortis ordinary shares, to be delivered by Fortis. Following the election for exchange by the holders of the preference shares, Fortis Capital Company may decide that the preference shares will be redeemed against cash to be delivered by Fortis, instead of through delivery of Fortis ordinary shares, provided that DNB and CBFA consent to this cash redemption.

Fortis is currently legally prevented from issuing new shares until two capital reductions, which are proposed to the shareholders' meeting of 28 April 2009, have been approved and become effective. Fortis is therefore not in a position to deliver new shares to Fortis Capital Company in the event that holders would elect for stock settlement and may need to deliver cash or shares that are bought back from the market. In line with what is foreseen in the underlying documentation with the aim of maintaining the Tier 1 capital of Fortis Bank Nederland (Holding) N.V., if Fortis would be asked to fulfil its commitments, it is Fortis' position that it is entitled to be compensated through delivery of a subordinated loan, preference or ordinary shares of Fortis Bank Nederland (Holding) or any other compensation acceptable in the given circumstances.

Fortis Bank Tier 1 debt securities 2001

Fortis Bank issued EUR 1,000 million redeemable perpetual cumulative coupon debt securities in 2001, which benefit from a support agreement entered into by Fortis SA/NV and Fortis N.V., at an interest rate of 6.50% until 26 September 2011 and 3-month Eurobor + 2.37% thereafter.

The parental support agreement entails that if Fortis Bank's solvency would drop below the threshold level or if Fortis Bank so elects, the coupon is satisfied via ACSM through the issue by Fortis of ordinary shares, for which Fortis Bank would need to compensate Fortis SA/NV and Fortis N.V through the contribution in their capital of ordinary shares or profit-sharing certificates issued by Fortis Bank.

The support agreement gives bondholders the option, in case Fortis Bank would not call the instrument in 2011, to ask Fortis SA/NV and Fortis N.V. to settle the principal amount of the instrument through the issue of Fortis shares. In turn, these entities have the option to settle the principal amount on the securities in cash instead. In both cases, Fortis would be compensated for this settlement through the receipt of the perpetual claim on Fortis Bank.

Fortis Bank Tier 1 debt securities 2004

Fortis Bank issued EUR 1,000 million perpetual securities in 2004, which benefit from a support agreement entered into by Fortis SA/NV and Fortis N.V., at an interest rate of 4.625% until 27 October 2014 and 3-month Eurobor + 1.70% thereafter.

The parental support agreement entails that if Fortis Bank's solvency would drop below the threshold level or if Fortis Bank so elects, the coupon is satisfied via ACSM through the issue by Fortis of ordinary shares, for which Fortis Bank would need to compensate Fortis SA/NV and Fortis N.V through the contribution in their capital of ordinary shares issued by Fortis Bank.

Fortis Hybrid Financing

In 2006, Fortis incorporated a special purpose company named Fortis Hybrid Financing, which issued securities which rank pari passu among themselves, and invested the proceeds thereof in instruments issued by any of the (former) Fortis operating companies that qualified as solvency for these entities. The securities issued by Fortis Hybrid Financing have the benefit of a support agreement and a subordinated guarantee entered into by Fortis SA/NV and Fortis N.V.

Fortis Hybrid Financing issued EUR 500 million securities called "Hybrone" in 2006, at an interest rate of 5.125% until 20 June 2016 and 3-month Euribor + 2.00% thereafter. In 2008 it issued US$ 750 million securities called "Nitsh I" at an interest rate of 8.25% and EUR 625 million securities called "Nitsh II" at an interest rate of 8.0%.

Under the support agreement Fortis SA/NV and Fortis N.V. are obliged to contribute to Fortis Hybrid Financing such funds as necessary to allow it to pay the coupon in any year that Fortis declares a dividend or, alternatively, to pay the coupon through the ACSM instead, if the (former-) Fortis fail to pay their coupons on their on-loans in cash.

In case Fortis would breach regulatory minimum solvency levels or in case consolidated assets are less than the sum of liabilities, excluding liabilities not considered senior debt, this coupon payment would be replaced by a settlement through ACSM.

Other guaranteed senior debt securities

Debt securities issued by Fortis Finance under its Euro Commercial Paper program and Euro Medium Term Note program are jointly and severely guaranteed by Fortis SA/NV and Fortis N.V. Outstandings under the Commercial Paper program amount to EUR 62 million at year end 2008, compared to EUR 1,145 million year end 2007. Outstandings under the Euro Medium Term Note program amounted to EUR 4,752 million at year end 2008, compared to EUR 6,276 million year end 2007.

Debt securities issued by FGF Lux for an amount of EUR 474 million, issued on 21 December 2001, also benefit from a joint and several guarantee of Fortis SA/NV and Fortis N.V.

Under the terms of these debt securities, the disposal by the guarantors in September and October 2008 of their banking assets and a material part of their insurance assets qualifies as an event of default, allowing holders of the above securities, by written notice to the Issuers, to declare the principal amount on their securities due and payable and to demand early redemption, including accrued interest. If the issuers fail to pay such amounts declared due and payable, the guarantors are liable to pay the early redemption amounts including accrued interest.

Contingent liabilities

Like any other financial institution, Fortis is involved as a defendant in various claims, disputes and legal proceedings arising in the ordinary course of its business, which since the divestment of its banking activities in October 2008 is limited to insurance activities.

In addition, as a result of the events and developments occurred between May 2007 and October 2008 (capital increase and acquisition of parts of ABN AMRO in October 2007, announcement of the accelerated solvency plan in June 2008, divestment of banking activities and Dutch insurance activities in September/October 2008 ...), Fortis is involved or may still become involved in a number of legal proceedings as well as administrative and criminal investigations in Belgium, the Netherlands and the USA, some of which could result in substantial but currently unquantifiable future liabilities for Fortis.

Some ongoing legal proceedings do not result in any immediate risk of monetary consequences for Fortis, although it cannot be ruled out that they could have such negative impact at a later stage. This is the case for the summary proceedings that resulted in the appointment of experts in Belgium and the Netherlands to report on the September/October transactions (for the Belgian experts) and on the financial situation of Fortis and the developments within Fortis since the offer on ABN AMRO (for the Dutch experts). Depending on the findings of these ongoing expert investigations (which, in the case of the Dutch investigation, are not expected to be known before the end of 2009), there is a risk that this could lead to new proceedings for damages being initiated against Fortis at a later stage.

Other lawsuits brought against Fortis in Belgium, the Netherlands and the US expose Fortis to the risk of being convicted to pay monetary damages to compensate the shareholders for some of their losses suffered since September 2007:

- various proceedings have been initiated by individual shareholders and shareholder organizations in Belgium and the Netherlands demanding the annulment of the decisions taken by the Fortis Board in September/October 2008 and of the agreements signed on that basis or, alternatively, the payment of replacement monetary damages. This concerns in particular the proceedings started by a number of individuals represented by Mr. Modrikamen before the Brussels Commercial Court and the proceedings started by a number of individuals represented by Mr. De Gier before the Amsterdam Commercial Court. In the event that any of these proceedings were to result in the annulment of (part of) the decisions and agreements of September/October 2008 or the conviction of Fortis to pay replacement monetary damages, this could have a severe negative impact on the financial position of Fortis.

- a number of individuals represented by Mr. De Gier have started proceedings before the Amsterdam Commercial Court to obtain damages based on alleged misleading information in the week of 29 September 2008.

- a class action has been filed in the US District Court of the Southern District of New York to demand damages based on alleged securities fraud committed in the period between January 28, 2008 and October 6, 2008.

In respect of the current administrative and criminal investigations, Fortis has at this stage insufficient precise information on the scope and progress of such investigations to estimate the likelihood that this could result in any future liabilities.

Whether any of the other, currently threatened legal proceedings might effectively result in a legal action or claim being brought against Fortis and what impact such future actions, if any, might have on the financial position or prospects of Fortis is currently unknown.

In respect of all legal proceedings and investigations of which management is aware, Fortis will make provisions for such matters if and when, in the opinion of management, who consult with legal advisors, it is probable that a payment will have to be made by Fortis, and when the amount can be reasonably estimated.

Given the recent and continuously evolving nature as well as inherent uncertainties and complexity of such actions and proceedings, management is currently not in a position to determine whether such claims are without merit or can be successfully defended or whether the outcome of these actions may or may not result in a significant loss in the Fortis Consolidated Financial Statements. While the likelihood that any such claims or proceedings effectively result in substantial losses for Fortis cannot be ruled out, such likelihood is considered small based on the assessment of the current situation. For the aforementioned reasons, management is however not in the position to make any predictions as to the amounts of any future losses nor to make any provisions in this respect.

It is finally to be noted that, due to the sale of all of its banking activities as well as its Dutch insurance activities in September/October 2008, Fortis is no longer exposed to any risk in relation to litigation involving any of such former subsidiaries. This includes the legal proceedings initiated in the Netherlands (as mentioned in the notes to the Annual Accounts 2007) concerning Groeivermogen products (equity lease products) and relating to the sale of life insurance policies with an investment component ('beleggingsverzekeringen').

With regard to issuance of hybrid instruments of former group companies, Fortis SA/NV and Fortis N.V. granted various sorts of guarantees and entered into commitments that may have an effect, dependent on the occurrence of certain events. Because of the technical background of the consequences of these events, we included this information in chapter 29 Subordinated liabilities, sorted by hybrid instrument.

Related Parties

	2008	*2007*
Relationships with affiliated companies and companies in which the company holds participating interests		
Affiliated companies		
Financial fixed assets	4,092	28,005
Participating interests	4,092	28,005
Amounts receivable		
Short-term investments		
Amounts payable		

	Affiliated companies 2008	Affiliated companies 2007
Personal and collateral security provided or irrevocably pledged by the company by way of surety for amounts payable by or commitments of affiliated companies	7,629	9,725
Personal and collateral security provided or irrevocably pledged by affiliated companies by way of surety for amounts payable by or commitments of the company		
Other significant financial commitments		
Financial results		
Income from financial fixed assets	1,180	1,840
Income from current assets		4
Other financial income		
Interest in respect of amounts payable		
Other financial charges		15
Realisation of fixed assets		

Financial relationships with

Managing directors and managers, persons or legal entities who/which control the company directly or indirectly but who are not affiliated companies or other companies that are controlled directly or indirectly by these persons

	2008
Amounts receivable from these persons or entities	
Sureties provided on their behalf	
Other significant commitments undertaken on their behalf	
Direct and indirect remuneration and pensions charged to the income statement, to the extent that this disclosure does not exclusively or mainly relate to the situation of a single identifiable person:	
- managing directors and managers	1
- former managing directors and former managers	

	2008
Fees of the statutory auditors	1
Fees for exceptional performances or particular assignments within the company	
Other assignments	
Tax advisory assignments	
Assignments other than the statutory audit	
Fees for exceptional projects or particular assignments within the company by persons who are related to the statutory auditors	
Other assignments	
Tax advisory assignments	
Assignments other than the statutory audit	

Remarks as required by article 133, paragraph 6 of the Company Law

Exception to the rule 1:1: Fortis SA/NV is not bound to the rule 1:1 because the Fortis consortium, to which Fortis SA/NV belongs, is audited by a common overall audit. In addition, the audit committee of the Fortis consortium follows a systematic approach for the approval of requests for particular or exceptional audit assignments.

Summary of valuation principles

Incorporation expenses
Expenses relating to a capital increase or an issue of shares and convertible and non-convertible notes are amortised over a maximum period of five years.

Financial fixed assets
Financial fixed assets consist only of ownership interests in Fortis companies. They are accounted for at their acquisition price, excluding acquisition costs.

Amounts receivable and liquid assets
Amounts receivable and liquid assets are accounted for at face value or at acquisition price.

These items are reduced in value if, at the balance sheet date, and taking into account the value of any guarantees attached to each receivable or liquid asset, recovery is uncertain or doubtful.

Short-term investments
Securities are recorded at their acquisition price.

Reductions in value are recorded to the amount of the long-term capital losses incurred. If these reductions in value subsequently diminish, they will be reversed in the amount of such diminution. Profits on the sale of securities are determined on the basis of the average acquisition price of the securities.

Conversion of assets and liabilities denominated in foreign currencies
Assets and liabilities denominated in foreign currencies are converted in EUR at the exchange rates at the end of the financial year. Gains or losses arising from these conversions and exchange rate differences in connection with transactions in the course of the financial year are taken to the income statement.

Social balance
Fortis SA/NV does not employ any staff as at 31 December 2008.

Information on the Consolidated Financial Statements

Together with Fortis N.V. the company is part of the Fortis consortium. The two companies will together publish Consolidated Financial Statements.

The Fortis Consolidated Financial Statements are available from the group's two registered offices, at Rue Royale 20, 1000 Brussels (Belgium) and Archimedeslaan 6, 3584 BA Utrecht (the Netherlands).

Appropriation of profit

Fortis SA/NV in Belgium and Fortis N.V. in the Netherlands together form the holding companies of Fortis. The listed shares of Fortis SA/NV and Fortis N.V. were twinned at the end of 2001 to form a new listed security, the Fortis share. One Fortis share comprises one ordinary share of Fortis SA/NV and one ordinary share of Fortis N.V. including all the rights attached to those shares, such as voting rights and dividend rights.

Fortis SA/NV and Fortis N.V. pursue the same dividend policy and shareholders may elect to receive dividend either from Fortis SA/NV or from Fortis N.V. Shareholders have to state their preferred source of dividend on a 'dividend election form' that is not available until after the Annual General Meetings of Fortis SA/NV and Fortis N.V.

Since shareholders cannot elect the source of their dividend payment until after the Annual General Meeting, it is impossible for Fortis SA/NV to present to this Annual General Meeting annual accounts after appropriation of dividend. Because of this, the Minister has given permission for the company annual accounts for 2008 and the years thereafter to be drawn up before appropriation of profit.

Fortis N.V.
Financial Statements 2008

Fortis N.V.

Archimedeslaan 6

3584 BA Utrecht, the Netherlands

Balance sheet

(before appropriation of profit)

	31 December 2008	31 December 2007
Assets		
Financial fixed assets		
- Participating interests in group companies	3,483	16,692
Current assets		
- Receivables from group companies		2
- Other receivables and accrued interest		2
Cash and cash equivalents	42	54
	3,525	16,750
Liabilities		
Shareholders' equity		
- Capital paid-up and called-up	1,057	994
- Share premium reserve	14,275	13,599
- Unrealised gains and losses	(1,475)	(2,304)
- Legal reserve participating interests	94	74
- Other reserves	3,666	2,241
- Retained result current financial year	(14.099)	2,138
	3,518	16,742
Current Liabilities		
- Liabilities to group companies		8
- Other payables and accrued liabilities	7	
	3,525	16,750

Income Statement

	2008	*2007*
Profit from group companies	(14,101)	2,135
Other results after taxation	2	3
Net profit	(14,099)	**2,138**

Explanatory notes to the balance sheet and income statement

General

Fortis is a company with a global presence.

The Fortis Consolidated Financial Statements 2008 have been prepared in accordance with International Financial Reporting Standards (IFRS as adopted by the European Union). In accordance with section 2:362, subsection 8 of the Netherlands Civil Code, the Board of Directors of Fortis N.V. decided to prepare the Non-Consolidated Financial Statements based on accounting principles applied in the Fortis Consolidated Financial Statements.

Participating interests in group companies are carried at net asset value in accordance with the principles of valuation that apply to the Fortis Consolidated Financial Statements. The share in the results of participating interests in group companies is reported in accordance with the principles of valuation and profit determination that apply to the Fortis Consolidated Financial Statements.

Fortis N.V. has applied article 2:402 in preparing the income statement. All amounts stated in the tables of these Financial Statements are denominated in millions of euros, unless otherwise indicated.

Balance sheet

The following pages contain explanatory notes to the various balance sheet items, including an explanation of the principles of valuation applied. Where no valuation principle is stated, the assets and liabilities are included at nominal value, less impairments where necessary.

Financial fixed assets

Participating interests in group companies

This item consists of the 50% share in Fortis Brussels SA/NV and the 50% share in Fortis Utrecht N.V. as of year end 2008 and year end 2007. Participating interests in group companies are carried at net asset value in accordance with the principles of valuation that apply to the Fortis Consolidated Financial Statements.

Movements in the balance sheet items are as follows:

	2008	2007
Balance as at 1 January	16,692	**10,390**
Capital increases	1,250	8,475
Share of profit from participating interests	(14,101)	2,135
Dividend received	(1,195)	(1,505)
Revaluation of participating interests	867	(2,544)
Foreign exchange differences	(38)	(98)
Other changes	8	(161)
Balance as at 31 December	3,483	**16,692**

Revaluation of participating interests is related to the revaluations of the investments of these participations.

Other changes relate to the decision made by shareholders to receive a Dutch or a Belgian sourced dividend. In connection with this choice, the dividend paid by Fortis Utrecht N.V. and Fortis Brussels SA/NV is not broken down on the basis of the ownership ratios (50% each). This item represents this difference.

Receivables from group companies

Receivables from group companies are initially recorded at fair value and subsequently measured at amortised cost using the effective interest method, less impairments. All receivables have a term shorter than one year.
Other receivables and accrued interest

This item concerns amounts to be received from operating companies relating to option plans, a receivable from the tax authorities regarding advances on dividend tax claims on ADRs, and interest to be received on liquid assets. All receivables have a maturity shorter than one year.

Cash and cash equivalents

Cash and cash equivalents are carried at nominal value and are fully at the free disposal of the company.
Shareholders' equity

Shareholders' equity

Movements in Shareholders' equity are as follows:

	2008	2007
Balance as at 1 January	16,742	**10,428**
Capital increases	739	7,818
Profit	(14,099)	2,138
Revaluation of participating interests, including foreign exchange differences	837	(2,802)
Other changes	(1)	(15)
Dividend paid	(700)	(825)
Balance as at 31 December	3,518	**16,742**

Fortis N.V. has a 50% interest in Fortis through its 50% interest in Fortis Utrecht and Fortis Brussels. The shareholders' equity of Fortis N.V. equals approximately 50% of Fortis's consolidated shareholders' equity. Discrepancies arise through differences in the assets and liabilities of Fortis N.V. and Fortis SA/NV.

The capital increases are net of the cost of issuance of shares (2008: EUR 11 million; 2007: EUR 110 million).

Capital paid-up and called-up

Movements in paid-up and called-up capital are as follows:

Capital paid-up and called-up as at 1 January 2007: 1,342,815,545 shares	564
Issue of 1,023,779,952 shares	430
Capital paid-up and called-up as at 31 December 2007: 2,366,595,497 shares	**994**
Issue of 150,061,758 shares	63
Capital paid-up and called-up as at 31 December 2008: 2,516,657,248 shares	**1,057**

The authorised capital amounts to EUR 1,948,800,000 divided into 1,820,000,000 Preference Shares and 2,820,000,000 Twinned Shares each with a nominal value of EUR 0.42. At 31 December 2008 2,516,657,248 twinned shares are issued and fully paid up. At 31 December 2008 no Preference Shares are issued.

On 7 May 2002, 39,682,540 shares were issued due to the issuance of Floating Rate Equity-linked Subordinated Hybrid (FRESH) Capital Securities. These shares were then repurchased by the group company Fortfinlux SA. As these shares carry no voting rights and no dividend rights, this repurchase is considered to have no economic value. Further information on FRESH securities is provided in note 29 of the Fortis Consolidated Financial Statements.

Fortis N.V. issue on 26 June 2008 150.000.000 new shares and Fortis N.V. issued in 2008 61,758 new shares relating to option plans for Fortis employees.

Fortis N.V. issued on 19 December 2007 125,313,283 new shares in the amount of EUR 1,2 billion as part of the issue of CASHES (undated floating rate convertible and subordinated hybrid equity-linked securities) for which Fortis N.V. is Co-obligor. These shares were repurchased by Fortis Bank SA/NV. As these shares carry no voting rights and no dividend rights, this repurchase is considered to have no economic value. Further information on CASHES securities is provided in note 29 of the Fortis Consolidated Financial Statements.

An option was granted to Stichting Continuïteit Fortis to acquire Fortis N.V. preference shares. More information about Preference shares can be found in note 4 of the Fortis Consolidated Financial Statements.

Fortis N.V. has asked the Board of Stichting Continuïteit to decide to discontinue and liquidate Stichting Continuïteit Fortis in 2009 as due to the recent developments and the significant changes in the organisation of the Fortis Group, it is no longer in the interest of Fortis to keep the Stichting in place. The Board of Stichting Continuïteit has agreed with this proposal. Consequently the Stichting Continuïteit has been discontinued on 13 March 2009.

Share premium reserve

Movements in Share premium reserve are as follows:

Balance as at 1 January 2007	**6,211**
Amounts received from group companies for options	10
Issue of 1,023,779,952 shares	7,378
Balance as at 31 December 2007	**13,599**
Amounts received from group companies for options	1
Issue of 150,061,758 shares	675
Balance as at 31 December 2008	**14,275**

In 2008 and 2007 a number of operating companies of Fortis granted options on Fortis shares to employees. The options were covered by Fortis SA/NV and Fortis N.V. The amount received from the operating companies for the options is recorded under share premium reserve. From 2008 on, the amount received is amortised over the vesting period (usually five years).

Unrealised gains and losses

This concerns a reserve related to the revaluation of participating interests. Movements in the Unrealised gains and losses reserve are as follows:

Balance as at 1 January 2007	**337**
Changes in 2007	(2,641)
Balance as at 31 December 2007	**(2,304)**
Changes in 2008	829
Balance as at 31 December 2008	**(1,475)**

Legal Reserve participating interests

This is a reserve for:

- unrealised gains from associates and joint ventures which are recognised in the income statement and for which there is no liquid market
- retained earnings from associates and joint ventures.

Balance as at 1 January 2007	**64**
Changes in 2007	10
Balance as at 31 December 2007	**74**
Changes in 2008	20
Balance as at 31 December 2008	**94**

Other reserves

Movements in Other reserves are as follows:

Balance as at 1 January 2007	**1,065**
From profit appropriation 2006	2,187
Dividend 2006	(416)
Interim dividend 2007	(409)
Changes in legal reserve participating interests	(10)
Acquisition of own shares	(15)
Other changes	(161)
Balance as at 31 December 2007	**2,241**
From profit appropriation 2007	2.138
Dividend 2007	(663)
Additional amounts related to CASHES and FRESH	(37)
Changes in legal reserve participating interests	(20)
Acquisition of own shares	(1)
Other changes	8
Balance as at 31 December 2008	**3,666**

Other changes relate to the valuation of participating interests. See the note on the item Participating interests in group companies.

In 2008 EUR 37 million is paid related to Co-obligership of Fortis N.V. of the CASHES and the FRESH.

Retained result current financial year

Movements in the retained profit current financial year are as follows:

Balance as at 1 January 2007	**2,187**
Profit appropriation	(2,187)
Profit current financial year	2,138
Balance as at 31 December 2007	**2,138**
Profit appropriation	(2,138)
Result current financial year	(14,099)
Balance as at 31 December 2008	**(14,099)**

Current liabilities

Other liabilities

This item concerns a short-term debt to a group company.

Option plans

A description of the option plans on the shares of Fortis N.V. is included in the notes 10 and 11 of the Fortis Consolidated Financial Statements.

Income statement

General

The result is made up primarily of the share in the profit from participating interests.

Other results consist mainly of interest income and interest expenses on receivables from and debts.

In 2008, an amount of EUR 37 million was paid related to Fortis N.V. being a co-obliger of the FRESH and the CASHES.

Due to the activities of the company, it is not expected that the company will generate sufficient taxable profits in the future to compensate taxable losses. Consequently no tax income has been recognised on the loss for the year.

No corporation tax is owed on the pre-taxation result in connection with carry-back losses from previous years.

Details of the total remuneration paid to the Board of Directors are provided in note 11 of the Fortis Consolidated Financial Statements.

Commitments not reflected in the balance sheet

Fortis N.V. has extended a guarantee to the Institute of London Underwriters on behalf of Bishopsgate Insurance Limited. Bishopsgate Insurance Limited terminated its membership of the Institute of London Underwriters on 31 December 1991. Fortis N.V.'s guarantee concerns the current commitments arising out of policies issued by the previously mentioned Institute on behalf of Bishopsgate, and for Bishopsgate's commitments to the Institute.

Fortis (former-) operating entities issued a number of hybrid instruments and senior debt securities that create a contingent liability for Fortis N.V. and Fortis SA/NV, because these parent companies acted as guarantor, co-obligor or provided support agreements. The following chapters describe the contingent liabilities linked to these instruments.

FRESH

On 7 May 2002, Fortfinlux S.A. issued undated Floating Rate Equity-linked Subordinated Hybrid capital securities ('FRESH') with a nominal amount of EUR 1,250 million. Coupons on the securities are payable quarterly, in arrears, at a variable rate of 3 month Euribor + 1.35%.

FRESH is issued by Fortfinlux S.A., with Fortis SA/NV and Fortis N.V. acting as Co-obligors.

In the event that dividends are not paid on the Fortis shares, or that the dividends to be declared are below a threshold with respect to any financial year (dividend yield < 0,5%), and in certain other exceptional circumstances, payments of coupons are made in accordance with a so called Alternative Coupon Satisfaction Method (ACSM). The ACSM implies that new Fortis shares will be issued and subsequently sold in the market and the proceeds will be used to satisfy the coupon payment to bondholders. If the ACSM is triggered and there is insufficient available authorised capital to settle the ACSM obligation, the coupon settlement is postponed up to the moment that the ability to issue shares is restored. Because of these characteristics FRESH is treated as part of regulatory Tier 1 capital.

Fortis announcement on 15 March 2009 not to declare a dividend for the 2008 financial year triggered the ACSM on the FRESH, which will apply on the full quarterly coupon periods after this date, the first ranging from 8 May up to 7 August 2009. This mandatory ACSM to satisfy coupons will last until Fortis' announcement to resume an (interim-) dividend payment again.

To use the ACSM Fortis needs to issue new shares; Fortis also announced on 15 March 2009 that issuance of new shares by the Board of Directors out of the authorised capital will only be possible after the shareholders have passed resolutions approving the proposals to reduce the capital of Fortis SA/NV, with due regard for the two month waiting period, and provided that Fortis shares are then trading higher than EUR 0.84. This implies that the quarterly coupon payments are postponed from the above period until the moment that the above conditions are met. Fortis will first have to satisfy the postponed coupon payments using ACSM, before it can resume a dividend payment. There is no accrued interest applicable on the postponed ACSM coupons.

The FRESH has no maturity date, but may be exchanged into Fortis shares at a price of EUR 31.50 per share at the discretion of the holder. From 7 May 2009, the bonds will be automatically exchanged into Fortis shares if the price of the Fortis share is equal to or higher than EUR 47.25 on twenty consecutive stock exchange business days.

CASHES

On 19 December 2007, Fortis Bank nv-sa issued Convertible And Subordinated Hybrid Equity-linked Securities ('CASHES') with a nominal amount of EUR 3 billion. Coupons on the securities are payable quarterly, in arrears, at a variable rate of 3 month Euribor + 2.0%.

When the CASHES were issued, Fortis SA/NV and Fortis N.V. issued 125,313,283 shares for a total amount of EUR 2.35 billion and placed these shares at a third party; with the proceeds of this issue Fortis recapitalized Fortis Bank nv-sa. In a second step Fortis Bank in turn used the proceeds of this recapitalisation to buy these shares from the third party. In a third step Fortis Bank issued EUR 3 billion CASHES, with Fortis SA/NV and Fortis N.V. acting as co-obligors. This instrument will only be reimbursed by Fortis Bank by exchanging them against the acquired Fortis shares; the principal amount of the securities will not be repaid in cash. The underlying Fortis shares are the only recourse for the holders of the CASHES; Fortis Bank pledged these shares in favour of the holders.

CASHES is issued by Fortis Bank nv-sa, with Fortis SA/NV and Fortis N.V. acting as Co-obligors. In the event that dividends are not paid on the Fortis shares, or that the dividends to be declared are below a threshold with respect to any financial year (dividend yield < 0,5%), and in certain other circumstances, payments of coupons are made in accordance with a so called ACSM (see 29.1). If the ACSM is triggered and there is insufficient available authorised capital to settle the ACSM obligation, the coupon settlement is postponed up to the moment that the ability to issue shares is restored. Because of these characteristics the EUR 650 million difference between the initial value of the Fortis shares and the issued principal amount of CASHES, representing the exchange option premium, is treated as regulatory Tier 1 capital at the level of Fortis Bank.

Fortis announcement on 15 March 2009 not to declare a dividend for the 2008 financial year triggered the ACSM on the CASHES, which will apply on the full quarterly coupon periods after this date, the first ranging from 20 March up to 19 June 2009. This mandatory ACSM to satisfy coupons will last until Fortis' announcement to resume an (interim-) dividend payment again. To use the ACSM, Fortis needs to issue new shares; Fortis also announced on 15 March 2009 that issuance of new shares by the Board of Directors out of the authorised capital will only be possible after the shareholders have passed resolutions approving the proposals to reduce the capital of Fortis SA/NV, with due regard for the two month waiting period, and provided that Fortis shares are then trading higher than EUR 0.84. This implies that the quarterly coupon payments are postponed from the above period until the moment that the above conditions are met. Fortis will first have to satisfy the postponed coupon payments using ACSM, before it can resume a dividend payment. There is no accrued interest applicable on the postponed ACSM coupons.

The CASHES have no maturity date, but may be exchanged into Fortis shares at a price of EUR 23.94 per share at the discretion of the holders. From 19 December 2014, the bonds will be automatically exchanged into Fortis shares if the price of the Fortis share is equal to or higher than EUR 35.91 on twenty consecutive stock exchange business days.

MCS

On 7 December 2007, Fortis Bank Nederland (Holding), with Fortis Bank nv-sa, Fortis SA/NV and Fortis N.V. acting as co-obligors, issued Mandatory Convertible Securities ('MCS') with a nominal amount of EUR 2 billion. Coupons on the securities are payable semi-annually, in arrears, at a rate of 8.75% annually.

A breach of minimum solvency levels at Fortis Bank Nederland (Holdings) would lead to an accelerated conversion using an ACSM for unpaid coupons. Because Fortis announced on 15 March 2009 not to declare a dividend for the 2008 financial year, while there was also no interim dividend payment during 2008, Fortis Bank Nederland (Holding) is entitled to use this discretion for the semi annual coupon payment that is scheduled on 7 June 2009.

The MCS will be converted mandatorily on 7 December 2010 into a number of Fortis shares that depends on the then prevailing share price, with a minimum of 87,822,374 and a maximum of 105,386,849 shares. According to agreements entered into between the parties, Fortis Bank Nederland (Holding) should compensate Fortis by issuing new shares to Fortis SA/NV and Fortis N.V. for the stock settlement at conversion; this compensation is disputed by the Dutch State, after it took control over Fortis Bank Nederland (Holding).

At conversion of the MCS, Fortis N.V. will record a EUR 1 billion increase of its equity against a EUR 1 billion receivable, for new Fortis Bank Nederland (Holding) shares to be received from Fortis Bank Nederland (Holding). In the event that the Dutch State successfully disputes this claim, Fortis N.V. will need to record an impairment on this receivable, subject to the level of compensation that will be agreed upon.

Fortis Capital Funding Trusts

The Fortis Capital Funding Trusts issued non-cumulative, perpetual trust capital securities in 1999, guaranteed by ASR Levensverzekering N.V. and Fortis SA/NV and Fortis N.V., of which EUR 50 million at a quarterly fixed interest rate of 6.25% per annum, EUR 200 million at a 5.5% fixed annual rate and EUR 400 million at three-month Euribor plus 1.30 %. ASR announced on 26 March 2009 not to call the instrument at 26 April 2009 and instead plans to exchange the instrument with another instrument in the course of 2009. The coupon on the EUR 200 million tranche and the EUR 400 million tranche therefore will change into three-month Euribor plus 2.30%.

This security is part of discontinued operations; however, the parental guarantee entails that if ASR Levensverzekering breaches the mentioned minimum solvency level while Fortis would declare a dividend, Fortis SA/NV en Fortis N.V. will be held liable for the coupon payments during one year after declaration of such a dividend without any possibility of recourse against ASR Levensverzekering. Fortis announced on 15 March 2009 not to pay a dividend. As long as Fortis does not resume a dividend payment, no claims can be made against Fortis, regardless the evolution of the solvency of ASR Levensverzekering. This contingent liability stops existing at the exchange of the instrument by ASR.

Fortis Capital Company

Fortis Capital Company issued non-cumulative, non-voting, perpetual preference shares in 1999 with a nominal value of EUR 450 million, which benefit from a support agreement entered into by Fortis SA/NV and Fortis N.V. and provide an annual dividend of 6.25% until 29 June 2009 and, if not called on such date, at a rate of 3-month Euribor + 2.60% thereafter. Fortis Capital Company in turn on-lent the proceeds to Fortis Bank Nederland (Holding) N.V. in the form of a subordinated loan.

The parental support agreement entails that, as long as any of the supporting companies are paying a dividend on ordinary shares in any given financial year, the supporting companies will make available to Fortis Capital Company such additional funds as necessary to allow it to pay the dividend on the preference shares, in case Fortis Bank Nederland (Holding) would decide not to declare such a dividend. This would be the case if, for solvency reasons, Fortis Bank Nederland (Holding) would not pay interest on the subordinated loan.

Fortis Capital Company announced on 26 March 2009 not to call the instrument in 2009. As a result of this decision holders of these preference shares may either elect to stay in the instrument and receive a coupon of 3 months Euribor + 2,6%, or to elect to exchange their shares for Fortis ordinary shares, to be delivered by Fortis. Following the election for exchange by the holders of the preference shares, Fortis Capital Company may decide that the preference shares will be redeemed against cash to be delivered by Fortis, instead of through delivery of Fortis ordinary shares, provided that DNB and CBFA consent to this cash redemption.

Fortis is currently legally prevented from issuing new shares until two capital reductions, which are proposed to the shareholders' meeting of 28 April 2009, have been approved and become effective. Fortis is therefore not in a position to deliver new shares to Fortis Capital Company in the event that holders would elect for stock settlement and may need to deliver cash or shares that are bought back from the market. In line with what is foreseen in the underlying documentation with the aim of maintaining the Tier 1 capital of Fortis Bank Nederland (Holding) N.V., if Fortis would be asked to fulfil its commitments, it is Fortis' position that it is entitled to be compensated through delivery of a subordinated loan, preference or ordinary shares of Fortis Bank Nederland (Holding) or any other compensation acceptable in the given circumstances.

Fortis Bank Tier 1 debt securities 2001

Fortis Bank issued EUR 1,000 million redeemable perpetual cumulative coupon debt securities in 2001, which benefit from a support agreement entered into by Fortis SA/NV and Fortis N.V., at an interest rate of 6.50% until 26 September 2011 and 3-month Eurobor + 2.37% thereafter.

The parental support agreement entails that if Fortis Bank's solvency would drop below the threshold level or if Fortis Bank so elects, the coupon is satisfied via ACSM through the issue by Fortis of ordinary shares, for which Fortis Bank would need to compensate Fortis SA/NV and Fortis N.V through the contribution in their capital of ordinary shares or profit-sharing certificates issued by Fortis Bank.

The support agreement gives bondholders the option, in case Fortis Bank would not call the instrument in 2011, to ask Fortis SA/NV and Fortis N.V. to settle the principal amount of the instrument through the issue of Fortis shares. In turn, these entities have the option to settle the principal amount on the securities in cash instead. In both cases, Fortis would be compensated for this settlement through the receipt of the perpetual claim on Fortis Bank.

Fortis Bank Tier 1 debt securities 2004

Fortis Bank issued EUR 1,000 million perpetual securities in 2004, which benefit from a support agreement entered into by Fortis SA/NV and Fortis N.V., at an interest rate of 4.625% until 27 October 2014 and 3-month Eurobor + 1.70% thereafter.

The parental support agreement entails that if Fortis Bank's solvency would drop below the threshold level or if Fortis Bank so elects, the coupon is satisfied via ACSM through the issue by Fortis of ordinary shares, for which Fortis Bank would need to compensate Fortis SA/NV and Fortis N.V through the contribution in their capital of ordinary shares issued by Fortis Bank.

Fortis Hybrid Financing

In 2006, Fortis incorporated a special purpose company named Fortis Hybrid Financing, which issued securities which rank pari passu among themselves, and invested the proceeds thereof in instruments issued by any of the (former) Fortis operating companies that qualified as solvency for these entities. The securities issued by Fortis Hybrid Financing have the benefit of a support agreement and a subordinated guarantee entered into by Fortis SA/NV and Fortis N.V.

Fortis Hybrid Financing issued EUR 500 million securities called "Hybrone" in 2006, at an interest rate of 5.125% until 20 June 2016 and 3-month Euribor + 2.00% thereafter. In 2008 it issued US$ 750 million securities called "Nitsh I" at an interest rate of 8.25% and EUR 625 million securities called "Nitsh II" at an interest rate of 8.0%.

Under the support agreement Fortis SA/NV and Fortis N.V. are obliged to contribute to Fortis Hybrid Financing such funds as necessary to allow it to pay the coupon in any year that Fortis declares a dividend or, alternatively, to pay the coupon through the ACSM instead, if the (former-) Fortis fail to pay their coupons on their on-loans in cash.

In case Fortis would breach regulatory minimum solvency levels or in case consolidated assets are less than the sum of liabilities, excluding liabilities not considered senior debt, this coupon payment would be replaced by a settlement through ACSM.

Other guaranteed senior debt securities

Debt securities issued by Fortis Finance under its Euro Commercial Paper program and Euro Medium Term Note program are jointly and severely guaranteed by Fortis SA/NV and Fortis N.V. Outstandings under the Commercial Paper program amount to EUR 62 million at year end 2008, compared to EUR 1,145 million year end 2007. Outstandings under the Euro Medium Term Note program amounted to EUR 4,752 million at year end 2008, compared to EUR 6,276 million year end 2007.

Debt securities issued by FGF Lux for an amount of EUR 474 million, issued on 21 December 2001, also benefit from a joint and several guarantee of Fortis SA/NV and Fortis N.V.

Under the terms of these debt securities, the disposal by the guarantors in September and October 2008 of their banking assets and a material part of their insurance assets qualifies as an event of default, allowing holders of the above securities, by written notice to the Issuers, to declare the principal amount on their securities due and payable and to demand early redemption, including accrued interest. If the issuers fail to pay such amounts declared due and payable, the guarantors are liable to pay the early redemption amounts including accrued interest.

Contingent liabilities

Like any other financial institution, Fortis is involved as a defendant in various claims, disputes and legal proceedings arising in the ordinary course of its business, which since the divestment of its banking activities in October 2008 is limited to insurance activities.

In addition, as a result of the events and developments occurred between May 2007 and October 2008 (capital increase and acquisition of parts of ABN AMRO in October 2007, announcement of the accelerated solvency plan in June 2008, divestment of banking activities and Dutch insurance activities in September/October 2008 ...), Fortis is involved or may still become involved in a number of legal proceedings as well as administrative and criminal investigations in Belgium, the Netherlands and the USA, some of which could result in substantial but currently unquantifiable future liabilities for Fortis.

Some ongoing legal proceedings do not result in any immediate risk of monetary consequences for Fortis, although it cannot be ruled out that they could have such negative impact at a later stage. This is the case for the summary proceedings that resulted in the appointment of experts in Belgium and the Netherlands to report on the September/October transactions (for the Belgian experts) and on the financial situation of Fortis and the developments within Fortis since the offer on ABN AMRO (for the Dutch experts). Depending on the findings of these ongoing expert investigations (which, in the case of the Dutch investigation, are not expected to be known before the end of 2009), there is a risk that this could lead to new proceedings for damages being initiated against Fortis at a later stage.

Other lawsuits brought against Fortis in Belgium, the Netherlands and the US expose Fortis to the risk of being convicted to pay monetary damages to compensate the shareholders for some of their losses suffered since September 2007:

- various proceedings have been initiated by individual shareholders and shareholder organizations in Belgium and the Netherlands demanding the annulment of the decisions taken by the Fortis Board in September/October 2008 and of the agreements signed on that basis or, alternatively, the payment of replacement monetary damages. This concerns in particular the proceedings started by a number of individuals represented by Mr. Modrikamen before the Brussels Commercial Court and the proceedings started by a number of individuals represented by Mr. De Gier before the Amsterdam Commercial Court. In the event that any of these proceedings were to result in the annulment of (part of) the decisions and agreements of September/October 2008 or the conviction of Fortis to pay replacement monetary damages, this could have a severe negative impact on the financial position of Fortis.

- a number of individuals represented by Mr. De Gier have started proceedings before the Amsterdam Commercial Court to obtain damages based on alleged misleading information in the week of 29 September 2008.

- a class action has been filed in the US District Court of the Southern District of New York to demand damages based on alleged securities fraud committed in the period between January 28, 2008 and October 6, 2008.

In respect of the current administrative and criminal investigations, Fortis has at this stage insufficient precise information on the scope and progress of such investigations to estimate the likelihood that this could result in any future liabilities.

Whether any of the other, currently threatened legal proceedings might effectively result in a legal action or claim being brought against Fortis and what impact such future actions, if any, might have on the financial position or prospects of Fortis is currently unknown.

In respect of all legal proceedings and investigations of which management is aware, Fortis will make provisions for such matters if and when, in the opinion of management, who consult with legal advisors, it is probable that a payment will have to be made by Fortis, and when the amount can be reasonably estimated.

Given the recent and continuously evolving nature as well as inherent uncertainties and complexity of such actions and proceedings, management is currently not in a position to determine whether such claims are without merit or can be successfully defended or whether the outcome of these actions may or may not result in a significant loss in the Fortis Consolidated Financial Statements. While the likelihood that any such claims or proceedings effectively result in substantial losses for Fortis cannot be ruled out, such likelihood is considered small based on the assessment of the current situation. For the aforementioned reasons, management is however not in the position to make any predictions as to the amounts of any future losses nor to make any provisions in this respect.

It is finally to be noted that, due to the sale of all of its banking activities as well as its Dutch insurance activities in September/October 2008, Fortis is no longer exposed to any risk in relation to litigation involving any of such former subsidiaries. This includes the legal proceedings initiated in the Netherlands (as mentioned in the notes to the Annual Accounts 2007) concerning Groeivermogen products (equity lease products) and relating to the sale of life insurance policies with an investment component ('beleggingsverzekeringen').

With regard to issuance of hybrid instruments of former group companies, Fortis SA/NV and Fortis N.V. granted various sorts of guarantees and entered into commitments that may have an effect, dependent on the occurrence of certain events. Because of the technical background of the consequences of these events, we included this information in chapter 29 Subordinated liabilities, sorted by hybrid instrument.

Utrecht, 30 March 2009

Board of Directors

Other information

Provisions of the Articles of Association concerning profit appropriation

These provisions are contained in Article 25. The Board of Directors determines which part of the profit is to be retained. The remainder of the profit is at the disposal of the General Meeting of Shareholders.

Profit appropriation

The Board of Directors proposes no dividend for 2008 (2007: EUR 1.29).

Stichting Continuïteit Fortis

The Board of Directors of the Stichting Continuïteit Fortis (SCF) has decided to discontinue and liquidate the SCF as per 13 March 2009 after prior approval of the Board of Directors of Fortis N.V. Due to the recent developments and the significant changes in the organization of the Fortis Group, it was deemed no longer in the interest of Fortis to maintain the corporate structure set up around the SCF.

The purpose of the SCF was to guarantee the continuity and to maintain the identity of Fortis N.V. and, more in general, the companies belonging to the Fortis Group. To achieve this goal, the SCF had entered into a call option agreement enabling it to subscribe to preferred shares in the share capital of Fortis N.V. and to exercise so the rights attached to such shares including the voting right. This agreement between Fortis N.V. and the Stichting has been terminated.

As a result of the liquidation a surplus value of EUR 3.4 million in net equity will be transferred to Fortis N.V.

Utrecht, 13 March 2009

Fortis N.V.

Board of Directors

Stichting Continuïteit Fortis

Board

René Mannekens (Chairman)
Mick den Boogert (Chairman)
Dick Bouma
Paul Buysse

Other information

Forward - looking statements to be treated with caution

Some of the statements contained in this Annual Report, including but not limited to the statements made in the sections entitled Message to the Shareholders, Description of activities and Report of the Executive Committee and in note 7 Risk management, refer to future expectations and other forward-looking perceptions that are based on management's current views, estimates and assumptions concerning future events. These forward-looking statements are subject to certain risks and uncertainties that may mean actual results, performance or events differ substantially from what those statements express or imply, including but not limited to our expectations regarding the level of provisions relating to our credit and investment portfolios. Other more general factors that may impact our results include but are not limited to:

- general economic conditions, particularly in our core market Belgium
- changes in interest rates and the performance of financial markets
- the frequency and severity of insured loss events
- mortality, morbidity and persistency levels and trends
- foreign exchange rates, including euro / US dollar exchange rate
- changes in competitive and pricing environments, including increasing competition in Belgium
- changes in domestic and foreign legislation, regulations and taxes
- regional or general changes in asset valuations
- occurrence of significant natural or other disasters
- inability to economically reinsure certain risks
- adequacy of loss reserves
- regulatory changes relating to the insurance, investment and/or securities industries
- changes in the policies of central banks and/or foreign governments
- general competitive factors on a global, regional and/or national scale.

Availability of company documents for public inspection

The Articles of Association of Fortis SA/NV and Fortis N.V. can be inspected at the Registry of the Commercial Court in Brussels (Fortis SA/NV), at the Chamber of Commerce in Utrecht (Fortis N.V.) and at the companies' registered offices.

The Financial Statements are filed with the National Bank of Belgium (Fortis SA/NV) and the Chamber of Commerce in Utrecht (Fortis N.V.). Resolutions on the (re)election and removal of Fortis Board Members are published in annexes to the Belgian Law Gazette (Fortis SA/NV), the Euronext Amsterdam Daily Official List (Fortis N.V.) and elsewhere.

Financial reports on the companies and notices convening AGMs and EGMS are published in the financial press, and other newspapers and periodicals. The Financial Statements are available from Fortis' registered offices in Brussels and Utrecht and are also filed with the National Bank of Belgium and the Chamber of Commerce in Utrecht. They are sent each year to registered shareholders and to others on request.

Provision of information to shareholders and investors

Listed shares

Fortis shares are currently listed on Euronext Brussels, NYSE Euronext Amsterdam and the Luxembourg Stock Exchange. Fortis also has a sponsored ADR-programme in the United States. Fortis SA/NV VVPR strips are listed only on Euronext Brussels.

Types of shares

Shares in Fortis may be registered or bearer shares.

Dematerialisation and registration of bearer shares

Fortis offers its shareholders the opportunity to register their shares in dematerialised form. These registered shares remain dematerialised and are administered at no cost. Holders of registered shares may arrange, on request and free of charge, for their shares to be converted into bearer shares. Holders of bearer shares may arrange, on request and free of charge, for their shares to be dematerialised and registered. Fortis has devised a procedure for the rapid dematerialisation of shares, facilitating rapid delivery. Please refer to the Fortis Governance Statement for more details, or contact:

Corporate Administration
Fortis SA/NV,
Rue Royale 20, 1000 Brussels, Belgium
Tel. +32 2 565.5418 or +32 2 565.5423
Fax +32 2 565.2384

Or:

Board of Directors Secretariat
Fortis N.V.
P.O. Box 2049, 3500 GA Utrecht, Netherlands
Tel. +31 30 226 3655
Fax +31 30 226 9838

Information and communication

Fortis sends out notices, including those relating to the quarterly and annual results, and to the Fortis Annual Report, free of charge to holders of both bearer shares and registered shares. Fortis sends all holders of both bearer and registered shares a personal invitation to attend the AGMs, and encloses the agenda, proposed resolutions and a form by means of which shareholders can nominate a proxy to vote on their behalf at the AGMs. When dividend becomes payable, Fortis automatically credits the dividend accruing to the holders of both bearer and registered shares to those bank accounts of which it has previously received details from the pertinent shareholders.

Glossary and abbreviations

Amortised cost
The amount at which a financial asset or liability is measured at initial recognition minus principal repayments, plus or minus the cumulative amortisation/accretion of any premium/discount, and minus any write-down for impairment.

Asset backed security
A bond or a note backed by loan paper (not being mortgages) or accounts receivable.

Associate
A company in which Fortis has significant influence but which it does not control.

Basis point (bp)
One hundredth of a percentage point (0.01%).

Cash-flow hedge
A hedge to mitigate the exposure to variability in cash flows of a recognised asset or liability, or forecasted transaction, that is attributable to changes in variable rates or prices.

Clean fair value
The fair value excluding the unrealised portion of the interest accruals.

Clearing
Administrative settlement of securities, futures and options transactions through a clearing organisation and the financial institutions associated with it (clearing members).

Core capital
Total available capital at group level (based on the banking definition of Tier 1 capital).

Credit spread
The yield differential between government bonds and corporate bonds or credits.

Custody
An agreement, usually between an investor and a bank (or possibly an agent or a trust company), whereby the investor deposits for safekeeping securities, gold or other valuables with the bank, which in turn takes the valuables into safekeeping for a fee.

Deferred acquisition cost
The cost of acquiring new and renewed insurance business, principally commissions, underwriting, agency and policy issue expenses, all of which vary with and primarily are related to the production of new business.

Derivative
A financial instrument such as a swap, a forward, a future contract and an option (both written and purchased). This financial instrument has a value that changes in response to changes in various underlying variables. It requires little or no net initial investment, and is settled at a future date.

Disability insurance
Insurance against the financial consequences of long-term disability.

Discounted cash flow method
An approach to valuation, whereby projected future cash flows are discounted at an interest rate that reflects the time value of money and a risk premium that reflects the extra return investors demand for the risk that the cash flow might not materialise after all.

Discretionary participation feature
A contractual right to receive, as a supplement to guaranteed benefits, additional benefits:
(a) that are likely to be a significant portion of the total contractual benefits; (b) whose amount or timing is contractually at the discretion of the issuer; and (c) that are contractually based on: (i) the performance of a specified pool of contracts or a specified type of contract; (ii) realised and/or unrealised investment returns on a specified pool of assets held by the issuer; or (iii) the profit or loss of the company, fund or other entity that issues the contract.

Embedded derivative
A derivative instrument that is embedded in another contract - the host contract. The host contract might be a debt or equity instrument, a lease, an insurance contract or a sale or purchase contract.

Employee benefits
All forms of considerations given by an entity in exchange for service rendered by employees, in addition to their pay or salary.

Factoring
A form of corporate financing in which a company transfers outstanding debts to a factoring company that, for a fee, assumes responsibility for the debtor records, risk coverage and financing.

Fair value
The amount for which an asset (liability) can be bought (incurred) or sold (settled), between knowledgeable, willing parties in an arm's length transaction.

Fair value hedge
A hedge of an exposure to changes in the fair value of a recognised asset or liability (or a portion thereof) or a firm commitment. The exposure is attributable to a particular risk and will affect reported net income.

Finance lease
A lease that transfers substantially all the risks and rewards incidental to ownership of an asset. Title may or may not eventually be transferred.

Goodwill
This represents the excess of the fair value of the assets given, liabilities incurred or assumed, and equity instruments issued, plus any costs directly attributable to the business combination over Fortis' interest in the fair value of assets acquired and liabilities and contingent liabilities assumed.

Gross written premiums
Total premiums (whether or not earned) for insurance contracts written or assumed during a specific period, without deduction for premiums ceded.

Hedge accounting
Hedge accounting recognises the offsetting effects on profit or loss of changes in the fair values of the hedging instrument and the hedged item.

IFRS
International Financial Reporting Standards, used as a standard for all listed companies within the European Union as of 1 January 2005 to ensure transparent and comparable accounting and disclosure.

Impairment
A decline in value whereby the carrying amount of the asset exceeds the recoverable amount. In such a case, the carrying amount will be reduced to its recoverable amount through the income statement.

Insurance contract
A contract under which one party (Fortis) accepts significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder.

Investment contract
A Life insurance policy contract that transfers financial risk without transferring significant insurance risk.

Intangible asset
An identifiable non-monetary asset which is recognised at cost if and only if it will generate future economic benefits and if the cost of the asset can be measured reliably.

Investment property
Property held by Fortis to earn rental income or for capital appreciation.

ISO Currency code list

AUD	Australia, Dollars
CAD	Canada, Dollars
CHF	Switzerland, Francs
CNY	China, Yuan Renminbi
DKK	Denmark, Kroner
GBP	Britain (United Kingdom), Pounds
JPY	Japan, Yen
MYR	Malaysia, Ringgits
SEK	Sweden, Kronor
THB	Thailand, Baht
TRY	Turkey, New Lira
TWD	Taiwan, New Dollars
USD	United States of America, Dollars
ZAR	South Africa, Rand

Joint venture
A contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control.

Macro hedge
A hedge used to eliminate the risk of a portfolio of assets.

Market capitalisation
Value attributed to the company by the stock market. Market capitalisation corresponds to the number of shares outstanding multiplied by the share price at a given time.

Net-investment hedge
A hedge used to reduce the financial risks of a reporting entity's share in the net assets of a foreign entity by entering into transactions that give an offsetting risk profile.

Notional amount
Amount of currency units, number of shares, a number of units of weight or volume or other units specified in a derivative contract.

Operating lease
A contract that allows the use of an asset against periodic payments, but does not convey rights similar to legal ownership of the asset and where the financial risks related to the asset are with the issuer of the lease contract.

Operating margin
Operating income divided by net premium. Operating income is the profit or loss stemming from all operations, including underwriting and investments.

Option
A privilege sold by one party to another that offers the buyer the right, but not the obligation, to buy (call) or sell (put) a security at an agreed-upon price during a certain period of time or on a specific date.

Private equity
Equity securities of companies that are not listed on a public exchange. Investors looking to sell their stake in a private company have to find a buyer in the absence of a marketplace.

Provision
Provisions are liabilities involving uncertainties in the amount or timing of payments. Provisions are recognised if there is a present obligation to transfer economic benefits, such as cash flows, as a result of past events and a reliable estimate can be made at the balance sheet date.

Qualifying capital
The liability components that qualify as Tier 1 capital (equity) under banking solvency regulations.

Reverse repurchase agreement
The purchase of securities with an agreement to resell them at a higher price at a specific future date.

Shadow accounting
According to IFRS 4 an insurer is permitted, but not required, to change its accounting policies so that a recognised but unrealised gain or loss on an asset affects the measurement of the insurance liabilities. The related deferred adjustment to the insurance liability (or deferred acquisition costs or intangible assets) is recognised in equity only if the unrealised gains or losses are recognised directly in equity.

Securities lending transaction
A loan of a security from one counterparty to another, who must eventually return the same security as repayment. The loan is often collateralised. Securities lending allows an entity in possession of a particular security to earn enhanced returns.

Structured Credit Instruments
Securities created by repackaging cash flows from financial contracts and encompassing asset-backed securities (ABS), mortgage-backed securities (MBS) and collaterised debt obligations (CDO's).

Subordinated bond (loan)
A loan (or security) that ranks below other loans (or securities) with regard to claims on assets or earnings.

Subsidiary
Any company, of which Fortis, either directly or indirectly, has the power to govern the financial and operating policies so as to obtain the benefits from its activities ('control').

Suretyship
A bond issued by an entity on behalf of a second party, guaranteeing that the second party will fulfil an obligation or series of obligations to a third party. In the event that the obligations are not met, the third party will recover its losses via the bond.

Tier 1 ratio
Core capital of a bank expressed as a percentage of the risk-weighted balance sheet total.

Trade date
The date when Fortis becomes a party to the contractual provisions of a financial asset.

Value of Business acquired (VOBA)
The present value of future profits from acquired insurance contracts. VOBA is recognised as an intangible asset and amortised over the premium or gross profit recognition period of the policies acquired.

VaR
Abbreviation of value at risk. A technique which uses the statistical analysis of historical market trends and volatilities to estimate the likelihood that a given portfolio's losses will exceed a certain amount.

Venture capital
In general, it refers to financing provided by investors to start-up firms and small businesses with perceived, long-term growth potential.

Abbreviations

AFS	Available for sale
ALM	Asset and liability management
CASHES	Convertible and Subordinated Hybrid Equity-linked Securities
CDS	Credit default swap
CGU	Cash generating unit
DPF	Discretionary participation features
EPS	Earnings per share
Euribor	Euro inter bank offered rate
EV	Embedded value
FRESH	Floating rate equity linked subordinated hybrid bond
HTM	Held to maturity
IBNR	Incurred but not reported
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standards
LAT	Liability adequacy test
MCS	Mandatory Convertible Securities
OTC	Over the counter
RPN	Relative Performance Note
SPV	Special Purpose Vehicle

Together with the 2008 Fortis Annual Review and the Auditors Reports to the Fortis Financial Statements 2008 these Financial Statements constitute the Annual Report of Fortis. The Financial Statements contain the Fortis Consolidated Financial Statements, the Fortis SA/NV Financial Statements and the Fortis N.V. Financial Statements.

Fortis and Fortis SA/NV, Rue Royale 20, 1000 Brussels, Belgium
Telephone +32 (0)2 510 52 11, Fax +32 (0)2 510 56 30

Fortis and Fortis N.V., Archimedeslaan 6, 3584 BA Utrecht, the Netherlands
Telephone +31 (0)30 226 62 22, Fax +31 (0)30 226 98 38

Internet address: www.fortis.com E-mail address: info@fortis.com

FSC Mixed Sources
Product group from well-managed forests and other controlled sources
www.fsc.org Cert no. CU-COC-802731
© 1996 Forest Stewardship Council

Together, the Annual Review 2008 and the Financial Statements 2008 constitute the Annual Report of Fortis. The Financial Statements contain the financial statements of Fortis and the statutory accounts of Fortis SA/NV and Fortis N.V. The Annual Report is published in English, Dutch and French. In case of any discrepancy between these versions, the French and Dutch texts shall prevail. Fortis has taken every precaution to ensure that there are no differences between the French and the Dutch versions. The Annual Report is also available on our website: www.fortis.com.

Op uw verzoek zenden wij u graag het Jaaroverzicht 2008 in het Nederlands. Het Jaaroverzicht 2008 en de Jaarrekeningen 2008 vormen samen het Jaarverslag van Fortis. Het deel 'Jaarrekeningen' bevat de jaarrekening van Fortis en de statutaire jaarrekening van Fortis SA/NV en Fortis N.V. Het jaarverslag is verkrijgbaar in het Nederlands, Frans en Engels. In geval van verschillen tussen deze versies hebben de Nederlandse en Franse versie de voorrang. Fortis heeft alles in het werk gesteld om zich ervan te vergewissen dat er geen verschillen zijn tussen de de Nederlandse en Franse versie. Het Jaarverslag is ook te vinden op internet: www.fortis.com.

Sur simple demande, nous vous enverrons volontiers le Synopsis de l'année 2008 en français. Le Synopsis de l'année 2008 et les Comptes annuels 2008 constituent ensemble le Rapport annuel de Fortis. La partie "Comptes annuels" présente les états financiers de Fortis et les Comptes statutaires de Fortis SA/NV et de Fortis N.V. Le Rapport annuel est publié en français, en néerlandais et en anglais. En cas de divergence entre ces versions, les versions française et néerlandaise feront foi. Fortis a veillé à assurer, dans la mesure du possible, la concordance entre les versions française et néerlandaise. Vous pouvez également consulter le Rapport annuel sur Internet: www.fortis.com.

FORTIS
Rue Royale 20
1000 Brussels
Belgium
T 32 2 565 11 11
F 32 2 565 42 22

Archimedeslaan 6
3584 BA Utrecht
The Netherlands
T 31 30 226 26 26
F 31 30 226 98 38

www.holding.fortis.com

FORTIS

Annual Review 2008



PREPARING FOR A NEW START



Where to find it

Profile	1
Message from the Board of Directors	2
A turbulent year for Fortis	4
Business Review	10
Financial Review	18
Governance at Fortis	29
Investor Relations	39
Glossary	43

The Financial Statements for 2008 are available as a separate volume.

Index A-Z

Annual General Meeting	30, 41
Balance sheet	27
Board committees	31
Board of Directors	29, 38
Capital position	25
Corporate governance reference codes	35
Discontinued operations	24
Dividend	39
Embedded Value	21
Employees	17
Executive Committee	33
Financial calendar	41
Fortis Insurance Belgium	10, 18
Fortis Insurance International	12, 20
General Account	15, 23
Income statement	27
Internal control	33
Joint ventures	12, 13, 20, 21
Key figures	inside front cover, 41
Legal structure	16, 29
Rating	42
Remuneration	31, 33
Share	39, 40, 41

Insurance Belgium: Life
(in EUR million)


6,151
344
425
-22%
4,817
(77)
(85)
2007
2008
Gross inflow ■ Operating margin ■ Net profit

Insurance Belgium: Non-Life
(in EUR million)


1,367
137
97
+7%
1,465
-15%
117
-6%
91
2007
2008
Gross inflow ■ Operating margin ■ Net profit

Insurance International: Life
(in EUR million)


3,911
99
76
+5%
4,102
(57)
(65)
2007
2008
Gross inflow[2] ■ Operating margin ■ Net profit

Insurance International: Non-Life
(in EUR million)


1,360
(53)
(36)
-10%
1,228
104
65
2007
2008
Gross inflow[2] ■ Operating margin ■ Net profit

[1] The 2008 net result was break-even. [2] Excluding non-consolidated companies.

Key figures

These key figures refer to the scope of Fortis at 31 December 2008.

Net profit
(in EUR million)


2007
2008
3,994
(28,022)
Total
3,910
40
522
13
6
(446)
(629)
(32)
(27,412)
Insurance Belgium
Insurance International[1]
General
Eliminations
Result discontinued operations

Insurance Belgium (in EUR million)	**2008**	**2007**
Gross inflow		
• Life	4,817	6,151
• Non-Life	1,465	1,367
Operating costs	(405)	(389)
Net profit	6	522
Combined ratio (Non-Life)	*100.9%*	*100.4%*
FTEs (year-end)	5,542	5,298

Insurance International (in EUR million)	***2008***	***2007***
Gross inflow[2]		
• Life	4,102	3,911
• Non-Life	1,228	1,360
Operating costs	(393)	(410)
Net profit	0	40
Combined ratio (Non-Life)	98.4%	114.0%
FTEs (year-end)	4,718	4,684

Number of employees
(in FTEs)


181
114
Total
10,163
Total
10,374
4,684
5,298
4,718
5,542
2007
2008
▲ Insurance Belgium ▲ Insurance International ▲ General

Profile

As of the end of March 2009,

Fortis is an international insurance group composed of

Insurance Belgium,
a leader in life and non-life insurance in Belgium distributing its insurance products through the network of Fortis Bank and independent insurance brokers;

Insurance International,
with subsidiaries in the UK, France, Hong Kong, Luxembourg (Non-Life), Germany, Turkey, Russia and Ukraine, and joint ventures in Luxembourg (Life), Portugal, China, Malaysia, Thailand and India.

You can find an online version of our annual report at: **www.fortis.com**

Message from the Board of Directors

As we reflect on 2008 we do so against the backdrop of a global financial crisis of unprecedented proportions – a crisis that is having a devastating impact on economies around the world and the lives of ordinary people.

Few experts saw the crisis coming; few understood the far-reaching consequences of these events; yet many people have been impacted, not least our investors. Both institutional and retail investors have felt the full force of the crisis through the dramatic devaluation of their investment. We recognise that for many private investors in particular their investment in Fortis represented part of their retirement; a key component in their long-term financial plans; and for others it simply made a difference to their quality of life. The Board takes this opportunity to express unequivocally its deep regret to shareholders, bondholders, employees and customers for the distress and hardship that has been caused as a result of the events of the past year. We are committed to doing everything possible in the future to regain the confidence and trust of all stakeholders.

First signs of the financial crisis began in 2007, but as of mid-May 2008 share prices began to fall worldwide and confidence between banks dissipated. Efforts to rebuild the capital base of Fortis to absorb the future impact of the ABN AMRO acquisition were hampered by declining equity markets; the negative impact of write-downs on our structured credit portfolio; and lower than expected proceeds from the imposed sale of certain ABN AMRO assets in a depressed market. At the same time there was growing pressure for banks to maintain higher capital levels, a debate that continues today. Fortis announced an acceleration of its capital plan, which included two new measures – the issue of new shares and the difficult decision not to pay an interim dividend in 2008. The expectation at that time was that the market would respond positively to this proactive stance – but this was not the case. Reactions were negative and compounded by the fact that Fortis was one of the first financial institutions to adopt such a tough measure, although others have since followed suit.

During the summer months the markets stabilised somewhat but events unrelated to Fortis quickly snowballed, creating a massive crisis of confidence between financial institutions culminating in 'rescue' takeovers, nationalisations, and bankruptcies. Stock markets plummeted, resulting in the greatest fall in share prices since 9/11. Fortis was heavily impacted – a situation made worse by speculation and unsubstantiated rumours. These rumours soon began to focus on concerns about liquidity. Emergency liquidity support from the central banks at the end of September turned out to be insufficient and immediate action was needed. Transactions were concluded with the governments of Belgium, the Netherlands and Luxembourg, and the banking and insurance activities in the Netherlands were subsequently sold to the Dutch state. Shortly afterwards an agreement was reached to sell the majority of the banking activities acquired by the Belgian state through the Federal Participation and Investment Company to BNP Paribas, together with the Belgian insurance activities. These decisions were taken to ensure that the company could continue to operate and support its customers and to meet its obligations to counterparties.

On 12 December 2008, the Brussels Court of Appeal ruled that these agreements should be put before shareholders for approval. At the same time an independent committee of experts concluded that the transactions were both logical and reasonable in the circumstances. Ahead of the shareholder vote, the Board and management did everything in their power to negotiate better terms for shareholders while also respecting the validity of the agreements signed with the Belgian state and BNP Paribas. The improved terms of the transactions were rejected and a new round of negotiations between the government, Fortis and BNP Paribas ensued.

We would like to thank the outgoing Board of Directors led by Acting Chairman Jan-Michiel Hessels for their commitment and hard work, particularly the Special Committee of the Board represented by Mr Hessels, Mr Bodson and Mr Westdijk, who played a key role in the negotiations. Mr Hessels presided over an open and constructive dialogue with shareholders in recent months, a practice we will continue in the future. We are also grateful to our employees for their hard work and loyalty despite the ongoing uncertainty.

From the perspective of the global economy, recovery is expected to be slow and sporadic. While none of us know today how quickly the economy will recover – or indeed how long it will take for confidence to return to the markets – we can assure you that we are wasting no time in exploring every opportunity available to us to create value and a return for shareholders. We have come through a long and painful journey together and you have expressed your concerns candidly and in forceful terms, for which we, as a Board, are grateful.



We believe with a new agreement on the table, subject to shareholder approval on 8 and 9 April 2009, it is time now to look forward and to seize this opportunity to build for the future. We have the nucleus of a new start for Fortis – a sizeable domestic and international insurance franchise that provides us with a platform for growth and future value creation. The proposed new agreement significantly de-risks our balance sheet allowing us to move forward with greater confidence in our financial stability. Fortis Insurance Belgium is the national market leader in both life and non-life products with a significant market share. The activities of Fortis Insurance International span both Europe and Asia with prominent positions in the UK, Portugal and Luxembourg markets and subsidiaries in France, Germany, Turkey, Russia and Ukraine. In Asia, Fortis is present in Hong Kong and through a series of joint ventures in China, Malaysia, Thailand and India.

The Board and executive management will together develop a new strategy for the company, which will be communicated to shareholders at the appropriate time. We propose to enlarge our Board to achieve a better balance of independent and non-independent, executive and non-executive directors, so as to import skills that will so reflect our new business strategy.

We conclude by thanking you wholeheartedly for your loyal support. Our goal now is to recover from this period as quickly as possible; to look to the future and create value for our shareholders. Confidence is key and this starts with your confidence in the Board, management and staff to represent your interests in the months and years ahead. You have our full and dedicated commitment to this endeavour and we look forward to continuing our dialogue with you as we progress.

Jan Zegering Hadders
Non-executive Director

Karel De Boeck
Chief Executive Officer

Jozef De Mey
Chairman

A turbulent year for Fortis

Fortis's 2008 net result was a loss of EUR 28.0 billion compared with a profit of EUR 4.0 billion in 2007. The loss in 2008 was due to the EUR 27.4 billion negative result of discontinued operations, caused by the loss on sale of the banking activities, partly offset by a profit on the sale of the Dutch insurance activities.

The Fortis banking and insurance businesses, including the activities acquired from ABN AMRO, performed satisfactorily in the first half of 2008, in what were already turbulent market conditions. Most of the commercial operations continued to grow their underlying revenues.

In the second half of the year, Fortis, like many other financial institutions, was confronted with a systemic financial crisis of steadily growing and unprecedented proportions. Faced with this mounting turmoil and the need for immediate, resolute action, and given the role and responsibilities of the governments, Fortis had to safeguard the interests of all its stakeholders by ensuring the continued operation of its large banking and insurance units. This could only be achieved in the prevailing market conditions by agreeing to sell its main banking and Dutch insurance activities to strong parties.

Highly challenging times

Confronted with nervous financial markets and a series of rumours, Fortis decided on 27 January 2008 to publish a trading update in which it confirmed its sound capital and solvency position and unchanged dividend policy. It also published a profit forecast for 2007 based on highly rigorous and market-consistent assumptions with respect to its subprime exposures.

On 7 March 2008, Fortis reported a full-year net profit for 2007 of EUR 4.0 billion, including a EUR 900 million capital gain on the divestment of CaiFor. The result also included a total impairment of EUR 3.0 billion before tax as a result of the credit market turmoil. In its press release, in its financial statements and in the analyst presentation, Fortis provided extensive details on its structured credit exposure and gave a significant amount of detail on each specific product group within that portfolio.

On 1 April 2008, Fortis Investments – the global asset management arm of Fortis Bank – completed the transfer of the ABN AMRO Asset Management activities. Two weeks earlier, Fortis and Ping An jointly announced the signing of a Memorandum of Understanding to form a global asset manager, whereby Ping An would acquire a 50 % equity stake in Fortis Investments for a consideration of EUR 2.15 billion. On 30 September 2008, Fortis announced that this partnership would not be completed.

On publication of its first-quarter results on 13 May 2008, Fortis reported a net profit of EUR 808 million. This included a net-of-tax negative impact of EUR 380 million on the structured credit portfolio, due to the credit market turmoil. Fortis also reported a net-of-tax negative impact of EUR 1.2 billion on solvency as a result of the adverse evolution of the equity markets. The Core Tier 1 ratio of Fortis Bank (under Basel I) amounted to 8.5 %.

Capital plan update

In the context of the acquisition of ABN AMRO activities, Fortis made commitments in October 2007 to the European Commission (EC) to reduce the concentration in the Dutch commercial banking market. The proceeds from this imposed sale – the so-called 'EC remedies' – turned out to be lower than anticipated.

The combination of this financial setback and a number of other factors – the announced intention to acquire the remaining stake in the Dutch insurance joint venture with Delta Lloyd; the expectation of a continued challenging market environment; and the decision to take a prudent stance on required capital in that environment – prompted Fortis to accelerate the execution of its existing capital plan and to launch additional measures to reinforce it and to take pre-emptive action in anticipation of a further deterioration of financial markets.

On 26 June 2008, Fortis announced an equity raising of EUR 1.5 billion by means of an accelerated bookbuild offering and a series of supplementary measures:

- The decision not to pay an interim dividend in 2008 and to propose a full-year 2008 dividend in shares;
- The implementation of a capital-relief programme (through the securitisation of certain assets) and a real-estate sale-and-lease-back operation for approximately EUR 1.5 billion;
- The issue of non-dilutive Core Tier 1 instruments for a sum of EUR 2 billion, in addition to two successful placements (NITSH) in February and May;
- Additional disposals of non-strategic assets, which were expected to improve solvency by approximately EUR 2 billion.

Fortis anticipated that the announcement of its accelerated capital plan would have a positive impact on the market's perception of the company's financial situation. It quickly became apparent, however, that the anticipated effect had not been achieved, to the extent that Fortis's closing share price, which stood at EUR 12.65 on 25 June 2008, fell to EUR 10.20 on 26 June 2008.

On 2 July 2008, Fortis, ABN AMRO and Deutsche Bank announced the signing of an agreement, under the terms of which Deutsche Bank would acquire from ABN AMRO parts of its commercial banking activities in the Netherlands. The transaction remained subject to approval by the EC and the Dutch central bank, but was expected to have a negative impact on solvency of around EUR 1.1 billion.

On 4 August 2008, Fortis reported an interim net profit of EUR 1.6 billion, including a EUR 591 million net-of-tax negative impact of the credit market turmoil. Fortis's capital position remained sound, with core equity at EUR 24.6 billion – well above the company's target level of EUR 20.6 billion.

In September 2008, events occurred that no one could have foreseen. Major financial institutions found themselves in acute difficulty. On 7 September, the US authorities took control of the country's two largest mortgage lenders, Fannie Mae and Freddie Mac. On 13 and 14 September, one of the world's largest investment banks – Merrill Lynch – was taken over by Bank of America, and Lehman Brothers was declared bankrupt. The latter event sent a shockwave through the markets. Closer to home, banks in Germany and the Benelux-countries also ran into problems. The stock markets plummeted, resulting in the sharpest drop in the indices since 11 September 2001.

Fortis's share price was heavily impacted in the month of September. Rumours circulated regarding a new capital increase, which Fortis denied several times. Fortis's share price declined steadily and rapidly in the course of this period, as did most European and North American stock market indices.

Insurance managers swing into action

On Saturday 12 April in Lillois, a town in the Belgian province of Walloon Brabant, some 30 executives and managers from Insurance Belgium gave up some of their free time to take part in a Solidarity Day organised by Fortis Foundation Belgium.
The group repainted the young residents' rooms at Les Salanganes, a centre that provides accommodation to children who have suffered abuse or come from troubled homes and who have been placed there by the courts. "Setting aside some time for this type of activity is the least we can do," says Bart De Smet, CEO of Insurance Belgium. "Thanks to the centre's staff, these children have a brighter future. Hats off to them for the work they do."

Government intervention

The global financial situation continued to deteriorate. Alarmist rumours affected Fortis's interbank market access, while it had to contend with an extremely substantial liquidity requirement. During the weekends of 27–28 September and 4–5 October, Fortis had to conclude a number of transactions that ultimately led to the sale of its main banking and insurance activities to strong parties.

On 29 September 2008, Fortis announced that the Belgian government would invest EUR 4.7 billion in Fortis Bank SA/NV, that the Dutch government would invest EUR 4.0 billion in Fortis Bank Nederland (Holding) N.V., and that the Luxembourg government would invest EUR 2.5 billion in Fortis Banque Luxembourg SA. These investments represented 49.9 % of the common equity of the respective entities. The parties concerned expected that a solution had been found and that matters would resume their normal course.

In the days that followed, the parties negotiated the implementation of these agreements with both the Luxembourg government and the Dutch government. A term sheet was signed on 30 September 2008 with the Luxembourg government. The agreement with the Dutch state, by contrast, could not be implemented. Despite hopes at the beginning of the week, the situation continued to deteriorate, due to tensions in the interbank market. Fortis found it extremely difficult to regain the confidence of the market and its share continued to decline, reaching a closing price on 29 September 2008 of EUR 3.97.

In terms of liquidity, the situation was extremely uncertain and it was necessary to negotiate new conditions with the Belgian central bank and to obtain an Emergency Liquidity Agreement with the Dutch central bank. Withdrawals by institutional clients and by companies had increased substantially.

This situation led on 3 October to the sale of Fortis Bank Nederland (Holding) N.V., Fortis Verzekeringen Nederland N.V. and Fortis Corporate Insurance N.V. to the Dutch state for a total consideration of EUR 16.8 billion, which was allocated as follows:

- EUR 12.8 billion received for the Dutch banking activities (including ABN AMRO) remained within Fortis Bank;
- EUR 4 billion received for the Dutch insurance activities went to the Fortis holding company.

Following the transfer of the operations in the Netherlands to the Dutch state, Fortis was obliged to review its options:

- Continue on a stand-alone basis with the Belgian state as a minority shareholder in the bank;
- Find a strategic partner for Fortis Bank and for all or part of Fortis's other operations;
- Sell the remaining 50 % of the Belgian bank to the Belgian state, prior to a possible resale to a private investor.

Fortis and Portuguese bancassurer Millennium bcp a winning combination

At the end of 2004, Millennium bcp agreed to sell to Fortis 51 % of the shares in its insurance business. Vasco Rebello de Andrade, General Manager of the southern region (Lisbon), is clear about the importance of the partnership with Fortis. "The Portuguese insurance sector was slow to develop and is far behind that of northern Europe, for example. That's why there's still plenty of growth potential there. Fortis is helping us develop new concepts that meet the needs of the Portuguese market."

On 6 October, Fortis announced the sale of the remaining 50 % plus 1 share of Fortis Bank to the Belgian state (via the Société Fédérale de Participations et d'Investissement/Federale Participatie- en Investeringsmaatschappij – 'SFPI/FPIM') for EUR 4.7 billion. This sale was closed on 10 October. The Belgian government agreed separately with BNP Paribas on the subsequent transfer of 75 % of Fortis Bank to BNP Paribas in return for shares of BNP Paribas, while continuing to own the remaining 25 % of Fortis Bank. At closing, Fortis, the Belgian state and BNP Paribas would also create a Special Purpose Vehicle to buy a structured credit portfolio from Fortis Bank. Furthermore, Fortis agreed to pay EUR 2.35 billion to Fortis Bank in the context of the settlement of all conditions related to the subordinated financial instrument CASHES. Fortis would also sell, lastly, 100 % of Fortis Insurance Belgium to BNP Paribas for EUR 5.5 billion in cash.

As a result of these transactions, Fortis would have comprised:
- Fortis Insurance International (FII), with subsidiaries in the UK, France, Hong Kong, Luxembourg (Non-Life), Germany, Turkey, Russia and Ukraine, and with joint ventures in Luxembourg (Life), Portugal, China, Malaysia, India and Thailand;
- A 66 % stake in a structured credit portfolio entity, to be created with the Belgian state (24 %) and BNP Paribas (10 %). This entity would contain a structured credit portfolio to be acquired from Fortis Bank with a carrying value of EUR 10.4 billion – an amount that could change as a result of currency fluctuations between 31 August and the date of closing;
- Fortis General Account, which primarily comprises a number of financial assets and liabilities of the different financing vehicles.

On 14 November 2008, Fortis published interim management statement giving financial details for the third quarter, based on the scope of activities as described above. These included a pro forma net cash position of EUR 3.5 billion and a pro forma net equity of EUR 7.7 billion.

On 8 December 2008, Fortis announced the possibility of early redemption for the bondholders under the Euro Medium Term Note Programme (EMTN) issued by Fortis Finance N.V. For all bonds other than credit-linked notes, redemption would proceed at the nominal amount plus accrued interest until the date of actual payment. The total amount of bonds outstanding under the EUR 15.0 billion Euro Medium Term Note Programme was EUR 7.6 billion.

Court of Appeal

On 12 December 2008, the Court of Appeal in Brussels ruled that the decisions taken by the Board of Directors of Fortis SA/NV on 3 and 5-6 October 2008 and the agreements entered into in implementation of those decisions were to be submitted to the shareholders' meeting of Fortis SA/NV. This concerned:
- The sale of Fortis Bank Nederland (Holding), Fortis Verzekeringen Nederland and Fortis Corporate Insurance to the Dutch state;
- The sale of the remaining 50% + 1 share in Fortis Bank to the SFPI/FPIM;
- The agreement between Fortis, the Belgian government and BNP Paribas, including the planned sale of Fortis Insurance Belgium to BNP Paribas; the incorporation and envisaged funding of a special purpose vehicle (SPV) for its structured credit portfolio; and the planned transaction relating to the CASHES.

These transactions were suspended, insofar as they had not yet been closed. As a result the scope of Fortis became Fortis Insurance Belgium, Fortis Insurance International and the General Account. Based on this scope, Fortis published a revised interim management statement on 17 December 2008. The pro forma net cash position at the end of September amounted to EUR 2.1 billion and the pro forma net equity totalled EUR 6.7 billion.

On 24 December 2008, following the unexpected ruling by the Court of Appeal in Brussels on 12 December, and given the uncertainty at the time, Fortis announced it had sold the US dollars and pounds sterling it had acquired in order to fund its share of the envisaged structured credit portfolio entity. These currency transactions resulted in a net loss of EUR 295 million, reflecting the fall in value of the US dollar and the pound sterling prior to the sale.

Revised agreement

The Court of Appeal in Brussels on 12 December also appointed an Expert Committee to investigate the circumstances and the conditions under which the transactions were concluded. The committee, which published its interim report on 27 January 2009, stated that the decisions taken by the Board of Directors of the Fortis holding company in September and October 2008 may be deemed logical and reasonable, and that they were taken in the interest of the companies of the Fortis group and their shareholders. The committee of experts also made a number of recommendations intended to arrive at an outcome acceptable to all parties.

These recommendations provided momentum and inspiration for Fortis, BNP Paribas and the SFPI/FPIM to restart negotiations to amend the *Protocole d'Accord* of 10 October 2008. In the course of these negotiations, held towards the end of January 2009, the Fortis Board of Directors continued to be guided by the principle of maximising shareholder value.

On 31 January 2009, Fortis, BNP Paribas and the SFPI/FPIM agreed an Avenant modifying and improving certain terms of the transactions entered into under the *Protocole d'Accord* of 10 October 2008. The main features of the agreement can be summarised as follows:

- Fortis Insurance Belgium: Fortis would sell to BNP Paribas 10% of the shares in Fortis Insurance Belgium for a total of EUR 550 million. The existing agreement between Fortis Insurance Belgium and Fortis Bank for the distribution of insurance products could not be unilaterally terminated by any of the parties prior to the end of 2020;
- CASHES: Fortis would no longer be required to make an upfront payment of EUR 2.35 billion, it was agreed to leave the Relative Performance Note in place and to provide for an interest payment between Fortis and Fortis Bank;
- SPV: compared to the original agreement, Fortis's funding obligation and exposure to the SPV would be limited to EUR 1 billion, comprising approximately EUR 740 million equity and EUR 260 million subordinated debt. This represents 29.6% of the SPV with structured products;
- Call option on the BNP Paribas shares: Fortis would receive a call option – which would entitle Fortis to the difference between the stock price of the BNP Paribas shares at the time of the exercise of the option and EUR 68 – on the BNP Paribas shares granted by the SFPI/FPIM.

According to the Board of Directors of Fortis SA/NV, these transactions would provide Fortis with upside potential. Keeping Fortis Insurance Belgium within Fortis, alongside Fortis Insurance International, would create a renewed industrial project for the company.

In addition, the downside risks would be significantly diminished, due to Fortis's reduced exposure to the SPV, while the fair-value impact with respect to the CASHES would be more favourable than under the original *Protocole d'Accord* agreed on 10 October 2008.

Based on the unaudited pro forma figures of Fortis as at 30 September 2008, the closing of the revised *Protocole d'Accord* would result in pro forma net equity attributable to Fortis shareholders of EUR 6.5 billion and a pro forma net cash position of EUR 2.4 billion.

Shareholders' meeting

To comply with the ruling of the Court of Appeal in Brussels, a shareholders' meeting of Fortis SA/NV was organised on 11 February 2009.

The General Meeting of Shareholders in Brussels, at which 20.32% of share capital was represented, resolved as follows:

- The proposal to approve the transactions with the Dutch state was rejected. These transactions have, however, been concluded and can only be reversed if both parties agree, or following legal proceedings to decide the merits of the case;
- The proposals to approve the transactions with the Belgian state and BNP Paribas (including the changes laid down in the Avenant to the *Protocole d'Accord*) were likewise rejected.

New agreement

On 6 March 2009, Fortis, BNP Paribas and the SFPI/FPIM reached an agreement on the revised terms of the transaction, subject to the approval of shareholders' meetings of Fortis in April 2009 and to closing of the agreement that was signed on 12 March 2009. The main elements of the agreement may be summarised as follows:

- Fortis will sell 25 % of the shares in Fortis Insurance Belgium (FIB) to Fortis Bank for a total of EUR 1,375 million. The existing distribution agreement between FIB and Fortis Bank cannot be unilaterally terminated before the end of 2020 by any of the parties.
- The Special Purpose Vehicle (SPV) will purchase about EUR 2.0 billion of additional lines from the structured credit portfolio of Fortis Bank, of which approximately EUR 1.0 billion will be in replacement of redemptions that occurred since 31 August 2008 on the original portfolio. As a result the conventional purchase price is expected to increase from EUR 10.4 billion to about EUR 11.4 billion (at currency rates of 31 August 2008). Under the terms of the new agreement, Fortis's funding obligation in respect of, and maximum exposure to, the SPV will be limited to EUR 760 million, corresponding to about 45 % on a total equity of EUR 1.7 billion. Financing by Fortis will consist of equity only. Fortis will also have the benefit of a loan of about EUR 1.0 billion from Fortis Bank to fund, amongst other things, its commitment towards the SPV.
- Fortis will no longer be required to make an upfront payment of EUR 2.35 billion related to the settlement of the CASHES instrument. Furthermore, the interest payment mechanism, as agreed upon in the previous agreement of 31 January 2009, remains unchanged.
- Fortis will have the benefit of a call option granted by the SFPI/FPIM linked to the BNP Paribas shares to be acquired by the SFPI/FPIM. This cash settled option will entitle Fortis to the difference between the stock price of the BNP Paribas shares at the time of the exercise of the option and EUR 68. Under the new agreement, Fortis has been granted certain anti-dilution rights which aim to preserve the value of the option.

The unaudited pro forma net equity attributable to shareholders of Fortis at 30 September 2008, assuming approval by the shareholders of the new agreement in April 2009, would amount to EUR 7.0 billion. The unaudited pro forma net cash position would increase to EUR 3.4 billion. This estimate does not take into account potential future payments related to the RPN mechanism in respect of the CASHES, nor the potential value of the option on the BNP Paribas shares.



Living the dream

Unfortunately, most would agree that social equality is a myth. But Fortis Foundation Belgium (FFB) has long fought to change this reality by making meaningful contributions to the community.
At the end of April, it teamed up with the Belgian football club RSC Anderlecht, one of Fortis's main sponsorships, to give disadvantaged youngsters the chance to live their dream. FFB invited 114 children aged seven to 14 from some 20 Brussels-based associations to spend an afternoon training at Fortis's sports complex at Watermael-Boitsfort. Getting the chance to join a club – especially Anderlecht – is a dream many young people have. But kids from disadvantaged families just can't afford it. In its own small way, FFB wanted to give them a helping hand.

Business Review

Fortis Insurance's strategy is to continuously enhance customer centricity by adapting the product portfolio and aligning the multi-distribution strategy with changing customer needs. Other goals are to attain a fortified insurance organisation by improving operational excellence in all countries and by expanding the business internationally.

Fortis Insurance Belgium

Total premium income of Fortis Insurance Belgium in 2008 – adjusted for the present composition of the business – amounted to over EUR 6 billion. Of this, 77% related to life insurance and 23% to non-life. Fortis Insurance Belgium today employs more than 5,500 people.

Fortis's insurance business in Belgium supplies a comprehensive range of life and non-life policies. It operates a multi-channel strategy by selling its products to private individuals and to small and medium-sized enterprises (SMEs) via independent intermediaries, via Fintro agents and through its bancassurance channel: Fortis Bank branches and the Belgian Post Office Bank (Banque de La Poste/Bank van De Post).

Fortis Employee Benefits is the dedicated business unit selling group life and health-care products mainly to larger enterprises.

Market position

Despite the global financial crisis, Fortis Insurance Belgium (FIB) was able to defend its market leadership position, with a total market share in terms of inflow of 22.1 % at 2008 year-end. FIB strengthened its number two position in non-life and remained number one in retail life and employee benefits. Life market share, in terms of funds under management, stood at 28 %, which was in line with 2007.

2008 Operational highlights

Fortis Insurance Belgium continued to pursue its policy of product and service innovation at both Life and Non-Life.
Here are some examples:
- A continuous flow of structured unit-linked products were launched at Retail Life Insurance in response to the rapidly changing financial market environment;
- A new concept, Pension@work, was launched in June to exploit untapped potential in the SME group life market;

13 May 2008 Fortis publishes its first-quarter 2008 results, reporting a net profit of EUR 808 million. This includes a negative net-of-tax impact of EUR 380 million on the structured credit portfolio.

26 June 2008 Fortis announces to accelerate the execution of its capital plan. The measures taken include an equity raising of EUR 1.5 billion and cancellation of the interim dividend.

11 July 2008 Fortis announces that it is terminating, by mutual agreement, Jean-Paul Votron's mandate as Chief Executive Officer. Herman Verwilst is designated as his interim successor.

- FIB successfully continued its growth in the new and fast-growing market for sector-wide pension and health-care plans (Green Sector, Food, Passenger Transport, Diamond and Road Transport);
- On the non-life side, FIB introduced 'TPL Max', a unique concept in the highly competitive Belgian motor insurance market. TPL Max offers a free extension to basic third-party liability cover, with all zero-claim drivers automatically covered for bodily injury. More than 420,000 drivers now benefit from this unique cover;
- Flexible multi-cover concepts such as Familis and Modulis, sustained a solid growth rate. At the end of 2008, there were more than 436,000 Familis policies in portfolio, with an average of 2.3 contracts each, a 14% increase compared with 2007. Modulis, a concept bundling different contracts and allowing flexible premium payments for SME clients, represented close to 68,000 contracts at the end of 2008, 13% more than in 2007, with the average number of contracts at 3.88.
- The range of combined non-life products was extended by the addition of several new 'Packs' for the retail segment ('Home & Assist+', 'Building & Renovation', and 'Building' Packs) and for the SME segment ('Workmen's Compensation+' and 'Hairdresser' Packs);
- FIB's innovative approach is highly appreciated by the market, as illustrated by the awards presented by the Decavi organisation. Fortis received the 'Innovation Award' in 2008 for its life product Pension@Work, together with three non-life awards: 'Best Home Insurance' (Top Home+ and Home+ Pack), 'Best TPL Motor Insurance' ('TPL Max' and 'BM2 for Life') and 'Best SME Concept' ('Modulis' and 'Modulis Pack').

In addition to its innovative approach, Fortis Insurance Belgium leverages cross-selling and multi-channel expertise in the SME segment. FIB has implemented a new synergy model – VIP Modulis – between the banking and broker channel. This concept offers attractive and exclusive benefits to companies that place their banking activities with Fortis Bank and their insurance activities with FIB's broker channel. The initiative enables FIB to unlock the large insurance sales potential within Fortis Bank's professional and small enterprises client base, and ultimately increases loyalty. In Group Life, cross-selling with Merchant Banking has been reinforced.

At Non-Life, the merger of the bancassurance and broker IT-platforms, which was successfully completed in May 2008, will enable further cost synergies and will reduce the time to market. At the same time, a new generation of retail products was launched. Fortis Insurance Belgium now offers a single set of non-life products for the retail market through both the bank and broker channel, managed by a common set of applications. The tariff structure, general conditions and underwriting criteria have also been harmonised.

Finally, as part of the 'operational excellence' strategy, Fortis Insurance Belgium decided to gradually review the quality of operations that apply 'lean' methodology. Some lean projects were successfully launched in 2008. The latest ICMA survey and the prestigious Decavi Brokers' Award both reflect brokers' appreciation of our continuous drive to improve service, flexibility and innovation.

4 August 2008 Fortis publishes its first half-year 2008 results. It reports a net profit of EUR 1,638 million, including a EUR 591 million net-of-tax impact of the credit market turmoil. Core equity stands EUR 4.0 billion above Fortis's target capital level.

29 September 2008 The governments of Belgium, the Netherlands and Luxembourg in concerted action, announce that they will invest EUR 11.2 billion in the respective Fortis Bank institutions in each country. Count Maurice Lippens resigns from the Board of Directors.

3 October 2008 The Dutch state acquires Fortis Bank Nederland (Holding) N.V., including Fortis's interest in ABN AMRO Holding N.V. and the Dutch Insurance activities, for a total consideration of EUR 16.8 billion.

Fortis Insurance International

Fortis Insurance International's activities are spread across Europe and Asia. Total premium income in 2008 – at consolidated companies – amounted to over EUR 5 billion. Of this, 77 % related to life insurance and 23 % to non-life. Fortis Insurance International today employs more than 4,700 people.

Market position

In Europe, Fortis Insurance International (FII) occupies prominent positions – through wholly owned subsidiaries – in the UK (non-life, life), Luxembourg (non-life), and is active in France (life).

- In the UK, FII leads the market for car insurance. Fortis Insurance UK also continues to be recognised for its customer service ethos and innovation. In 2008 it was the first insurer to receive a Gold Standard Award for its financial strength, the way it conducts its business, services its customers, delivers fair value and is trusted by clients and consumers;
- In Portugal, the joint venture with Millenniumbcp (life, non-life) is the country's biggest insurance company;
- In Luxembourg, Fortis is the second largest general insurer and also offers life insurance through a joint venture;
- Subsidiaries were recently opened in several new markets, i.e. Germany, Turkey, Russia and Ukraine. FII sells life insurance in those countries.

In Asia, Fortis has successfully opted for selective growth and is present in five countries. Fortis has been active for some time in China, Malaysia, Thailand and Hong Kong, and recently started up in India. Clients in those countries are provided with a wide product offering via various distribution channels.

With the exception of Hong Kong, it operates in these countries through joint ventures with strong local institutions.

- Taiping Life, in which Fortis has a 24.9 % stake, is China's seventh largest life insurer. Products are distributed through Taiping Life's national network of 547 offices and over 50,000 insurance agents, and through distribution agreements with several major Chinese banks;
- Mayban Fortis, a joint venture started in 2001, is active in Malaysia's asset management, life and non-life insurance markets with a top 2 position in both insurance markets. Partly thanks to Maybank's extensive network, it is Malaysia's main provider of takaful (Islamic) insurance. Fortis has a 31 % stake in Mayban Fortis;
- Muang Thai Life, the third biggest life insurer in Thailand, has also successfully developed takaful products for the Thai market. In the Thai non-life market, Muang Thai Insurance ranks fifth. Distribution is via a rapidly growing network of approximately 12,500 agents, as well as through bank branches. Fortis currently has a 40 % stake in the life-insurance joint venture and a 15 % stake in the non-life joint venture;
- In Hong Kong, Fortis has become the nr.10 life insurance company and with the integration of Pacific Century Insurance, now renamed 'Fortis Insurance Company (Asia) Limited', we now have an additional sound basis for growth in the region;
- In India, IDBI Fortis is our life-insurance joint venture with Industrial Development Bank of India and Federal Bank. It started up in March 2008. Fortis owns 26 % of the shares in the new company. IDBI Fortis sells life insurance through the partners' extensive networks and through agents. Other distribution channels will be added later.

Finally, Fortis Insurance International also includes the reinsurance activities of Fortis Re.

5 & 6 October 2008 The Belgian state acquires the remaining 50 % plus 1 share of Fortis Bank SA/NV. At the same time, the Belgian government reaches an agreement with BNP Paribas on the subsequent transfer of a 75 % interest in Fortis Bank SA/NV. Fortis also agrees that BNP Paribas will acquire 100 % of Fortis Insurance Belgium.

1 & 2 December 2008 The General Meetings of Shareholders of Fortis N.V. and Fortis SA/NV elect Louis Cheung Chi Yan and Karel De Boeck to the Board of Directors. Since fewer than three new members have been elected, the existing Board will temporarily remain in office.

12 December 2008 The Court of Appeal in Brussels rules that Fortis must submit the decisions taken by the Board on 3, 5 and 6 October and the agreements entered into in implementation thereof to the shareholders' meeting of Fortis SA/NV. It also appoints an Expert Committee to investigate the circumstances and the conditions under which the transactions were concluded.

Fortis Insurance International in 2008


Germany
Ownership: 100%
Gross inflow Life: EUR 29 m
Ukraine
Ownership: 100%
Greenfield operation
United Kingdom
Ownership: 100%
Life: Greenfield operation
Gross written premiums Non-Life: EUR 954 m
Russia
Ownership: 100%
Greenfield operation
Luxembourg
Ownership Life: 50%
Gross inflow Life: EUR 1,033 m
Ownership Non-Life: 100%
Gross written premiums Non-Life: EUR 22 m
China
Joint venture: Taiping Life
Started in 2001
Ownership: 24.9%
Gross inflow Life*: EUR 1,850 m
Hong Kong
Ownership Life: 100%
Gross inflow Life: EUR 282 m
France
Ownership: 100%
Gross inflow Life: EUR 433 m
Thailand
Joint venture: Muang Thai - Fortis
Started in 2004
Ownership Life: 40%
Gross inflow Life*: EUR 358 m
Ownership Non-Life: 15.05%
Gross written premiums Non-Life*: EUR 68 m
Turkey
Ownership: 100%
Gross inflow Life: EUR 82 m
Portugal
Joint venture: Millenniumbcp Fortis
Started in 2005
Ownership: 51%
Gross inflow Life: EUR 2,238 m
Gross written premiums Non-Life: EUR 192 m
Malaysia
Joint venture: Mayban Fortis
Started in 2001
Ownership: 30.95%
Gross inflow Life*: EUR 435 m
Gross written premiums Non-Life*: EUR 269 m
India
Joint venture: IDBI Fortis
Started in 2008
Ownership: 26%
Gross inflow Life*: EUR 30 m

* Based on 100%

2008 Operational highlights

Fortis Insurance International focused its efforts on multiple projects in Europe and Asia to improve the product offering and distribution reach of its companies:

- Fortis UK: continued success of multi-channel strategy; accolades and recognition from clients and the industry. Also launch of UK Life with innovative protection products;
- Portugal: launch of a new P&C broker channel servicing the SME customer segment; also an active product innovation programme to increase insurance penetration in customers' financial resources;
- France: broadening product offering with Target Click Funds;
- Turkey: launch of a new agency channel, focused on servicing top tier agents;
- Ukraine: development of agency distribution network;
- India: promising start-up of commercial operations of IDBI Fortis and distribution through agents and the JV partners' networks;
- Thailand: the merger of Muang Thai Insurance Co. and Phatra Insurance has created the fifth non-life insurer;
- China: Taiping Life is the seventh largest insurance company in the country with EUR 1.9 billion in premiums and a 2.8% market share. In the course of 2008, the company expanded its offices network by 167 offices to 547;
- Malaysia: our joint venture has started direct and telemarketing distribution;
- Hong Kong: during 2008, the agency force was expanded to over 2,800 people.

Fortis Corporate Insurance – formerly part of Fortis Insurance International – was sold to the Dutch state on 3 October 2008.

A single platform for two channels

To continue providing products that offer the best value for money in the market, we have to stay one step ahead of the competition through strategic mindset and innovation. That's why Fortis Insurance Belgium has decided to launch a new non-life insurance distribution model. Its aim is to strengthen synergies between its two distribution channels (banking and brokerage), thanks to a common IT platform and an identical product line targeting the retail market.

19 December 2008 The Shareholders' Meeting of Fortis SA/NV votes 97% in favour of the proposal to continue the activities of the company in accordance with Article 633 of the Companies Code.

31 January 2009 Further to the expert report, the Belgian state, Fortis holding and BNP Paribas agree to amend the *Protocole d'Accord* signed on 10 October 2008.

1 February 2009 Louis Cheung resigns from the Board of Directors.

11 February 2009
The General Meeting of Shareholders of Fortis SA/NV rejects the proposals to approve the transactions with the Dutch state and those with the Belgian state and BNP Paribas. It approves the appointment of Jozef De Mey, Georges Ugeux and Jan Zegering Hadders as non-executive members of the Board of Directors.

Fortis General Account

The General Account comprises the holding companies and various financing vehicles that issued debt to finance the banking and insurance activities sold in September–October 2008. The General Account created negative net equity ('leverage') at group level by injecting into the operating entities equity that was financed in part by debt issued by the General Account (primarily through Fortis Finance N.V.).

The profile of the General Account has changed as a result of the aforementioned transactions. The General Account will no longer create leverage at group level in the future, but will manage shareholders' equity and provide back-to-back funding to the operating entities.

In legal terms, the Fortis General Account consists of the following companies:

- Fortis SA/NV and Fortis N.V., the two holding companies ('Topcos');
- Fortis Brussels SA/NV and Fortis Utrecht N.V., two sub-holding companies ('Subcos') which primarily hold all the assets of Fortis SA/NV and Fortis N.V.;
- Fortis Insurance N.V., the holding company for the insurance entities (including Fortis Insurance International);
- Fortis Finance N.V., the principal (long-term) financing vehicle for the General Account and for the Fortis operating entities;
- Financing vehicles: Fortfinlux SA (issuer of the FRESH); FGF Lux SA (issuer of convertible into FGF Lux shares); Fortinvestlux SA (main assets are the forward-purchased FGF Lux shares); and Fortis Hybrid Financing (issuer of Hybrone and NITSH I and II).

New life insurance company launched in the UK

On 8 July 2008, Fortis launched its new life insurance company in the UK, building on the strong credentials of the UK general insurance business, which provides personal and commercial cover to over 6.7 million customers throughout the country. Barry Smith, CEO Fortis Insurance UK, comments: "The launch of Fortis Life UK is another significant step forward for Fortis in Britain, complementing our customer-focused, successful and award-winning range of general insurance propositions. The expansion into this market builds on our commitment to support our partners and to enhance overall customer choice. Together, this helps make Fortis the natural choice for insurance solutions."

6 March 2009 Fortis, BNP Paribas and the SFPI/FPIM reach an agreement on the revised terms of the Protocol of 10 October 2008, subject to the approval of shareholders in April 2009.

13 February 2009 The General Meeting of Shareholders of Fortis N.V. approves the appointment of Jozef De Mey, Georges Ugeux and Jan Zegering Hadders as non-executive members of the Board of Directors. Georges Ugeux decides to step down as Board Member after the meeting.

For more information,
please consult the Shareholder Circulars and Addendum on our internet site:
www.fortis.com/shareholders/shareholdersmeeting.asp

Fortis's legal structure

The charts below are intended to clarify the changes in Fortis's structure as a result of the different transactions that took place on 29 September and on 3 and 10 October.

Situation prior to 29 September 2008


Fortis Banque Luxembourg SA
Fortis Bank SA/NV
Fortis Investment Management SA/NV
Fortis Bank Nederland (Holding) N.V.
Fortis Bank (Nederland) N.V.
Fortis Hypotheek Bank N.V.
RFS Holdings B.V.
33.8%
100%
Fortis SA/NV
50%
Fortis Brussels SA/NV
50%
50%
Fortis Shareholders
Fortis Hybrid Financing
50%
50%
Fortis N.V.
50%
Fortis Utrecht N.V.
100%
Fortis Insurance N.V.
Fortis Insurance Netherlands N.V.
Fortis Insurance International SA/NV
Fortis Insurance Belgium SA/NV

Situation after closing of the agreement of 6 March 2009, subject to approval by the shareholders


[redacted]
Fortis SA/NV
50%
Fortis Brussels SA/NV
44.7%
[redacted]
50%
50%
Fortis Shareholders
Fortis Hybrid Financing
[redacted]
50%
50%
Fortis N.V.
50%
Fortis Utrecht N.V.
100%
Fortis Insurance N.V.
Fortis Insurance International SA/NV
[redacted]
75%
Fortis Insurance Belgium SA/NV

Human Resources

Fortis is an insurance group that employed 10,374 people in 15 countries on 31 December 2008.

Our employees are active in three domains: Fortis Insurance Belgium (5,542 FTEs), Fortis Insurance International (4,718 FTEs) and General (114 FTEs).

Fortis was still in transition on 31 December 2008. The aim of the transition project is to design a new organisation capable of meeting the company's strategic needs. The result should be a clear, transparent and consistent structure, comprising a corporate and a business dimension. The corporate dimension will focus on providing a variety of services to the different operating companies responsible for developing the business, so as to build and manage a high-performance company.

This reorganisation will contribute positively to the company's efficiency and effectiveness. The corporate structure will be slimmed down to meet the needs of the new business dimension.

Fortis intends to position itself towards its employees as the employer of choice within the insurance sector, with the emphasis on providing attractive career and development opportunities within a challenging environment.

Number of employees

Business breakdown (in FTEs)

	2008	2007
Insurance Belgium	5,542	5,298
Insurance International	4,718	4,684
General	114	181
Total	**10,374**	**10,163**

Number of employees

Geographical breakdown (in FTEs)

	2008	%	2007
Belgium	4,556	43.9%	4,545
United Kingdom	2,621	25.3%	2,634
France	614	5.9%	634
Germany	590	5.7%	528
Portugal	437	4.2%	440
Turkey	301	2.9%	325
Hong Kong	268	2.6%	297
Other countries [1]	987	9.5%	760
Total	**10,374**	**100%**	**10,163**

[1] Austria, Italy, Luxembourg, the Netherlands, Poland, Russia, Spain and Ukraine.

Financial Review

The operating insurance activities reported a net profit of EUR 6 million in 2008, including EUR 639 million negative impact of investment portfolio. Fortis's 2008 net result was a loss of EUR 28.0 billion compared with a profit of EUR 4.0 billion in 2007. The loss in 2008 was due to the EUR 27.4 billion negative result of discontinued operations.

Fortis Insurance Belgium

Net profit amounted to EUR 6 million, compared with EUR 522 million in 2007, impacted by the global equity and credit market turmoil, which particularly affected Individual Life results. The negative effect of the financial crisis over 2008 was EUR 534 million, including write-downs on the investment portfolio and net investment losses as a consequence of major equity divestments with a view to further reducing the risk profile.

Net loss in the second half of 2008 amounted to EUR 242 million, compared with a net profit of EUR 248 million in the first half, as a consequence of a EUR 515 million net-of-tax negative impact due to the deteriorating credit and equity markets.

Total gross inflow of EUR 6.3 billion was 16% down from EUR 7.5 billion in 2007. Life inflow declined by 22% to EUR 4.8 billion, while gross written premiums at Non-Life increased by 7% to EUR 1.5 billion, driven by strong growth in SME business as well as tariff increases and ABEX indexation[1].

Gross inflow in the second half of 2008 amounted to EUR 2.8 billion, down 19% compared with the first half (EUR 3.5 billion). Life inflow declined 21% to EUR 2.1 billion, as unit-linked inflow was hampered by negative market sentiment and savings suffered due to the fierce competition from high-yield bank deposits and the uncertainty surrounding Fortis. Non-Life inflow was 11% lower in the second half of the year than in the first half. This is a normal seasonal effect as the first half of the year typically benefits from sizeable annual payments in the SME segment in January.

Operating costs increased by 4% to EUR 404 million. The yearly wage indexation was partly offset by tight cost control and further efforts to enhance operational efficiency. The number of FTEs at Fortis Insurance Belgium rose by 244 to 5,542 at the end of 2008, mainly driven by an increase at the real estate subsidiaries, which employed 1,794 FTEs at the end of 2008.

Fortis Insurance Belgium maintained strict cost and underwriting discipline in 2008, which is reflected in the cost ratios. The Life cost ratio, as a percentage of average funds under management, decreased by 2 basis points (bp) from 0.42% to 0.40% at the end of 2008. The Non-Life cost ratio, as a percentage of gross written premiums, fell by 30 bp to 16.1% at the end of 2008.

Life

Life gross inflow decreased by 22% year-on-year to EUR 4.8 billion.

Individual Life inflow declined by 27% to EUR 3.8 billion in 2008, as savings and unit-linked inflow from both the bank and the broker channel were hit by depressed financial markets, fierce competition from high-yield bank deposit products and negative sentiment surrounding Fortis. Furthermore, 2007 was a record year for Individual Life inflow. Consequently, Fortis Insurance Belgium's share of the individual Life market dropped by 3.7%, reaching 25.3% at the end of 2008[2]. Despite this fall, market leadership remained unimpaired. Fortis Insurance Belgium also managed to win 2.0% market share of the individual unit-linked market, a relatively strong performance in a market that declined by 42.5% overall in 2008.

Full-year inflow through the bank channel of EUR 2.8 billion was 23% lower than last year, with a decline in both savings and unit-linked. Savings inflow declined 21%, hit by fierce competition from high-yield bank savings products and the ongoing uncertainty surrounding Fortis. Unit-linked inflow generated through the bank channel decreased by 34%, reflecting the poor appetite for open-ended funds. To counter this negative trend, Fortis Insurance Belgium issued nine tranches of Smart Invest Bon, a structured unit-linked product with capital guarantee sold through the bank channel, generating inflow of EUR 300 million.

[1] ABEX index reflects price movements in the construction sector.
[2] Based on Assuralia figures.

Inflow through the broker channel declined by 34% to EUR 1.1 billion at the end of 2008, with a negative trend in both savings and unit-linked products. Inflow from Top Rendement Invest (TRI), still the main inflow generator for savings, fell by 46% to EUR 481 million at year-end, as clients anticipated low profit sharing on the 0% guarantee option in TRI.

Group Life business, generated through the employee benefits channel, delivered solid 5.2% year-on-year growth, with inflow exceeding the EUR 1.0 billion mark and Fortis Insurance Belgium reinforcing its market leadership share to almost 30%.

Annual premium equivalent decreased by 28% from EUR 585 million in 2007 to EUR 419 million in 2008.

Life funds under management declined by only 1% to EUR 41.8 billion. Funds under management related to non-unit-linked business increased by 6% to EUR 35.9 billion, almost entirely compensating for the drop in unit-linked funds under management to EUR 5.9 billion due to the depressed financial markets. Fortis Insurance Belgium remained the undisputed market leader with a stable market share of 28% in terms of Life funds under management. During October and November, in the midst of the general financial and Fortis-specific turmoil, Fortis Insurance Belgium succeeded in limiting lapses to a level only twice higher than normal, with lapse rates returning to normal levels by year-end.

Full-year Life operating margin was a negative EUR 77 million compared with EUR 344 million in 2007, due to the impact of the global financial market crisis, especially in the second half of the year.

The financial crisis affected Individual Life's result directly through the impact of the credit crunch and value adjustments on investment income (EUR 532 million net-of-tax), and indirectly through the smaller volume effects of lower inflow and reduced funds under management relating to unit-linked. The result was also impacted by a new EUR 30 million provision to protect clients' investments in a structured unit-linked product guaranteed by Lehman Brothers. Fortis Insurance Belgium announced in September that it would assume Lehman's obligations, thereby safeguarding its clients' capital.

The operating margin of Group Life was hardly affected by the global financial crisis and the existing portfolio continued to generate good margins.

Net profit declined from EUR 425 million in 2007 to a net loss of EUR 85 million in 2008, as the Individual Life business, in particular, was hit by the deterioration in the credit and equity markets.

Fortis Insurance Belgium

(in EUR million)	**2008**	**2007**	**change**
Gross inflow	6,282	7,518	-16%
• Life	4,817	6,151	-22%
• Non-Life	1,465	1,367	7%
Operating costs	(405)	(389)	4%
Technical result	108	360	-70%
• Life	(11)	242	-
• Non-Life	119	118	2%
Operating margin	40	481	-92%
• Life	(77)	344	-
• Non-Life	117	137	-15%
Profit before taxation and minority interests	148	565	-74%
Income tax expense	(136)	(37)	268%
Minority interests	(6)	(6)	0%
Net profit	6	522	-99%
• Life	(85)	425	-
• Non-Life	91	97	-6%
Annualised Premium Equivalent (APE)	419	585	-28%
Reserves / Premium ratio Non-Life	197%	201%	-
Combined ratio Non-Life	100.9%	100.4%	-

Non-Life

Gross written premiums at Non-Life grew by 7% to EUR 1.5 billion, clearly outperforming the overall non-life market growth of 3.7%. Consequently, Fortis Insurance Belgium expanded its market share by 0.5% to 14.8% at the end of 2008. This growth was mainly driven by the broker channel's strong performance in the small and medium sized enterprises segment, especially in motor insurance. Premiums in the health care business increased by 11% to EUR 108 million. Furthermore, growth was visible in all product lines, partly triggered by new business, and tariff and ABEX increases.

Non-Life inflow through the bank channel reached EUR 226 million, 1.5% above the previous year's level. Non-Life products sold through the broker channel stood at EUR 1.2 billion, up 8% on the same period.

FIB's innovative product offering, including flexible multi-cover concepts such as Familis and Modulis, sustained a steady growth rate. At the end of 2008, there were more than 430,000 Familis policies in the portfolio, with an average of 2.3 contracts each, a 14% increase compared with 2007. Modulis, a concept combining different contracts and allowing flexible premium payments for SME clients, represented close to 68,000 contracts at the end of 2008, 13% more than in 2007, with the average number of contracts at 3.9.

Full-year operating margin at Non-Life amounted to EUR 117 million, down 15% compared with 2007. It was lower due to the lack of capital gains, large claims at Fire and Motor, and an adjustment to claim provisions in line with new reference tables for bodily injuries (a negative EUR 35 million pre-tax). This was partially compensated by the introduction in 2008 of a recovery provision of EUR 46 million. The operating margin in 2007 was negatively impacted by Windstorm Kyrill.

The combined ratio at Non-Life, including workmen's compensation, was 100.9%, compared with 100.4% in 2007, which was hit by Windstorm Kyrill while 2008 was impacted by higher claims at Fire and Motor.

Non-Life net profit decreased 6% to EUR 91 million in 2008 from EUR 97 million in 2007 due to the lack of capital gains, large claims at Fire and Motor and the adjustment to provisions for bodily injuries in line with the new reference tables for claims.

Fortis Insurance International

The results of the divested operations (Fortis Corporate Insurance and the CaiFor joint venture are reported under 'Results of discontinued operations'. The results of Luxembourg Life Insurance are now reported as a 50% stake (with Fortis having management control). The 2007 results for Luxembourg Life Insurance have been restated accordingly.

Net result for 2008 amounted to EUR 0 million compared with a profit of EUR 40 million for 2007. A positive result of EUR 65 million at Non-Life was offset by a EUR 65 million negative result at Life. Net profit for 2008 was negatively impacted by net investment losses and valuation write-downs, totalling EUR 105 million net-of-tax (mainly at Life), as a result of the global downturn in financial markets. The 2007 result was heavily impacted by major weather-related claims.

The impact of the turbulence in financial markets intensified in the second half of 2008, resulting in a net loss of EUR 70 million in the last six months. This was mainly caused by a EUR 95 million loss (net-of-tax and minority interests) on the investment portfolio of the Life insurance activities.

Overall gross inflow at consolidated companies grew 1% to EUR 5.3 billion, despite challenging market conditions and the depreciation of the pound sterling in 2008, thanks to the successful implementation of multi-channel development (Turkey, UK) and product innovation (UK Life, Portugal). In constant exchange rates, overall gross inflow at consolidated companies increased by 4%.

Gross inflow at non-consolidated joint ventures (on a 100% basis) increased by 12% to EUR 3.0 billion, with China the main contributor (20% growth to EUR 1.9 billion) and the newly started IDBI Fortis operations in India adding to the diversification.

Inflow declined 12% in the second half of the year compared with the first half, mainly due to the mounting financial crisis and the uncertainty surrounding Fortis.

Operating costs were EUR 393 million, 4% lower than in the prior year, helped by favourable exchange rate movements. In constant currencies, operating costs increased by 2% year-on-year, mainly due to investment in new markets and businesses.

Life

Gross inflow at consolidated Life companies went up 5% from EUR 3.9 billion to EUR 4.1 billion in 2008. Inflow grew by 4% to EUR 3.8 billion in Europe. Gross inflow in Portugal was up 29%, positively impacted by the ability to adapt the product offering to the volatile capital market conditions. The newly entered markets all realised double-digit growth, notwithstanding the tangible impact of the uncertainty surrounding Fortis. The Turkish activities were up 74% thanks to a successful multi-channel approach. In Asia, inflow at FICA (the fully consolidated Hong Kong-based company) amounted to EUR 282 million (up 25%) as FICA capitalised on the expansion of its agency sales force. Inflow in France (down 16%) and Luxembourg (down 24%), both focusing on unit-linked sales, was affected by the financial and economic crisis and the uncertainty surrounding Fortis.

Funds under management (at consolidated companies only) remained virtually stable at EUR 19.8 billion. The drop in unit-linked funds under management, caused by the depressed financial markets, was offset by an increase in non-unit-linked reserves.

Inflow at non-consolidated joint ventures (on a 100% basis) rose by 12% to EUR 2.7 billion, driven by the expansion of distribution capacity and product innovation, particularly in China and Thailand.

Operating margin was a negative EUR 57 million, due to net investment losses and valuation write-downs. The write-downs are related to the aforementioned restructuring of the investment portfolio and impairments on equities.

Net result declined from a profit of EUR 76 million in 2007 to a loss of EUR 65 million in 2008, which was impacted by write-downs and investment losses (EUR 100 million net-of-tax), whereas 2007 benefited from sizeable allocated and non-allocated capital gains of EUR 25 million.

Non-Life

Gross written premiums at consolidated Non-Life companies amounted to EUR 1.2 billion, a decrease of 10% compared with the previous year, due to the depreciation of the pound sterling (negative impact of EUR 156 million). At constant exchange rates, premium income increased by 2% due to strong growth in Portugal (up 9%). Fortis UK's premiums remained stable in constant exchange rates, due to an increased focus on profitability.

Gross written premiums at non-consolidated joint ventures (on a 100% basis) increased by 12% to EUR 337 million, driven primarily by the expansion of activities in Thailand. The merger of Muang Thai Insurance Co. and Phatra Insurance created the fifth largest non-life insurer in Thailand.

Operating margin increased substantially from EUR 53 million negative in 2007 to EUR 104 million positive in 2008 due to the absence of major weather-related events, although this was partially offset by adverse exchange rate movements. The 2007 results were affected by the natural disasters Windstorm Kyrill and floods in the UK, which had a total negative impact of EUR 143 million.

Full-year net profit was EUR 65 million, compared with a loss of EUR 36 million in 2007, due to the improved operating performance described above.

The combined ratio improved in 2008 to 98.4% based on better cost and claims ratios. This compares to a 2007 combined ratio of 114% or 102%, adjusted for natural disasters. The 2007 combined ratio was impacted by an increase of incurred but not recorded reserves.

Fortis Insurance International

(in EUR million)	2008	2007	change
Gross inflow	5,330	5,271	1 %
• Life	4,102	3,911	5 %
• Non-Life	1,228	1,360	-10 %
Operating costs	(393)	(410)	-4 %
Technical result	85	19	347 %
• Life	(24)	75	-
• Non-Life	109	(56)	-
Operating margin	47	46	2 %
• Life	(57)	99	-
• Non-Life	104	(53)	-
Profit before taxation and minority interests	51	110	-54 %
Income tax expense	(32)	(19)	68 %
Minority interests	(19)	(51)	-63 %
Net profit	0	40	-
• Life	(65)	76	-
• Non-Life	65	(36)	-
Annualised Premium Equivalent (APE)	527	478	10 %
Reserves / Premium ratio Non-Life	117 %	126 %	-
Combined ratio Non-Life	98.4 %	114.0 %	-

Embedded Value

Fortis calculates embedded value based on market-consistent methodology aligned with recommendations from the CFO Forum (compliant with EEV principles). The extreme market conditions and restructuring of the group had a major impact on the group's Life businesses and this is reflected in the movements of the Embedded Value as compared to 2007.

The restructuring of the group had a major impact on its Embedded Value. The sale of Fortis Insurance Netherlands led to a decrease in year-end 2007 Embedded Value of EUR 5,706 million. For the Life activities that remained part of Fortis, a number of opening adjustments to year-end 2007 Embedded Value have been made to reflect the restructuring in 2008. These include the exclusion of distribution profits of Fortis Insurance Belgium which arose in Fortis Bank but were included in the past under the EEV 'look-through principle' and the deconsolidation of 50% of Fortis Luxembourg Life. Finally, the opening adjustments include the acquired Life activities of Fortis Insurance Company Asia (FICA). These adjustments, together with modelling enhancements, led to restated 2007 Embedded Value of EUR 6,666 million. Consolidated businesses are included based on Fortis's stakes while the Asian joint ventures have been excluded.

The underlying value growth of EUR 527 million, based on solid operating cash flows, and Value Added by New Business of EUR 102 million was more than offset by the significant negative impact of the turbulent financial markets. This had a negative impact of EUR 2,372 million, due to the falling equity values during the year and the widening bond spreads, lower interest rates and higher option costs at the year-end valuation date.

At year-end 2008 Embedded Value amounted to EUR 4,923 million for the global insurance activities. At Insurance Belgium the impact on financial markets dominated the change in value coming from the traditional business with long-term liabilities which are affected most by the lower interest rates and higher option costs. At Insurance International a balanced business mix dampened the impact on interest rates.

(in EUR million)	Fortis Insurance	Insurance Belgium	Insurance International
Previous Embedded Value restated[1]	**6,666**	**5,307**	**1,359**
Value change before Economic variance and VANB	526	499	27
Economic variance[2]	(2,372)	(2,043)	(329)
Value Added by New Business	102	53	49
Embedded Value at year-end 2008	**4,922**	**3,816**	**1,106**

Value Added by New Business (VANB) reduced from EUR 228 million in 2007, restated based on the new scope, to EUR 102 million in 2008. This change was mainly driven by the adverse impact on traditional savings products of the very low interest rates and high cost of options at year-end.

At Insurance Belgium the decrease in VANB was driven by lower volumes and lower investment margins. While volumes increased in Insurance International, VANB was negatively impacted by suppressed investment margins on savings products.

(in EUR million)	Fortis Insurance	Insurance Belgium	Insurance International
Value Added by New Business			
• 2008	102	53	49
• 2007[1]	228	151	77
• Change	-55%	-65%	-36%
Present Value of New Business Premium			
• 2008	7,314	4,355	2,959
• 2007[1]	7,874	5,305	2,569
• Change	-7%	-18%	15%
New Business Margin			
• 2008	1.4%	1.2%	1.7%
• 2007[1]	2.9%	2.8%	3.0%

In the light of the financial market turbulence, Fortis decided to adapt its market consistent approach by allowing for a premium of 50 basis points above the swap rate for EUR currencies and 100 basis points for US dollar and Hong Kong dollar. This reflects Fortis's view that under current market conditions additional spread can be gained over the risk free rate by holding debt securities to maturity.

For further information on embedded value results and methodology we refer to the 2008 Embedded Value Report at **www.fortis.com**.

[1] Opening adjustments include divestment of Fortis Insurance Netherlands, deconsolidation of 50% of Fortis Insurance International Luxembourg, acquisition of FICA in Hong Kong and deduction of Result Related Commission for Fortis Insurance Belgium paid to Fortis Bank for value created through the bank distribution and which was previously reported under the look-through principle.

[2] Inclusion of an illiquidity premium of 50bp for European businesses and 100bp for Hong Kong in FY2008.

General

The net result of the General Account in 2008 amounted to EUR 629 million negative compared with a loss of EUR 446 million in 2007. The 2007 figures, as reported on 7 March 2008, have been restated for comparison purposes. The main difference from the published 2007 figures relates to intra-group eliminations. Eliminations relating to activities sold during 2008 have been excluded from the 2007 comparison base.

Higher realised and unrealised capital losses (EUR 118 million negative) and lower 'other income' (EUR 30 million negative) were the reasons for the main variance from 2007. The higher realised capital losses were due to a EUR 295 million loss incurred on the sale of US dollars and pounds sterling (in the context of the suspended closing of the transactions with BNP Paribas and the Belgian State, *see also press release of 24 December 2008*). In addition, a deterioration of the fair value adjustment to the mandatory exchangeable bond portfolio (EUR 50 million) and incurred losses related to the redemption of the EMTN programme (EUR 82 million) were recorded in 2008. 2007 included a capital gain of EUR 127 million on the sale of Fortis's stake in Munich Re. The drop in income in 2008 was partially offset by the positive accounting impact (EUR 415 million) of the relative performance note (RPN) related to the CASHES[1] financial instrument in 2008. The value of the RPN at the end of 2008 was EUR 30 million negative, compared with a negative value of EUR 223 million at the end of 2007.

'Other income' was EUR 29 million lower as a result of additional expenses related to the restructuring of Fortis, which could not be re-invoiced to the former group companies. The restructuring will further reduce the number of FTEs at holding level from 114 to an expected 40 to 50 in 2009.

Net interest charges remained nearly stable at EUR 301 million. The second half of 2008 showed an improvement as a result of the positive cash inflow of EUR 8.2 billion from the sale of the Banking and Insurance activities, of which EUR 4.7 billion related to the sale of the 50% of Fortis Bank and EUR 3.5 billion to Fortis Verzekeringen Nederland. The EUR 0.5 billion proceeds from the sale of Fortis Corporate Insurance was allocated to Fortis Insurance International. This positive impact was partially mitigated by a loss of EUR 50 million in interest margin due to the accelerated amortisation of premiums and discounts related to the redemptions of the EMTN programme.

Total expenses remained stable in 2008 on a comparable base to 2007. Staff expenses are in line with 2007 but are expected to decrease substantially in 2009 following the planned reduction in corporate staff.

General
(in EUR million)

	2008	**2007**	**change**
Total income	(432)	(286)	51 %
Change in impairments	(20)	0	-
Net revenues	(452)	(286)	58 %
Staff expenses	(44)	(49)	-10 %
Other expenses	(193)	(188)	2 %
Total expenses	(237)	(237)	0 %
Profit before taxation	(689)	(523)	32 %
Taxation	60	77	-22 %
Net profit	(629)	(446)	41 %
Net profit attributable to minority shareholders	0	0	-
Net profit attributable to shareholders	(629)	(446)	41 %

[1] The CASHES is a mandatory convertible bond issued by Fortis Bank and redeemable in Fortis shares, with the two Fortis holding companies as co-obligors. To hedge it's obligation to deliver Fortis shares at the moment of redemption of the CASHES, Fortis Bank acquired at the time of issuance the required number of Fortis shares. To minimise the impact of the changes in fair value of the Fortis shares on the equity and / or the income statement, Fortis Bank decided to record both the CASHES and the Fortis shares at fair value through income statement. Fortis Bank has hedged the difference of the net fair value movements of the Fortis shares and the CASHES through a Relative Performance Note concluded with Fortis. This effectively transfers the net fair value movements of the Fortis shares and the CASHES from Fortis Bank to Fortis. The fair value of the Relative Performance Note is very volatile.

Analysis of shareholders equity

(in EUR million)	2008	2007
Cash and cash equivalents	2,509	1,171
Due from banks, short term	6,079	11
Due to banks, short term	(1,826)	(1,006)
Debt certificates	(4,812)	(7,920)
Net cash position	**1,950**	**(7,744)**
Due from customers	1,453	2,580
Due from banks, long term	6,661	2,750
Due to banks, long term	(4,750)	(1,750)
Subordinated liabilities	(2,946)	(1,760)
Other borrowings	(65)	(86)
Receivable on balance	**353**	**1,734**
Accruals and other	729	1,354
Equity General	**3,032**	**(4,656)**
Equity Fortis Insurance Belgium	2,785	3,176
Equity Fortis Insurance International	2,009	1,427
Elimination treasury shares and discont.	(1,031)	33,100
Shareholders' equity Fortis	**6,795**	**33,047**

The net cash position of Fortis on 31 December 2008 amounted to EUR 2.0 billion. This amount was composed of EUR 2.5 billion cash, net receivables from banks of EUR 4.2 billion, offset by EUR 4.8 billion in debt certificates. The latter refers to the remaining amount outstanding as per 31 December 2008 on the euro medium term note (EMTN) and commercial paper (CP) programmes.

On 8 December 2008, Fortis announced that bondholders under the EMTN programme, given the structural changes to the Fortis group, could ask for early redemption of their notes. Fortis started to redeem these notes on 16 December 2008. The total outstanding amount under this programme on 8 December 2008 was EUR 7.6 billion. On 31 March 2009, this was further reduced to approximately EUR 1.4 billion.

The main elements of the other assets and liabilities of the General Account are:

- Due from banks long term: relates to loans made to Fortis Bank SA/NV;
- Due to banks long term: relates to borrowing from Fortis Bank SA/NV;
- Due from customers: relates mainly to a loan provided to Fortis Insurance Belgium (EUR 900 million) and some other loans to (former) group companies;
- Subordinated liabilities: can be broken down into the amounts outstanding on the NITSH I & II (EUR 1.2 billion), FRESH (EUR 1.1 billion) and Hybrone (EUR 500 million) instruments.

Discontinued operations

Fortis agreed to a number of transactions on 29 September and 3 and 6 October, involving the sale of all banking activities and a large part of the Insurance activities.

On 29 September 2008, Fortis and the Belgian government entered into an agreement, whereby the Belgian government (via the SFPI/FPIM) subscribed to a capital increase in Fortis Bank SA/NV. The subscription price amounted to EUR 4.7 billion in return for which the SFPI/FPIM acquired 49.93% of the equity of Fortis Bank SA/NV. As the transaction was structured as a capital increase, the proceeds benefited Fortis Bank SA/NV.

On 3 October 2008, the Government of the Netherlands acquired Fortis Bank Nederland (Holding) N.V., including its stake in RFS Holdings B.V. (incorporating the activities acquired from ABN AMRO), Fortis Verzekeringen Nederland N.V. and Fortis Corporate Insurance N.V., for a total amount of EUR 16.8 billion. Of these proceeds EUR 12.8 billion were allocated to Fortis Bank SA/NV, related to the sale of Fortis Bank Nederland Holding) N.V., and EUR 4.0 billion was allocated to Fortis Insurance N.V., related to the sale of Fortis Verzekeringen Nederland N.V. and Fortis Corporate Insurance N.V.

On 6 October 2008 it was announced that the remaining Fortis stake of 50% + 1 share in Fortis Bank SA/NV was sold to the Belgian State (via SFPI/FPIM) for EUR 4.7 billion.

As required by IFRS 5, the subsidiaries sold and transferred by Fortis are reported as discontinued operations. The table below provides a breakdown of the net result after tax of the respective discontinued activities. A split of the net result into an operational result and a book result on sale could not be made.

The 2007 result of discontinued operations relates to CaiFor.

Discontinued operations: result

(in EUR million)	2008	2007
Fortis Bank NV/SA	(20,822)	491
Fortis Bank Nederland (Holding)	(8,591)	1,284
Fortis Verzekeringen Nederland	1,746	890
Fortis Corporate Insurance	255	64
Eliminations and minority interests	-	168
CaiFor	-	1,013
Result Discontinued operations	**(27,412)**	**3,910**

Investment portfolio and other exposures: an update

The profile of Fortis's investment portfolio has changed substantially as a result of the sale of Fortis Bank to the Belgian State and the sale of the Dutch banking and insurance activities to the Dutch State. The risk profile of the investment portfolio of Fortis Insurance has changed as a result of value decreases and the sale of equity investments.

The table below gives a breakdown of Fortis Insurance's available for sale (AFS) investment portfolio and its real estate exposure, both at market value.

Available for sale portfolio plus real estate at market value

	in EUR billion		in %	
	2008	**2007**	**2008**	**2007**
Fixed income securities	43.6	39.5	90%	82%
Equity securities	1.3	5.6	3%	12%
Real estate investment property	1.8	1.8	4%	4%
Real estate for own use	1.4	1.2	3%	2%
Total	48.1	48.1	100%	100%

Fixed income portfolio

The vast majority of the investment portfolio concerned fixed income securities. Government bonds represented 63%, corporate bonds 36% and structured credits only 1% (or EUR 418 million) of the total bond portfolio at the end of 2008. Investment in CDOs was limited to EUR 73 million. The average credit quality of the bond portfolio was very high, with 98% of the portfolio rated A or higher and 60% AA or higher. Only 1% was below investment grade or unrated. Of the bonds in the corporate debt portfolio, 98% were investment grade or higher. Hybrid debt issued by banks comprised EUR 410 million or 4% of the total corporate debt portfolio. The impact of spread widening remained limited. Unrealised gains and losses on the corporate debt portfolio were EUR 76 million in 2008.

Equity portfolio

Fortis's total equity securities portfolio classified as available for sale (AFS) amounted to EUR 1.3 billion at the end of 2008. The sharp decrease compared with the end of 2007 was the result of the fall in value as well as substantial sales in order to reduce to risk of the overall investment portfolio. Around 40% of the remaining EUR 1.3 billion was invested in shares and equity funds. The other 60% was invested in real estate funds, bond funds and money market funds.

Real estate portfolio

The total fair value of Fortis's real estate portfolio amounted to EUR 3.2 billion, split between EUR 1.8 billion in investment property and EUR 1.4 billion in buildings for own use. Fortis's real estate exposure is mainly geared towards office buildings, commercial assets and public car parks across Europe (Interparking).

The office portfolio is mainly located in the Brussels region, which is known for its relatively low volatility compared with other European markets thanks to the presence of the European Union. The commercial assets are almost exclusively situated within major shopping centres in Belgium. The public car parks are spread over seven European countries with proximity to city centres, hospitals, railway stations, airports and tourist attractions. Leases are often of long-term duration. The diversification strategy is designed to protect against the effects of downturns and should allow the seizure of any investment opportunities that may arise in the various real estate segments.

The unrealised gain after tax on this portfolio after profit sharing amounted to EUR 583 million at the end of 2008. This was not reflected in net equity, as real estate exposure is booked at amortised cost.

Capital position

Since the first quarter of 2007, Fortis has managed its consolidated capital base by focusing on the following core equity targets:

- a capital target for Fortis Bank equal to a 6% core equity ratio under Basel I;
- a core equity target for Fortis Insurance of 175% of the regulatory minimum;
- a group leverage target (at General) equal to 15% of the target core equity of Banking plus the target core equity of Insurance, implying that 15% of Banking and Insurance's combined target core equity could be financed by group debt;
- a group core equity target equal to the sum of the core equity targets of Banking and Insurance after deduction of the targeted group leverage.

Fortis's target core capital reflects the diversified nature of the group and the leverage at holding level. With no banking activities, an absence of diversification and positive net equity at holding level, the old target capital model is no longer appropriate.

Once the shareholders' meetings have voted on the revised agreement with the Belgian State and BNP Paribas, Fortis will have a better view on the final composition of its assets and liabilities. During the period thereafter, Fortis will assess its capital requirements. Assuming the shareholders vote in favour of the agreement, the assessment of capital requirements will depend partly on the size of insurance liabilities, the risk profile of the insurance entities' assets, local solvency requirements and the various assets in the General Account. These assets comprise mainly various financial instruments issued by Fortis Bank SA/NV and a EUR 760 million investment in a special purpose vehicle for structured credits.

The assessment of required capital will form part of the overall strategy to be defined by the Board and Executive Management in the coming period. The strategy will also cover various other subjects related to capital management.

Capital ratios

Fortis's core equity amounted to EUR 7.9 billion at the end of 2008. Core equity exceeds the total minimum requirement of the insurance activities by EUR 5.4 billion.

The core equity of insurance operations stood at EUR 4.7 billion, while total available capital at the insurance entities amounted to EUR 5.1 billion, 202% of the regulatory required minimum. The solvency ratio of Fortis Insurance Belgium amounted to 189%. Based on local accounting and regulatory supervision, the solvency ratio of Fortis Insurance Belgium was 204%. Fortis Insurance International's total solvency ratio was 238% at the end of 2008. Fortis Insurance International benefited from the capital gain on the sale of Fortis Corporate Insurance to the Dutch State in the fourth quarter of 2008, which reinforced its solvency.

Key Capital Indicators (in EUR million, at year-end 2008)

	Insurance Belgium	Insurance International	Fortis Insurance	General (incl elim.)	**Total Fortis**
Core equity	2,890	1,767	4,657	3,225	7,882
Total available capital	3,535	1,555	5,090	3,079	8,169
Min. solvency requirements	1,871	654	2,525	-	-
Amount of total capital above minimum	1,664	901	2,565	-	-
Core solvency ratio	154%	270%	184%	-	-
Total solvency ratio	189%	238%	202%	-	-

Tangible equity

Intangible assets on Fortis's balance sheet are relatively low. They total EUR 1.8 billion, divided between goodwill (EUR 531 million), deferred acquisition costs (DAC, EUR 421 million), value of business acquired (VOBA, EUR 549 million) and other intangible assets such as parking management contracts of EUR 287 million. Taking into account taxation on intangibles and intangibles backed by minority interests, tangible net equity including unrealised gains after tax on real estate amounted to EUR 6.0 billion. This is EUR 0.8 billion below reported shareholders' equity of EUR 6.8 billion.

Pro forma net equity and cash position

Assuming the execution of the agreement with the Belgian State and BNP Paribas, Fortis's pro forma net equity amounted to EUR 7.5 billion, being net equity at the end of 2008 and the EUR 0.7 million capital gain on the sale of 25% of Fortis Insurance Belgium. The capital gain is 25% of the difference between Fortis Insurance Belgium's net equity of EUR 2.8 billion at the end of 2008 and the agreed sale price of EUR 5.5 billion.

Fortis's pro forma net equity of EUR 7.5 billion at the end of 2008 should be compared with the EUR 7.0 billion pro forma net equity reported in the shareholder circular dated 16 March 2009. The positive increase is explained by the increased book value of Fortis Insurance Belgium due to the positive yield evolution of its bond portfolio.

The pro forma net cash position of General at the end of 2008 amounted to EUR 3.6 billion compared with the net cash position of EUR 3.5 billion mentioned in the shareholder circular dated 16 March 2009. Of the EUR 3.6 billion pro forma net cash, EUR 0.3 billion will be used to improve the funding position and eliminate the leverage of Fortis Insurance International N.V. (the holding of the operating entities outside Belgium) in the course of 2009, thereby reducing the pro forma net cash position to EUR 3.3 billion.This amount is in line with the net cash position of EUR 3.4 billion mentioned in the shareholder circular published on 16 March 2009. The difference is explained amongst others by payments of expenses and interest.

This circular provides an overview of the financial implications of a negative vote on the proposed transaction.

Consolidated balance sheet (before appropriation of profit)

(in EUR million)	31 December 2008	31 December 2007
Assets		
Cash and cash equivalents	5,933	26,360
Assets held for trading	237	74,800
Due from banks	13,893	119,036
Due from customers	2,511	316,308
Investments:		
• *held to maturity*	-	*4,234*
• *available for sale*	*44,704*	*164,089*
• *held at fair value through profit or loss*	*191*	*6,193*
• *investment property*	*1,290*	*3,656*
• *associates and joint ventures*	*431*	*28,108*
	46,616	206,280
Investments related to unit-linked contracts	18,040	31,120
Reinsurance and other receivables	1,154	9,718
Property, plant and equipment	1,135	4,004
Goodwill and other intangible assets	1,366	3,339
Accrued interest and other assets	1,985	80,214
Total assets	**92,870**	**871,179**
Liabilities		
Liabilities held for trading	165	89,589
Due to banks	8,759	192,431
Due to customers	148	262,298
Liabilities arising from insurance and investment contracts	47,751	64,732
Liabilities related to unit-linked contracts	18,078	31,788
Debt certificates	4,670	102,073
Subordinated liabilities	2,908	21,925
Other borrowings	179	3,018
Provisions	71	899
Current and deferred tax liabilities	684	2,490
Accrued interest and other liabilities	2,147	65,742
Total liabilities	**85,560**	**836,985**
Shareholders' equity	6,795	33,047
Minority interests	515	1,147
Total equity	**7,310**	**34,194**
Total liabilities and equity	**92,870**	**871,179**

Consolidated income statement

(in EUR million)	2008	2007
Income		
Insurance premiums	8,448	9,227
Interest income	3,089	2,737
Dividend and other investment income	571	582
Share in result of associates and joint ventures	27	56
Realised capital gains (losses) on investments	(130)	459
Other realised and unrealised gains and losses	(378)	(299)
Fee and commission income	432	417
Income related to investments for unit-linked contracts	(3,191)	506
Other income	354	349
Total income	**9,222**	**14,034**
Expenses		
Insurance claims and benefits	(8,418)	(9,440)
Charges related to unit-linked contracts	3,219	(641)
Interest expense	(1,343)	(1,280)
Change in impairments	(558)	(49)
Fee and commission expense	(912)	(915)
Depreciation and amortisation of tangible and intangible assets	(174)	(163)
Staff expenses	(644)	(645)
Other expenses	(869)	(780)
Total expenses	**(9,699)**	**(13,913)**
Profit before taxation	**(477)**	**121**
Income tax expense	(108)	21
Net profit for the period	**(585)**	**142**
Net result on discontinued operations	(27,412)	3,910
Net profit before minority interest	**(27,997)**	**4,052**
Net profit attributable to minority interests	25	58
Net profit attributable to shareholders	**(28,022)**	**3,994**

The consolidated balance sheet and income statement are from Fortis's financial statements for the year ended 31 December 2008. In order to thoroughly understand these figures, we refer to the Financial Statements which include the accounting policies and more details.

General Statement

The Fortis Financial Statements 2008, together with the Annual Review 2008 and the Auditors Reports to the Fortis Financial Statements 2008, constitute the Fortis Annual Report 2008. The Annual Review should be considered the Report of the Board of Fortis on the Fortis Consolidated Financial Statements 2008 in compliance with article 119 of the Belgium Companies Act.

The Fortis Annual Report is prepared on a going concern basis. Although Fortis incurred exceptionally large losses in 2008 and as a consequence has lost a significant part of its capital (see note 8 Solvency in the Fortis Consolidated Financial Statements), the remaining capital and liquidity position is reasonable (see note 7 Risk Management in the Fortis Consolidated Financial Statements).

However, Fortis is faced with uncertainties related to the agreement of 12 March 2009 between various Fortis entities (i.e. Fortis SA/NV, Fortis N.V., Fortis Brussels SA/NV, Fortis Utrecht N.V. and Fortis Insurance N.V.), BNP Paribas S.A., the Belgian State, the Federal Participation and Investment Corporation (Société Fédérale de Participations et d'Investissement/Federale Participatie- en Investeringsmaatschappij SA/NV or the SFPI/FPIM), Fortis Bank and Fortis Insurance Belgium, which set out the terms and conditions of the transfer of a majority of the shares in Fortis Bank by the SFPI/FPIM to BNP Paribas and the transfer of 25% + 1 of the shares in Fortis Insurance Belgium by Fortis Insurance N.V. to Fortis Bank, as well as the terms and conditions of the strategic partnership resulting from these transactions (the 'Agreement').

The uncertainties can briefly be summarised (details of the Agreement are provided in note 55 of the Fortis Consolidated Financial Statements) as follows.

The Agreement will (if accepted by the shareholders of Fortis):
- generate EUR 1,375,000,000 in cash for the sale of 25% + 1 of the shares in Fortis Insurance Belgium to Fortis Bank;
- require a cash investment of EUR 760 million, representing Fortis's share in the equity of the special purpose vehicle (SPV);
- mean that the Relative Performance Note (RPN) will remain in place and that, in addition, Fortis (or, in certain more unlikely scenarios, Fortis Bank) will be required to make quarterly interest payments under the RPN, calculated at a rate of EURIBOR 3 months plus 20 basis points on the then outstanding amount;
- recognise the fair value of the call option granted by the SFPI/FPIM in respect of the upside on the BNP Paribas shares above EUR 68. Assuming that the option extends to 121,218,054 BNP Paribas shares and based on market information of 12 March 2009, this option is estimated to have a market value of EUR 504 million.

The future value of the stake of Fortis in the SPV is dependent on the quality of the toxic assets to be acquired by the SPV and conditions of the funding to be received by the SPV. The toxic assets are still under examination and the funding is subject to negotiation. In any case, the maximum downside risk of Fortis related to the SPV is the initial investment of EUR 760 million.

In the case of a vote against the proposed resolution to the shareholders' meetings of 8 and 9 April 2009, Fortis would continue to be legally bound by a fallback provision in the Share Purchase Agreement of 10 October 2008 with the SFPI/FPIM (as amended) relating to the financing of the SPV. This agreement provides for the financing of the SPV only by Fortis and the SFPI/FPIM in the event that the Agreement (with BNP Paribas) does not come into effect. Should the fallback provision be enforced, Fortis would be required to fund EUR 6.86 billion out of a total amount of EUR 9.36 billion (less any redemptions and subject to currency adjustments). To secure such obligation, Fortis granted a pledge over 100% of its shares in Fortis Insurance Belgium.

Although, in the case Fortis has to fund EUR 6.86 billion, an agreement is in place with the SFPI/FPIM that they will fund EUR 3 billion, a negative vote could have a severe negative impact on Fortis' liquidity position. Fortis is confident based on the current discussions and the agreements reached in the last months, it will be able to negotiate a funding plan that will leave sufficient liquidity to continue the current operations and to fulfill the obligations resulting of a negative vote.

Fortis is fully aware of the uncertainties it faces with regard to the legal proceedings started as a result of the events and developments occurred between May 2007 and October 2008 (see note 52 Contingent liabilities of the Fortis Consolidated Financial Statements), the approval of the transactions agreed with BNP Paribas and SFPI/FPIM by the shareholders (see note 55 Post balance sheet events of the Fortis Consolidated Financial Statements) and the funding of the SPV (see above). Although Fortis is confident it will be able to manage these uncertainties and has taken all measures necessary to contain the effect of a negative outcome, it can never be excluded that the existence of these uncertainties may cast significant doubt on the ability of Fortis to continue to operate on a going concern basis.

Fortis was not able to value its obligation resulting from the commitment to fund the SPV, which was established to acquire the portfolio of structured credit instruments at transaction date nor at year-end 2008, because of the various uncertainties mentioned above in respect of the arrangements made between parties concerned. If the obligation could have been valued it could have had an impact on the result on sale of Fortis Bank nv-sa, and the results for the year.

Like any other financial institution, Fortis is involved as a defendant in various claims, disputes and legal proceedings arising in the ordinary course of its business, which since the divestment of its banking activities in October 2008 is limited to insurance activities.

In addition, as a result of the events and developments occurred between May 2007 and October 2008 (capital increase and acquisition of parts of ABN AMRO in October 2007, announcement of the accelerated solvency plan in June 2008, divestment of banking activities and Dutch insurance activities in September/October 2008, etc.), Fortis is involved or may still become involved in a number of legal proceedings as well as administrative and judicial investigations in Belgium, the Netherlands and the USA, some of which could result in substantial but currently unquantifiable future liabilities for Fortis (see note 52 and 7 of the Fortis Consolidated Financial Statements for details).

Note 7 of the Fortis Consolidated Financial Statements provides details of the type of risk Fortis is facing in its daily operations and the way risk is managed within Fortis including risk policies.

Due to circumstances beyond the control of the Board of Directors, Fortis was not able to apply IFRS in all its detail for 2008, since the discontinued subsidiaries were not able to provide auditable figures on the operating result up to the moment of sale. Therefore Fortis could not provide the IFRS required split for 2008 of the result of discontinued operations into a result on divestment and operating result 2008 as well that Fortis was not able to provide the cash flows related to discontinued operations for 2008.

The shareholders of Fortis SA/NV voted in accordance with article 633 of the Belgium Code of Companies at the shareholders meeting of 2 December 2008 that the activities of Fortis SA/NV should be continued. Consequently the financial statements of Fortis SA/NV are prepared based on the going concern principle.

Governance at Fortis

Fortis experienced the most turbulent year in its history in 2008. The transactions with the governments of Belgium, the Netherlands and Luxembourg and BNP Paribas that were announced on 29 September, 3 October and 6 October, fundamentally altered the composition and character of the group. This naturally had significant implications for corporate governance.

The new situation has brought about rapid changes in the composition and duties of the group's key administrative bodies. The Fortis Governance Statement describes corporate governance at Fortis prior to the sale of important corporate entities in the Netherlands and Belgium. It remains unclear at this point how the composition of the group will develop in the future. As soon as greater clarity has emerged in that regard, Fortis will draw up a new Governance Statement for all its stakeholders. Until then, differences will remain between the Governance Statement and the actual governance of the company.

In spite of the events of the past year and the prevailing uncertainty, Fortis continues to attach great importance to good corporate governance. Fortis will continue in its efforts to adhere to the applicable corporate governance codes.



Fortis's structure and shares

Fortis was created in 1990 by the cross-border merger – Europe's first – of Belgian insurer AG Group with Dutch bancassurance group AMEV/VSB. Our overall legal structure has been adapted regularly in the intervening years. Fortis has two parent companies (a Belgian one, Fortis SA/NV, and a Dutch one, Fortis N.V.), shares in which have been twinned to form one Fortis share. Fortis shares are ordinary shares in every respect, including voting rights and dividend entitlement.

Each Fortis share carries a single vote at the shareholders' meetings of Fortis SA/NV and Fortis N.V. Fortis shareholders are thus entitled to attend and cast their votes at the general meetings of both companies. The two shareholders' meetings basically deal with the same matters. The Articles of Association specify that for certain resolutions to be valid they must be passed by both meetings.

There were 2,516,657,248 Fortis shares issued as at 31 December 2008. Additional information on Fortis's structure and shares is set out in Chapter 2 of the Fortis Governance Statement and note 4 of the Fortis Financial Statements.

Board of Directors

The Fortis Board of Directors operates within the framework defined by Belgian and Dutch legislation, normal practice in the two countries and the Articles of Association. The role and responsibilities of the Board of Directors and its composition, structure and organisation are described in detail in the Fortis Governance Statement. That document also includes the independence criteria applying to non-executive members of the Fortis Board.

Composition

Maurice Lippens was reappointed at the Annual General Meetings of Shareholders on 29 April 2008 as a non-executive director for a term of four years, until the end of the Annual General Meetings of Shareholders in 2012. Jacques Manardo, Rana Talwar (both non-executive directors) and Jean-Paul Votron (executive) were reappointed for three years. Louis Cheung Chi Yan joined the Board of Directors as a new non-executive director. He too was appointed for three years.

On 11 July, Fortis announced that the Board of Directors and Jean-Paul Votron had decided, by mutual agreement and in the interest of the group, to terminate his mandate as Fortis CEO. He was succeeded by Herman Verwilst, previously Deputy CEO and executive member of the Board.

Fortis announced on 29 September that Maurice Lippens was stepping down as Chairman of the Board of Directors. Deputy Chairman Jan-Michiel Hessels subsequently assumed the duties of Acting Chairman.

The Board of Directors decided on 31 October that a smaller Board was required with a new, non-executive Chairman. It therefore proposed the appointment at the shareholders' meetings of 1 and 2 December 2008 of Etienne Davignon. In the interests of continuity, it also decided to propose the appointment of Jan-Michiel Hessels, Louis Cheung and Philippe Bodson. Karel De Boeck was proposed as an executive director.

On 1 and 2 December 2008, shareholders of Fortis SA/NV and Fortis N.V. respectively approved the appointment of Karel De Boeck as executive director and that of Louis Cheung as non-executive director. They were appointed until the end of the Annual General Meetings of Shareholders in 2010 and 2009 respectively. Herman Verwilst stepped down as executive director on 2 December. Since shareholders only approved two of the proposed directors, a new, lawfully constituted Board of Directors could not be installed, which meant that the incumbent Board remained in place provisionally, together with Karel De Boeck and Louis Cheung. The latter resigned his position as non-executive director on 1 February 2009.

On 11 and 13 February 2009, shareholders of Fortis SA/NV and Fortis N.V. respectively approved the appointment of Jozef De Mey, Georges Ugeux and Jan Zegering Hadders as non-executive directors until the end of the Annual General Meetings of Shareholders in 2011. The Board of Directors elected Jozef De Mey as its Chairman. Georges Ugeux resigned on the date of his appointment.

All incumbent Board Members, with the exception of Karel De Boeck, stepped down on 13 February 2009: Jan-Michiel Hessels, Philippe Bodson, Richard Delbridge, Clara Furse, Reiner Hagemann, Jacques Manardo, Aloïs Michielsen, Ronald Sandler, Rana Talwar and Klaas Westdijk.

The Board of Directors comprises three persons as at 31 March 2009: Jozef De Mey (Chairman), Karel De Boeck (CEO) and Jan Zegering Hadders.

Meetings

The Board of Directors met on 25 occasions in 2008. Eight meetings were planned as part of the normal meeting schedule. Four of them lasted one full day and three lasted half a day, while the annual Board off-site meeting was for one and a half days. Attendance details can be found on page 38. As from 26 September, the Board met 14 times to discuss issues related to the developments from September 2008 onwards. Three additional meetings were held in view of the solvency situation.

The regular meetings dealt with the following matters:

- The strategy pursued by Fortis as a whole and by each Fortis business;
- Strategies pursued by Human Resources, Technology, Operations & Process Services, and Facilities & Purchasing;
- Ongoing development of each of the Fortis businesses;
- The 2008 budget;
- Quarterly balance sheets and income statements, with additional information provided by the CFO and external auditors;
- Investor relations and corporate communications;
- Reports of Board committees following each of their meetings;
- Fortis's structure and risk management;
- Nomination of directors for appointment or re-election by the Annual General Meetings of Shareholders;
- The remuneration of non-executive Board Members, the CEO and the Executive Committee members and the stock option plan for selected members of senior management and Fortis employees;
- The economic and monetary environment;
- Regulatory and legislative developments in the Benelux countries and their impact on Fortis.

Remuneration

The remuneration of non-executive Board Members consists of a basic annual salary plus attendance fees for Board committee meetings. Non-executive Board Members do not receive any variable or profit-related incentives, option rights, shares or other fees. Total remuneration paid to non-executive Board Members in 2008 was EUR 1.8 million. The remuneration paid to non-executive Board Members was substantially reduced on 1 October 2008 on the recommendation of the Nomination and Remuneration Committee, bringing it in line with the new scale and composition of the group. Further information in this regard can be found in note 11 of the Fortis Financial Statements.

The Board mandate as such is not remunerated in the case of executive directors, who receive a remuneration linked to the executive functions they perform within Fortis. Details of the remuneration paid to Jean-Paul Votron, Herman Verwilst and Karel De Boeck, who were the only executives serving on the Board in 2008, are provided in note 11 of the Fortis Financial Statements.

Several members of the Board of Directors hold Fortis shares. In accordance with Dutch and Belgian law and regulations, details and updates of stock options and shares held by all Board Members are reported to the Banking, Finance and Insurance Commission in Belgium and the Authority for the Financial Markets in the Netherlands. On 31 December 2008, members of the Board held a total of 161,254 shares, 206,686 options and 29,206 restricted shares.

See note 11 of the Fortis Financial Statements for a review of remuneration policy, actual remuneration of the Board Members and Fortis options and shares held by Board Members.

Board committees

In accordance with the Fortis Governance Statement, three committees have been set up within the Board of Directors: the Nomination and Remuneration Committee, the Risk and Capital Committee and the Audit Committee.

The composition and functioning of the Board committees is currently under review. According to the terms of reference of the Board committees, which are incorporated in the Fortis Governance Statement, each committee is composed of non-executive Board Members and has a minimum of three and a maximum of five members. All committee members have to satisfy the independence criteria set by the Board. In view of the current composition of the Board these terms are not met.

On 26 September, the Board decided to establish a Special Board Committee, consisting of Jan-Michiel Hessels, Philippe Bodson and Klaas Westdijk, and assigned the following tasks:

- Organise an orderly process of managing the crisis situation;
- Support the CEO, when needed;
- Ensure an adequate flow of information to the Board Members;
- Be available for discussions with the authorities.

The Special Board Committee was disbanded on 2 December 2008.

Nomination and Remuneration Committee

The Nomination and Remuneration Committee advises the Board of Directors on the appointment and re-election of members of the Board and the appointment of executive managers; on remuneration policy and the remuneration of members of the Board and the executive management; and on Fortis's employee and management stock and option plans. The Nomination and Remuneration Committee consisted of Maurice Lippens (Chairman, until 29 September 2008), Jan-Michiel Hessels, Jacques Manardo and Rana Talwar. The CEO and the Deputy CEO used to attend the meetings, except when matters were discussed relating solely to their personal interests.

The Committee met on nine occasions in the year under review. Five meetings took place after the end of September, mainly to deal with Board nominations and with changes in the Executive Committee. Attendance details can be found on page 38.
The matters discussed by the Nomination and Remuneration Committee in 2008 included:

- Nominations to the Board of Directors;
- Performance appraisal of the members of the Board of Directors proposed for re-election;
- Composition of the Board Committees;
- Remuneration of non-executive directors;
- Targets of the CEO and Executive Committee members;
- The remuneration of the CEO, the Deputy CEO and the other members of the Executive Committee;
- Severance terms for members of the Executive Committee;
- Disclosures regarding remuneration and the activities of the Nomination and Remuneration Committee in the Annual Report.

The Chairman of the Nomination and Remuneration Committee reported on the aforementioned matters to the Board of Directors after each meeting and advised the Board on decision-making when required.

Risk and Capital Committee

The Risk and Capital Committee assists the Board of Directors in three ways:

(i) In understanding Fortis's exposure to risks inherent to banking and insurance activities;
(ii) In overseeing the proper management of these risks;
(iii) In ensuring the adequacy of Fortis's capital relative to these risks and to those inherent in its overall operations.

The Risk and Capital Committee comprised the following members in 2008: Philippe Bodson (Chairman), Louis Cheung (from 9 May 2008), Clara Furse and Aloïs Michielsen.

The Risk and Capital Committee met on seven occasions in 2008. Attendance details can be found on page 38. The meetings were attended by the CEO, the Deputy CEO, the Chief Financial Officer and the Chief Risk Officer. The Risk and Capital Committee last met on 1 October. From then on, topics that are usually dealt with by the Risk and Capital Committee have been put on the agenda of the meetings of the Board of Directors.

The Risk and Capital Committee met more frequently than usual in 2008 in response to the solvency and liquidity situation. The latter was discussed in detail on several occasions.
The following matters were also dealt with:

- Fortis's risk structure and risk governance, including the organisational structure of the risk management function and its main procedures. Monitoring of the risk management and control system was based on reports by management (management control statements and their follow-ups). The Committee also discussed the outcome of the 2008 risk management focal point audit, which was performed by Fortis Audit Services;
- The dividend policy and the 2007 dividend;
- Fortis's risk profile. A quarterly risk dashboard provided the Committee with a detailed overview of the risks to which Fortis is exposed in areas such as credit risk and liquidity risk and of the way these risks are measured and managed;
- Fortis's position with regard to Basel II and Solvency II;
- The Insurance Risk Framework;
- The Structured Credit Portfolio and exposure to subprime CDOs;
- The valuation of RFS Holdings.

The Chairman of the Risk and Capital Committee reported on these topics to the Board of Directors after each meeting and submitted the Committee's recommendations to the Board for final decision.

Audit Committee

The Audit Committee supports the Board of Directors in fulfilling its supervision and monitoring duties in the area of internal control in the broadest sense within Fortis. That includes internal control over financial reporting.

The Audit Committee was assisted by Fortis's external auditors – KPMG and PwC – and, until October, by certain Fortis support functions, including Fortis Audit Services, Compliance, Risk Management and the Reporting Office. These support management functions are currently being re-established at group level.

The Audit Committee comprised the following members in 2008: Klaas Westdijk (Chairman), Richard Delbridge, Reiner Hagemann and Ronald Sandler. Each member of the Audit Committee has considerable financial or accounting experience, gained as either CEO or CFO of a large financial institution or other major listed company.

The Audit Committee met on nine occasions in 2008. Attendance details can be found on page 38. The five regular meetings were attended by the CEO, the CEOs of the Bank and of Insurance, the General Auditor and the external auditors. The Audit Committee also met in closed session individually with the CEO, the CFO, the General Auditor and the external auditors, while the Committee Chairman held regular meetings with the General Auditor.

Four additional meetings were held in November and December. In view of the developments since the end of September, Fortis decided not to publish the regular third-quarter results. Instead, an interim management statement was issued on 14 November. This statement was discussed by the Audit Committee and consequently approved by the Board. The same goes for the updated interim management statement which was issued on 17 December, following the ruling of the Belgian Court of Appeal.

Fortis café

The Couleur Café festival, which Fortis has sponsored for 14 years, was held from 27 to 29 June 2008 at Brussels' Tour & Taxis, a converted industrial warehouse. Some 70,000 visitors attended the three-day festival, all fans of hiphop, R&B, reggae and world music, aiming to reflect the cultural diversity of Brussels. Some 20 Fortis Ambassadors were on hand for the occasion.

During the regular meetings, the following matters were considered:

- Monitoring of the integrity of quarterly and annual financial statements, including the disclosures, consistent application of the valuation and accounting principles, consolidation scope, quality of the closure process, and significant issues brought forward by the CFO or the external auditors. The Committee also reviewed the press releases on the first and second-quarter results and the other press releases Fortis issued regarding its financial position;
- Monitoring of the risk management and control system, based on reports by management (management control statements and their follow-ups), the compliance function and Fortis Audit Services;
- Monitoring of the external audit process. This included the review of the external audit plan and the quarterly Auditors' Letters. The Audit Committee monitored the independence of the external auditors, based on factors such as their declaration of independence and fees, and by tracking the volume and nature of non-audit services preapproved in line with Fortis's independence policy;
- Reviewing the terms of reference of the Committee and executing an annual self-assessment of its performance.

The Chairman of the Audit Committee reported on the outcome of all meetings to the Board of Directors after each meeting and presented the recommendations of the Audit Committee to the Board for decision-making.

Executive management

As stated in the Fortis Governance Statement, the Executive Management of Fortis consists of the Chief Executive Officer (CEO) and the Group Executive Committee. Fortis has been headed since 2 December 2008 by CEO Karel De Boeck. With the exception of Peer van Harten, who is responsible for the insurance operations, all the members of the Executive Committee have left the Executive Committee. They are Jean-Paul Votron (left 11 July 2008), Gilbert Mittler (1 August 2008), Camille Fohl (31 October 2008), Lex Kloosterman (31 October 2008), Filip Dierckx (21 November 2008), Herman Verwilst (2 December 2008) and Alain Deschênes (31 December 2008). Details of the remuneration of these persons and their exit payments can be found in note 11 of the Financial Statements.

Remuneration

The remuneration of executive managers consists of a fixed base salary, a variable annual incentive and a variable long-term incentive, which in 2008 was received as a combination of option rights, cash and restricted shares. The variable remuneration depends on such factors as individual performance, performance of the business relative to predefined targets and Fortis's performance relative to several of its peers in the financial sector.

Stock and option plans

Options on Fortis shares have once again been granted, but to a very selected group of members of senior Fortis management. In 2008, Fortis recorded EUR 1 million staff expenses with respect to the option plans (2007: EUR 19 million). When option rights granted under this plan are exercised, new Fortis shares will be issued or previously repurchased shares will be used. Note 10 of the Fortis Financial Statements contains a review of the stock and option plans.

Internal control

The description of the processes and procedures given below were in full operation for the period until end of September 2008, the date the Dutch, Belgian and Luxembourg governments intervened. Since many of the key managers at group level left Fortis at that time, the system of internal control was impacted and the central monitoring and follow-up have not continued as before. However, at the operating company level, local management and boards have remained in place and continued to be responsible for their businesses. Once the new scope of Fortis group has been finalised, the full system of internal control and monitoring will be re-established.

Responsibility
Ultimate responsibility for implementing and maintaining internal control and for reviewing its effectiveness lies with the Fortis Board of Directors. Management Teams at the individual businesses, legal entities, support functions and subsidiaries carry out these functions in practice. It is management's task to:

- Set the example;
- Establish clear objectives;
- Maintain a strong awareness of internal control;
- Create appropriate organisational structures;
- Identify, assess and monitor risks;
- Ensure the effectiveness of all processes;
- Report on all this and take corrective action where necessary.

Internal control, in accordance with the COSO ERM framework, is firmly embedded within our organisation. It relies on the contribution of all our employees, as it is their combined efforts that ultimately determine whether our systems and procedures are functioning as intended.

Policies and standards
The Board of Directors sets company policy on key operational areas such as business conduct, private investments and the independence of external auditors. We have also instituted a whistleblower procedure. The Management Teams then establish specific operational and reporting standards for application across the whole of Fortis, a particular business or within a geographical region. Together, these policies and standards form an integral part of our internal control system. They are regularly reviewed and updated, set out clearly in the form of manuals, and publicised using internal communications. The frequency of review depends on the specific risk profile of the activity in question.

Management's responsibility extends to the formulation of second-level controls; in other words, control procedures to ensure that the primary controls are functioning effectively and that significant failings are reported at the appropriate hierarchical and/or supervisory level and acted upon.

Operations
The Management Teams at each of our businesses are responsible for internal control, which entails the correct processing, execution and recording of all transactions carried out within their respective front, middle and back office systems. Automated systems are a particular focus in this regard, with adequate access and application controls as an integral part. These are scrupulously tested before any new system is put into place. Strict routines are also in place to ensure operational and system security.

Safeguarding assets
Additional standards and controls are delivered by our support functions. These are independent of the businesses and report to the CEO, CFO, Chief Operating Officer or Chief Risk Officer as appropriate.

The role of Central Risk Management is to ensure that systems and procedures are in place to identify, control and report on major risks, including investment risk (credit, market and liquidity risk), insurance risk and operational risk. The unit independently monitors the risks incurred and reports on them via a Risk Committee structure flowing upwards to the Risk and Capital Committee and to the Board. Our risk management framework is described in further detail in the Financial Statements.

Financial reporting
The Board sets and endorses the accounting policies adopted by Fortis. The CFO Office then ensures that comprehensive internal controls are in place for the preparation and publication of our periodic financial statements and ad-hoc financial bulletins.

Legal, Compliance, Investigations and Tax
Our Legal, Compliance, Investigations and Tax departments advise on and monitor all legal, compliance, fraud and tax aspects of Fortis's activities and regularly report on the risks they identify and on outstanding litigation in their respective fields.

Monitoring
As a distinctive part of our reporting and monitoring cycle, senior managers up to the Executive Committee sign annual internal management control statements. These follow on from a Control Risk Self Assessment process, including the drafting of action plans to remedy identified weaknesses. Key observations are reported to and discussed by the Business Risk Committees, the Banking and Insurance Risk Committees (see the risk management framework in our Financial Statements), the Executive Committee and ultimately by the Audit Committee. Developments in internal control quality are also factored into our senior managers' variable remuneration.

Fortis Audit Services (FAS), which is centrally organised, monitors the effectiveness of governance, risk and control processes across the whole of Fortis. Auditors evaluate the safeguarding of assets, the effectiveness of operations, compliance with applicable laws and regulations, and the reliability of financial and management information. They then present recommendations and follow them up to ensure they are implemented correctly. The General Auditor also has direct access to the Chairman of the Board.

As a consequence of the disruption of Fortis group, the annual Control Risk Self Assessment cycle was not completed at the Executive group level, and stopped at the local business level. For the year 2008, the Management Control Statement has been signed by all insurance operating companies.

The corporate governance reference codes

Fortis's international structure, headed by two listed parent companies, one Dutch and one Belgian, means it has to comply with two corporate governance systems that refer to two separate codes. While the principles underlying these codes are largely similar, there are a number of differences too.

Because of the specific Belgo-Dutch context in which Fortis operates, we have developed our own 'single tier' governance structure. The structure is described in detail in the Fortis Governance Statement, which will be revised as soon as there is greater clarity regarding the future and scale of the group.

Those aspects of corporate governance at Fortis that require additional explanation in the light of the Dutch or Belgian codes (the Tabaksblat Code and Belgian Corporate Governance Code respectively) can be found below.

Fortis and the Belgian Corporate Governance Code

The Belgian Corporate Governance Code was published on 9 December 2004 (the 2004 Code) and came into force on 1 January 2005. It applies to all companies incorporated under Belgian law the shares of which are traded in a regulated market. The Code uses the 'comply or explain' concept, which means that if a company chooses to deviate from any of the Code's principles, it must explain its reasons for doing so in the 'Corporate Governance' section of its annual report.

In 2008, the Corporate Governance Commission announced proposals to amend the Belgian Corporate Governance Code. The proposed changes were presented for public consultation. The final version of the amended Code was published on 12 March 2009 (the 2009 Code) and applies to reporting years beginning on or after 1 January 2009.

As already explained in the Fortis Annual Reviews of previous years, Fortis applies all the 2004 Code's main principles. Two items require more detailed explanation:

- Principle 2.3: Independence of directors. The Belgian Corporate Governance Code states that: "To be considered independent, a director should be free from any business, close family or other relationship with the company, its controlling shareholders or the management of either that creates a conflict of interests such as to affect that director's independent judgement." The phrasing of this principle generally requires little comment. Questions may be raised, however, regarding its implementation and the way specific criteria in respect of a director's independence are formulated. The Belgian Corporate Governance Code, the Tabaksblat Code, Article 524 of the Belgian Companies Act and the recommendation of the European Commission of 15 February 2005, for instance, all set out independence criteria which, if not actually contradictory, nevertheless differ from one another. For that reason, we have opted for our own criteria at Fortis, as defined in our Governance Statement. These match those of the Belgian Corporate Governance Code, with the exception that Fortis considers it necessary to limit to listed companies the restrictions on cross-directorships.
- The Annual General Meetings of Shareholders in April 2008 endorsed the view that the proposed reappointment of Count Maurice Lippens as non-executive Board Member for a period of four years would be in Fortis's interest and that this reappointment, leading to a total term of directorship of more than the twelve years laid down in the Fortis Governance Statement, would not affect Maurice Lippens' independence.

Fortis and the Tabaksblat Code

Since 2004, listed companies incorporated under Dutch law have been legally required to declare in their annual reports that they have adhered to the Tabaksblat Code, or to explain any instances in which they have deviated from it. Accordingly, Fortis stated in its Annual Reports for 2004, 2005, 2006 and 2007 that the principles and best practice provisions of the Tabaksblat Code had been met in those financial years, with certain substantiated exceptions. Fortis's respective statements were discussed at the Annual General Meetings of Shareholders in May 2005, May 2006, May 2007 and April 2008.

By re-electing Count Maurice Lippens for a period of four years (i.e. until the close of the Annual General Meetings of Shareholders in 2012), the Annual General Meetings of Shareholders of April 2008 endorsed the view of the Board of Directors that the re-election was in Fortis's interest. The Annual General Meetings of Shareholders thus resolved not to abide by the maximum term of directorship (twelve years) generally recommended by the Tabaksblat Code (Best Practice provision III.3.5). The Annual General Meetings of Shareholders in May 2007 had taken a similar position with regard to the re-election of Baron Piet Van Waeyenberge as non-executive Board Member for a period of one year (i.e. until the close of the Annual General Meetings of Shareholders in 2008).

Bearing in mind the points expressed above, we hereby declare that Fortis complied with the principles and best practice provisions of the Tabaksblat Code in 2008 – subject to the following qualifications and exceptions which have remained unchanged since the financial year 2006.

Qualifications

Our aim at Fortis is to comply with the Tabaksblat Code to the maximum possible extent. We cannot, however, meet all of the Code's provisions. Some of them conflict with the internal coherence of our governance structure, which has been carefully developed over the years to meet the challenges facing a bi-national group. What is more, our single-tier board structure creates a specific framework that is not customary in the Netherlands and which did not act as the primary frame of reference when the Tabaksblat Code was drafted.

When applying the Code, therefore, we have been obliged to translate the various provisions to fit our single-tier structure. Provisions aimed at the Supervisory Board or the management board have thus been applied to Fortis's Board of Directors, while provisions for individual members of the supervisory board have been applied to our non-executive directors and provisions for individual members of the management board to Fortis's CEO and Deputy CEO.

Some provisions could not, however, be translated into the Fortis context. These include the rules regarding a 'delegated supervisory board member' and a 'supervisory board member who temporarily takes on the management of the company' (respectively III.6.6 and III.6.7 of the Tabaksblat Code). These provisions are geared specifically to supervisory board members and the supervisory tasks they perform, and so cannot be reconciled with the single-tier board model.

Similarly, the provision that the Chairman of the Board should not have held an executive position at the company (III.8.1) is an anomaly in the context of a single-tier board model, the essence of which is precisely to combine the expertise of executives and non-executives in one and the same decision-making body. Fortis's Chairman and co-founder, Maurice Lippens, was Co-Chairman of both the Board and Executive Committee until 2000. Until the end of September 2008, he was a non-executive Board Member and Chairman of the Board.

Several provisions of the Tabaksblat Code do not, moreover, apply to Fortis. This is the case with the following sections: II.2.1 (share options as a conditional remuneration component for management board members – Fortis does not offer such options), III.2.1 (all supervisory board members, with the exception of one person only, must be independent – III.8.4 sets out the rule as it applies to Fortis), IV.1.2 (voting right on financing preference shares – Fortis does not have this type of preference share) and IV.2–IV.2.8 (depositary receipts for shares – Fortis does not issue this type of depositary receipt). These provisions have not, therefore, been taken into consideration.

With regard to section III.3.5, the view has been taken that Fortis's rule that nobody may serve as a director for more than twelve years, with no individual term exceeding four years, does not materially deviate from the Code's requirement of a maximum of three terms of four years each. Lastly, the provisions regarding the 'remuneration committee' and the 'selection and appointment committee' have been interpreted as applying to our Nomination and Remuneration Committee, since this body combines the strongly interrelated selection, appointment and remuneration functions at Fortis.

Exceptions [1]

BP II.1.6: *The management board shall ensure that employees have the possibility of reporting alleged irregularities of a general, operational and financial nature in the company to the chairman of the management board or to an official designated by him, without jeopardising their legal position. Alleged irregularities concerning the functioning of management board members shall be reported to the chairman of the supervisory board.*

- Fortis has introduced a whistleblower procedure (Fortis Internal Alert System), but this has not been published on the website. The procedure is intended solely for Fortis employees; external disclosure would not enhance its effectiveness, but could have undesirable repercussions in countries where procedures of this nature run up against legal and/or cultural objections.

BP II.2.3: *Shares granted to management board members without financial consideration shall be retained for a period of at least five years or until at least the end of the employment, if this period is shorter.*

- Under the long-term incentive plan, shares can be awarded only to executive Board members. They may sell up to 50 % of the shares in order to pay the tax incurred on them. The remaining shares may not be sold until six months after termination of their relationship with Fortis.

BP II.2.6: The Supervisory Board will draw up regulations concerning ownership of and transactions in securities by management board members, other than securities issued by their own company. The regulations are published on the website. The Compliance Officer is notified at least quarterly of private investments in securities of Dutch listed companies.

- As explained to the Annual General Meetings of Shareholders in May 2006, Fortis has drawn up and issued the required regulations on insider trading but contrary to Best Practice II.2.6 these regulations are not published on the Fortis website, since these regulations are numerous and tailored to highly specific local and/or business requirements. In line with the objectives set by the Tabaksblat Code, the Fortis Governance Statement contains a Policy Statement summarising principles and guidelines on the use of inside information and private investments to be adhered to by all Board Members, other senior managers, officers and employees worldwide.

BP III.1.7: *The supervisory board shall discuss at least once a year on its own, i.e. without the management board being present, both its own functioning and that of its individual members.*

- Fortis's Board of Directors regularly reviews its own performance in an appropriate manner, but not necessarily on an annual basis. The Nomination and Remuneration Committee evaluates the individual Board Members.

Stichting Continuïteit Fortis

The Board of Directors of the Stichting Continuïteit Fortis (SCF) has decided on 13 March 2009 to discontinue and liquidate the SCF after prior approval of the Board of Directors of Fortis N.V. Due to the recent developments and the significant changes in the organization of the Fortis group, it was deemed no longer in Fortis's interest to maintain the corporate structure set up around the SCF.

The purpose of the SCF was to guarantee the continuity and maintain the identity of Fortis N.V. and, more generally, the companies belonging to the Fortis group. To achieve this goal, the SCF had entered into a call option agreement enabling it to subscribe to preferred shares in the share capital of Fortis N.V. and hence to exercise the rights attached to such shares, including voting rights. The agreement between Fortis N.V. and the Stichting has been terminated.

Promoting insurance with humour

Since its operational launch in March 2008, our Indian joint venture IDBI Fortis has become the country's most successful new life insurer in the private sector. The company sold over 49,000 policies in its first nine months, and recorded premium income of EUR 29 million. To promote its innovative 'Wealthsurance' product, IDBI Fortis created a new distribution platform featuring a hip and very funny animation. The initiative has become the most watched branded viral video in India, with over 200,000 views in three months and great success in terms of lead generation.

[1] 'BP' refers to the 'Best Practice' sections of the Tabaksblat Code

Board of Directors







Karel De Boeck
(1949 – Belgian)
Chief Executive Officer

First appointed 2008. Term runs until 2010.
Positions held with other listed companies: none
Other positions held: none

Jozef De Mey
(1943 – Belgian)
Chairman of the Board of Directors

First appointed 2009. Term runs until 2011.
Positions held with other listed companies: none
Other positions held: Member of the Board of Directors of Credimo Holding N.V., Credimo N.V., De Eik N.V., Muang Thai Fortis Holding Co., Ltd. and NV J. Zinner

Jan Zegering Hadders
(1946 – Dutch)
Independent Director

First appointed 2009. Term runs until 2011.
Positions held with other listed companies: Member of the Supervisory Board of Grontmij N.V.
Other positions held: Member of the Supervisory Board of GET Holding and E-concern

Company Secretary
Dimitri van Eenoo (Fortis SA/NV),
Hendrik Jan Eijpe (Fortis N.V.)

Attendance at Directors' meetings

2008	Board of Directors Meetings		Audit Committee Meetings		Risk and Capital Committee Meetings		Nomination and Remuneration Committee Meetings	
	Held	Attended	Held	Attended	Held	Attended	Held	Attended
Maurice Lippens	10	10	-	-	-	-	4	4
Jan-Michiel Hessels	25	25	-	-	-	-	9	9
Jean-Paul Votron	8	8	-	-	-	-	-	-
Karel De Boeck	4	4	-	-	-	-	-	-
Philippe Bodson	25	23	-	-	7	7	-	-
Louis Cheung	22	17	-	-	4	3	-	-
Richard Delbridge	25	24	9	9	-	-	-	-
Clara Furse	25	19	-	-	7	5	-	-
Reiner Hagemann	25	24	9	9	-	-	-	-
Jacques Manardo	25	21	-	-	-	-	9	9
Aloïs Michielsen	25	23	-	-	7	6	-	-
Ronald Sandler	25	19	9	6	-	-	-	-
Rana Talwar	25	19	-	-	-	-	9	9
Piet Van Waeyenberge	3	3	-	-	2	2	-	-
Herman Verwilst	21	20	-	-	-	-	-	-
Klaas Westdijk	25	23	9	9	-	-	-	-

Investor Relations

Share information and volume

The Fortis share represents one unified share in the Belgian and Dutch parent companies Fortis SA/NV and Fortis N.V. respectively. The share replaces the former Fortis (B) and Fortis (NL) shares and was first listed on 17 December 2001. At the end of 2008 the number of outstanding Fortis shares carrying voting rights and entitled to dividend was 2,351,661,425. The increase of 150 million shares compared to year-end 2007, is the result of an accelerated bookbuilding offering on 26 June 2008 at EUR 10 per share, as part of an updated capital plan.

At year-end 2008, the total number of Fortis shares issued was 2,516,657,248, the difference compared to the aforementioned number of outstanding shares being 164,995,823 shares. This consists of 39,682,540 treasury shares held by Fortfinlux S.A. in respect of FRESH capital securities and the Fortis shares held by Fortis Bank Belgium (125,313,283) in respect of CASHES capital securities. These shares have no voting rights and are not entitled to dividend.

In 2008, the daily average number of Fortis shares traded on both Euronext Brussels and Euronext Amsterdam was 30 million (up 74 % from 2007), representing an average amount of EUR 313 million.

Major shareholders

(at year-end 2008)

Ping An Insurance		4.81 %
Fortis Bank [1]		4.98 %
Other shareholders in [2]:	Belgium/Luxembourg	18 %
	The Netherlands	12 %
	United Kingdom	23 %
	Germany	8 %
	Rest of World	30 %
Total (rounded figures)		**100 %**

[1] The 125 million shares linked to CASHES that are included in the Fortis holding company will not be entitled to voting and dividend rights until the CASHES are exchanged for the underlying instruments.

[2] Based on an extrapolation from a 65 % identified shareholders' base.

Stock exchange listings

Fortis has a primary listing on both Euronext Brussels and Euronext Amsterdam, and has a secondary listing in Luxembourg. In the United States, Fortis has a sponsored ADR programme.

Euronext has introduced a single order book as of 14 January 2009, as a result of which companies with a dual listing have had to choose a market of reference. Fortis has chosen Euronext Brussels. However, Fortis investors can still perform transactions on both markets: Euronext Brussels and Euronext Amsterdam.

The Fortis share continues to be quoted in the Belgian BEL20 index. Euronext Amsterdam decided to withdraw the Fortis share from the AEX index as of 2 March 2009.

Ticker symbols	Bloomberg	Reuters
Euronext	FORB BB	FOR.BR

ISIN code BE0003801181

Dividend

The General Meeting of Shareholders on 29 April 2008 approved the proposal to pay a final dividend for 2007 of EUR 0.59 per share, bringing the total cash dividend to EUR 1.18. In September 2007, an interim dividend of EUR 0.70 per share was paid, which represented a restated EUR 0.59 when account is taken of the dilutive effect of the rights issue in October 2007.

As part of the accelerated capital plan launched on 26 June 2008, it was decided not to pay an interim 2008 dividend. On 15 March 2009, Fortis announced that the statutory loss carried forward of EUR 22.5 billion at Fortis SA/NV had resulted in a depletion of the amounts available for distribution at year-end 2008. Consequently, the Board of Directors concluded that no dividend would be proposed for the 2008 financial year. The special Board report, published on 16 March 2009, specifies the impact of this decision on the different Tier 1 instruments issued by (former) Fortis entities.

Dividend election procedure

Each Fortis share represents one share in each of the two Fortis parent companies, i.e. Fortis N.V. and Fortis SA/NV. Shareholders can decide from which parent company they wish to receive the dividend. They can choose Fortis N.V. and receive the dividend from the Dutch source, or Fortis SA/NV and receive the dividend from the Belgian source. Shareholders must make their choice known before the given deadline.

Share price performance

During the first quarter of 2008, the Fortis share dropped from EUR 18 to around EUR 13, due to continued negative market rumours about the company. Following publication of an intermediate trading update on 27 January 2008 in which Fortis confirmed its sound capital and solvency position and an unchanged dividend policy, the share price stabilised in the range EUR 13-15.

The Fortis share rose in the period March–April on publication of the 2007 results on 7 March and the announcement on 19 March of a Memorandum of Understanding to form a global asset management partnership with Ping An. It peaked on this occasion at EUR 17.50.

The Fortis share then began to slide again towards the end of May. On 26 June, Fortis announced its accelerated capital plan, which included a capital increase of 150 million shares at a subscription price of EUR 10 per share. At the same time, Fortis indicated that it would cancel the interim dividend and that it intended to pay any 2008 dividend in shares. Following this announcement, the share consolidated at around EUR 10 and remained between EUR 8.80 and EUR 10.20 throughout the summer.

In September 2008, events were abruptly unleashed that no one could have anticipated. The impact of the credit crisis made itself felt in full at global level. The financial difficulties of a number of large US and UK financials, emanating from the bankruptcy of Lehman Brothers in the US had a severe impact on the financial markets, financials in general and Fortis in particular, leading to a new wave of speculation and negative rumours. The share price fell to around EUR 5 per share, prompting the intervention of the Belgian, Dutch and Luxembourg governments at the end of September/beginning of October.

Fortis share performance


EUR
25
20
15
10
5
0
Fortis share
Fortis Relative Performance vs DJ Euro Stoxx Insurance
Fortis Relative Performance vs DJ Euro Stoxx Banks
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan
Feb
2007
2008
2009

On 14 October 2008, Fortis issued a press release containing detailed financial information on Fortis's structure and pro forma financials in the wake of the October transactions. Trading in the share resumed, having been suspended for a week, to close at EUR 1.21. Following the persistent uncertainty surrounding Fortis, the share price continued to fluctuate significantly in the range from EUR 0.57-1.15. The share closed on 31 December 2008 at EUR 0.93.

Fortis's share performed in line with the Dow Jones Euro Stoxx Banks and the Dow Jones Euro Stoxx Insurance indices for most of the first half of the year. The announcement of the accelerated capital plan at the end of June and subsequent events to the beginning of October resulted in underperformance in the second half of the year.

Key figures

(year-end)	2008	2007	2006	2005	2004
Price/earnings	(0.1)	7.8	9.6	8.8	8.7
Price/equity	0.3	1.2	2.0	1.8	1.7
Earnings per share (in EUR)[1]	(12.21)	2.30	2.83	2.57	1.97
Shareholders' equity per share (in EUR)[1]	2.70	15.08	13.38	12.35	10.02
Gross dividend per share (in EUR)[1]	0.00	1.18	1.17	0.97	0.87
Number of shares (in millions):					
• Issued	2,517	2,367	1,343	1,341	1,341
• Carrying voting rights, entitled to dividend	2,352	2,202	1,303	1,301	1,301
Volume traded:					
• Average daily (in million shares)	30.0	17.2	5.9	5.6	5.4
• Average daily (in EUR million)	313	420	173	130	101
Share price (in EUR)[1]:					
• Year high	18.17	29.59	28.05	22.73	17.27
• Year low	0.57	16.22	21.03	17.04	13.73
• Year average	10.45	24.39	24.75	19.32	15.55
• At year-end	0.93	18.05	27.06	22.54	17.04

[1] 2006 figures and before: on an adjusted basis

2009 Financial calendar

Annual results 2008	31 March 2009
Trading update first quarter 2009	14 May 2009
Results for the first half-year 2009	27 August 2009
Trading update first nine months 2009	17 November 2009

Annual General Meeting of Shareholders

In Brussels, Belgium	28 April 2009
In Utrecht, The Netherlands	29 April 2009

Ratings

	Long-term debt rating Fortis holding		Insurance Financial Strength rating Fortis Insurance Belgium SA/NV	
	Feb. 2009	**Feb. 2008**	**Feb. 2009**	**Feb. 2008**
Moody's	Baa2	Aa3	A2	Aa3
Standard & Poor's	BB	AA-	A	AA-
Fitch Ratings	BB	AA-	A+	AA

Fortis's ratings have been subject to substantial changes as a result of the turmoil in the financial markets. The rating effects for the Fortis holding companies differed, however, from those for the Fortis operating entities. Ratings for the Fortis holding entities and the group's core operating entities previously displayed little or no difference, reflecting the high level of integration that had been achieved.

By contrast, the rating assessment of the regulated core operations now differs substantially from the ratings of the Fortis holding entities. This is best illustrated by comparing the ratings of the Fortis holding companies with those of Fortis Insurance Belgium, as shown in the above table.

Please note that the above ratings for the Fortis holding companies do not reflect the fact that their senior debt bonds have been redeemed early at the first request of security-holders.

Information

The Investor Relations (IR) department ensures that information flows continuously to the investor community. In July 2008, the website www.fortis.com/yourquestions (and equivalents in Dutch and French) was created to enable anyone to submit their questions to Fortis. In August, Fortis organised three shareholder information sessions in Amsterdam and Brussels, at which the company provided information on the state of its business, the reasons behind the capital plan and its implementation.

The IR department can be reached at:

Rue Royale 20	Archimedeslaan 6
1000 Brussels, Belgium	3584 BA Utrecht, The Netherlands
Tel.: +32 (0)2 565 53 78	Tel.: +31 (0)30 226 65 66
Fax: +32 (0)2 565 58 25	Fax: +31 (0)30 226 98 38

ir@fortis.com
www.fortis.com/ir.

For debt investor information,
please mail debtinvestorinfo@fortis.com
or visit www.fortis.com/debtinvestors.

Glossary

ABS
Asset-Backed Security. Security of which the principal and interest are financed with the cash flows of an underlying portfolio of financial assets (considered as collateral).

ADR shares
American Depository Receipt shares. These represent shares of a foreign company that can be purchased in the U.S., with transactions settled and dividends paid in dollars.

Annual premium equivalent (APE)
A broadly comparable measure across companies to allow for differences between regular and single premium business. APE is calculated as total new business regular premium plus 10% of new business single premium.

CASHES
Convertible and Subordinated Hybrid Equity-linked Securities. A EUR 3 billion financial instrument issued by Fortis Bank at the end of 2007 in the context of the financing of the acquisition of ABN AMRO assets.

CDO
A Collateralised Debt Obligation (CDO) is a type of asset-backed security and structured credit product. CDOs provide exposure to a portfolio of fixed-income assets and divide the credit risk among different tranches with different credit ratings. A CDO can comprise Collateralised Loan Obligations (CLOs), Collateralised Bond Obligations (CBOs) and Collateralised Synthetic Obligations (CSOs).

Combined ratio
The ratio between the insurer's total expenses (claims burden, commissions and general expenses) and premiums received. The combined ratio is only applied to non-life insurance.

DPF
Discretionary Participation Feature. This relates to the right of holders of certain insurance contracts and/or financial instruments to receive a supplemental return (in addition to guaranteed benefits). Its amount and/or term is contractually at the discretion of the issuers.

Embedded Value and Market Consistent Embedded Value
Embedded Value represents the present value of shareholders' interests in the earnings distributable from assets allocated to the life business after sufficient allowance for the aggregate risks. Only value arising from the in-force business with existing policyholders is included, value from potential future business is excluded. Market Consistent Embedded Value is the term applied to the embedded value when the valuation techniques used for the assets and liabilities (including the allowance for risk) are consistent with how the market would value them.

FICO
FICO is an acronym for 'Fair Isaac Corporation'. FICO score is the most widely used borrower credit score model in the US, summarising the information on a consumer's credit file. (A credit score is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.) A FICO score is a single three-digit number ranging from 300–850, which ranks consumers according to risk. Higher scores equate to lower future risk of default. In general, the FICO score evaluates five main categories of information: payment history, amounts owed, length of credit history, new credit and type of credit used.

FRESH
Floating Rate Equity-linked Subordinated Hybrid capital securities. A EUR 1.25 billion financial instrument issued by Fortfinlux S.A. in 2002.

Gross inflow
Sum of gross written premiums and investment contracts without DPF (Discretionary Participation Feature).

Gross written premiums
Total premiums (whether or not earned) for insurance contracts written or assumed during a specific period, without deduction for premiums ceded.

HELOC
Home Equity Lines of Credit (HELOC) refers to a loan in which the lender agrees to lend a maximum amount within an agreed period. Home Equity Lines of Credit allow borrowers to draw for a fixed period, up to a maximum amount, after which a payment is calculated to amortise the loan, which is a revolving, open-end loan extended under a line of credit and secured by the borrower's residential property.

IFRS
International Financial Reporting Standards, previously International Accounting Standards (IAS), used as a standard for all listed companies within the European Union as of 1 January 2005 to ensure transparent and comparable accounting and disclosure.

Impairment
A decline in value whereby the carrying amount of the asset exceeds the recoverable amount. In such a case, the carrying amount will be reduced to its recoverable amount through the income statement.

Mid-prime
Loan characteristics strongly resemble subprime loans, but borrowers have a higher personal credit score (FICO > 625).

NITSH
Non-Innovative Tier-1 Hybrid Securities. This instrument is a non-equity-linked, perpetual and subordinated debt, and is non-dilutive. In 2008, Fortis issued NITSH I and NITSH II for a total amount of EUR 1.3 billion.

Operating margin
Operating income divided by net premium. Operating income is the profit or loss stemming from all operations, including underwriting and investments.

Reserves/Premium ratio
In non-life insurance, the ratio of reserves to premiums. It can be calculated gross or net of reinsurance, and is a measure of reserve strength.

RFS Holdings
An entity jointly owned by Fortis, RBS and Santander set up specifically to acquire ABN AMRO in 2007. On 3 October 2008, Fortis sold its stake as part of the overall transaction concerning the Dutch banking and insurance activities to the Dutch government.

RMBS
A Residential Mortgage-Backed Security (RMBS) is a type of security whose cash flows come from residential debt such as mortgages, home-equity loans and subprime mortgages.

Special purpose vehicle (SPV)
Legal entity created solely to serve a particular function, such as facilitation of a financial arrangement or creation of a financial instrument.

Structured credits instruments
Securities created by repackaging cash flows from financial contracts and encompassing Asset-Backed Securities (ABS), Mortgage-Backed Securities (MBS) and Collateralised Debt Obligations (CDO).

Subprime loan
A loan offered to an individual who does not qualify for a loan at the prime rate due to their credit history. If a lender thinks that there is an above-average risk involved in giving a loan to a certain individual, they will sometimes offer them a subprime loan, which has an interest rate higher than the prime rate. An asset is considered as subprime within Fortis if it relates to US mortgages loans with a FICO < 625.

Technical result
The result generated by the underwriting of insurance contracts including financial revenues and capital gains related to these contracts. Only used in the insurance business.

UK non-conforming mortgages
UK non-conforming mortgages refer to mortgages that do not meet the underwriting criteria of traditional 'high street' banks. There is no exact industry definition, but non-conforming mortgage lenders generally apply more conservative underwriting criteria, such as loan-to-value ratios and income cover. There are three main reasons that result in borrowers being classified as non-conforming, namely credit history, occupancy status of the property, and individuals who, for instance, are self-employed or have recently moved to the UK.

Value Added by New Life Business (VANB)
The discounted present value of the future distributable shareholder net cash flows expected from the block of new business written in a specified period.

Together, the Annual Review 2008 and the Financial Statements 2008 constitute the Annual Report of Fortis. The Financial Statements contain the financial statements of Fortis and the statutory accounts of Fortis SA/NV and Fortis N.V. The Annual Report is published in English, Dutch and French. In case of any discrepancy between these versions, the French and Dutch texts shall prevail. Fortis has taken every precaution to ensure that there are no differences between the French and the Dutch versions. The Annual Report is also available on our website: www.fortis.com.

Op uw verzoek zenden wij u graag het Jaaroverzicht 2008 in het Nederlands. Het Jaaroverzicht 2008 en de Jaarrekeningen 2008 vormen samen het Jaarverslag van Fortis. Het deel 'Jaarrekeningen' bevat de jaarrekening van Fortis en de statutaire jaarrekening van Fortis SA/NV en Fortis N.V. Het jaarverslag is verkrijgbaar in het Nederlands, Frans en Engels. In geval van verschillen tussen deze versies hebben de Nederlandse en Franse versie de voorrang. Fortis heeft alles in het werk gesteld om zich ervan te vergewissen dat er geen verschillen zijn tussen de de Nederlandse en Franse versie. Het Jaarverslag is ook te vinden op internet: www.fortis.com.

Sur simple demande, nous vous enverrons volontiers le Synopsis de l'année 2008 en français. Le Synopsis de l'année 2008 et les Comptes annuels 2008 constituent ensemble le Rapport annuel de Fortis. La partie "Comptes annuels" présente les états financiers de Fortis et les Comptes statutaires de Fortis SA/NV et de Fortis N.V. Le Rapport annuel est publié en français, en néerlandais et en anglais. En cas de divergence entre ces versions, les versions française et néerlandaise feront foi. Fortis a veillé à assurer, dans la mesure du possible, la concordance entre les versions française et néerlandaise. Vous pouvez également consulter le Rapport annuel sur Internet: www.fortis.com.

Published and edited by
Fortis
Photography
Lieve Blancquaert
Concept and design
The Crew, Brussels
Printed by
Thieme GrafiMedia Groep, Amsterdam
Binding
Binderij Hexspoor, Boxtel

Mixed Sources
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FORTIS
Rue Royale 20
1000 Brussels
Belgium
T 32 2 565 11 11
F 32 2 565 42 22

Archimedeslaan 6
3584 BA Utrecht
The Netherlands
T 31 30 226 26 26
F 31 30 226 98 38

www.fortis.com

FORTIS

Auditors Reports to the Fortis Financial Statements 2008

Fortis Consolidated

Fortis SA/NV

Fortis N.V

Introduction

The Auditors Reports to the Fortis Financial Statements 2008, together with the Annual Review 2008 and the Fortis Financial Statements 2008 and the Annex to the Fortis Financial Statements 2008, constitute the Fortis Annual Report 2008.

Independent Auditor's report on Fortis Consolidated Financial Statements 2008

Independent auditor's report

To the General Meetings of Shareholders of Fortis SA/NV and Fortis N.V.

Report on the Consolidated Financial Statements

We have audited the Consolidated Financial Statements, which include the financial statements of Fortis SA/NV and Fortis N.V. and their respective subsidiaries ("Fortis"), as set out on pages 9 to 200 of the separate document dated 30 March 2009 entitled "Fortis Financial Statements 2008", and which comprise the consolidated balance sheet as at 31 December 2008 and the consolidated income statement, consolidated statement of changes in equity and consolidated cash flow statement for the year then ended and a summary of significant accounting policies and other explanatory notes, as well as the errata related to the Consolidated Financial Statements set out in the separate document entitled "Annex to the Fortis Financial Statements 2008" (collectively, the "Consolidated Financial Statements"). This annex was approved by the Board of Directors on 9 April 2009; the date of 30 March 2009 appearing in the document represents the date on which the Board of Directors authorised the Consolidated Financial Statements for issue.

Board of Directors' responsibility for the consolidated financial statements

The Board of Directors is responsible for the preparation and fair presentation of the Consolidated Financial Statements in accordance with International Financial Reporting Standards as adopted by the European Union in accordance with the legal and regulatory requirements applicable in Belgium and with the Netherlands Civil Code. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on the Consolidated Financial Statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our qualified audit opinion.

Basis for Qualified Opinion

1. On 29 September 2008, the Federale Participatie- en Investeringsmaatschappij / Société Fédérale de Participation et d'Investissement ("FPIM/SFPI") acquired 49.93% of the shares in Fortis Bank sa-nv ("FB") by subscribing to an increase in the capital of FB. On 3 October 2008, FB sold its shares in Fortis Bank Nederland (Holding) N.V., while Fortis Insurance N.V. sold its shares in Fortis Verzekeringen Nederland N.V. and Fortis Corporate Insurance N.V. to the Dutch State. On 10 October 2008, Fortis sold its 50% plus one share in FB to the FPIM/SFPI. As described in note 3.1 to the Consolidated Financial Statements, no disclosure has been provided in respect of the 'Net result on discontinued operations' to distinguish between the net results of operations of the entities concerned until the date of their disposal and the net gains or losses on such disposals. In addition, no 2008 details have been provided in the Consolidated Cash-flow Statement and related

notes thereon for cash flows from the discontinued operations. As indicated in the footnote to the Consolidated Cash-flow Statement, the amount reported for cash flows from the divested entities represents the cash received on their disposal less the cash they held at 1 January 2008 rather than at the disposal dates. The foregoing constitutes a departure from International Financial Reporting Standard 5 'Non-current Assets Held for Sale and Discontinued Operations' and International Accounting Standard 7 'Cash Flow Statements'.

2. As described in note 2.1 to the Consolidated Financial Statements, no value has been attributed to the obligation resulting from the commitment of Fortis, under the "fall back" provision, to fund the special-purpose vehicle that was established to acquire certain structured-credit instruments from FB, either at transaction date or at 31 December 2008. The impact of this departure from International Financial Reporting Standards on, inter alia, shareholders' equity, liabilities, net result on discontinued operations and net result for the period has not been determined.

Qualified Opinion

In our opinion, except for the omission of the information described in the first item in the Basis for Qualified Opinion section above and except for the effects on the Consolidated Financial Statements of the first and second items in the Basis for Qualified Opinion section above, the Consolidated Financial Statements give a true and fair view of the consolidated financial position of Fortis as at 31 December 2008, and of its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union and in accordance with the legal and regulatory requirements applicable in Belgium and with the Netherlands Civil Code.

Emphasis of Matters

Without qualifying our opinion for the matters below, we draw attention to the following:

1. As described in note 52 to the Consolidated Financial Statements, Fortis is involved as a defendant in various claims, disputes and legal proceedings and in a number of administrative and criminal investigations in connection with certain events and transactions occurring between May 2007 and September / October 2008, which may result in the annulment of one or more of such transactions and / or in financial liabilities for Fortis. However, the ultimate outcome of these matters cannot presently be determined, and no financial liabilities that may result have been recognised in the Consolidated Financial Statements.

2. As described in note 2.1 to the Consolidated Financial Statements, Fortis not only incurred exceptionally large losses in 2008 and, as a consequence, lost a significant part of its capital, but is also faced with a number of uncertainties with the potential for generating significant financial liabilities or cash outflows for Fortis. These conditions indicate the existence of a material uncertainty that may cast significant doubt over Fortis' ability to continue as a going concern.

Report on Other Dutch Legal and Regulatory Requirements

The Board of Directors of Fortis N.V. is responsible for the preparation of the management report in accordance with the Netherlands Civil Code. The management report is set forth in the document entitled "Annual Review 2008" accompanying the Consolidated Financial Statements. Pursuant to article 2:393 sub 5 part f of the Netherlands Civil Code, we report, to the extent of our competence, that the Annual Review 2008 is consistent with the Consolidated Financial Statements as required by article 2:391 sub 4 of the Netherlands Civil Code.

Report on Other Belgian Legal and Regulatory Requirements

The Board of Directors of Fortis SA / NV is responsible for the preparation and content of the management report on the Consolidated Financial Statements, in accordance with article 119 of the Belgian Companies' Code. Our responsibility is to include in our report the following additional remark, which does not have any effect on our opinion on the Consolidated Financial Statements:

The management report, which is set forth in the document entitled "Annual Review 2008" accompanying the Consolidated Financial Statements, deals with the information required by the law, and is consistent with the Consolidated Financial Statements. However, we are not in a position to express an opinion on the description of the principal risks and uncertainties facing the companies included in the consolidation, the state of their affairs, their forecast development or the significant influence of certain events on their future development. Nevertheless, we can confirm that the information provided is not in obvious contradiction with the information we have acquired in the context of our appointment.

Amstelveen, 9 April 2009

KPMG ACCOUNTANTS N.V.
Represented by S.J. Kroon RA

Sint-Stevens-Woluwe, 9 April 2009

PricewaterhouseCoopers
Reviseurs d'Entreprises S.C.C.R.L
Represented by Y. Vandenplas and L. Discry

Auditor's report
Fortis SA/NV
Financial Statements 2008

STATUTORY AUDITOR'S REPORT TO THE GENERAL SHAREHOLDERS' MEETING ON THE ANNUAL ACCOUNTS OF THE COMPANY FORTIS SA/NV AS OF AND FOR THE YEAR ENDED 31 DECEMBER 2008

As required by law and the company's articles of association, we report to you in the context of our appointment as the company's statutory auditor. This report includes our opinion on the annual accounts and the required additional disclosures and information.

Qualified opinion on the annual accounts with emphasis of matter paragraphs

We have audited the annual accounts of Fortis SA/NV as of and for the year ended 31 December 2008, prepared in accordance with the financial reporting framework applicable in Belgium, and which show a balance-sheet total of EUR 4.154.588.489 and a loss for the year of EUR 24.046.565.693. We have also audited those disclosures that the company is required to provide and which are included in the separate document dated 30 March 2009 entitled "Fortis Financial Statements 2008", as amended by the separate document and entitled "Annex to Fortis Financial Statements 2008". This document was approved by the Board of Directors on 9 April 2009; the date of 30 March 2009 appearing in the document represents the date on which the Board of Directors authorised the Consolidated Financial Statements for issue.

The company's board of directors is responsible for the preparation of the annual accounts. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of annual accounts that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Our responsibility is to express an opinion on these annual accounts based on our audit. We conducted our audit in accordance with the legal requirements applicable in Belgium and with Belgian auditing standards, as issued by the "Institut des Reviseurs d'Entreprises/Instituut der Bedrijfsrevisoren". Those auditing standards require that we plan and perform the audit to obtain reasonable assurance about whether the annual accounts are free of material misstatement.

In accordance with the auditing standards referred to above, we have carried out procedures to obtain audit evidence about the amounts and disclosures in the annual accounts. The selection of these procedures is a matter for our judgment, as is the assessment of the risk that the annual accounts contain material misstatements, whether due to fraud or error. In making this risk assessment, we have considered the company's internal control relating to the preparation and fair presentation of the annual accounts, in order to design audit procedures that were appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. We have also evaluated the appropriateness of the accounting policies used and the reasonableness of accounting estimates made by management, as well as the presentation of the annual accounts taken as a whole. Finally, we have obtained from the board of directors and company officials the explanations and information necessary for our audit. We believe that the audit evidence we have obtained provides a reasonable basis for our opinion.

As described in note 2.1 to the company's consolidated annual accounts, no value has been attributed to the obligation resulting from the company's commitment, under the fall-back provision, to fund the special-purpose vehicle that was established to acquire certain structured-credit instruments from Fortis Bank sa/nv, either at transaction date or at 31 December 2008. The impact of this departure from the financial-reporting framework applicable in Belgium on, inter alia, shareholders' equity, liabilities and net result for the year has not been determined.

In our opinion, except for the effects on the annual accounts of the matter described in the preceding paragraph, the annual accounts, together with the related disclosures included in the Fortis Financial Statements 2008 and the Annex to Fortis Financial Statements 2008, give a true and fair view of the company's net worth and financial position as of 31 December 2008 and of its results for the year then ended in accordance with the financial reporting framework applicable in Belgium.

Without qualifying our opinion for the matters below, we draw attention to the following:

1. As described in note 52 to the company's consolidated financial statements, the company is involved as a defendant in various claims, disputes and legal proceedings and in a number of administrative and criminal investigations in connection with certain events and transactions having occurred between May 2007 and September/October 2008, which may result in the annulment of one or more of such transactions and/or in financial liabilities for the company. However, the ultimate outcome of these matters cannot presently be determined, and no financial liabilities that may result have been recognised in the annual accounts.

2. As described in note 2.1 to the company's consolidated financial statements, the company not only incurred exceptionally large losses in 2008 and, as a consequence, lost a significant part of its capital, but is also faced with a number of uncertainties with the potential for generating significant financial liabilities. These conditions indicate the existence of a material uncertainty that may cast significant doubt over the company's ability to continue as a going concern.

Additional remarks and information

The company's board of directors is responsible for the preparation and content -of the annual report, and for ensuring that the company complies with the Companies' Code and the company's articles of association. Our responsibility is to include in our report the following additional remarks and information, which do not have any effect on our opinion on the annual accounts:

- The annual report deals with the information required by the law and is consistent with the annual accounts. However, we are not in a position to express an opinion on the description of the principal risks and uncertainties facing the company, the state of its affairs, its foreseeable development or the significant influence of certain events on its future development. Nevertheless, we can confirm that the information provided is not in obvious contradiction with the information we have acquired in the context of our appointment.

- Without prejudice to certain formal aspects of minor importance, the accounting records are maintained in accordance with the legal and regulatory requirements applicable in Belgium.

- As disclosed in the notes to the annual accounts, these accounts have been presented before appropriation of the result of the year.

- As indicated in the Annex to the Fortis Financial Statements 2008, in the absence of Mr. Votron and Mr. Verwilst pursuant to article 523 of the Companies' Code, the Board of Directors decided on 11 July 2008, to terminate, in mutual agreement, Mr. Votron's position as CEO of the company and to appoint Mr. Verwilst in his place. The minutes of the Board of Directors meeting do not contain an evaluation of the financial consequences of the decision on the financial position of the company. However, in the Annex mentioned above, there is a reference to Note 11.2 to the company's consolidated financial statements, which provides an assessment of the financial consequences of the decision for the company.

- As indicated in the Report of the Board of directors of Fortis SA/NV and Fortis NV included in the Fortis Financial Statements 2008, as replaced by page 5 of the Annex to the Fortis Financial Statements 2008, the Board of Directors has decided, in the absence of Mr. De Boeck and Mr. Cheung pursuant to article 523 of the Companies' Code, to indemnify and hold harmless certain members of the Board of Directors against all actions, proceedings and claims brought against them by any third party. The coverage of the indemnification has been capped at EUR 100 million. The Board indicates that there should be no financial consequences arising from this indemnity other than those resulting from any payment made by the Company thereunder. The Board also indicates that the maximum coverage of EUR 100 million relates to all claims made in any one specific calendar year in respect of any legal costs or damages resulting from legal proceedings initiated against them for their actions as directors during that year. However, while it is clear that the maximum exposure for the company is EUR 100 million on a yearly basis, we are not in a position to determine the potential costs that may be incurred by the company on an accumulated basis over the period of years for which the indemnification arrangements will remain in force.

- We are unaware of any transactions undertaken or decisions taken in breach of the company's statutes or the Companies' Code except for the following matters:

  - The minutes of the Board of Directors of 11 July 2008 regarding the termination of the position of Mr. Votron do not mention the financial consequences of this decision;

- In its judgment of 12 December 2008, rendered in summary proceedings, the Court of Appeal of Brussels decided that Fortis should have submitted the decisions taken on 3, 5 and 6 October 2008 to an extraordinary General Meeting of Shareholders, in accordance with the reference to the Corporate Governance Statement included in its articles of association.

Sint-Stevens-Woluwe, 9 April 2009

The Statutory Auditor
PricewaterhouseCoopers Reviseurs d'Entreprises/Bedrijfsrevisoren
Represented by

Luc Discry
Bedrijfsrevisor

Yves Vandenplas
Bedrijfsrevisor

Auditor's report
Fortis N.V.
Financial Statement 2008

AUDITOR'S REPORT

To the General Meeting of Shareholders of Fortis N.V.

Report on the company financial statements

We have audited the 2008 company financial statements of Fortis N.V., as set out on pages 237 to 250 of the separate document dated 30 March 2009 entitled 'Fortis Financial Statements 2008', which comprise the balance sheet as at 31 December 2008 and the income statement for the year then ended and explanatory notes, including a reference to the accounting policies as described in note 2 to the consolidated financial statements, as well as the errata related to the company financial statements set out in the separate document dated 30 March 2009 entitled 'Annex to the Fortis Financial Statements 2008' (collectively: the "company financial statements"). This annex was approved by the Board of Directors on 9 April 2009; the date of 30 March 2009 appearing in the document represents the date on which the Board of Directors authorised the company financial statements for issue.

Board of Directors' responsibility

The Board of Directors is responsible for the preparation and fair presentation of the company financial statements and for the preparation of the Report of the Board of Directors, both in accordance with Part 9 of Book 2 of the Netherlands Civil Code. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the company financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on the company financial statements based on our audit. We conducted our audit in accordance with Dutch law. This law requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the company financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the company financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the company financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the company financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors, as well as evaluating the overall presentation of the company financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our qualified audit opinion.

Basis for qualified opinion

As described in note 2.1 to the consolidated financial statements, no value has been attributed to the obligation resulting from the commitment of the company, under the "fall back" provision, to fund the special-purpose vehicle that was established to acquire certain structured-credit instruments from Fortis Bank sa-nv, either at transaction date or at 31 December 2008. The impact of this departure from the accounting policies on, inter alia, shareholders' equity, financial fixed assets, liabilities, result from group companies and net result for the period has not been determined.

Qualified opinion

In our opinion, except for the effect of the matter described in the Basis for qualified opinion paragraph, the company financial statements give a true and fair view of the financial position of Fortis N.V. as at 31 December 2008, and of its result for the year then ended in accordance with Part 9 of Book 2 of the Netherlands Civil Code.

Emphasis of matter

Without qualifying our opinion for the matters below, we draw attention to the following:

1. As described in note 'Contingent Liabilities' to the company financial statements, the company is involved as a defendant in various claims, disputes and legal proceedings and in a number of administrative and criminal investigations in connection with certain events and transactions occurring between May 2007 and September/October 2008, which may result in the annulment of one or more of such transactions and/or in financial liabilities for the company or its participations. However, the ultimate outcome of these matters cannot presently be determined, and no financial liabilities that may result have been recognised in the company financial statements.

2. As described in note 2.1 to the consolidated financial statements, the company not only incurred exceptionally large losses in 2008 and, as a consequence, lost a significant part of its capital, but is also faced with a number of uncertainties with the potential for generating significant financial liabilities or cash outflows. These conditions indicate the existence of a material uncertainty that may cast significant doubt over the company's ability to continue as a going concern.

Report on other legal and regulatory requirements

Pursuant to the legal requirement under 2:393 sub 5 part f of the Netherlands Civil Code, we report, to the extent of our competence, that the Report of the Board of Directors is consistent with the company financial statements as required by 2:391 sub 4 of the Netherlands Civil Code.

Amstelveen, 9 April 2009

KPMG ACCOUNTANTS N.V.

Represented by: S.J. Kroon RA

Together with the 2008 Fortis Annual Review, the Fortis Financial Statements 2008 and the Annex to the Financial Statements 2008, these Auditors Reports to the Fortis Financial Statements 2008 constitute the Annual Report of Fortis. The Financial Statements contain the Fortis Consolidated Financial Statements, the Fortis SA/NV Financial Statements and the Fortis N.V. Financial Statements.

Fortis and Fortis SA/NV, Rue Royale 20, 1000 Brussels, Belgium
Telephone +32 (0)2 510 52 11, Fax +32 (0)2 510 56 30

Fortis and Fortis N.V., Archimedeslaan 6, 3584 BA Utrecht, the Netherlands
Telephone +31 (0)30 226 62 22, Fax +31 (0)30 226 98 38

Internet address: www.fortis.com E-mail address: info@fortis.com

Annex to the Fortis Financial Statements 2008

The pages of the Fortis Financial Statements mentioned below should be read in conjunction with the modifications contained in this Annex which form an integral part of the Fortis Financial Statements 2008.

Page 50

The paragraph above the table:

The table below provides details on the assets and liabilities resulting from the acquisitions or disposals of subsidiaries, associates and joint ventures at the date of acquisition or disposal.

has to be replace by:

The table below provides details on the assets and liabilities resulting from the acquisitions or disposals of subsidiaries, associates and joint ventures at the date of acquisition or disposal (it is assumed as disclosed in note 2.1 that the disposal of the discontinued operations in 2008 (see before) took place at 1 January 2008 as no financial information for the disposed entities as at disposal date was available).

Page 102

The remuneration for Mr Jan-Michiel Hessels was not included in the column 'Total remuneration in 2008 (in EUR)'. The remuneration of Mr Jan-Michiel Hessels amounted for 2008 to EUR 166,500.

The Fortis shares that Mr Karel De Boeck held at 31 December 2008 were not included in the column 'Fortis shares held at 31 December 2008 by active Board Members'. The number of Fortis shares that Mr Karel De Boeck held at 31 December 2008 was 33,706.

Page 208

On this page the following text needs to be included:

In accordance with article 523 of the Belgian Company Code, Mr Votron has informed the Board that he has a conflict of interest with regard to the decision to be taken under item 3 of the agenda ('Management') of the Board meeting of 11 July 2008. This conflict of interest is described in Mr. Votron's preliminary statement and in the excerpt of the minutes of such meeting as set out below.

Management

For this part of the Board Meeting Mr. Votron, CEO, is only present for the first part during which he makes a presentation and answers questions relating to this presentation, and Mr. Verwilst, Deputy CEO, is not present, as both consider to be in a conflict of interest situation with regard to the decision to be taken by the Board.

(1)
The Chairman introduced the topic, which had already been discussed at length in the NRC.

Following the announcement of the accelerated solvency plan on 26 June 2008, announcing the decisions made in the Board of 18/19 June and 25 June, both Fortis and the CEO had to endure a lot of media, retail shareholder and activist criticism in Belgium and the Netherlands. The public criticism was very much personalized towards the person of the CEO.

As a consequence hereof, the CEO has told the Chairman that if because of the personalization of the criticism the CEO is considered to lack the necessary credibility, he is ready to leave the company. Mr. Votron has communicated a "preliminary statement" in accordance with article 523 of the Belgian Company Code; this relates to the personal conflict of interest that Mr. Votron has in the decision taking of the Board. This statement is attached to these minutes.

In this statement, and during the part of the meeting that Mr. Votron was present, he offered two options (respectively referred to as Option A and Option B):

A) Stay with enforced support of the Board to face the difficult current and future times by taking further tough decisions.
B) Be replaced while confirming full support and collective endorsement of the Board for all the measures taken (solvency and others) as well as confirmation of my contribution to the company.

(2)
Mr. Votron made a presentation on the basis of a handout (slides). These slides are attached to these minutes.
During his presentation, he mentioned inter alia, the following: he needs unanimous support of the Board for the past and the future. He would focus on the business as such and delegate management of the relationship with the stakeholders to the deputy CEO. He insisted strongly on strengthening the CRO function, where the central risk function should have power to overrule the business. Mr. Votron also mentioned that he would reshuffle the Executive Committee. Mr. Votron leaves the meeting.

(3)
Option A and B are discussed. Option A leads to the question whether Mr. Votron has still sufficient credibility (in the Benelux) to lead the company. In Option B, the suggestion could be to have Mr. Verwilst as CEO until after the organization of an extraordinary general meeting of shareholders where the shareholders could upon proposal of the Board appoint Mr. Dierckx as (executive) director of the company, where after the Board could, upon recommendation of the NRC, appoint him as CEO.

(4)
Each Board member gives his opinion on the situation. On the question what would happen with Mr. Dierckx in Option A, the Chairman answered that very likely Mr. Dierckx would leave the company. A number of board members mentioned that the presentation of Mr. Votron contains a number of interesting elements, such as the need to have a CFO at Executive Committee level, the Country Chairman for the Netherlands, possibly the newly proposed structure of Merchant Banking, changes with regard to governance

However, it was also said that it is unrealistic for a CEO not to deal with the relationship with stakeholders, and as such to be protected from "the irrational". This will also make it difficult to collaborate with the Chairman. And as such, the presentation of Mr. Votron misses somewhat the point by not focusing on the fact that our credibility is at stake. Furthermore, the presentation does not really deal with a number of circumstances or risks that the company might face (- as other financial institutions -), now or in the future, such as a liquidity crisis, regulatory actions or a take-over.

There is recently some discomfort that it seems to be more difficult to take an opposing view in the organization ; having another leader at the top could also be an opportunity to demonstrate another 'tone at the top'.
The Board recognizes that Mr. Votron as CEO has brought the company to another level, and that he should receive full recognition for this.

(5)
The Chairman reported on the discussion that has taken place in the NRC. With Mr. Verwilst the company would be in a "safe pair of hands". The Chairman explained that the NRC did not judge it opportune to have the Option B with Mr. Dierckx already as designated CEO. The members of the NRC stated that they have insisted that the Chairman remains on board.

The Chairman then presented the NRC Recommendation:

The NRC then agreed unanimously the following Recommendation which was agreed unanimously:

NRC recommends:
- That the Board confirms its support with regard to the earlier decisions taken by the Board, proposed by the Executive Committee under the leadership of Jean-Paul Votron;
- That in common agreement with Jean-Paul Votron, and in the interest of our company, Jean-Paul Votron steps aside as CEO, as of the date of this meeting;
- to appoint Mr. Herman Verwilst as CEO;
- To start (immediately) a search for a future CEO, coming from inside or outside the company, for the leadership of the company going forward;
- The NRC has asked the Chairman to continue leading the company to contribute to restoring the reputation of the company and to organize an orderly succession process at executive level.
- To delegate the authority to the Chairman to negotiate and decide upon the termination agreement between Fortis and Jean-Paul Votron[1].

(6)
The discussion pursued on the choice of an internal or external candidate for future CEO. It was said to be important that an orderly process is organized, whereby the search should start immediately, outside and inside the company. Nobody should be excluded for the moment, however some board members expressed their reservation on an inside successor for the CEO function.

In the same context the responsibility for Finance could also be reconsidered. The idea was brought forward to have a CFO possibly at board level. Mr. K. De Boeck was mentioned as possible future CFO, although a board member remarked that this could jeopardize the ABN AMRO integration project.

1 *As shown in note 11.2 of the Fortis Consolidated Financial Statements.*

(7)
After the discussion on the different options, it became clear that the Board unanimously agreed with the Recommendation made by the NRC, and therefore appointed Mr. Verwilst as CEO of the company. Mr. Verwilst is CEO with full power and authority.

The Board also decided that a search for a future CEO, coming from inside or outside the company, will be started. The Chairman, with the NRC, will lead this process, and report back to the Board.

With regard to the termination provisions of Mr. Votron, the Board members agreed that Mr. Votron should be treated with decency, dignity and fairness.

The Board decides to mandate the Chairman to sign the agreement. The members of the NRC can see the termination agreement. No decision needs to be taken now on the remuneration of Mr. Verwilst as there is currently no proposal to change his remuneration.

(8)
A number of shareholders' activist groups demand the organization of an information extraordinary general meeting of shareholders. Discussions in this respect will take place on August 1st, 2008.

PRELIMINARY STATEMENT BY JEAN-PAUL VOTRON

(Article 523 of the Belgian Company Code)

"Following our recent announcement of the accelerated solvency plan, Fortis and myself in particular had to endure a lot of media, some retail shareholder and activist criticism in Belgium and the Netherlands. The measures we as a Board have taken together were justified and endorsed by most of the international investors community. The continuous deterioration of the economy as well as the ongoing pressure for enforced solvency, definitely supports our collective decision.

The unjustified personalization of the debate has raised the need to have a decision taken as far as the future management of the company is concerned. In this respect I offered two options to the Chairman.

a) Stay with enforced support of the Board to face the difficult current and future times by taking further tough decisions.
b) Be replaced while confirming full support and collective endorsement of the Board for all the measures taken (solvency and others) as well as confirmation of my contribution to the company.

As I have a personal conflict of interest in the decision to be taken, in the meaning of article 523 of the Belgian Company Code (and its Dutch equivalent), I will have to leave the room during the deliberation and will not be entitled to participate in the vote.

The conflict of interest between myself as a person and the decision to be taken is quite evident, but the law indicates that I must indicate its reasons, that I must inform the auditors of the company (which I will do), and that my declarations must be included in the minutes of the meeting.

This is why I ask you to consider that my career perspectives will be quite different depending on the decision taken but that I am ready to accept both options in the higher interests of the group of which you are the judge."

For an evaluation of the financial consequences of this decision, see section 11.2 Remuneration of Fortis Executive Managers.

Page 208

The entire section on Directors and officers liability insurance is to be replaced by the following text:

As set out in more detail below, the Board of Directors of Fortis SA/NV decided to grant to its Directors an indemnity in replacement of the previously existing Fortis D&O policy which was put in "run-off" after the events of 3 October 2008. The indemnity is limited to an annual maximum amount of EUR 100 million. This means that the indemnity is capped at EUR 100 million for all claims made during a specific calendar year in respect of any legal costs or damages resulting from legal proceedings initiated against them for actions taken in their capacity as Directors, and that such cap of EUR 100 million is renewed each calendar year for claims made during that year.

In accordance with article 523 of the Belgian Company Code, Messrs. De Boeck and Cheung have informed the Board that they have a conflict of interest with regard to the decision to be taken by the Board on 11 January 2008 under item 3 of the agenda "D&O liability insurance". The minutes in respect of that meeting provide for the following:

As explained to the Board on 9 January, insurers have declared the Fortis D&O policy (renewed on 11 July 2008) in "run-off" after the events of 3 October 2008. This affects the position of the members of both the new Board and the existing Board.

With a view to ensuring (i) that the candidate Directors proposed for appointment at the upcoming Shareholders' Meetings of 11 and 13 February 2009 accept their mandate and (ii) that the Directors appointed at the Shareholders' Meetings of 1 and 2 December 2009 remain in function, the Chairman explained that the Company should consider granting an undertaking to its Directors that the Company will hold them harmless for any legal costs or damages resulting from legal proceedings initiated against them for actions taken in their capacity as Directors.

In the situation Fortis SA/NV is currently facing where there is uncertainty on the strategy going forward and the future structure of the Fortis group, no insurer is willing to provide D&O coverage. The need for such an indemnification commitment derives from this lack of protection of the Directors.

New Board members (including Messrs. De Boeck and Cheung)

In accordance with art. 523 of the Belgian Code of Companies, Messrs. De Boeck and Cheung informed the Board that they have a conflicting personal interest in the topic discussed, as they would benefit from the same hold harmless commitment of the Company as will be proposed for the new directors incoming after 13 February 2009. Messrs. De Boeck and Cheung requested the Company Secretary to duly inform the Company's external auditors of this conflicting interest on their behalf. The Board will also inform the shareholders of this conflicting interest in the 2009 annual report.

Mr. De Boeck and Mr. Cheung did not participate in the deliberation and vote on the resolution of the Board in connection with this item of the agenda.

Fortis' legal counsel then presented a solution for the cover for new Board members (including Messrs. De Boeck and Cheung) as from 11 February 2009 (or the date on which new Board members are appointed). Under Belgian law it is possible that the company, acting through its Board, holds the Directors harmless for costs and damages relating to Directors' liabilities provided this does not cover costs or damages related to the liability claim brought on behalf of the company (the so-called actio mandati). Fortis' legal counsel then presented to the Board proposed language for a hold harmless commitment by the company that provides protection for any action initiated by third parties. On this basis the Board, after extensive discussion (Messrs. De Boeck and Cheung not participating in the deliberation or vote), decided that language along the following lines will be included in the assignment contracts of the new Board members (including Messrs. De Boeck and Cheung).

"The Company hereby irrevocably and unconditionally undertakes to indemnify and hold harmless the members of the Board of Directors, to the fullest extent permitted by law, against all actions, proceedings and claims brought against them by any third party whatsoever (including for the avoidance of doubt a shareholder acting for his own account), and all liability, loss, cost, expense (including reasonable legal expenses) or damage whatsoever relating thereto where the action, proceeding or claim in any way relates to or concerns or is connected with acts or omissions in the performance of their tasks as of [the date of appointment of the new directors] (i) as member of the board of directors or (ii) in any other function they fulfill at the request of the Company.

The present undertaking does not apply to:
- criminal sanctions (including settlements relating to such sanctions) incurred by any member of the Board of Directors; for the avoidance of doubt, this undertaking covers, however, the legal fees related to and the civil consequences of such criminal sanction;
- any liability, loss, cost, expense (including legal expenses) or damage whatsoever resulting from a fraud ("bedrog / dol") or wilful misconduct ("opzettelijke fout / faute intentionnelle") committed by any member of the Board of Directors;
- any liability, loss, cost, expense (including legal expenses) or damage whatsoever actually covered by insurance.

In the event an action, proceeding or claim is brought against any member of the Board of Directors by a qualified minority of shareholders (representing 1% of the votes or shares with a total par value of 1,250,000 Euro) in their own name but on behalf of the company, the company shall advance the reasonable legal costs incurred by such member of the Board of Directors for his/her defense (the "Legal Costs").

However, should the liability of such member of the Board of Directors vis-à-vis the company be admitted by a final Court decision, such member of the Board of Directors shall immediately reimburse the Legal Costs to the company".

The Board also concluded that the coverage should be capped, for the Board as a whole, at the level of the previous D&O liability insurance (EUR 225m).

The Board (excluding Messrs. De Boeck and Cheung) believes that this decision is in the corporate interest of the company as it is the only manner to attract new Directors on the Board of Fortis SA/NV – which will be possible only by providing them the comfort that there will be a fair liability coverage – and to retain the Directors appointed in December 2008. Without D&O coverage, the Directors have indeed no protection against liability. As set out by the Chairman, no insurer is willing to provide D&O coverage to the Company in the current situation. The indemnification commitment derives from this lack of protection of the Directors and would provide the level of comfort that any Director may expect in performing his/her directorship.

The Board further acknowledged that there should be no financial consequences for the company arising from this indemnity other than those resulting from any payment made by the company thereunder.

It was concluded that this solution may solve the problem for the new Board, but not for the existing Board members."

At its meeting of 14 January 2009, it was decided to reduce the maximum indemnification coverage from EUR 225 million to EUR 100 million cap.

Reproduced below is an excerpt of the relevant decision primarily dealing with the proposal to amend the articles of association of Fortis N.V. (shareholder's meeting of 13 February 2009):

"Aggregate annual limit for the cover for the Board as a whole of EUR 100m (compared to EUR 225m under the previous D&O policy). This is deemed in line with the change in size and composition of the company".

Page 213

In the fourth paragraph, the sentence:

At the end of 2008, the basis for the calculation of the RPN interest payments amounted to EUR 29 million due by Fortis to Fortis Bank.

has to be replaced by:

At the end of 2008, the basis for the calculation of the RPN interest payments amounted to EUR 30 million due by Fortis to Fortis Bank.

Brussels/Utrecht, 30 March 2009